FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

BHP BILLITON GROUP
SCHEME BOOKLET – DEMERGER OF BHP STEEL LIMITED

BHP Billiton Limited
Level 45, 600 Bourke Street
Melbourne, Victoria 3000
AUSTRALIA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 134, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP BILLITON LIMITED

BY ....

K J Wood, Company Secretary

Date: 15 May 2002



SCHEME BOOKLET

Scheme of arrangement and reduction of capital in relation to the demerger of BHP Steel Limited

This is an important document and requires your immediate attention. You should read this document in its entirety prior to deciding whether or not to approve the Steel Demerger Proposal. If you are in any doubt as to how to deal with this document, please consult your legal or financial adviser immediately. If you have recently sold all of your BHP Billiton Limited Shares, please ignore this document.

Each BHP Billiton Director recommends that you vote in favour of the resolutions required to implement the Steel Demerger Proposal.

This Scheme Booklet is neither an offer to sell nor a solicitation of an offer to buy securities as such terms are defined under the US Securities Act of 1933, as amended.

bhpbilliton

ABN 49 004 028 077

CONTENTS

Enquiries regarding the Steel Demerger Proposal

If you have any questions about the Steel Demerger Proposal please call the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, please send an email to share.department@bhpbilliton.com.

LETTER FROM THE CHAIRMAN

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO Box 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333

13 May 2002

Dear shareholder,

I am writing to you to let you know about the arrangements for BHP Billiton's forthcoming meetings to be held in Melbourne and London on 26 June 2002 to vote on the resolutions to implement the proposed demerger of BHP Steel.

At the time of the announcement of the DLC between BHP Limited and Billiton Plc, BHP Limited disclosed its intention to demerge BHP Steel and separately list it on the Australian Stock Exchange.

BHP Steel has both a proud history and an exciting future. It has a strong market presence, manufacturing and distributing a wide range of flat and coated steel products. BHP Steel holds leading market positions in Australia and New Zealand and continues to build on its established presence in Asia. It is also a major exporter, supplying long-standing customers in the US, Asia, Europe and Africa through a network of international sales offices.

The BHP Billiton directors have considered the advantages, disadvantages and risks associated with the demerger of BHP Steel and believe that it is in the best interests of BHP Billiton Limited and its shareholders. Each BHP Billiton director recommends that you vote in favour of the resolutions required to implement the demerger of BHP Steel.

The demerger of BHP Steel will allow BHP Billiton to focus on its minerals and petroleum businesses. It will enable BHP Steel to grow as an independent company and pursue its own business strategy without having to compete for capital with other businesses in the BHP Billiton portfolio.

The demerger will be implemented by way of a capital reduction and a distribution of BHP Steel shares to eligible BHP Billiton Limited shareholders who hold fully paid shares. Those shareholders will be entitled to one BHP Steel share for every five BHP Billiton Limited shares they hold. BHP Billiton Limited will hold 6% of the total number of BHP Steel shares on issue which it will offer for sale under a sale facility established in connection with the demerger of BHP Steel.
Most BHP Billiton Limited shareholders will also have the option to offer to sell under the sale facility some or all of their BHP Steel shares prior to the listing of BHP Steel on the Australian Stock Exchange. Alternatively, they may choose to keep their BHP Steel shares and, if they are resident in Australia or New Zealand, they may apply to buy additional BHP Steel shares under a public offer.

As foreshadowed at the time of the creation of the DLC, BHP Billiton Plc shareholders will not receive BHP Steel shares. Instead, to ensure equality of treatment of BHP Billiton Plc shareholders, they will receive a bonus issue of BHP Billiton Plc shares to reflect the value of the BHP Steel shares being distributed to BHP Billiton Limited shareholders. The size of the bonus issue will be based on the market value of BHP Steel shares distributed to BHP Billiton Limited shareholders.

The proposed demerger of BHP Steel has been reviewed by an independent expert, Ernst & Young Corporate Finance. Their report concludes that the demerger proposal is in the best interests of both fully paid and partly paid BHP Billiton Limited shareholders. This report is set out as Annexure D to this Scheme Booklet.

A member of the BHP Billiton group
which is headquartered in Australia

Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia

ABN 49 004 028 077
Registered in Australia

Registered Office: 600 Bourke St Melbourne Victoria 3000 Australia
ABN 49 004 028 077

This Scheme Booklet and the accompanying Instruction Guide set out full details of the proposed demerger and the steps associated with its implementation. The proxy form for the meetings is contained in the Instruction Guide. The Shareholder Prospectus (for Australian and New Zealand resident BHP Billiton Limited shareholders) accompanying this Scheme Booklet contains further important information in relation to the sale facility and the public offer. BHP Billiton Limited shareholders who are not resident in Australia and New Zealand will receive a Sale Facility Circular which contains further information in relation to the sale facility.

I urge you to read these documents carefully because they contain important information to help you make an informed decision about how to vote on the resolutions to implement the demerger.

The meetings will commence at 6.30 pm (Melbourne time) on Wednesday, 26 June 2002. This time has been chosen to allow a meeting of BHP Billiton Plc shareholders to be held in London at the same time (9.30 am London time). I will be able to address all shareholders together via a live broadcast link between Melbourne and London.

If you have any questions about the proposed demerger of BHP Steel, the sale facility or the public offer, please contact the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, please send an email to share.department@bhpbilliton.com.

I look forward to seeing you at the meetings on Wednesday, 26 June 2002.

Kind regards

Yours sincerely



Don R Argus
Chairman

IMPORTANT TIMES AND DATES

Retail Offer opens and Sale Facility election period commences for BHP Billiton Limited Shareholders	9.00 am, Monday, 27 May 2002
Last time and date by which Proxy Forms for the General Meeting and the Scheme Meetings can be lodged	8.00 am, Tuesday, 25 June 2002
Last time and date for determining eligibility to vote at the General Meeting and the Scheme Meetings	8.00 am, Tuesday, 25 June 2002
General Meeting of BHP Billiton Limited Shareholders	6.30 pm, Wednesday, 26 June 2002
Scheme Meeting of Fully Paid BHP Billiton Limited Shareholders	6.45 pm, Wednesday, 26 June 2002 or as soon thereafter as the General Meeting of BHP Billiton Limited Shareholders has concluded or been adjourned
Scheme Meeting of Partly Paid BHP Billiton Limited Shareholders	7.00 pm, Wednesday, 26 June 2002 or as soon thereafter as the Scheme Meeting of Fully Paid BHP Billiton Limited Shareholders has concluded or been adjourned
BHP Billiton Plc EGM	9.30 am (London time), Wednesday, 26 June 2002

The times and dates below (and the dates above for opening the Retail Offer and commencing the Sale Facility election period for BHP Billiton Limited Shareholders) are indicative only and BHP Billiton has the right to vary any or all of these dates and times without notifying BHP Billiton Shareholders. Certain dates are conditional on the approval of those dates by Australian Stock Exchange Limited ("ASX") and the Court.

Court hearing for approval of the Scheme	Monday, 1 July 2002
Effective Date	Monday, 1 July 2002
BHP Billiton Limited Shares (ex Capital Reduction) commence trading on ASX	Tuesday, 2 July 2002
Retail Offer closes and Sale Facility election period ends for BHP Billiton Limited Shareholders (excluding Institutional Selling Shareholders)	5.00 pm, Thursday, 4 July 2002
Close of Registers for BHP Billiton Limited Shareholders (time and date for determining entitlements to BHP Steel Shares)	5.00 pm, Friday, 5 July 2002
Institutional Offer opens (Bookbuild opening date)	9.00 am, Tuesday, 9 July 2002
Institutional Offer closes (Bookbuild closing date)	5.00 pm, Friday, 12 July 2002
Sale Facility election period ends for Institutional Selling Shareholders	5.00 pm, Friday, 12 July 2002
Listing Date (BHP Steel Shares commence trading on ASX on a conditional and deferred settlement basis)	Monday, 15 July 2002
Legal Separation Date	Monday, 22 July 2002
Dispatch of payments to Selling Shareholders and Ineligible Overseas Shareholders	Wednesday, 24 July 2002
Dispatch of holding statements for BHP Steel Shares	Wednesday, 24 July 2002
Normal trading of BHP Steel Shares commences	Thursday, 25 July 2002
Settlement of all deferred settlement trades in BHP Steel	Tuesday, 30 July 2002

Unless stated otherwise, all times referred to in the timetables above are Melbourne time.

If you wish to object to the Scheme at the Court hearing or make a complaint to ASIC about the Scheme, you should note that the Court hearing for approval of the Scheme is to be held five days following the BHP Billiton Limited Meetings.

See "Advantages, disadvantages and risks of the Steel Demerger Proposal and other relevant considerations" in Part 2 of this Scheme Booklet for a discussion of some of the factors that you should consider in deciding whether or not to vote in favour of the resolutions required to implement the Steel Demerger Proposal.

This Scheme Booklet is dated 13 May 2002.

If you have any questions about the Steel Demerger Proposal, please call the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, please send an email to share.department@bhpbilliton.com.

IMPORTANT NOTICES

BHP Billiton Limited Shareholders should read this Scheme Booklet in its entirety before making a decision as to how to vote on the resolutions to be considered at the General Meeting and the Scheme Meetings.

Purpose of this Scheme Booklet

This Scheme Booklet sets out all the significant elements of the Steel Demerger Proposal and contains:

- the Explanatory Statement required by Part 5.1 of the Corporations Act in relation to the Scheme. The Explanatory Statement is set out in Part 9 of this Scheme Booklet. The purpose of the Explanatory Statement is to explain the terms of the Scheme and the manner in which the Scheme will be considered and implemented (if approved), and to provide such information as is prescribed or otherwise material to the decision of BHP Billiton Limited Shareholders whether or not to approve the Scheme; and
- a statement of all the information known to BHP Billiton and the BHP Billiton Directors that is material to BHP Billiton Limited Shareholders in deciding how to vote on the Capital Reduction Resolution, as required by section 256C(4) of the Corporations Act.

A copy of this Scheme Booklet has been registered by the Australian Securities and Investments Commission ("**ASIC**") for the purposes of section 412(6) of the Corporations Act. Neither ASIC nor its officers takes any responsibility for the contents of this Scheme Booklet. A copy of this Scheme Booklet has also been lodged with ASIC in accordance with section 256C(5) of the Corporations Act.

A copy of this Scheme Booklet and an explanatory circular ("**Circular**") will be distributed to BHP Billiton Plc Shareholders. The Circular is available to BHP Billiton Limited Shareholders in electronic form on the internet at www.bhpbilliton.com. BHP Billiton Limited Shareholders may also obtain a printed copy of the Circular free of charge by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, BHP Billiton Limited Shareholders may send an email to share.department@bhpbilliton.com.

ASX

Within seven days after the date of this Scheme Booklet, application will be made for admission of BHP Steel to the ASX official list and for official quotation of all BHP Steel Shares on ASX.

A copy of this Scheme Booklet has been lodged with ASX. Neither ASX nor any of its officers takes any responsibility for the contents of this Scheme Booklet. The fact that ASX may admit BHP Steel to the ASX official list is not to be taken in any way as an indication of the merits of BHP Steel.

Status of this Scheme Booklet

This Scheme Booklet is not a prospectus lodged under Chapter 6D of the Corporations Act. Section 708(17) of the Corporations Act provides that Chapter 6D of the Corporations Act does not have effect in relation to any offer of securities if it is made under a compromise or arrangement under Part 5.1 of the Corporations Act, approved at a meeting held as a result of an order made by the Court under section 411(1) or (1A) of the Corporations Act.

US Securities and Exchange Commission

None of the US Securities and Exchange Commission ("**US SEC**"), any US state securities commission or other US regulatory authority has passed upon or endorsed the merits of the Steel Demerger Proposal or the accuracy, adequacy or completeness of this Scheme Booklet. Any representation to the contrary is a criminal offence.

United Kingdom

This Scheme Booklet has been issued by BHP Billiton Limited and the contents have been approved solely for the purposes of section 21of the Financial Services and Markets Act 2000 of the United Kingdom by ABN AMRO Corporate Finance Limited and Credit Suisse First Boston (Europe) Limited, which are regulated in the United Kingdom by the Financial Services Authority. ABN AMRO Corporate Finance Limited and Credit Suisse First Boston (Europe) Limited are acting for BHP Billiton Limited and no one else in connection with the Scheme and will not be responsible to any other person for providing the protections afforded to clients of ABN AMRO Corporate Finance Limited and Credit Suisse First Boston (Europe) Limited, or for providing advice in relation to the Scheme.

Investment decisions

This Scheme Booklet does not take into account the investment objectives, financial situation and particular needs of each BHP Billiton Limited Shareholder or any other person. This Scheme Booklet should not be relied upon as the sole basis for any investment decision in relation to BHP Billiton Limited Shares, BHP Steel Shares or any other securities. Independent financial and taxation advice should be sought before making any investment decision in relation to BHP Billiton Limited Shares, BHP Steel Shares or any other securities.

Forward looking statements

Certain statements in this Scheme Booklet relate to the future, including forward looking statements relating to BHP Billiton's and BHP Steel's financial position and strategy. These forward looking statements, including the forecast financial information in Part 5 of this Scheme Booklet, involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of BHP Billiton or BHP Steel to be materially different from future results, performance or achievements expressed or implied by such statements. Such risks, uncertainties, assumptions and other important factors include, among other things: general economic conditions, exchange rates, interest rates, the regulatory environment, structural changes in the steel industry, trade barriers, selling prices, raw material prices, competitive pressures, imports and demand in the building and construction, manufacturing, automotive, packaging and agricultural industries in Australia, New Zealand, Asia, the US and elsewhere. The forecast results are particularly sensitive to hot rolled coil prices.

None of BHP Billiton nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Scheme Booklet will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

The forward looking statements in this Scheme Booklet reflect views held only as of the date of this Scheme Booklet.

Subject to any continuing obligations under applicable law or any relevant listing rule or as contemplated by Part 8.26 of this Scheme Booklet, BHP Billiton and the BHP Billiton Directors disclaim any obligation or undertaking to disseminate after the date of the Scheme Booklet any updates or revisions to any forward looking statements to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Review of taxation disclosure

Arthur Andersen has reviewed and agrees with Part 7 of this Scheme Booklet relating to the description given to the taxation implications of the Steel Demerger Proposal for BHP Billiton Limited Shareholders whose registered address on the BHP Billiton Share Register is in Australia or who are otherwise deemed resident in Australia for Australian tax purposes.

Sullivan & Cromwell, Linklaters and Chapman Tripp have reviewed and agree with the descriptions of their advice regarding the US, United Kingdom and New Zealand tax consequences, respectively, of the Steel Demerger Proposal for certain BHP Billiton Limited Shareholders outlined in Part 7 of this Scheme Booklet.

Currency and presentation of exchange rates

BHP Billiton publishes its consolidated financial statements in Australian dollars and US dollars. BHP Steel will publish its consolidated financial statements in Australian dollars. In this Scheme Booklet, unless otherwise specified or the context otherwise requires, references to "**A$**" or "**$**" are to Australian dollars and references to "**US$**" are to US dollars.

For the convenience of the reader, this Scheme Booklet contains translations of some Australian dollar amounts into US dollars at the rate or rates indicated. In Part 6 of this Scheme Booklet, the US dollar amounts are based on the financial disclosures by BHP Billiton in its consolidated financial statements prepared in US dollars and in accordance with UK GAAP. Elsewhere in this Scheme Booklet, Australian dollars have been translated into US dollars at the average rate realised by BHP Steel in each period.

The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York ("**noon buying rate**") is set out below for the periods indicated for comparative purposes. The noon buying rate on 30 April 2002 was A$1.00 = US$0.5372. These translations should not be construed as representations that the Australian dollar amounts actually represent these US dollar amounts or could be converted into US dollars at the rate indicated.

The table below sets out exchange rate information expressed in terms of US dollars at the noon buying rate for A$1.00.

The Australian dollar is convertible into US dollars at freely floating rates and there are currently no restrictions on the flow of Australian currency between Australia and the US.

Year ended 30 June	At period end	Average rate[1]	High	Low
1997	US$0.7550	US$0.7814	US$0.8180	US$0.7455
1998	0.6208	0.6809	0.7537	0.5867
1999	0.6611	0.6273	0.6712	0.5550
2000	0.5971	0.6284	0.6703	0.5685
2001	0.5100	0.5320	0.5996	0.4828
2002 (through April 30, 2002)	0.5372	0.5236	0.5442	0.5060
November 2001			0.5217	0.5076
December 2001			0.5201	0.5047
January 2002			0.5238	0.5060
February 2002			0.5230	0.5070
March 2002			0.5336	0.5177
April 2002			0.5442	0.5270

(1) The average of the noon buying rates on the last day of each full month during the period.

THIS PAGE IS LEFT INTENTIONALLY BLANK

PART 1 SUMMARY

1.1 THE STEEL PROPOSAL

At the time of the announcement of the DLC merger with Billiton Plc in March 2001, BHP Limited disclosed its intention to demerge BHP Steel and separately list it on ASX. BHP Steel is a company involved in the manufacture and distribution of flat and coated steel products. BHP Steel's main operations are located in Australia, New Zealand, Asia and the US.

The Steel Demerger Proposal comprises:

- the Capital Reduction and the Scheme; and
- the Matching Action.

A Sale Facility and Offer are also being conducted in connection with the Steel Demerger Proposal.

The purpose of this Scheme Booklet is to provide BHP Billiton Limited Shareholders with information that the BHP Billiton Board believes to be material to BHP Billiton Limited Shareholders in making a decision whether or not to vote in favour of the resolutions required to implement the Steel Demerger Proposal.

Capital Reduction and the Scheme

Under the Capital Reduction and the Scheme:

- the share capital of BHP Billiton Limited will be reduced by the Reduction Amount (i.e. $0.69) for each BHP Billiton Limited Share on issue at the Close of Registers;
- Fully Paid BHP Billiton Limited Shareholders will be entitled to receive one BHP Steel Share for every five BHP Billiton Limited Shares held (except Ineligible Overseas Shareholders who will have the BHP Steel Shares to which they are entitled sold and the sale proceeds remitted to them); and
- Partly Paid BHP Billiton Limited Shareholders will have the amount unpaid on each Partly Paid BHP Billiton Limited Share held reduced by the Reduction Amount. Partly Paid BHP Billiton Limited Shareholders will not receive BHP Steel Shares under the Scheme.

Fully Paid BHP Billiton Limited Shareholders are not required to pay any money for the BHP Steel Shares which they are entitled to receive under the Scheme because their entitlement to the Reduction Amount will be applied against the transfer of these BHP Steel Shares.

The BHP Steel Shares to which Fully Paid BHP Billiton Limited Shareholders are entitled under the Scheme (including those of Ineligible Overseas Shareholders) will represent 94% of the total number of BHP Steel Shares on issue.

BHP Billiton Limited will offer for sale the remaining 6% of BHP Steel Shares on issue under the Sale Facility. The proceeds of the sale of these BHP Steel Shares will be applied to general corporate purposes, including the reduction of debt, and will benefit BHP Billiton and, consequently, both BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders. BHP Steel will not receive any of the proceeds from the sale of BHP Steel Shares by BHP Billiton Limited.

Further details regarding the Capital Reduction and the Scheme are set out in Part 3.1 of this Scheme Booklet. The terms of the Scheme are contained in Part 9 of this Scheme Booklet.

Matching Action

The arrangements establishing BHP Billiton as a DLC require that there be equitable treatment of BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders and, in particular, that any distribution which benefits only one set of such shareholders be accompanied by an appropriate adjustment in favour of the other set of shareholders to reflect the value distributed.

BHP Billiton Plc Shareholders will not be entitled to BHP Steel Shares under the Scheme and will therefore receive an issue of bonus BHP Billiton Plc Shares under the Matching Action.

The BHP Billiton Board has determined that this is the most appropriate action under the circumstances. The BHP Billiton Board has also determined that BHP Billiton Plc Shareholders should be asked to approve the Steel Demerger Proposal separately.

Further details regarding the Matching Action are set out in Part 3.1 of this Scheme Booklet.

Sale Facility and Offer

The Sale Facility is being offered to eligible Fully Paid BHP Billiton Limited Shareholders who wish to offer to sell, prior to the listing of BHP Steel on ASX, some or all of the BHP Steel Shares to which they are entitled under the Scheme. The BHP Steel Shares attributable to Ineligible Overseas Shareholders will also be offered for sale under the Sale Facility. Further, BHP Billiton Limited will offer for sale under the Sale Facility its 6% holding of BHP Steel Shares in order to ensure a minimum supply of BHP Steel Shares under the Offer.

Fully Paid BHP Billiton Limited Shareholders who are not permitted under applicable laws or regulations of certain countries to sell under the Sale Facility the BHP Steel Shares to which they are entitled under the Scheme, are not eligible to participate in the Sale Facility.

The BHP Steel Shares to be sold under the Sale Facility will form the pool of BHP Steel Shares to be offered to eligible BHP Billiton Limited Shareholders who wish to buy additional BHP Steel Shares and to other retail and institutional investors under the Offer.

Further details regarding the Sale Facility and the Offer are set out in Parts 3.2 and 3.3 of this Scheme Booklet.

1.2 BHP BILLITON DIRECTORS' RECOMMENDATION

The BHP Billiton Directors believe that, taking into account all relevant matters, including the Matching Action, the Steel Demerger Proposal is in the best interests of BHP Billiton Limited Shareholders and BHP Billiton Limited, and will not materially prejudice the interests of BHP Billiton's creditors.

Each BHP Billiton Director recommends that you vote in favour of the resolutions required to implement the Steel Demerger Proposal, and intends to vote all BHP Billiton Shares controlled by them in favour of the resolutions required to implement the Steel Demerger Proposal.

1.3 ADVANTAGES, DISADVANTAGES AND RISKS OF THE STEEL DEMERGER PROPOSAL

The advantages, disadvantages and risks of the Steel Demerger Proposal and other relevant considerations are set out in Part 2 of this Scheme Booklet. The BHP Billiton Directors have considered these matters carefully in forming their recommendation and are of the view that the advantages outweigh the disadvantages and risks of the Steel Demerger Proposal.

1.4 INDEPENDENT REVIEW OF THE STEEL DEMERGER PROPOSAL

The BHP Billiton Directors commissioned an independent expert, Ernst & Young Corporate Finance, to prepare a report on the Steel Demerger Proposal. That report is set out as Annexure D to this Scheme Booklet.

The report concludes that the Steel Demerger Proposal (including the Matching Action) is in the best interests of both Fully Paid BHP Billiton Limited Shareholders and Partly Paid BHP Billiton Limited Shareholders. The report also concludes that the Steel Demerger Proposal does not materially prejudice the interests of BHP Billiton's creditors.

1.5 SUMMARY OF THE IMPACT OF THE STEEL DEMERGER PROPOSAL ON BHP BILLITON LIMITED SHAREHOLDERS

What will you receive?

You will receive one BHP Steel Share for every five BHP Billiton Limited Shares you hold at the Close of Registers (anticipated to be 5.00 pm on Friday, 5 July 2002), unless:

- you sell the BHP Steel Shares to which you are entitled under the Scheme prior to the listing of BHP Steel on ASX (i.e. you are a Selling Shareholder);
- you are an Ineligible Overseas Shareholder; or
- you are a Partly Paid BHP Billiton Limited Shareholder.

You are not required to pay any money for any of the BHP Steel Shares you are entitled to receive under the Scheme.

If you are a Selling Shareholder or an Ineligible Overseas Shareholder, the BHP Steel Shares to which you are entitled under the Scheme will be offered for sale under the Sale Facility and you will receive the proceeds of sale.

If the Sale Facility does not proceed, or the Sale Facility proceeds but not all of the BHP Steel Shares available for sale are sold, Selling Shareholders will receive the BHP Steel Shares to which they are entitled under the Scheme (or the balance of those BHP Steel Shares, as the case may be), and the BHP Steel Shares attributable to Ineligible Overseas Shareholders will be sold on ASX on or after the Listing Date.

If you are a Partly Paid BHP Billiton Limited Shareholder, the Reduction Amount will be applied to meet the Interim Call made against your Partly Paid BHP Billiton Limited Shares, thereby reducing the amount remaining unpaid on each of your Partly Paid BHP Billiton Limited Shares.

BHP Billiton Limited's American Depositary Receipt ("**ADR**") holders will receive information from the Depositary regarding the BHP Steel Shares to which they are entitled under the Scheme. ADR holders should refer to the information set out in Part 3.6 of this Scheme Booklet.

What is the impact on your holding of BHP Billiton Limited Shares and your interest in BHP Billiton?

The number of BHP Billiton Limited Shares you hold will not change as a result of the Steel Demerger. However, the value of your BHP Billiton Limited Shares may decrease, reflecting the separate value of the BHP Steel Shares. Other general market factors may also affect the value of your BHP Billiton Limited Shares.

In addition, following the issue of bonus BHP Billiton Plc Shares to BHP Billiton Plc Shareholders, there will be a small reduction in your aggregate economic and voting interest in BHP Billiton.

If you are a Partly Paid BHP Billiton Limited Shareholder, the amount remaining unpaid on each of your Partly Paid BHP Billiton Limited Shares will be reduced by the Reduction Amount.

What is the impact on BHP Billiton's dividend payments?	BHP Billiton's final dividend for the year ended 30 June 2002 has been declared and will be paid on 3 July 2002. The BHP Billiton Board believes that the Steel Demerger will not affect the level of BHP Billiton's dividend payments for the year ending 30 June 2003. However, the level of BHP Billiton's dividends following the Steel Demerger has not yet been determined and will be a matter for consideration by the BHP Billiton Board at the relevant time.
Can you sell the BHP Steel Shares to which you are entitled under the Scheme?	You have the option to offer to sell under the Sale Facility some or all of the BHP Steel Shares to which you are entitled under the Scheme prior to the listing of BHP Steel on ASX. You can do this by completing the Sell Form attached to the Instruction Guide accompanying this Scheme Booklet. However, there is no guarantee that any of the BHP Steel Shares you offer to sell will be sold under the Sale Facility. You are not eligible to participate in the Sale Facility if you are a Non Eligible Shareholder. The BHP Steel Shares to which Ineligible Overseas Shareholders are entitled will be automatically sold. You may also sell your BHP Steel Shares on ASX once trading in BHP Steel Shares commences.
Can you apply to buy more BHP Steel Shares?	If you are an Australian or New Zealand resident, you may apply to buy more BHP Steel Shares under the Offer. You can do this by completing the Buy Form attached to the Instruction Guide accompanying this Scheme Booklet. However, there is no guarantee that such application will be successful, either in part or in full. If you are an institutional investor, you may have the opportunity to buy more BHP Steel Shares under the Institutional Offer.
When will BHP Steel Shares commence trading on ASX?	BHP Steel Shares are expected to commence trading on ASX, initially on a conditional and deferred settlement basis, on Monday, 15 July 2002.
What are the taxation implications of the Steel Demerger Proposal for you?	A guide to the general taxation implications of the Capital Reduction and the Scheme are set out in Part 7 of this Scheme Booklet. The description is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any BHP Billiton Limited Shareholder. You should seek your own specific taxation advice for your individual circumstances.

1.6 SUMMARY OF THE IMPACT OF THE STEEL DEMERGER PROPOSAL ON BHP BILLITON

If implemented, the Steel Demerger will give effect to BHP Billiton's strategy of focusing its business on natural resources.

The Steel Demerger is not expected to have a material impact on BHP Billiton's earnings and gearing. For the six months ended 31 December 2001, BHP Steel made up approximately 3.8% of BHP Billiton's net profit and approximately 10.9% of BHP Billiton's net assets.

BHP Billiton will not retain an ownership interest in BHP Steel following the Steel Demerger unless, contrary to its intention, it is unable to sell its 6% holding of BHP Steel Shares under the Sale Facility. In addition, regardless of whether BHP Billiton retains any BHP Steel Shares following the Steel Demerger, BHP Billiton will not have any representation on the BHP Steel Board. However, a number of contractual arrangements have been or will be entered into between BHP Billiton and BHP Steel. These arrangements deal with the specific ongoing business relationships between BHP Billiton and BHP Steel and are summarised in Part 8.14.1 of this Scheme Booklet. They include a licence agreement under which BHP Steel will be entitled to use the "BHP" trademark and acronym in its company, business and domain names until 30 June 2004, unless terminated earlier. At the end of this two year period, BHP Steel will be required to use a new name.

If BHP Billiton retains any of its own BHP Steel Shares following the completion of the Sale Facility, BHP Billiton will not dispose of any of these BHP Steel Shares for a minimum period of 180 days from the Listing Date other than with the prior approval of the Joint Global Coordinators, or pursuant to a takeover bid or scheme of arrangement under the Corporations Act relating to BHP Steel Shares.

1.7 KEY STEPS TO IMPLEMENT THE STEEL DEMERGER PROPOSAL

The key steps to implement the Steel Demerger Proposal are as follows:

- BHP Billiton Limited Shareholders will vote to approve the Steel Demerger Proposal at the General Meeting and the

Scheme Meetings, all to be held at the Savoy Ballroom, Grand Hyatt, 123 Collins Street, Melbourne, Victoria, Australia on Wednesday, 26 June 2002;

- BHP Billiton Plc Shareholders will vote to approve the Steel Demerger Proposal at the BHP Billiton Plc EGM to be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, United Kingdom on Wednesday, 26 June 2002; and
- application will be made to the Court to approve the Scheme at a Court hearing expected to be held on Monday, 1 July 2002.

If any of the above approvals are not obtained, the Steel Demerger Proposal, including the Matching Action, will not be implemented.

Further details of these approvals are set out in Parts 3.10 and 3.11 of this Scheme Booklet.

1.8 ACTION TO BE TAKEN BY BHP BILLITON LIMITED SHAREHOLDERS

Vote at the BHP Billiton Limited Meetings
BHP Billiton Limited Shareholders may vote at the BHP Billiton Limited Meetings in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

BHP Billiton Limited's ADR holders are entitled to provide voting instructions to the Depositary, which will vote the BHP Billiton Limited Shares underlying the American Depositary Shares ("**ADSs**") held by the ADR holders in accordance with those instructions.

Information relating to voting procedures and details of the resolutions to be voted on at the BHP Billiton Limited Meetings are contained in Parts 3.11 and 3.13 of this Scheme Booklet, the notices of meetings included in this Scheme Booklet and the Proxy Form attached to the Instruction Guide accompanying this Scheme Booklet.

Choose whether to keep, sell or buy BHP Steel Shares
Fully Paid BHP Billiton Limited Shareholders should refer to this Scheme Booklet, as well as the Shareholder Prospectus (accompanying this Scheme Booklet in Australia and New Zealand) or the Sale Facility Circular (accompanying this Scheme Booklet in other jurisdictions) to assist them in deciding whether to keep the BHP Steel Shares to which they are entitled under the Scheme or to offer to sell, prior to the listing of BHP Steel on ASX, some or all of these BHP Steel Shares under the Sale Facility. Non Eligible Shareholders are not eligible to offer to sell under the Sale Facility any of the BHP Steel Shares to which they are entitled under the Scheme.

The Shareholder Prospectus also contains information to assist BHP Billiton Limited Shareholders in Australia and New Zealand in deciding whether they wish to apply for additional BHP Steel Shares under the Offer.

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PART 2 ADVANTAGES, DISADVANTAGES AND RISKS OF THE STEEL DEMERGER PROPOSAL AND OTHER RELEVANT CONSIDERATIONS

2.1 INTRODUCTION

The BHP Billiton Board believes that the advantages outweigh the disadvantages and risks of the Steel Demerger Proposal. The BHP Billiton Board also believes that the Steel Demerger will enable both BHP Billiton and BHP Steel to more effectively pursue shareholder value maximising initiatives.

BHP Billiton Limited Shareholders should carefully consider the following advantages, disadvantages and risks of the Steel Demerger Proposal and other relevant considerations, as well as the other information contained in this Scheme Booklet (including the risks associated with owning BHP Steel Shares set out in Part 4.4 of this Scheme Booklet), in deciding whether or not to vote in favour of the resolutions required to implement the Steel Demerger Proposal.

2.2 ADVANTAGES OF THE STEEL DEMERGER PROPOSAL

2.2.1 Increased focus on core businesses

The merger of BHP Limited and Billiton Plc in June 2001, and the consequent re-weighting of the combined asset base towards natural resources, confirmed the view of the then BHP Limited board that shareholder value would be maximised and the business performance of BHP Steel better assured through the separate listing of BHP Steel.

As a result of the Steel Demerger, both BHP Billiton and BHP Steel will be able to focus their attention and financial resources on their respective core businesses. In particular, the BHP Steel Board and management will be able to dedicate their attention to pursuing the company's growth strategy, strengthening its customer relationships and further enhancing its operational efficiency.

2.2.2 Dividends from both BHP Billiton and BHP Steel

BHP Billiton's final dividend for the year ended 30 June 2002 has been declared and will be paid on 3 July 2002. The Steel Demerger is not expected to have a material impact on BHP Billiton's earnings and is not expected to affect the level of BHP Billiton's dividend payments for the year ending 30 June 2003. In addition, as a result of the Steel Demerger, BHP Steel Shareholders who retain their BHP Steel Shares will be entitled to dividends paid by BHP Steel. However, the level of BHP Billiton's dividends and BHP Steel's dividends following the Steel Demerger have not yet been determined and will be a matter for consideration by the BHP Billiton Board and the BHP Steel Board respectively at the relevant time. The dividend policy of BHP Steel is set out in Part 5.6 of this Scheme Booklet.

2.2.3 Better alignment of BHP Steel management incentives with performance

The Steel Demerger will allow BHP Steel to align future management incentives more closely with the performance of its underlying business and the price of BHP Steel Shares. Following the Steel Demerger, BHP Steel intends to introduce the employee incentive plan outlined in Part 8.9.2 of this Scheme Booklet.

2.2.4 Greater investor choice

The BHP Billiton Board recognises that, given the lack of business synergies between BHP Steel and BHP Billiton's natural resources businesses, BHP Billiton Limited Shareholders may prefer to manage the diversification of their portfolios themselves rather than invest in a more diversified company with a range of operations with different risks and characteristics.

The creation of BHP Steel will provide BHP Billiton Limited Shareholders and other investors with an opportunity to invest directly in the largest steel company in Australia and New Zealand, a business with leading market positions across its product range in those countries and growth potential through its established operations in Asia. BHP Billiton will continue to provide investors with an opportunity to invest in a leading global natural resources company.

As well as expanding the investment choice available to BHP Billiton Limited Shareholders, the Steel Demerger may attract new investors who seek direct exposure to the specific businesses and industries in which BHP Billiton and BHP Steel operate.

2.2.5 Enhanced investor awareness

Following the Steel Demerger, it will be easier for BHP Billiton Limited Shareholders and other investors to evaluate the individual financial performance, strategies and other characteristics of BHP Steel and BHP Billiton. BHP Steel is expected to be subject to coverage by research analysts with particular expertise in the steel industry. This should increase investor understanding of BHP Steel.

The reduced complexity of BHP Billiton should also improve investor understanding of its businesses and strategy. This transparency is expected to increase the likelihood that both BHP Billiton and BHP Steel will achieve their appropriate market valuation.

2.2.6 Independent financial policies

A global resources group has a different earnings profile and different capital requirements than a steel company. As a result of the Steel Demerger, BHP Steel is expected to have a capital structure and a dividend policy that are more appropriate for its business. The indicated dividend policy of BHP Steel suggests that BHP Steel will pay out a greater proportion of its earnings as dividends than BHP Billiton has in recent years, based on BHP Billiton's most recent dividend. The dividend policies of BHP Billiton and BHP Steel, after the Steel Demerger, will be separate matters for consideration by the BHP Billiton Board and the BHP Steel Board respectively.

2.2.7 Greater financial flexibility for BHP Steel

In recent years, BHP Billiton has imposed capital constraints on its steel business. The steel business has had to compete with other parts of BHP Billiton for funds and resources. This has limited, to some extent, the ability of BHP Steel to pursue strategic growth opportunities. As a separately listed company, BHP Steel is expected to have greater flexibility to pursue acquisitions, joint ventures and alliances and fund internal growth that might not otherwise have been possible as part of BHP Billiton.

2.2.8 Release of cash to BHP Billiton

BHP Steel will repay to BHP Billiton approximately $565 million of inter-company debt using funds raised from external financiers. In addition, BHP Billiton is expected to receive approximately $124 million to $157 million (based on the Indicative Price Range) from the sale under the Sale Facility of its 6% holding of BHP Steel Shares. The cash which BHP Billiton receives will be applied to general corporate purposes, including the reduction of debt.

2.3 DISADVANTAGES OF THE STEEL DEMERGER PROPOSAL

2.3.1 Steel Demerger transaction costs

Total transaction costs of the Steel Demerger are estimated at $65 million. Of this amount, $31 million has been incurred, or will be committed, to progress the Steel Demerger prior to the date of the BHP Billiton Limited Meetings. Of the total cost, $47 million will be borne by BHP Billiton, primarily relating to the Sale Facility, advisers' fees, legal expenses and the printing and distribution of documents, and $18 million will be borne by BHP Steel, primarily relating to one-off costs associated with establishing BHP Steel as an independent listed company and the raising of its external debt.

2.3.2 Additional costs for BHP Steel

BHP Steel will be an independent company, listed on ASX, which will necessarily involve additional corporate costs, including share registry and company secretariat costs and the cost of having a separate board of directors. BHP Steel will also incur costs associated with certain services and internal management systems that have previously been provided by BHP Billiton, such as accounting, treasury, legal and taxation services. It is expected that these costs will initially be in the order of approximately $15 million per year.

In addition, BHP Steel will no longer have the financial support or credit profile associated with being part of BHP Billiton and is expected to have a higher cost of borrowing. BHP Steel will have total borrowings from external financiers (including minority interests) of approximately $752 million following the Steel Demerger. BHP Steel will also have a trade receivables securitisation program (refer to Part 8.14.3(b) of this Scheme Booklet).

2.3.3 Lower index weighting of BHP Steel than BHP Billiton Limited

Although BHP Steel is expected to be included in most key market indices in Australia, the lower market capitalisation and consequent lower weighting of BHP Steel in those indices (compared with BHP Billiton Limited) may result in lower institutional investor interest in BHP Steel than for BHP Billiton Limited.

However, given the relative size of BHP Steel, the Steel Demerger is unlikely to have a material impact on the weighting of BHP Billiton Limited in the relevant market indices.

2.3.4 No NYSE listing or ADR facility in respect of BHP Steel Shares

BHP Billiton Limited American Depositary Shares ("**ADSs**") represented by American Depositary Receipts ("**ADRs**") are listed on the NYSE. Following implementation of the Steel Demerger Proposal, BHP Billiton Limited ADSs will continue to be quoted on the NYSE. However, BHP Steel does not currently intend to apply to have BHP Steel Shares listed or quoted on any exchange other than ASX. In addition, BHP Steel does not currently intend to establish an ADR facility in respect of BHP Steel Shares. As a result, ADR holders will have fewer trading choices which may result in higher costs and greater inconvenience for US shareholders trading BHP Steel Shares.

BHP Billiton Limited is a reporting company under the US Securities Exchange Act of 1934 ("US Exchange Act") and as such is required to file its annual reports with the US SEC. It is not intended that BHP Steel will be a reporting company under the US Exchange Act. Instead, BHP Steel intends to apply to be included in the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the US Exchange Act. If granted, the exemption will require BHP Steel to submit certain information to the US SEC pursuant to Rule 12g3-2(b) under the US Exchange Act.

2.3.5 Partial loss of pre-CGT status

Australian resident BHP Billiton Limited Shareholders who acquired their BHP Billiton Limited Shares prior to 20 September 1985, are currently exempt from CGT on the sale of those BHP Billiton Limited Shares for Australian tax purposes. The BHP Steel Shares transferred to Australian resident BHP Billiton Limited Shareholders will be subject to CGT upon sale. Australian resident BHP Billiton Limited Shareholders with pre-CGT BHP Billiton Limited Shares may be disadvantaged by the Steel Demerger given that a small proportion of the value of their pre-CGT BHP Billiton Limited Shares will be replaced by post-CGT BHP Steel Shares.

However, if the new proposed demerger relief rules apply (see Part 7.2.7 of this Scheme Booklet), the BHP Steel Shares acquired in connection with the pre-CGT BHP Billiton Limited Shares will remain outside the Australian CGT regime.

2.3.6 Dilution of interest of BHP Billiton Limited Shareholders in BHP Billiton

As a result of the Steel Demerger, the aggregate interest held by BHP Billiton Limited Shareholders in BHP Billiton will be marginally reduced with a consequential reduction in their aggregate voting and economic interest. The exact change in interest will depend on the number of bonus BHP Billiton Plc Shares issued to BHP Billiton Plc Shareholders and, as such, will not be known until the value of the BHP Steel Shares distributed to BHP Billiton Limited Shareholders and hence the value of the bonus issue of BHP Billiton Plc Shares to BHP Billiton Plc Shareholders is determined under the Matching Action. The Matching Action is described in Part 3.1 of this Scheme Booklet.

2.4 RISKS OF THE STEEL DEMERGER PROPOSAL

2.4.1 The combined market price for BHP Steel Shares and BHP Billiton Limited Shares following the Steel Demerger may be less than the market price of BHP Billiton Limited Shares before the Steel Demerger

There has not previously been a public market for BHP Steel Shares. Accordingly, there can be no assurance that an active trading market will develop for BHP Steel Shares after the Steel Demerger or that BHP Steel Shares will trade in the public market subsequent to the Listing Date at a particular level.

As a result of a number of factors, including the other risk factors described below, there is a risk that the combined market value of BHP Billiton Limited Shares and BHP Steel Shares after the Steel Demerger will be less than the market value of BHP Billiton Limited Shares before the Steel Demerger.

2.4.2 BHP Steel will be much smaller and less diversified than BHP Billiton

BHP Steel will be a much smaller and less diversified company than BHP Billiton. After the Steel Demerger, a significant adverse event affecting BHP Steel, such as a prolonged period of low global steel prices, a downturn in the Australian construction industry, the loss of a significant customer or an unforeseen liability, will not be capable of being offset by favourable developments in other parts of BHP Billiton. Accordingly, the proportionate impact of an adverse development on the value of a BHP Steel Share can be expected to be more significant than what the impact on the value of a BHP Billiton Limited Share would have been.

2.4.3 After the Steel Demerger, BHP Steel will no longer have access to the financial strength and business relationships of BHP Billiton

Because of the financial strength of BHP Billiton, BHP Steel has been able to access financing at a lower cost than it may be able to in the future. In addition, as a part of BHP Billiton Limited, BHP Steel has been able to benefit from BHP Billiton's business relationships with companies around the world. BHP Steel has drawn on its relationship with BHP Billiton in developing its own relationships and contacts and in negotiating contracts with other parties. After completion of the Steel Demerger, BHP Steel will be an independent company and will no longer have access to the financial strength and business relationships of BHP Billiton.

2.4.4 BHP Billiton may lose BHP Steel as a customer for its products in the future

BHP Steel currently purchases most of its coal, iron ore, manganese and ferro alloy requirements, and receives a large proportion of its transportation services, from BHP Billiton under various arrangements and agreements between BHP Billiton and BHP Steel. The material agreements are described in Part 8.14.1 of this Scheme Booklet. BHP Steel will be an independent company after the Steel Demerger, and may choose not to renew, or to terminate, these supply agreements. It may also choose to purchase some of its requirements from parties other than BHP Billiton. In this event, BHP Billiton could suffer a loss of revenue if it is unable to sell the products or provide the services that were sold or provided to BHP Steel to another party on comparable terms.

2.4.5 BHP Steel may face challenges and incur costs in implementing its change to being an independent company

Prior to the Steel Demerger, BHP Billiton provided BHP Steel with a number of support services, including corporate services such as group accounting, treasury, taxation, superannuation, legal, insurance administration, information management and certain group purchasing services. As part of the Steel Demerger, BHP Steel is replacing these support services with internal capability and with third party contracts and arrangements which are more appropriate for it as an independent business. There is a risk that the performance of these functions will be negatively affected during BHP Steel's period of transition to being an independent company as systems and processes are implemented. BHP Steel will be required to incur new costs to implement these processes and it may take some time to ensure that all processes are operating fully and efficiently. This could have an adverse impact on BHP Steel's financial position.

2.4.6 BHP Billiton will be required to share the "BHP" trademark and acronym with BHP Steel

BHP Steel will be entitled to use the "BHP" trademark and acronym in its company, business and domain names until 30 June 2004, unless terminated earlier, under a licence agreement, which is described in Part 8.14.1 of this Scheme Booklet. At the end of this period, BHP Steel will be required to use a new name. There is a risk that BHP Steel could become involved in controversies or litigation during the term of the licence that may adversely affect the value or reputation of the BHP name and, consequently, the BHP Billiton name. In addition, the fact that BHP Steel and BHP Billiton will share the "BHP" trademark, despite being separate and unrelated companies, may create the risk of disputes over the use of that trademark.

2.4.7 BHP Billiton and BHP Steel may not be able to novate contracts that include guarantees by BHP Billiton

In the past, BHP Steel has entered into contracts with third parties for which BHP Billiton Limited provided a guarantee or in respect of which BHP Billiton is jointly liable. The parties with whom BHP Steel has contracted may not be willing to novate the contracts or release BHP Billiton from its obligations under the contracts or guarantees by the Effective Date or at all. BHP Billiton may therefore not be able to relieve itself of its obligations under these contracts, even though it will no longer have an ownership interest in BHP Steel and will not be able to monitor and control BHP Steel's conduct in performing its obligations under those agreements. BHP Steel has agreed in the Demerger Deed to indemnify BHP Billiton for any claims made or payments to be made under the contracts or guarantees.

2.5 OTHER RELEVANT CONSIDERATIONS

2.5.1 Financial impact on BHP Billiton

Various credit rating agencies issue long-term and short-term credit ratings for BHP Billiton. While these credit ratings may change from time to time, BHP Billiton does not anticipate that they will change as a result of the Steel Demerger.

2.5.2 Taxation implications for BHP Billiton Limited Shareholders

The return of capital by BHP Billiton Limited from its share capital account to Australian resident BHP Billiton Limited Shareholders should not be treated (in whole or part) as a dividend for Australian taxation purposes.

US holders of BHP Billiton Limited Shares should be aware that if the sum of (a) the 6% of BHP Steel Shares offered for sale by BHP Billiton Limited under the Sale Facility plus (b) the other BHP Steel Shares sold under the Sale Facility (including the BHP Steel Shares attributable to Ineligible Overseas Shareholders), represent more than 20% of the total number of BHP Steel Shares on issue, a US holder of BHP Billiton Limited Shares generally will be treated as receiving a taxable distribution equal to the US dollar value of the BHP Steel Shares distributed on their BHP Billiton Limited Shares.

The Capital Reduction may also be taxable for BHP Billiton Limited Shareholders in the United Kingdom, New Zealand and other jurisdictions.

A more detailed discussion of the taxation consequences of the Steel Demerger is contained in Part 7 of this Scheme Booklet.

2.5.3 Independent expert's opinion

The BHP Billiton Board has commissioned an independent expert, Ernst & Young Corporate Finance, to prepare a report stating whether, in its opinion, the Steel Demerger Proposal (including the Matching Action) is in the best interests of BHP Billiton Limited Shareholders. Ernst & Young Corporate Finance has also been requested to give its opinion as to whether the Steel Demerger Proposal is materially prejudicial to BHP Billiton's creditors.

The report concludes that the Steel Demerger Proposal (including the Matching Action) is in the best interests of both Fully Paid BHP Billiton Limited Shareholders and Partly Paid BHP Billiton Limited Shareholders. The report also concludes that the Steel Demerger Proposal does not materially prejudice the interests of BHP Billiton's creditors. The full report is set out as Annexure D to this Scheme Booklet.

2.5.4 Alternatives to the Steel Demerger Proposal

The BHP Billiton Board believes that the Steel Demerger will deliver greater value to BHP Billiton Shareholders than the two alternatives considered for the divestment of BHP Steel - a trade sale and an initial public offering for 100% of BHP Steel Shares.

In the context of a trade sale, BHP Billiton believes that there would currently be few, if any, buyers (or combination of buyers) with the financial capacity and/or strategic motivation to acquire all of BHP Steel on acceptable terms.

Taking into account current equity market conditions and the current economic and steel industry climate, BHP Billiton believes than an initial public offering of 100% of BHP Steel would not provide an outcome acceptable to BHP Billiton Shareholders due to the possibility that BHP Steel Shares would need to be offered at a significant discount to their fair value.

The BHP Billiton Board has concluded that the Steel Demerger Proposal offers BHP Billiton Limited Shareholders the opportunity to directly participate in the possible earnings improvement in BHP Steel as market conditions improve, and is more likely to enhance shareholder value than other divestment alternatives.

2.5.5 Implications if the Steel Demerger does not proceed

If BHP Billiton Limited Shareholders or BHP Billiton Plc Shareholders do not approve the Steel Demerger Proposal or the Court does not approve the Scheme, the Steel Demerger will not proceed. In that event:

- the Capital Reduction will not proceed;
- Fully Paid BHP Billiton Limited Shareholders will not receive BHP Steel Shares (or, in the case of Selling Shareholders and Ineligible Overseas Shareholders, the proceeds from the sale of BHP Steel Shares);
- the Interim Call will not be made and Partly Paid BHP Billiton Limited Shareholders will not have the amount unpaid on their Partly Paid BHP Billiton Limited Shares reduced;
- BHP Billiton Plc Shareholders will not receive a bonus issue of BHP Billiton Plc Shares by way of the Matching Action;
- BHP Billiton will continue to own and manage the BHP Steel businesses;
- the advantages of the Steel Demerger, as outlined in this Part and which the BHP Billiton Board believes will promote increased value for BHP Billiton Shareholders, may not be otherwise realised, potentially having an adverse impact on both the BHP Billiton and the BHP Steel businesses. On the other hand, the disadvantages of the Steel Demerger identified by the BHP Billiton Board may not otherwise arise; and
- the BHP Billiton Board and management will consider alternatives for divestment of the BHP Steel businesses. It is the BHP Billiton Board's opinion that these alternative proposals will not deliver as much value to BHP Billiton Shareholders as the Steel Demerger Proposal.

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PART 3 DETAILS OF THE STEEL DEMERGER PROPOSAL

3.1 ELEMENTS OF THE STEEL DEMERGER PROPOSAL

The Steel Demerger Proposal involves the following elements:

Capital Reduction and the Scheme

If the Steel Demerger Proposal is approved by BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders and the Scheme is approved by the Court, then on the Legal Separation Date:

- the share capital of BHP Billiton Limited will be reduced by $0.69 for each BHP Billiton Limited Share on issue at the Close of Registers;
- each Fully Paid BHP Billiton Limited Shareholder registered on the BHP Billiton Share Register at the Close of Registers will be entitled to receive one BHP Steel Share for every five BHP Billiton Limited Shares they hold (subject to rounding for fractional entitlements discussed below), except for Ineligible Overseas Shareholders who will have the BHP Steel Shares to which they are entitled sold and the proceeds of sale remitted to them; and
- each Partly Paid BHP Billiton Limited Shareholder registered on the BHP Billiton Share Register at the Close of Registers will have the Reduction Amount applied to meet the Interim Call made on their Partly Paid BHP Billiton Limited Shares. . Partly Paid BHP Billiton Limited Shareholders will not receive BHP Steel Shares under the Scheme.

Fully Paid BHP Billiton Limited Shareholders who are entitled to receive BHP Steel Shares under the Scheme are not required to pay any money for these BHP Steel Shares because their entitlement to the amount of the Capital Reduction will be applied against the transfer of these BHP Steel Shares.

The BHP Steel Shares to which Fully Paid BHP Billiton Limited Shareholders are entitled under the Scheme (including those of Selling Shareholders and Ineligible Overseas Shareholders) will represent 94% of the total number of BHP Steel Shares on issue.

Fractional entitlements for a BHP Billiton Limited Shareholder will be:

- rounded up (to the nearest whole BHP Steel Share), if that fractional entitlement would be one-half or greater of a BHP Steel Share, or if the BHP Billiton Limited Shareholder holds only one or two BHP Billiton Limited Share(s); or
- in any other cases, rounded down (and no BHP Steel Share will be transferred by BHP Billiton Limited in respect of that fractional entitlement).

Under the terms of the Scheme, BHP Billiton Limited has the right to aggregate the holdings of BHP Billiton Limited Shareholders and their associates in circumstances where BHP Billiton Limited is of the opinion that BHP Billiton Limited Shareholders have split or divided their holdings of BHP Billiton Limited Shares so as to create fractional entitlements and to thereby increase their entitlement to BHP Steel Shares under the terms of the Scheme.

Matching Action

In order to ensure equality in the economic treatment of BHP Billiton Plc Shareholders and BHP Billiton Limited Shareholders, BHP Billiton Plc Shareholders will receive an adjustment to reflect the value of BHP Steel Shares distributed to BHP Billiton Limited Shareholders. The BHP Billiton Board has determined that this adjustment will take the form of an issue of bonus BHP Billiton Plc Shares. It is expected that the bonus issue will be made on Monday, 22 July 2002.

BHP Billiton Plc Shares will not trade ex the entitlement to the bonus issue until Monday, 22 July 2002. Accordingly, the formula below adjusts the actual BHP Billiton Plc Share price to calculate a theoretical ex bonus price.

The total number of BHP Billiton Plc Shares to be issued to BHP Billiton Plc Shareholders will be determined by reference to the price of BHP Steel Shares (as measured by the volume weighted average price ("**VWAP**") of BHP Steel Shares sold under the Sale Facility and BHP Steel Shares traded on ASX during the first five trading days) and the price of BHP Billiton Plc Shares (as measured by the VWAP of BHP Billiton Plc Shares traded on the LSE (adjusted to give a theoretical ex bonus price) during the same five day trading period used to calculate the VWAP of BHP Steel Shares).

The total number of bonus BHP Billiton Plc Shares to be issued will be determined by the following formula:

$$A = \frac{(B \times C) \times (D / E)}{F - (B \times C / E)}$$

where:

A = number of bonus BHP Billiton Plc Shares to be issued;

B = VWAP of BHP Steel Shares sold under the Sale Facility and BHP Steel Shares traded on ASX during the first five trading days;

C = number of BHP Steel Shares to which BHP Billiton Limited Shareholders are entitled under the Scheme, including any BHP Steel Shares sold on behalf of Ineligible Overseas Shareholders*;

D = number of BHP Billiton Plc Shares on issue on the BHP Billiton Plc record date (expected to be Friday, 19 July 2002);

E = number of BHP Billiton Limited Shares on issue on the Record Date; and

F = VWAP of BHP Billiton Plc Shares traded on the LSE over the same five day trading period used to calculate the VWAP of BHP Steel Shares.

** This number does not include the BHP Steel Shares to be sold by BHP Billiton Limited as they are not being distributed to BHP Billiton Limited Shareholders. The proceeds from the sale of these BHP Steel Shares will benefit BHP Billiton and, as a consequence, all BHP Billiton Shareholders.*

The mid Australian dollar/British pound exchange rate at 4.00 pm (London time) provided by WMR (London Fixing Page) will be used to convert on a daily basis the VWAP of BHP Steel Shares from Australian dollars into British pounds.

For illustrative purposes, based on the mid-point of the Indicative Price Range and using a BHP Billiton Plc Share price of £3.66 (being the closing price of £3.88 on 8 May 2002, adjusted to give a theoretical ex bonus price), and the Australian dollar/British pound exchange rate of 2.6940 as at 9 May 2002, approximately 139 million new BHP Billiton Plc Shares would be issued. This equates to 2.3% of the aggregate number of ordinary shares on issue by BHP Billiton, or approximately a one for 16.72 bonus issue of BHP Billiton Plc Shares. The actual number of BHP Billiton Plc Shares to be issued will depend on the actual value of BHP Steel and BHP Billiton Plc as set out above and may be higher or lower than this indicative figure.

3.2 SALE FACILITY

The Sale Facility is being offered to eligible Fully Paid BHP Billiton Limited Shareholders who wish to offer to sell, prior to the listing of BHP Steel on ASX, some or all of the BHP Steel Shares to which they are entitled under the Scheme. The BHP Steel Shares attributable to Ineligible Overseas Shareholders will be offered for sale under the Sale Facility. BHP Billiton Limited will also offer to sell under the Sale Facility its 6% holding of BHP Steel Shares to ensure a minimum supply of BHP Steel Shares under the Offer.

Fully Paid BHP Billiton Limited Shareholders who are not permitted under applicable laws or regulations of certain countries to sell under the Sale Facility the BHP Steel Shares to which they are entitled under the Scheme, are not eligible to participate in the Sale Facility.

BHP Steel Shares will be sold under the Sale Facility at the Final Price determined following the close of the Bookbuild under the Institutional Offer. An Indicative Price Range of $2.60 to $3.30 per BHP Steel Share has been determined by BHP Billiton Limited after consultation with the Joint Global Coordinators, and is based partly on preliminary indications from potential investors which may bid for BHP Steel Shares under the Bookbuild. The Final Price will be determined by BHP Billiton Limited after consultation with the Joint Global Coordinators and may be set above, within or below the Indicative Price Range. Further details in relation to how the Final Price will be determined are set out in the Shareholder Prospectus and the Sale Facility Circular.

BHP Billiton retains the right not to proceed with the Sale Facility, or to proceed with the Sale Facility but not sell all of the BHP Steel Shares available for sale. If the Steel Demerger Proposal is implemented but the Sale Facility does not proceed for any reason, all Fully Paid BHP Billiton Limited Shareholders will receive the BHP Steel Shares to which they are entitled under the Scheme. The BHP Steel Shares attributable to Ineligible Overseas Shareholders will be sold on ASX on or after the Listing Date and the proceeds of sale (after deduction of Transaction Costs) will be remitted to those Ineligible Overseas Shareholders.

If the Sale Facility does proceed, BHP Billiton Limited will first sell under the Sale Facility all of the 6% of BHP Steel Shares held by it on its own behalf. It then intends to sell all of the BHP Steel Shares attributable to Ineligible Overseas Shareholders and finally, the BHP Steel Shares attributable to other Selling Shareholders. BHP Billiton Limited reserves the right not to sell some or all of the BHP Steel Shares offered for sale under the Sale Facility, even if there are available offers to purchase at the Final Price. After BHP Billiton Limited has sold all of the BHP Steel Shares held by it on its own behalf, the final order of selling and the number of BHP Steel Shares sold on behalf of each Selling Shareholder and Ineligible Overseas Shareholder will be determined by BHP Billiton Limited after consultation with the Joint Global Coordinators. If the Sale Facility does proceed, but some or all of the BHP Steel Shares of a Selling Shareholder are not sold under the Sale Facility, the Selling Shareholder will receive the remaining BHP Steel Shares to which they are entitled under the Scheme.

Eligible Fully Paid BHP Billiton Limited Shareholders wishing to offer to sell under the Sale Facility the BHP Steel Shares to which they are entitled under the Scheme will need to complete the Sell Form attached to the Instruction Guide accompanying this Scheme Booklet. In addition, Selling Shareholders that are entitled to 125,000 or more BHP Steel Shares under the Scheme may choose to participate in the Sale Facility as Institutional Selling Shareholders. Institutional Selling Shareholders will be able to elect to offer to sell at specified prices some or all of the BHP Steel Shares to which they are entitled under the Scheme. If the Final Price is below the specified price, these BHP Steel Shares will not be sold. Institutional Selling Shareholders can obtain further details relating to the institutional sale process by contacting either of the Joint Global Coordinators.

Further details regarding the Sale Facility are set out in Annexure E to this Scheme Booklet and in the Shareholder Prospectus (accompanying this Scheme Booklet in Australia and New Zealand) or, for BHP Billiton Limited Shareholders resident in other jurisdictions, the Sale Facility Circular. If, after reading the Instruction Guide and the Shareholder Prospectus or the Sale Facility Circular, you have any questions about the Sale Facility, including how to complete the Sell Form, you should call the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, you may send an email to share.department@bhpbilliton.com.

The BHP Billiton Board makes no recommendation as to whether a BHP Billiton Limited Shareholder should or should not use the Sale Facility.

3.3 OFFER

The BHP Steel Shares to be sold under the Sale Facility will form the pool of BHP Steel Shares available for sale under the Offer.

It is intended that the Offer will consist of a minimum of 54 million BHP Steel Shares, being the BHP Steel Shares to be offered for sale by BHP Billiton Limited and the estimated number of BHP Steel Shares to be offered for sale on behalf of Ineligible Overseas Shareholders.

The Offer will be structured in two parts:

- the Retail Offer - to retail investors resident in Australia and New Zealand, including BHP Billiton Limited Shareholders resident in Australia and New Zealand; and
- the Institutional Offer - to Australian institutional investors and participating member organisations of ASX and, to the extent permitted by applicable law, international institutional investors.

Applicants under the Retail Offer will be required to apply for an Australian dollar amount of BHP Steel Shares. The minimum application under the Retail Offer will be $1,000 per application for BHP Billiton Limited Shareholders applying under the Shareholder Prospectus and $3,000 per application for other retail investors, and then in multiples of $100 for all applicants.

The price ultimately paid by successful applicants under the Retail Offer and the Institutional Offer will be the Final Price determined by BHP Billiton Limited after consultation with the Joint Global Coordinators following the close of the Bookbuild under the Institutional Offer. An Indicative Price Range of $2.60 to $3.30 per BHP Steel Share has been determined by BHP Billiton Limited after consultation with the Joint Global Coordinators, and is based partly on preliminary indications from potential investors which may bid for BHP Steel Shares under the Bookbuild. The Final Price may be set above, within or below the Indicative Price Range.

The number of BHP Steel Shares transferred to each successful applicant under the Retail Offer will equal the Australian dollar amount of their application (less any scaling back), divided by the Final Price and rounded down to the nearest whole BHP Steel Share. If applications are not scaled back, successful applicants will not receive a refund for any such rounding down and such amount will be donated to a registered charity selected by BHP Billiton Limited. No brokerage or other taxes or charges will be payable in respect of the BHP Steel Shares transferred to successful applicants under the Offer.

The Final Price is expected to be announced on Monday, 15 July 2002.

The Offer is conditional on the Steel Demerger Proposal being implemented. Should the Steel Demerger Proposal be rejected at the BHP Billiton Limited Meetings or at the BHP Billiton Plc EGM, or should the Scheme not be approved by the Court, the Offer will not proceed. Further, the Offer and the Sale Facility will only proceed if market conditions are appropriate.

Eligible BHP Billiton Limited Shareholders resident in Australia or New Zealand (other than institutional investors and participating member organisations of ASX) wishing to participate in the Offer will need to complete the Buy Form attached to the Instruction Guide accompanying this Scheme Booklet.

Further details regarding the Offer (including details in relation to how the Final Price will be determined) are set out in the Shareholder Prospectus (accompanying this Scheme Booklet in Australia and New Zealand). If, after reading the Instruction Guide and the Shareholder Prospectus, BHP Billiton Limited Shareholders resident in Australia or New Zealand have any questions about the Offer, including how to complete the Buy Form, they should call the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time). Alternatively, they may send an email to share.department@bhpbilliton.com.

BHP Steel Shares have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered, sold or resold in, or to persons in, the US except in accordance with an available exemption from registration.

US persons are not eligible to participate in the Offer, except for a limited number of qualified institutional buyers, as defined in Rule 144A under the US Securities Act of 1933 as amended ("**QIBs**"), who may be eligible to participate in the Institutional Offer. Any sale to QIBs who are US persons will only be made pursuant to an offering memorandum issued in connection with the Institutional Offer. This Scheme Booklet does not constitute an offer to sell securities to any US person.

The BHP Billiton Board makes no recommendation as to whether a BHP Billiton Limited Shareholder should participate in the Offer.

3.4 INELIGIBLE OVERSEAS SHAREHOLDERS

Ineligible Overseas Shareholders are those BHP Billiton Limited Shareholders whose registered address on the BHP Billiton Share Register at the Close of Registers is in any jurisdiction other than:

- Australia, New Zealand, the United Kingdom and the Channel Islands, the US, Singapore, Hong Kong or Canada. BHP Billiton Limited Shareholders whose registered addresses on the BHP Billiton Share Register are located in each of these jurisdictions hold an aggregate of at least 600,000 BHP Billiton Limited Shares as at 29 April 2002 and the transfer of BHP Steel Shares to BHP Billiton Limited Shareholders whose registered addresses are located in these jurisdictions is not prohibited (or is permitted after compliance with conditions that BHP Billiton Limited regards as not unduly onerous or impractical); or
- a jurisdiction in which BHP Billiton Limited reasonably believes that it is not prohibited or unduly onerous or impractical to implement the Scheme and to transfer BHP Steel Shares to those BHP Billiton Limited Shareholders. It is expected that BHP Billiton Limited will only make such a determination in respect of some BHP Billiton Limited

Shareholders that are overseas institutions. Any such BHP Billiton Limited Shareholders will be notified directly if BHP Billiton determines that they are not Ineligible Overseas Shareholders.

Ineligible Overseas Shareholders will participate in the Capital Reduction on the same basis as all other BHP Billiton Limited Shareholders. However, Ineligible Overseas Shareholders will not receive the BHP Steel Shares to which they are entitled under the Scheme but will have those BHP Steel Shares sold under the Sale Facility and the proceeds of sale will be remitted to them.

If the Sale Facility does not proceed for any reason, or the Sale Facility does proceed but the BHP Steel Shares attributable to Ineligible Overseas Shareholders are not sold for any reason, the BHP Steel Shares attributable to Ineligible Overseas Shareholders will be sold on ASX on or after the Listing Date and the proceeds of sale (after deduction of Transaction Costs) will be remitted to those Ineligible Overseas Shareholders.

The receipt by Ineligible Overseas Shareholders of the proceeds of sale by cheque will be in full satisfaction of the rights of Ineligible Overseas Shareholders under the Scheme. Cheques will be dispatched to Ineligible Overseas Shareholders at their risk. In the case of joint Ineligible Overseas Shareholders, the cheque will be dispatched to the registered address of the joint Ineligible Overseas Shareholder named first in the BHP Billiton Share Register. Cheques will be denominated in Australian currency or, if BHP Billiton Limited so decides, in the currency of the jurisdiction in which the Ineligible Overseas Shareholder's registered address is located.

3.5 PARTLY PAID BHP BILLITON LIMITED SHAREHOLDERS

As at 29 April 2002, BHP Billiton Limited had on issue approximately 3,033,500 Partly Paid BHP Billiton Limited Shares held by 18 Partly Paid BHP Billiton Limited Shareholders.

Under the terms of issue of Partly Paid BHP Billiton Limited Shares, BHP Billiton Limited may make an interim call in respect of all amounts of capital returned to BHP Billiton Limited Shareholders by way of an equal reduction of capital and require Partly Paid BHP Billiton Limited Shareholders to apply these amounts in satisfaction of any such interim calls. It is intended that BHP Billiton Limited will make the Interim Call if the Scheme becomes effective. This means that the Reduction Amount in respect of each Partly Paid BHP Billiton Limited Share will be applied to meet the Interim Call made by BHP Billiton Limited against each Partly Paid BHP Billiton Limited Share.

As the effect of the Scheme is different for Partly Paid BHP Billiton Limited Shareholders (as compared to Fully Paid BHP Billiton Limited Shareholders), they will vote as a separate class with their own Scheme Meeting, as part of the Scheme.

3.6 BHP BILLITON LIMITED'S ADR HOLDERS

As at 29 April 2002, BHP Billiton Limited had on issue approximately 69 million BHP Billiton Limited Shares underlying approximately 34.5 million American Depositary Shares ("**ADSs**") which are represented by American Depositary Receipts ("**ADRs**"). ADR holders are entitled under the amended and restated ADR deposit agreement dated 24 May 1991 between BHP Billiton Limited and JPMorgan Chase Bank, as Depositary, to vote on the Steel Demerger Proposal and to participate in the Capital Reduction and the Scheme. These voting rights and rights of participation are exercised by the Depositary (which is the record owner of the BHP Billiton Limited Shares) on behalf of ADR holders who are the beneficial holders of the BHP Billiton Limited Shares.

The BHP Steel Shares will be issued in book-entry form on ASX's CHESS system. BHP Steel does not intend to establish an ADR facility for BHP Steel Shares.

The Depositary will separately provide each ADR holder with information regarding the BHP Steel Shares to which such ADR holder is entitled under the Scheme and the manner in which the Depositary will deal with the BHP Steel Shares attributable to ADR holders. The Depositary may sell the BHP Steel Shares attributable to ADR holders, either under the Sale Facility or on ASX on or after the Listing Date. If the Depositary sells the BHP Steel Shares under the Sale Facility or on ASX, the proceeds of sale (after deduction of Transaction Costs if sold on ASX on or after the Listing Date) of the BHP Steel Shares to which each ADR holder is entitled will be remitted to that ADR holder.

For more information regarding disadvantages specific to ADR holders, see Part 2.3.4 of this Scheme Booklet.

3.7 BHP BILLITON LIMITED'S OPTIONHOLDERS

As at 29 April 2002, BHP Billiton Limited had granted 41,698,002 options under its Employee Share Plan. These Employee Share Plan options were granted either for no or nominal consideration and are generally exercisable at the market price of BHP Billiton Limited Shares at the date of grant of the options.

Generally, the exercise of an Employee Share Plan option entitles the holder to one BHP Billiton Limited Share. However, for options issued prior to the creation of the DLC between BHP Limited and Billiton Plc, an adjustment has been made to the number of BHP Billiton Limited Shares which are issued upon exercise to reflect the effect of the bonus issue undertaken in July 2001 in relation to the DLC.

The exercise of an Employee Share Plan option issued since 1999 is subject to meeting certain performance criteria, except in some circumstances of termination of employment (where the optionholder may exercise a proportion or all of the options without reference to performance criteria) or where the ASX waiver applies (which makes options granted to employees who cease to be employed or become redundant as a result of the creation of the DLC exercisable). This waiver has been extended to allow options granted to employees who cease to be employed by BHP Billiton Limited (or its subsidiaries) as a result of the Steel Demerger to be exercisable (see Part 8.10 of this Scheme Booklet).

Under the rules of the Employee Share Plan and the Listing Rules, the exercise price of each Employee Share Plan option issued since the creation of the DLC will automatically be reduced by the Reduction Amount. For those options issued prior to the creation of the DLC, the exercise price will be automatically reduced by an amount equal to the factor for the bonus issue (2.0651) multiplied by the Reduction Amount.

Holders of Employee Share Plan options will not receive a capital return in respect of those options, nor will they receive any BHP Steel Shares unless those options have been exercised before the Record Date. Holders of Employee Share Plan options will not be entitled to vote on the resolutions required to implement the Steel Demerger Proposal.

3.8 PERFORMANCE RIGHTS

Under its Performance Share Plan, performance rights are granted to executive officers of BHP Billiton Limited requiring the trustee of a special purpose trust to acquire BHP Billiton Limited Shares on behalf of the executive officer upon the fulfilment of prescribed performance hurdles or the completion of a service condition. The trustee acquires BHP Billiton Limited Shares either by buying on ASX or by subscription with funds provided by BHP Billiton Limited. Subject to the satisfaction of performance or service conditions, 7,363,827 performance rights to a total of 9,895,848 BHP Billiton Limited Shares were outstanding under the terms of the Performance Share Plan as at 29 April 2002. As is the case with the optionholders, performance rights issued prior to the creation of the DLC have been adjusted so that, upon exercise, the number of BHP Billiton Limited Shares that are provided reflects the effect of the bonus issue undertaken in July 2001 and, where appropriate, the capital reduction undertaken upon the demerger of OneSteel in October 2000.

The terms of the Performance Share Plan give the BHP Billiton Board the discretion to adjust the number of performance rights or the number of BHP Billiton Limited Shares to be acquired on exercise of those performance rights to take into account any reconstruction of capital such as the Capital Reduction. The BHP Billiton Board has determined that the number of BHP Billiton Limited Shares which will result from the exercise of performance rights which have not been exercised by the Close of Registers will be increased to reflect the effect of the Capital Reduction. This adjustment will be calculated by reference to the Reduction Amount and the VWAP of BHP Billiton Limited Shares during the first five trading days after the date on which BHP Billiton Limited Shares are quoted ex Capital Reduction. For those performance rights issued prior to the creation of the DLC, this adjustment will be applied to the factor for the bonus issue plus, where appropriate, the factor for the capital reduction for the demerger of OneSteel.

The unexercised performance rights will not participate in either the Capital Reduction or the Scheme and the holders of unexercised performance rights will not be entitled to vote on the resolutions required to implement the Steel Demerger Proposal. ASX has granted certain waivers in respect of the operation of the Performance Share Plan for employees who cease to be employed by BHP Billiton Limited (or its subsidiaries) as a result of the Steel Demerger (see Part 8.10 of this Scheme Booklet).

3.9 BHP BILLITON'S CREDITORS

In the opinion of the BHP Billiton Directors, the Steel Demerger Proposal will not, if implemented, have a material adverse impact on the interests of BHP Billiton's creditors. No material additional liability will be incurred by BHP Billiton, other than that which may arise under the contracts between BHP Billiton and BHP Steel (see Part 8.14.1 of this Scheme Booklet).

Further, apart from the Capital Reduction, there will be no other outflow of funds or property from BHP Billiton under, or by reason of, the Steel Demerger Proposal, other than the transaction costs incurred in connection with the implementation of the Steel Demerger Proposal disclosed in Part 2.3.1 of this Scheme Booklet, and as otherwise disclosed in this Scheme Booklet. BHP Billiton will on completion of the Steel Demerger receive an amount of approximately $565 million from BHP Steel on account of repayment of inter-company debt owed by BHP Steel to BHP Billiton (see Part 3.14.2 of this Scheme Booklet). In addition, BHP Billiton is expected to receive approximately $124 million to $157 million (based on the Indicative Price Range) from the sale of its 6% holding of BHP Steel Shares under the Sale Facility.

Ernst & Young Corporate Finance has been requested to provide its opinion as to whether, inter alia, the Steel Demerger Proposal is materially prejudicial to BHP Billiton's creditors. The report provided by Ernst & Young Corporate Finance concludes that the Steel Demerger Proposal (including the Matching Action) does not materially prejudice the interests of BHP Billiton's creditors. The full report is set out as Annexure D to this Scheme Booklet.

3.10 BHP BILLITON PLC EGM

As foreshadowed at the time of the DLC merger, the BHP Billiton Directors have determined that BHP Billiton Plc Shareholders should be asked to approve the Steel Demerger Proposal separately. Accordingly, there will be a BHP Billiton Plc EGM to consider and, if thought fit, to approve the Steel Demerger Resolution.

To pass the Steel Demerger Resolution, a majority of votes cast by the BHP Billiton Plc Shareholders voting at the BHP Billiton Plc EGM, whether in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, is required.

3.11 BHP BILLITON LIMITED MEETINGS

3.11.1 General Meeting

The BHP Billiton Board has convened a General Meeting to consider and, if thought fit, approve the Capital Reduction Resolution and the Bonus Issue Resolution. The terms of the Capital Reduction Resolution and the Bonus Issue Resolution are set out in the notice convening the General Meeting set out on pages 128 to 131 of this Scheme Booklet. Both the Capital Reduction and the Matching Action are conditional on the Scheme becoming effective.

Each BHP Billiton Limited Shareholder who is registered on the BHP Billiton Share Register at 8.00 am on Tuesday, 25 June 2002 is entitled, in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, to attend the General Meeting and vote on the Capital Reduction Resolution and the Bonus Issue Resolution.

To pass the Capital Reduction Resolution and the Bonus Issue Resolution, a majority of votes cast by the BHP Billiton Limited Shareholders present and voting at the General Meeting, whether in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, is required.

3.11.2 Scheme Meetings

On 10 May 2002, the Court ordered a meeting of all Fully Paid BHP Billiton Limited Shareholders and a meeting of all Partly Paid BHP Billiton Limited Shareholders to be convened to consider and, if thought fit, approve the Scheme, with or without amendment or modification. The notices convening the Scheme Meetings are set out on pages 132 to 137 of this Scheme Booklet and the terms of the Scheme are contained in Part 9 of this Scheme Booklet.

The order of the Court convening the Scheme Meetings is not, and should not be treated as, an expression of opinion by the Court on the Scheme or any other element of the Steel Demerger Proposal.

The Court order provides that:

- each Fully Paid BHP Billiton Limited Shareholder who is registered on the BHP Billiton Share Register as the holder of a Fully Paid BHP Billiton Limited Share at 8.00 am on Tuesday, 25 June 2002 is entitled to attend and vote, in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, at the Scheme Meeting for Fully Paid BHP Billiton Limited Shareholders; and
- each Partly Paid BHP Billiton Limited Shareholder who is registered on the BHP Billiton Share Register as the holder of a Partly Paid BHP Billiton Limited Share at 8.00 am on Tuesday, 25 June 2002 is entitled to attend and vote, in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, at the Scheme Meeting for Partly Paid BHP Billiton Limited Shareholders.

The Scheme requires the approval of a majority in number of BHP Billiton Limited Shareholders present and voting at each Scheme Meeting, in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative, and at least 75% of the votes cast on the resolution at each Scheme Meeting to approve the Scheme.

Voting at each Scheme Meeting will be by poll.

3.11.3 Consequence of approvals

The Scheme will be binding on all BHP Billiton Limited Shareholders (including those who voted against the resolutions required to implement the Steel Demerger Proposal) and on BHP Billiton Limited if, and only if:

- the Capital Reduction Resolution and the Bonus Issue Resolution are approved at the General Meeting;
- the resolution to approve the Scheme is approved at each Scheme Meeting;
- the Steel Demerger Resolution is approved at the BHP Billiton Plc EGM;
- the Scheme is approved (with or without modification) by order of the Court;
- ASX grants approval for the admission of BHP Steel to the ASX official list and for official quotation of BHP Steel Shares on ASX, subject only to the Scheme becoming effective and such other conditions acceptable to the BHP Billiton Board; and
- an office copy of the Court order approving the Scheme is lodged with ASIC.

3.12 STEPS INVOLVED IN IMPLEMENTATION OF THE STEEL DEMERGER AND TIMETABLE

3.12.1 Effective Date

The Effective Date of the Scheme, and for the purposes of the Steel Demerger Proposal, is the date on which the office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act is lodged with ASIC. The Effective Date is anticipated to be 1 July 2002.

3.12.2 Notice to ASX and other stock exchanges on which BHP Billiton is listed

Upon the Scheme becoming effective, BHP Billiton will give notice of that fact to ASX, the LSE and to other stock exchanges on which BHP Billiton is listed.

3.12.3 Determination of BHP Billiton Limited Shareholders participating in the Scheme

Each BHP Billiton Limited Shareholder registered on the BHP Billiton Share Register at the Close of Registers is entitled to participate in the Capital Reduction and the Scheme. Each Fully Paid BHP Billiton Limited Shareholder will receive a transfer of one BHP Steel Share for every five BHP Billiton Limited Shares held at the Close of Registers, except Selling Shareholders and Ineligible Overseas Shareholders who will receive the proceeds from the sale of the BHP Steel Shares to which they are entitled. Each Partly Paid BHP Billiton Limited Shareholder will have the Reduction Amount applied to meet the Interim Call.

For the purpose of establishing who are BHP Billiton Limited Shareholders registered on the BHP Billiton Share Register at the Close of Registers and their respective entitlements, dealings in BHP Billiton Limited Shares will be recognised by BHP Billiton Limited provided that:

- in the case of dealings of a type to be effected on CHESS, the transferee is registered as the holder of the BHP Billiton Limited Shares on or before the Close of Registers; or
- in all other cases, if registrable transfers or transmission applications in respect of those dealings are received at the BHP Billiton Share Department during its business hours

on or before the Close of Registers.

BHP Billiton Limited will not accept for registration, or recognise for the purpose of determining an entitlement under the Capital Reduction or the Scheme, any transfer or transmission application in respect of BHP Billiton Limited Shares if received after the Close of Registers.

3.12.4 Transfer of BHP Steel Shares

On the Legal Separation Date, the BHP Steel Shares which a Fully Paid BHP Billiton Limited Shareholder is entitled to receive under the Scheme, and which have not been sold under the Sale Facility, will be transferred by BHP Billiton to that Fully Paid BHP Billiton Limited Shareholder. Any additional BHP Steel Shares a BHP Billiton Limited Shareholder has purchased under the Offer will also be transferred to that BHP Billiton Limited Shareholder on that date.

It is expected that these BHP Billiton Limited Shareholders will have their names entered on the BHP Steel share register on Monday, 22 July 2002. In the case of joint holdings, the names will be entered in the same order as they stand in the BHP Billiton Share Register.

Except for a BHP Billiton Limited Shareholder's tax file number, binding instructions or notifications between such BHP Billiton Limited Shareholders and BHP Billiton Limited relating to their respective BHP Billiton Limited Shares (including, without limitation, any instructions relating to payment of dividends or communications from BHP Billiton Limited) will, from the Close of Registers, be deemed to be similarly binding instructions or notifications to, and accepted by, BHP Steel in respect of the BHP Steel Shares transferred to those BHP Billiton Limited Shareholders, until those instructions or notifications are, in each case, revoked or amended in writing addressed to BHP Steel at its share registry.

3.12.5 Distribution of holding statements for BHP Steel

Holding statements for BHP Steel Shares are expected to be dispatched to Fully Paid BHP Billiton Limited Shareholders entitled to receive BHP Steel Shares under the Scheme and successful applicants under the Offer on Wednesday, 24 July 2002. A holding statement will be sent by prepaid post to a BHP Billiton Limited Shareholder's address on the BHP Billiton Share Register (unless that BHP Billiton Limited Shareholder has directed otherwise) or, in the case of a successful applicant under the Offer, to the address notified on their Buy Form or their application form (as the case may be).

3.12.6 Listing of BHP Steel and trading of BHP Steel Shares

Within seven days after the date of this Scheme Booklet, application will be made to ASX for admission of BHP Steel to the ASX official list and for official quotation of all BHP Steel Shares on ASX.

BHP Steel Shares are expected to commence trading on ASX, initially on a conditional and deferred settlement basis, on Monday, 15 July 2002. Normal trading of BHP Steel Shares is expected to commence on or about Thursday, 25 July 2002.

Acceptance of applications under the Offer and trades on ASX during conditional trading of BHP Steel Shares will be conditional on settlement occurring under the Selling Agreements to be entered into in connection with the Offer. The Selling Agreements will include certain conditions to settlement and rights of termination in relation to the purchase of BHP Steel Shares under the Institutional Offer.

It is the responsibility of each Fully Paid BHP Billiton Limited Shareholder (and successful applicants under the Offer) to determine their entitlement to BHP Steel Shares before trading those shares to avoid the risk of trading BHP Steel Shares they do not own. If a BHP Steel Shareholder (or a successful applicant under the Offer) sells their BHP Steel Shares without receiving confirmation of their entitlement, they do so at their own risk.

3.12.7 Timetable

An indicative timetable appears on page 3 of this Scheme Booklet under the heading "Important dates and times". The dates and times in the indicative timetable may change depending on a number of factors, some of which are outside the control of BHP Billiton Limited (e.g. the timing of Court approval of the Scheme). In addition, BHP Billiton has the right to vary any or all of the times and dates in the timetable without notifying BHP Billiton Shareholders.

Once the Effective Date is confirmed, BHP Billiton Limited will announce to ASX, the LSE and any other stock exchanges on which BHP Billiton is listed, the timetable for the balance of the transaction.

3.12.8 Expiry date

If the Effective Date does not occur by 31 December 2002, then the Scheme will lapse and the BHP Steel businesses will continue to be owned and operated by BHP Billiton. However, in this event, BHP Billiton will continue to explore and pursue divestment options for the BHP Steel businesses.

3.13 ACTION TO BE TAKEN BY BHP BILLITON LIMITED SHAREHOLDERS

A BHP Billiton Limited Shareholder who wishes to vote at the BHP Billiton Limited Meetings may vote in person, by attorney, by proxy or, in the case of corporate shareholders, by corporate representative.

BHP Billiton Limited Shareholders or their attorneys who plan to attend the BHP Billiton Limited Meetings are asked to arrive at the venue 30 minutes prior to the time designated for each of the BHP Billiton Limited Meetings, if possible, so that their shareholdings may be checked against the BHP Billiton Share Register and their attendances noted. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote.

A BHP Billiton Limited Shareholder that is a corporation and that wishes to appoint a representative to attend the BHP Billiton Limited Meetings on its behalf should ensure that each representative brings evidence of their appointment, including any authority under which it is signed, to the BHP Billiton Limited

Meetings unless previously given to the BHP Billiton Share Department.

A BHP Billiton Limited Shareholder wishing to appoint a proxy in respect of the BHP Billiton Limited Meetings should complete and sign the Proxy Form attached to the Instruction Guide accompanying this Scheme Booklet, and send it to the BHP Billiton Steel Demerger Office or the registered office of BHP Billiton Limited in one of the reply paid envelopes provided so that it will be received by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. Alternatively, Proxy Forms may be lodged by facsimile if received by the same time. The facsimile number is (61 3) 9609 4554. A BHP Billiton Limited Shareholder may also record their proxy voting instructions on the internet at www.bhpbilliton.com by that time. Only registered BHP Billiton Limited Shareholders may access this facility, and will need their holder identification number ("**HIN**") and/or securityholder reference number ("**SRN**").

By completing and returning a Proxy Form, a BHP Billiton Limited Shareholder is not precluded from attending any of the BHP Billiton Limited Meetings in person and voting in person at any of the BHP Billiton Limited Meetings or from revoking their proxy. However, if a BHP Billiton Limited Shareholder appoints a proxy and subsequently attends and votes at any of the BHP Billiton Limited Meetings, that BHP Billiton Limited Shareholder will be deemed to have automatically revoked their proxy in respect of any resolutions on which they vote.

The Proxy Form must be signed by the BHP Billiton Limited Shareholder or the BHP Billiton Limited Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. If facsimile transmission is used, the power of attorney must be certified.

BHP Billiton Limited Shareholders should also read the instructions on the notices of meetings included in this Scheme Booklet and the Proxy Form attached to the Instruction Guide accompanying this Scheme Booklet.

ADR holders are entitled to provide voting instructions to the Depositary, which will vote the BHP Billiton Limited Shares underlying the ADSs. Such instructions must be received by the Depositary by mail or facsimile, by 3.00 pm (New York time) on Friday, 21 June 2002. ADR holders who wish to change or revoke an instruction must do so by contacting the Depositary. No assurance can be given that the Depositary will be able to accommodate a change or revocation after 3.00 pm (New York time) on Friday, 21 June 2002. BHP Billiton Limited Shares for which no voting instructions are received by the Depositary will not be voted.

3.14 SEPARATION MATTERS

As a result of the Steel Demerger, BHP Steel will become a separately listed company and BHP Billiton and BHP Steel will operate independently of each other. Until the Legal Separation Date, BHP Billiton will be the beneficial owner of all BHP Steel Shares. If, as it intends, BHP Billiton Limited sells its 6% holding of BHP Steel Shares under the Sale Facility, BHP Billiton Limited will not retain an ownership interest in BHP Steel.

To create a separately identifiable group of entities constituting BHP Steel, a series of changes will be implemented within BHP Billiton on or before the Legal Separation Date. The fundamental principle of the separation of BHP Steel from BHP Billiton Limited is that, following the Steel Demerger, BHP Steel will have the entire economic benefit and risk of all the BHP Steel businesses, companies and assets as if BHP Steel had owned and operated those businesses, companies and assets at all times. Similarly, where businesses, companies and assets are transferred to BHP Billiton Limited as part of the Steel Demerger, BHP Billiton Limited will have the entire economic benefit and risk of those businesses, companies and assets as if BHP Billiton Limited had owned and operated those businesses, companies and assets at all times.

Not all of the transactions underlying the organisational or the capital restructuring have necessarily been entered into or effected on the same terms as could have been obtained from third parties. In particular, agreements for the transactions underlying the reorganisation have not included terms such as warranties that might have been obtained from such third parties.

BHP Billiton and BHP Steel have also entered into various contractual arrangements dealing with the ongoing business relationships and operations between BHP Billiton and BHP Steel as independent companies.

The organisational changes and commercial arrangements to implement the separation are summarised below under the headings "Organisational restructuring", "Capital restructuring" and "Commercial arrangements".

3.14.1 Organisational restructuring

BHP Steel, the ultimate parent company, was previously called BHP Steel (JLA) Pty Limited and was converted from a proprietary company to a public company and renamed BHP Steel Limited in February 2002.

To establish BHP Steel as a separate group of companies, a number of share and asset transfers have been, or will be, implemented on or before the Legal Separation Date. Details of these share and asset transfers are contained in Part 8.14.1 of this Scheme Booklet.

All of the transactions implemented as at the date of this Scheme Booklet for the purposes of the organisational restructuring (including the transfer of assets, operations and liabilities to and from BHP Steel) have been undertaken at fair market value in accordance with Australian accounting standards. Any organisational restructuring transactions not implemented as at the date of this Scheme Booklet will also be undertaken at fair market value.

3.14.2 Capital restructuring

The capital restructuring of BHP Steel will be undertaken on or before the Legal Separation Date. To implement the capital restructuring, the inter-company indebtedness between BHP Steel and BHP Billiton Limited will be adjusted on or before the Legal Separation Date to reflect the value of the transfers implemented under the organisational restructuring.

The inter-company indebtedness will be further adjusted to recognise the issue of additional BHP Steel Shares to BHP Billiton Limited. As a result, approximately 792 million BHP Steel Shares will be on issue at this time.

Following these transactions, the remaining inter-company indebtedness of approximately $565 million will be repaid with funds raised from external financiers on or before the Legal Separation Date.

BHP Billiton Limited and BHP Steel will calculate the remaining amount of inter-company debt determined to be outstanding between BHP Billiton Limited and BHP Steel as at the Accounting Separation Date, but adjusted for any of the abovementioned actions if they have occurred after the Accounting Separation Date as if they occurred on the Accounting Separation Date. If any inter-company debt is owed to BHP Billiton Limited at the Accounting Separation Date, BHP Steel will be required to repay that amount to BHP Billiton Limited and if any inter-company debt is owed to BHP Steel, BHP Billiton Limited will be required to repay that amount to BHP Steel.

On the Legal Separation Date, BHP Steel Shares will be transferred to BHP Billiton Limited Shareholders pursuant to the Scheme or to successful applicants under the Offer. BHP Steel will then be an independent company.

BHP Billiton Limited will reduce its share capital by approximately $2,564 million with effect on the Legal Separation Date.

3.14.3 Commercial arrangements

BHP Billiton and BHP Steel have entered into a number of contractual arrangements to facilitate their formal separation. Many of the key arrangements are contained in the Demerger Deed, which sets out the key separation and liability principles governing the ongoing relationship between BHP Billiton and BHP Steel. Details of these arrangements are set out in Part 8.14.1 of this Scheme Booklet.

In addition, other contractual arrangements have been or will be entered into dealing with the specific ongoing business relationships between BHP Billiton and BHP Steel.

Material commercial arrangements of this nature include:

- the 30 year coal supply agreement between BHP Billiton and BHP Steel and the option granted to BHP Steel to purchase the Illawarra Collieries in specified circumstances;
- technology and intellectual property arrangements (including provision for ownership and use by BHP Steel of intellectual property in existence as at the Legal Separation Date);
- a licence given by BHP Billiton to BHP Steel to use the "BHP" trademark and acronym in its company, business and domain names until 30 June 2004, unless terminated earlier,including if a person has a relevant interest in more than 20% of BHP Steel's issued share capital;
- arrangements between BHP Billiton and BHP Steel under which BHP Billiton will provide transport (in particular, shipping services) to BHP Steel in connection with the transport of materials for BHP Steel; and
- arrangements under which BHP Steel will continue to own the land on which the washeries that form part of the Illawarra Collieries are situated at Port Kembla exist, but will grant a 50 year lease to BHP Billiton and an option to acquire the relevant land in specified circumstances and will agree to provide certain shared services to BHP Billiton.

BHP Billiton (as one of a number of sellers) and BHP Steel have also entered into an agreement for the supply of iron ore.

The level of payments by BHP Steel to BHP Billiton under the arrangements outlined above will depend, amongst other factors, on the prices of the relevant commodity, the amount of the commodity purchased and the extent of services used. However, if the arrangements had been in place in the year ended 30 June 2001, the payments by BHP Steel to BHP Billiton would have been approximately $557 million.

Part 8.14.1 of this Scheme Booklet contains further details on these arrangements.

3.14.4 Date of separation for accounting purposes

For accounting purposes, the effective date of separation of BHP Steel from BHP Billiton will be the Accounting Separation Date (intended to be 1 July 2002). This will require BHP Billiton to consolidate the results of BHP Steel up to, and including, 30 June 2002.

PART 4 INFORMATION ON BHP STEEL

4.1 BUSINESS OVERVIEW

4.1.1 Introduction

BHP Steel is the largest steel company in Australia and New Zealand, serving customers in the building and construction, manufacturing, automotive and packaging industries. It holds leading market positions in these countries for most of its products and continues to build on its established presence in Asia. BHP Steel also has significant export sales, supplying a core group of customers in the US, Asia, Europe, the Middle East, Africa and the Pacific through its network of international sales offices. BHP Steel believes its success is based on its long-standing customer relationships and the delivery of solutions and services tailored to meet the specific requirements of its customers and markets.

BHP Steel has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia.

BHP Steel's Hot Rolled Products includes Port Kembla Steelworks, an integrated steel plant operating in the lowest quartile of the world steel production cost curve at an annual production capacity of 5.0 million tonnes. At Port Kembla Steelworks, BHP Steel manufactures and distributes slab, hot rolled coil and plate. Slab and hot rolled coil are supplied to BHP Steel's vertically integrated coated products businesses for further processing, as well as to other domestic and export customers. Hot Rolled Products also includes a 50% interest in North Star BHP Steel, a steel mini-mill in the US.

BHP Steel is a leader in metallic coating and painting technologies, supplying a wide range of branded products such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel and the LYSAGHT® range of building products. Its coated products businesses service customers through a network of distribution and manufacturing facilities in Australia, New Zealand, Asia and the Pacific. New Zealand Steel also includes a steel plant at Glenbrook, New Zealand, which is operating at an annual production capacity of 0.6 million tonnes.

The high level of integration in BHP Steel's business is demonstrated in the figure below, which illustrates the flow of Australian production to customers and markets. BHP Steel's New Zealand operations have a similar level of vertical integration.

4.1.2 Business strengths

BHP Steel's key business strengths include:

- **leading market positions:** BHP Steel supplies approximately 80% of the total tonnes of flat steel products sold in the Australian and New Zealand domestic markets. These flat steel products include hot rolled coil, cold rolled coil, plate and tinplate as well as branded value-added products such as COLORBOND® pre-painted steel and ZINCALUME® zinc/aluminium alloy-coated steel;
- **low production costs:** BHP Steel's position as a low-cost steel producer is largely derived from its Port Kembla Steelworks, which operates in the lowest quartile of the world steel production cost curve. Port Kembla Steelworks' low-cost structure reflects its large-scale facilities, leading technical and operational practices, ready access to a deep-water port and close proximity to coking coal mines owned by BHP Billiton, which deliver a competitively priced supply of coking coal, a key raw material in the steelmaking process. BHP

Australian production flow
For the 12 months ended 30 June 2001



Hot Rolled Products Port Kembla Steelworks (Port Kembla, NSW)
Slab
43%
24%
7%
Export customers
Hot Rolled Products Hot strip mill (Port Kembla, NSW)
Coated Products Australia Western Port Works (Hastings, VIC)
Hot Rolled Products Plate mill (Port Kembla, NSW)
Hot rolled coil
Hot rolled coil, metallic coated and painted products
Plate
20%
38%
Export customers
Independent distributors
Pipe and tube converters
Coated Products Australia Tinplate mill (Port Kembla, NSW)
Coated Products Australia Springhill Works (Port Kembla, NSW)
Building and construction markets
Independent distributors
Export customers
Tinplate and blackplate
Cold rolled coil, metallic coated and painted products
Export customers
Packaging markets
Coated Products Australia BHP Steel Lysaght Australia
Coated Products Australia Customer service centres
Roll-formed products
Metallic coated and painted products
Hot Rolled Products
Coated Products Australia
Customers and markets
Export customers
Independent distributors
Manufacturing markets
Automotive and transport markets
Building and construction markets
Pipe and tube converters

Steel's continued access to competitively priced coking coal is supported by a long-term coal supply agreement with BHP Billiton. New Zealand Steel also benefits from natural cost advantages derived from the close proximity of its steel plant to large reserves of low-cost ironsands supplied from a mine operated by BHP Steel under a long-term exclusive licence from the New Zealand Government;

- **high quality products:** BHP Steel has been producing flat steel products for nearly 70 years and believes it has built a reputation for high quality, dependable products. This has been important in positioning BHP Steel as a leading supplier in the higher-value metallic coated and pre-painted steel product markets. BHP Steel seeks to maintain this reputation by adhering to strict quality control procedures, using its research and development capabilities to design new products and provide its customers with strong technical support;
- **strong brands:** BHP Steel's strong market positions are supported by a high degree of brand and product awareness. BHP Steel markets a range of highly recognised brands such as COLORBOND® pre-painted steel, ZINCALUME® zinc/aluminium alloy-coated steel, GALVABOND® zinc-coated steel, GALVASPAN® zinc-coated steel and the LYSAGHT® range of building products. In New Zealand, the COLORSTEEL® brand has developed a market position similar to that of COLORBOND® pre-painted steel in Australia and Asia. BHP Steel's comprehensive brand management program seeks to maintain the value of these brand names and extend them across new products and services. A range of new brands, such as Clean COLORBOND® steel and Truzinc™, has been created for products tailored to the particular requirements of the Asian markets. Clean COLORBOND® steel provides greater durability in the humid, tropical climate of the region. Other branded products have been developed for segments beyond BHP Steel's premium product market;
- **technical capabilities:** BHP Steel has a history of innovation in product applications and process improvements. It is a leader in coating and painting technologies, having marketed and licensed ZINCALUME® and GALVALUME® technology worldwide for over 15 years. BHP Steel is currently seeking to commercialise two of its developments. Castrip® technology is being developed in conjunction with US-based Nucor Corporation and Japan-based Ishikawajima-Harima Heavy Industries to enable the production of thin strip steel. The potential advantages of this technology include low capital cost, reduced energy consumption and competitiveness at small scale. In the area of steel painting technology, BHP Steel and Akzo-Nobel (the world's largest coil paint supplier) have developed and are exploring commercialisation options for a solvent-less solid block painting system. The system has the potential to reduce lead times and allow for shorter production runs of specialised products;
- **strong cash flows:** BHP Steel's pro forma net operating cash flows before borrowing costs and income tax were $725 million, $715 million and $631 million in the years ended 30 June 1999, 2000 and 2001, respectively. BHP Steel generated these strong operating cash flows by maintaining a focus on costs, productivity and working capital. This focus should continue to provide benefits for the remainder of 2002 and into 2003. In addition, with global steel prices at or about historical lows, BHP Steel expects to benefit from any global pricing recovery. For the year ending 30 June 2003, BHP Steel expects to generate sufficient operating cash flows to support its planned business reinvestment, its financing costs and its intended dividend policy. The dividend policy proposed by the BHP Steel Directors is described in Part 5.6 of this Scheme Booklet. The forecast cash flow statement together with the material assumptions in relation to that cash flow are set out in Part 5.7 of this Scheme Booklet; and
- **experienced management team:** BHP Steel has a strong and experienced management team at both corporate and operating levels. Mr Kirby Adams has been Chief Executive Officer of BHP Steel since March 2000. Prior to joining BHP Steel, Mr Adams held roles with BHP Billiton including President, BHP Services and is a former chief executive officer of Titanium Metals Corporation, the world's largest titanium metals company. The Chairman of BHP Steel is Mr Graham Kraehe and the Deputy Chairman is Mr Ron McNeilly. Mr Kraehe has extensive managerial and manufacturing experience. Mr McNeilly has over 30 years of experience in the steel industry and is well known by BHP Steel's customers. The senior management team supporting Mr Adams has a well-balanced mix of financial, technical, marketing, operational and strategic management capabilities.

4.1.3 Business strategy

BHP Steel's overriding objective is to create shareholder value by generating returns on capital employed that are in excess of its cost of capital.

BHP Steel's strategy is to:

- **focus on being an excellent manufacturer and low cost operator of steel assets:** BHP Steel is implementing a range of initiatives aimed at reducing costs, improving productivity and ensuring that it makes efficient use of capital. Along with specific cost reduction projects, BHP Steel is benefiting from a supply chain velocity program aimed at enhancing inventory management and a manufacturing excellence program designed to improve efficiency across its steelmaking processes;
- **enhance its leadership in selected markets:** BHP Steel intends to build upon its strong market positions, particularly in its higher-value metallic coated and painted steel products, by leveraging the value of its existing brands (e.g. COLORBOND® pre-painted steel, Clean COLORBOND® steel and COLORSTEEL®) and developing innovative new products and brands. One example is the recent introduction into its product range in Australia of a new painted steel product, COLORGRAIN® Designer steel , which combines up to four separate hues to create a natural finish;

- **move further towards value-added products, solutions and services:** BHP Steel is introducing a number of initiatives to provide solutions and services for specific customers and markets. This may involve BHP Steel undertaking additional processing (e.g. cutting to the required shape for the automotive industry) or bundling products with items manufactured by third parties (e.g. pre-engineered building packages that comprise roofing, walling, structural and related components together with accessories such as doors and windows sourced from third parties);
- **continue to be a competitive and valued supplier of intermediate products:** While its strategy is to increase the proportion of value-added product sales in each of its domestic markets, BHP Steel will continue to take advantage of its position as a low-cost producer of quality products so as to be a supplier of choice in both domestic and export markets for intermediate products (e.g. slab and hot rolled coil). BHP Steel intends to maintain and build upon its existing mutually beneficial, long-standing relationships to become a strategic partner with its key customers; and
- **selectively pursue value-creating growth opportunities:** BHP Steel has identified and is investigating a number of growth opportunities, principally in parts of Asia but also in Australia, New Zealand and North America. In Asia, immediate opportunities arise from focusing on higher value sales to the domestic building and construction industries. Longer-term opportunities exist to increase sales volumes through the expansion of BHP Steel's product range and geographic coverage. In Australia and New Zealand, BHP Steel continues to encourage the use of steel in new applications. BHP Steel will pursue these opportunities while seeking to maintain value in its existing businesses.

4.2 INDUSTRY AND MARKET BACKGROUND

4.2.1 Introduction

BHP Steel has manufacturing operations in Australia, New Zealand, Asia and the Pacific. It also has a presence in the US, through its 50% interest in North Star BHP Steel. These manufacturing operations supply a large part of their production to their respective domestic markets. In addition, in the year ended 30 June 2001, approximately half of BHP Steel's Australian and New Zealand sales in tonnes were export sales. The majority of these export sales were to customers in the North American and Asian markets.

The table below sets out the percentage of sales by BHP Steel to customers in each region.

BHP Steel's sales tonnes by region[1]

	Year ended 30 June		
	1999	2000	2001
Australia	44%	42%	39%
The Americas	26%	30%	24%
Asia	18%	17%	25%
New Zealand	4%	5%	5%
Europe and others	8%	6%	7%

[1]Percentages include 50% interest in North Star BHP Steel.

BHP Steel's products are sold to customers in different industry sectors. The building and construction, manufacturing, automotive and packaging sectors are the most significant industry sectors.

4.2.2 Market overview

(a) Australia

BHP Steel's sales of flat steel products in Australia amounted to approximately 2.4 million tonnes in the year ended 30 June 2001. The majority of this steel was used in the construction sector (43%), the manufacturing sector (25%) and the automotive and transport sector (14%). BHP Steel sells both directly to end-customers as well as to distributors.

BHP Steel's sales tonnes in Australia by industry sector
For the year ended 30 June 2001


Automotive and Transport 14%
Packaging 8%
Rural 3%
Mining 7%
Construction 43%
Manufacturing 25%

The Australian construction sector

The three major steel consuming sectors of the construction market are the residential construction, non-residential construction and engineering construction sectors. The residential construction sector, non-residential construction sector and the engineering construction sector accounted for 39%, 25% and 36% of the activity in the construction sector, respectively, in the year ended June 2001.

A number of factors affect the level of construction activity in Australia, including economic growth, investment expenditure, consumer and business confidence, labour market conditions, demographic factors, factors affecting housing affordability and rental vacancy rates.

The residential construction sector generally exhibits cyclical behaviour. The most recent cycle started around March 1996. During this cycle, quarterly construction activity almost doubled and peaked in June 2000. Thereafter, activity in the residential construction sector fell sharply. However, from April until December 2001, residential construction activity increased.

Quarterly residential construction activity
September 1986 to December 2001, at average 1999 - 2000 prices – not seasonally adjusted


$millions
Sep 86
8000
7000
6000
5000
4000
3000
2000
1000
0

Source: Australian Bureau of Statistics, series: 875201A.

The number of residential building approvals is a forward indicator of residential construction activity. The number of residential building approvals peaked in early 2000 and fell sharply thereafter. Between February and September 2001, the number of residential building approvals grew strongly. A sharp decline in the number of residential building approvals commenced in October 2001. The strong increase in the number of residential building approvals between February and September 2001 was caused by the introduction by the Australian Government of a first home-owners' grant in July 2000 to offset the impact of the introduction of the GST.

Monthly number of residential building approvals
December 1986 to February 2002 – seasonally adjusted


20000
15000
10000
5000
Dec 86
Feb 02

Source: Australian Bureau of Statistics, series: 873107.

The non-residential construction sector exhibits cyclical characteristics. Activity tends to be more volatile and cycles tend to be longer in duration than in the residential building sector. In the period from calendar year 1993 to 1999, there was an overall steady increase in non-residential construction activity. A decline in activity commenced in mid-calendar year 1999.

In the period between March 1997 and December 1999, there was an overall steady increase in engineering construction activity.

Quarterly non-residential construction activity
September 1986 to December 2001, at average 1999 - 2000 prices – not seasonally adjusted


8000
7000
6000
5000
4000
3000
2000
1000
0
Sep 86

Source: Australian Bureau of Statistics, series: 875201A.

From December 1999, activity fell sharply and may have reached the bottom of the cycle in March 2001. Between March and September 2001, activity in the engineering construction sector improved.

Quarterly engineering construction activity
September 1986 to December 2001, at average 1999 - 2000 prices – seasonally adjusted


6000000
5000000
4000000
3000000
2000000
1000000
0
Sep 86

Source: Australian Bureau of Statistics, series: 876201.

BHP Steel's products face competition from imports and substitute products in the construction market, such as tiles, concrete, timber and plastic. These products tend to be produced by large, financially strong multinational companies.

The Australian manufacturing sector

BHP Steel's sales to the Australian manufacturing industry are mainly to the product manufacturing sector. BHP Steel's customers in this sector include manufacturers of whitegoods and domestic equipment. Australian manufacturing output growth has been low and steady in recent years. It grew at a compound annual rate of 2.5% over the five year period between 1996 and 2001.

Quarterly manufacturing output
September 1986 to December 2001, at average 1999 - 2000 prices – seasonally adjusted


20000
19000
18000
17000
16000
15000
14000
13000
12000
11000
10000
Sep 86

Source: Australian Bureau of Statistics, series: 5206026

(b) Asia

BHP Steel's sales to Asia totalled 1.6 million tonnes of steel in the financial year ended 30 June 2001. South Korea, Thailand, Taiwan and Indonesia accounted for most of the sales. BHP Steel's subsidiaries and joint ventures in South East Asia accounted for 0.3 million tonnes of sales to the region.

BHP Steel's sales tonnes to Asian countries [1]
For the 12 months ended 30 June 2001


North Asia (Other) 16%
South East Asia (Other) 11%
South Korea 24%
Thailand 22%
Taiwan 19%
Indonesia 8%

(1) Volumes have not been adjusted to reflect the minority interests in BHP Steel's South East Asian businesses.

Apparent steel consumption (defined as production plus imports minus exports) in the South East Asian region in calendar year 2000 was estimated by the OECD to be 23 million tonnes. Consumption was 48% lower in calendar year 1998 compared to calendar year 1997 as a result of the economic downturn in the South East Asian economies that commenced in calendar year 1997. In calendar year 2000, consumption was 42% higher than in calendar year 1998, but still below the level of consumption in calendar year 1997.

South East Asian apparent steel consumption [1]
For the calendar years 1994 to 2001


Millions of tonnes
35
30
25
20
15
10
5
0
27
33
34
31
16
21
23
24
1994
1995
1996
1997
1998
1999
2000
2001(e)

Source: OECD

(1) Figures relate to the combined apparent steel consumption of Indonesia, Malaysia, the Philippines, Singapore and Thailand.

(c) US

BHP Steel's sales to, and within, North America totalled 1.4 million tonnes of steel in the year ended 30 June 2001. This consisted mainly of sales to the US, except for 5,000 tonnes of steel sold to Canada. It also included 50% of the sales volume of North Star BHP Steel, whose total sales in the year ended 30 June 2001 were 1.5 million tonnes of steel.

Apparent steel consumption in the US in calendar year 2001 was estimated to be 103 million tonnes. It grew at a compound annual rate of 2.8% over the five year period between calendar years 1995 and 2000, but decreased by 10.4% in calendar year 2001.

US apparent steel consumption
For the calendar years 1994 to 2001


Millions of tonnes
120
100
80
60
40
20
0
103
100
107
113
120
116
115
103
1994
1995
1996
1997
1998
1999
2000
2001

Source: IISI

Imports accounted for approximately 30% of apparent steel consumption in the US in calendar year 2000. The majority of these imports were flat steel products, mainly slab and hot rolled coil. Imports of steel into the US grew strongly in calendar year 1998 as a consequence of the economic downturn in Asia that commenced in calendar year 1997. These additional imports of steel to the US, instead of to Asia, came particularly from Japan and Russia. In calendar year 2001, steel imports declined by 21% compared to calendar year 2000, with imports of flat steel products declining by as much as 28%.

Imports of flat steel products into the US
For the calendar years 1996 to 2001


Millions of tonnes
12
10
8
6
4
2
0
5.7
4.8
4.9
5.9
4.9
10.4
6.7
5.9
6.6
6.8
5.1
2.9
1996
1997
1998
1999
2000
2001
Slab
Hot rolled sheet and strip

Source: US ITC

In calendar year 2001, the European Union, Brazil, Mexico, Canada, Russia and Korea supplied the most flat steel products into the US. Australia accounted for only 4% of total imports.

Imports of flat steel products into the US by region/country
For the 12 months ended 31 December 2001


Korea 9%
Japan 5%
Other 20%
European Union 16%
Brazil 17%
Mexico 13%
Canada 10%
Russia 10%

Source: US ITC

4.2.3 The steel industry

(a) The global steel industry

Global steel production and consumption

World crude steel production in calendar year 2000 was estimated by the OECD to be approximately 850 million tonnes. It grew at a compound annual rate of 2.5% over the five-year period between calendar years 1995 and 2000. According to the OECD, in calendar year 2000 world crude steel effective production capacity utilisation was 80%, up from 75% in calendar year 1995. Effective production capacity of a plant is defined as the maximum production possible in the calendar year in question, under normal working conditions.

World crude steel production and effective production capacity
For the calendar years 1994 to 2001


1200
1000
800
600
400
200
0
Millions of tonnes
980
995
1,007
1,011
1,036
1,044
1,063
1,068
724
748
750
799
777
788
846
835
1994
1995
1996
1997
1998
1999
2000
2001 (e)
Production
Capacity

Source: OECD

Crude steel production in the European Union accounted for the largest share of world production in calendar year 2000, namely 19%. Crude steel production in China, Japan and the US accounted for 15%, 13% and 12% of world crude steel production, respectively. Australia and New Zealand accounted for 1% of world crude steel production. Over recent calendar years, crude steel production in China has grown strongly. It grew at a compound annual rate of 5.9% over the five year period between calendar years 1995 and 2000. Over the same period, crude steel production growth in other major economies was low, for example 1.1% in the US and 0.9% in the European Union and Japan.

World crude steel production tonnes by region/country
For the 12 months ended 31 December 2000


Brazil 3%
India 3%
ASEAN 1%
Australia and New Zealand 1%
Other 17%
European Union 19%
China 15%
Ukraine 4%
Korea 5%
Japan 13%
Russia 7%
United States 12%

Source: OECD

The majority of crude steel is produced by the "integrated" process, using coal and iron ore as the main raw materials. In calendar year 2000, this production process accounted for 59% of total crude steel production. The "electric arc furnace" process, which uses scrap steel as its basic raw material, accounted for 34% of total crude steel production. The proportion of steel produced using the electric arc furnace process has increased over time. Other steelmaking and processing technologies, such as direct steelmaking, are being developed, but have not yet been commercially proven.

World steel consumption in calendar year 2000 was estimated by the OECD to be 738 million tonnes. It grew at a compound annual rate of 2.7% over the five year period between calendar years 1995 and 2000.

Demand for steel is highly cyclical because it is based on general economic conditions, with consumption activity in the construction and consumer durables sectors of particular importance. Steel is facing strong competition from substitute materials such as concrete, aluminium, plastics, glass and timber.

World apparent steel consumption
For the calendar years 1994 to 2001


800
700
600
500
400
300
200
100
0
Millions of tonnes
620
647
649
694
676
687
738
722
1994
1995
1996
1997
1998
1999
2000
2001(e)

Source: OECD

Apparent steel consumption in the European Union accounted for the largest share of world consumption in calendar year 2000, namely 20%. China and the US accounted for 16% each and Japan accounted for 10% of world steel consumption.

Apparent steel consumption in China has grown strongly over recent years. It grew at a compound annual rate of 7.5% over the five-year period between calendar years 1995 and 2000. Over the same period, apparent steel consumption grew 3.7% in the US and 2.1% in the European Union, but decreased by 1.0% in Japan.

Apparent steel consumption tonnes by region/country
For the 12 months ended 31 December 2000


ASEAN 3%
Russia 3%
India 3%
Brazil 2%
Australia and New Zealand 1%
Other 21%
European Union 20%
China 16%
United States 16%
Japan 10%
Korea 5%

Source: OECD

The International Iron and Steel Institute ("**IISI**") is currently forecasting that world steel consumption will grow at a rate of around 2.0% in calendar year 2002 and 3.5% in calendar year 2003. Apparent steel consumption in China is forecast to be the main driver behind world steel consumption growth. The IISI forecasts that apparent steel consumption in China will grow at a rate of around 7.0% in calendar year 2002 and 4.5% in calendar year 2003. Excluding China, world apparent consumption is only forecast to grow at a rate of around 0.6% in calendar year 2002 and 3.1% in calendar year 2003.

International steel trading

In calendar year 1999, exports of steel accounted for approximately 40% of global steel consumption. Russia, Japan and the Ukraine were the main net exporters of steel. The US was the main net importer of steel. Hot rolled sheets and coils, cold rolled sheets and coils, ingots and semi-finished products, galvanised sheet and steel tubes and fittings were the main steel products exported.

Net steel exports by region

For the 12 months ended 31 December 1999



Exports/(Imports), Millions of tonnes
50
40
30
20
10
0
-10
-20
-30
46.8
21.0
8.2
1.4
1.3
1.3
-10.9
-13.5
-27.2
-28.4
Former USSR
Japan
Latin America
Other Europe
European Union
Oceania
Mainland China
Africa & Middle East
Other Asia
North America

Source: IISI

Historically, the long-term trend for hot rolled coil prices has been downwards. Steel prices are also volatile, particularly in the export market. For example, the European export FOB price for hot rolled coil has fluctuated between approximately US$490 and US$195 per tonne over the last ten years. As at February 2002, the FOB price of European exported hot rolled coil was US$195 per tonne.

European export FOB price for hot rolled coil

January 1986 to February 2002



$US per tonne
500
400
300
200
100
Jan 86
Feb 86
Feb 87
Feb 88
Feb 89
Feb 90
Feb 91
Feb 92
Feb 93
Feb 94
Feb 95
Feb 96
Feb 97
Feb 98
Feb 99
Feb 00
Feb 01
Feb 02

Source: CRU Group

Major steel industry participants

There are a large number of steel industry participants. POSCO of Korea was the largest producer of crude steel in calendar year 2001. It produced 28.6 million tonnes of crude steel and accounted for approximately 3.4% of world crude steel production. Following the merger between Arbed of Luxembourg, Usinor of France and Aceralia of Spain, the new merged entity, Arcelor, will become the largest steel producer in the world. With 6.0 million tonnes of crude steel produced in calendar year 2001, BHP Steel (including its 50% interest in North Star BHP Steel) was the 32nd largest steel producer in the world. The ten largest crude steel producers accounted for 25% of world crude steel production in calendar year 2001.

Market conditions in the steel industry have been difficult and have had a pronounced adverse impact on the financial performance of many steel companies. Recent market conditions are characterised by over-production, historically low prices and consolidation of key suppliers (such as iron ore and coking coal suppliers) and customers (such as the automotive sector).

The steel industry in the US in particular is in a difficult situation. A significant number of steel companies in the US have filed for bankruptcy, including some of the largest US steel companies.

International trade sanctions

In June 2001, the President of the US directed the US International Trade Commission ("**US ITC**") to investigate under section 201 of the Trade Act 1974 ("**Section 201**") the effect of steel imports on the US steel industry. The objective of the investigation was to determine whether certain steel products are being imported into the US in such increased quantities as to be a substantial cause of serious injury, or the threat of serious injury, to the US steel industry producing like or directly competitive products. The goal of an affirmative determination under Section 201 is to give the US steel industry temporary relief for a limited period of time to enable it to adjust to import competition.

On 5 March 2002, following recommendations from the US ITC, the President of the US announced the imposition of a 30% tariff on imports of hot rolled coil and other selected steel products into the US for a period of three years. Imports of slab into the US will be subject to a tariff rate quota for a period of three years. The in-quota volume will be set at 4.9 million tonnes and will increase to 5.4 million tonnes in the second year and 5.8 million tonnes in the third year. The out-of-quota tariff will be initially set at 30%. The above-mentioned tariff will apply from 20 March 2002 and will decrease to 24% in the second year and 18% in the third year.

On 11 March 2002, the Australian Government announced that an understanding had been reached with the US Government regarding an exemption from tariffs for some 250,000 tonnes of hot rolled coil, which have to meet very specific technical and commercial specifications. BHP Steel believes that this exemption will allow it to continue to export hot rolled coil free of tariff to its long-standing customer, Steelscape, which is by far its most important customer for hot rolled coil in the US. BHP Steel and Steelscape have a memorandum of understanding with BHP Steel agreeing to sell, and Steelscape agreeing to purchase, 250,000 tonnes per annum of hot rolled coil over the next three years.

BHP Steel export sales volumes to the US for the year ended 30 June 2001 are set out below.

BHP Steel's sales tonnes to the US by product category

	Year ended 30 June 2001
Slab	284,000
Hot rolled coil	223,000
Cold rolled coil	80,000
Other	55,000

In the year ended 30 June 2003, BHP Steel expects to sell the full amount of slab and hot rolled coil that is tariff-free into the US, and may sell more depending on the prices in the US relative to the rest of the world.

New Zealand Steel exported approximately 100,000 tonnes of hot rolled and cold rolled coil to the US in the year ended 30 June 2001. Exports from New Zealand Steel to the US will be subject to tariffs.

In addition to the Section 201 investigation, a separate US investigation is underway on cold rolled coil to determine if dumping has occurred. The outcome could impact BHP Steel's sales of this product to the US.

Given that North Star BHP Steel is a domestic US mini-mill steel producer, it should benefit from any steel price increases in the US arising from the imposition of the tariffs. However, it is expected that improvements in hot rolled coil pricing will be partly offset by an upwards movement in US scrap prices.

In late March 2002, the European Union announced that it would implement provisional measures to limit imports of certain steel products for which there is the threat of serious damage to the European Union industry as a result of the US President's decision to impose import tariffs on these products. The provisional measures apply for a period of six months to 15 steel products which are subject to increased US tariffs. In the year ended 30 June 2001, BHP Steel exported 80,000 tonnes of hot rolled coil and 130,000 tonnes of coated steel to the European Union. A tariff of 18% will apply to imports of hot rolled coil above a quota, which has been set so that it is around the average import level for the last three years plus 10%. Coated steel products will not be subject to provisional measures. During the six month period the provisional measures will be in place, the European Commission will decide whether the measures should remain in place, be modified or be withdrawn.

Malaysia and Thailand have also announced that they will increase import tariffs on certain steel products. A number of other countries have also announced that they are investigating imports into their domestic markets.

(b) The Australian steel industry

The Australian flat steel products market was estimated to be approximately 2.9 million tonnes in calendar year 2000. BHP Steel is the main domestic producer of flat steel products in Australia.

OneSteel and Smorgon Steel are also Australian producers of steel products, but produce mainly long steel products. Some long steel products and flat steel products have similar uses, for example as structural products in the building and construction sector. OneSteel also produces small quantities of slab. OneSteel was demerged and listed on ASX by BHP Billiton in October 2000.

Imports, mainly hot rolled coil and coated flat products, accounted for around 20% of the market. Imports of flat steel products into Australia grew at a compound annual rate of 10% over the four year period between calendar years 1996 and 2000.

Imports of flat steel products into Australia
For the calendar years 1996 to 2000



500
400
300
200
100
0
Thousands of tonnes
210
72
254
85
263
292
1996
1997
1998
1999
2000
Hot rolled coil
Coated flat products

Source: "The Australian Steel Industry in 2000", Commonwealth Department of Industry, Science and Resources

Japan, New Zealand and South Korea account for the majority of imports of flat steel products into Australia. Imports of flat steel products into Australia from Japan, New Zealand and South Korea grew at compound annual rates of 18.2%, 3.6% and 14.7% respectively over the four year period between calendar years 1996 and 2000. Some of these imports are in grades or categories of steel that BHP Steel does not produce.

Imports of flat steel products into Australia by country
For the 12 months ended 31 December 2000



Taiwan 7%
Malaysia 3%
China 2%
Other 4%
Japan 46%
New Zealand 17%
South Korea 21%

Source: "The Australian Steel Industry in 2000", Commonwealth Department of Industry, Science and Resources

4.3 BUSINESS DESCRIPTION

4.3.1 Background

BHP Steel has a long history of supplying high quality flat steel products to the Australian, New Zealand and Asian markets. As part of its business strategy, there has been an increasing focus over recent years on expansion of its Asian operations, building on its established presence. The key events in BHP Steel's development are set out in the figure overleaf.

Year ended 30 June	Key events
1915	The BHP Billiton group commenced steelmaking activities in Newcastle, Australia.
1935	Acquisition of Port Kembla Steelworks.
1969	Establishment of first Asian roll-former in Malaysia.
1970	Acquisition of a 50% equity interest in the John Lysaght business.
1972	Commissioning of the No. 5 blast furnace at Port Kembla Steelworks. Commissioning of a cold strip mill at Western Port Works.
1973	Commissioning of Western Port Works No. 2 paint line.
1978	Construction of Western Port Works hot strip mill.
1979	John Lysaght becomes wholly owned.
1986	Acquisition of BIEC International Inc., the company with worldwide licensing rights for the metallic coating patent that supports the ZINCALUME® zinc/aluminium alloy-coated steel and GALVALUME® products.
1989	Acquisition of a 31% shareholding in New Zealand Steel Holdings Ltd, which in turn acquired 100% of New Zealand Steel Ltd.
1992	New Zealand Steel Holdings Ltd shareholding increased to 81%.
1994	Commissioning of metallic coating and paint lines in Indonesia, in which BHP Steel has a 74% shareholding.
1995	Commissioning of roll-formers in China.
1996	Commissioning of the No. 6 blast furnace at Port Kembla Steelworks. Commissioning of North Star BHP Steel facilities, in which BHP Steel has a 50% interest. Commissioning of a metallic coating and painting line in Malaysia, in which BHP Steel has a 60% shareholding. New Zealand Steel Holdings Ltd becomes a wholly owned subsidiary. Expansion to roll-formers in Vietnam, Indonesia, Malaysia and Thailand.
1998	Commissioning of a cold rolling mill, metallic coating and paint lines in Thailand, in which BHP Steel has a 87.5% interest.
2001	Announcement of the intention to demerge BHP Steel.

4.3.2 Operations

BHP Steel is a flat steel products company focused on the provision of value-added products, solutions and services tailored to meet the specific requirements of its customers and markets.

BHP Steel operates at an annual crude steel production capacity of 5.6 million tonnes from steel plants located in Australia and New Zealand. Almost half of this steel production is processed further through BHP Steel's network of hot and cold rolling, metallic coating, coil painting, tinplate and roll-forming facilities in Australia, New Zealand, Asia and the Pacific. Distribution of these products is supported by a range of processing and customer service centres. BHP Steel also has a 50% interest in North Star BHP Steel in the US, which is operating at an annual crude steel production capacity of 1.5 million tonnes. The geographic coverage of BHP Steel's manufacturing facilities and distribution network is set out on pages 40 and 41.

BHP Steel has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia. These business reporting segments are described in more detail on the following pages, together with an outline of BHP Steel's corporate and group functions and background information on the BHP Steel Directors, its management and employees.

4.3.3 Hot Rolled Products

(a) Overview

Hot Rolled Products produces a wide range of steel products for Australian and international customers including slab, hot rolled coil and plate. Hot Rolled Products incorporates Port Kembla Steelworks, a 50% interest in North Star BHP Steel and a 47.5% shareholding in Castrip LLC.

Port Kembla Steelworks is an integrated steel plant located in New South Wales, Australia. It operates at an annual production capacity of 5.0 million tonnes of crude steel. Crude steel production is in the form of slab, the majority of which is further processed by Hot Rolled Products into either hot rolled coil or plate, or sold to Coated Products Australia for further processing. The balance of slab is exported mainly to long-standing customers in the US and Asia.

Hot rolled coil is supplied to Coated Products Australia where it is further processed into packaging products, such as tinplate and blackplate; coated products, such as COLORBOND® pre-painted steel; and metallic coated steel products, such as ZINCALUME® zinc/aluminium alloy-coated steel. Hot rolled coil is supplied to pipe and tube converters and for use in applications across a range of industries, particularly the engineering construction and mining industries, with a smaller proportion being exported. Plate is supplied to customers in domestic and export markets for use in the engineering, construction, mining and manufacturing industries for the production of machinery and equipment.

Hot Rolled Products' main products, the markets for those products and their applications are set out in the table below.

Hot Rolled Products: products, markets and applications

Product	Markets	Applications
Slab	Steel	Hot rolled coil and plate
Hot rolled coil	Steel, building and construction, mining and manufacturing	Coated products, tinplate and pipe and tube manufacturing
Plate	Manufacturing, building and construction and mining	Infrastructure projects, mining equipment and structural applications

(b) Sales and distribution

Port Kembla Steelworks' sales revenue by product category is presented in the figure below.

Port Kembla Steelworks' sales revenue by product category
For the 12 months ended 30 June 2001



Slab 41%
Plate 10%
Hot rolled coil 49%

BHP Steel supplies approximately 80% of the total tonnes of flat steel products sold in the Australian market. Imports, including fabricated structures and manufactured components from offshore suppliers, account for the balance. BHP Steel faces little direct competition from other domestic steel producers, as OneSteel and Smorgon Steel produce mainly long steel products that compete with flat steel products only in a limited number of applications. However, flat steel products face significant competition from imports and from substitutes such as concrete, aluminium, plastics, glass and timber.

Approximately 45% of Hot Rolled Products' sales revenue is derived from sales to Coated Products Australia. A further 28% of its sales revenue is derived from export markets, with the remainder derived from independent distributors, pipe and tube converters and other manufacturers in Australia.

Hot Rolled Products supplies the Australian market with an estimated 93% of the hot rolled coil used by pipe and tube converters and an estimated 80% of plate requirements. Hot Rolled Products' strong domestic market position is supported by the flexible supply arrangements and technical support it can offer its domestic customers, enabling it to differentiate itself from importers. Hot Rolled Products also benefits from a strong channel to market through the Coated Products Australia value chain. Hot Rolled Products' domestic sales and marketing functions are coordinated from a marketing head office located in Port Kembla, with supporting sales offices in New South Wales, Queensland, Victoria, South Australia and Western Australia.

In export markets, Hot Rolled Products seeks to differentiate itself through its long-standing customer relationships and has been successful in building a reputation for predictable product quality and a technical protocol ensuring fitness for purpose. Export sales are coordinated through Market and Logistics Solutions, a specialist group marketing function.

(c) Facilities and processes

Port Kembla Steelworks is an integrated steel plant situated on an 800-hectare site. Its facilities consist of coke batteries, a sinter plant, two blast furnaces, three basic oxygen steelmaking vessels, three continuous slab casting machines (four strands), a hot strip mill and a plate mill. The facilities are of varying ages and types of construction, but are generally in good condition, suitable for their present use and have sufficient capacity to meet expected production requirements for the foreseeable future. Over the last five years, BHP Steel has incurred $280 million of capital expenditure at Port Kembla Steelworks. This capital has been spent across a range of assets and projects including those aimed at expanding the plant's production capacity and various environmental initiatives. No major plant facilities are forecast to require replacing in the next five years, although capital expenditure is planned to ensure operational security, preserve and enhance process capability, meet anticipated environmental standards, enhance quality and other replacements as necessary. BHP Steel owns Port Kembla Steelworks and the land on which it is located.

The steelmaking process at Port Kembla Steelworks involves iron ore being converted into molten iron, using a blast furnace. The molten iron is processed in basic oxygen steelmaking vessels to produce liquid steel, which is then cast into slab. Approximately 55% of slab is then fed into rolling mills to produce hot rolled coil and plate. Port Kembla Steelworks' annual production capacities are 5.0 million tonnes of steelmaking, 2.4 million tonnes of hot rolling and 300,000 tonnes of plate. The facilities are operating at around capacity, although there remains potential for incremental capacity expansions through the ongoing optimisation of the production process.

The main raw materials used in the production process at Port Kembla Steelworks are iron ore and coking coal. Approximately 55% of the 7.5 million tonnes of iron ore required per annum is purchased from mines owned by BHP Billiton in Western

Crude steel production facilities

Country	Site/asset	Business	Annual capacity[1]	Map ref no.
Australia	Port Kembla	Hot Rolled Products	5.0 mt	6
USA	Delta	North Star BHP Steel	1.5 mt	52
New Zealand	Glenbrook	New Zealand Steel	625 kt	51

Rolling, coating and painting facilities

Country	Site/asset	Business	Annual capacity[1]		Map ref no.
Australia	Port Kembla	Hot Rolled Products Coated Products Australia	Hot rolling Cold rolling Electro tinning Metallic coating Painting	2.7 mt 930 kt 400 kt 660 kt 170 kt	6
Australia	Western Port	Coated Products Australia	Hot rolling Cold rolling Metallic coating Painting	1.5 mt 1.1 mt 850 kt 330 kt	22
Australia	Acacia Ridge, Brisbane	Coated Products Australia	Painting	70 kt	9
Australia	Chullora, Sydney	Coated Products Australia	Research Facility	10 kt	2
New Zealand	Glenbrook	New Zealand Steel	Hot rolling Cold rolling Metallic coating Painting	600 kt 400 kt 200 kt 60 kt	51
USA	Delta	North Star BHP Steel	Hot rolling	1.5 kt	52
Thailand	Map Ta Phut	Coated Products Asia	Cold rolling Metallic coating Painting	300 kt 150 kt 60kt	25
Indonesia	Cilegon	Coated Products Asia	Metallic coating Painting	100 kt 30 kt	29
Malaysia	Kapar	Coated Products Asia	Metallic coating Painting	150 kt 60 kt	33

[1] *Annual capacity represents total capacity and is not adjusted for the ownership interest of BHP Steel. Annual capacity volumes are expressed as: kt = thousands of tonnes; and mt = millions of tonnes.*



Roll-forming and distribution facilities

Coated Products Australia business

Country	Site/asset	Map ref no.
Australia	Albury	1
Australia	Chullora, Sydney	2
Australia	Dubbo	3
Australia	Emu Plains, Sydney	4
Australia	Cardiff	5
Australia	Port Kembla	6
Australia	Tamworth	7
Australia	Darwin	8
Australia	Acacia Ridge, Brisbane	9
Australia	Archerfield, Brisbane	10
Australia	Mackay	11
Australia	Rockhampton	12

Country	Site/asset	Map ref no.
Australia	Townsville	13
Australia	Gillman, Adelaide	14
Australia	Wingfield, Adelaide	15
Australia	Launceston	16
Australia	Braeside, Melbourne	17
Australia	Geelong	18
Australia	Nunawading, Melbourne	19
Australia	Myaree, Perth	20
Australia	Osborne Park, Perth	21

Coated Products Asia business

Country	Site/asset	Map ref no.
Thailand	Bangkok	23
Thailand	Khon Kaen	24
Indonesia	Jakarta	26
Indonesia	Medan	27
Indonesia	Surabaya	28
Malaysia	Shah Alam	30
Malaysia	Sabah	31
Malaysia	Sarawak (2)	32
China	Shanghai	34
China	Guangzhou	35
Singapore	Singapore	36
Vietnam	Hanoi	37

Country	Site/asset	Map ref no.
Vietnam	Ho Chi Minh	38
Taiwan	Kaohshiung	[illegible]
Brunei	Bandar	40
Sri Lanka	Colombo	41
PNG	Port Moresby	[illegible]
PNG	Madang	[illegible]
PNG	Lae	44
PNG	Rabaul	[illegible]
PNG	Kimbe	[illegible]
PNG	Mount Hagen	47
New Caledonia	Noumea	[illegible]
Vanuatu	Port Vila	[illegible]
Fiji	Suva/Nadi/Lautoka	50


34
35
39
37
41
24
25
23
27
33
30
36
40
31
32
43
46
45
47
44
42
26
28
29
8
49
50
13
11
48
12
10
9
21
20
3
5
4
2
6
15
1
18
17
19
22
16
51

Australia, with the remainder sourced from other Australian (30%) and international (15%) suppliers. Approximately 90% of the 3.0 million tonnes of coking coal required per annum comes from various mines owned by BHP Billiton located close to the steel plant.

BHP Steel has been negotiating with Duke Energy for the construction of a power plant at Port Kembla. If the arrangement proceeds, the contract will provide for Duke Energy to build a power plant for the provision of steam to Port Kembla Steelworks and for the generation of electricity. The capital costs will be mainly the responsibility of Duke Energy. However, BHP Steel is likely to be required to enter into various long-term obligations to purchase steam. The power plant would be expected to commence operations in 2004.

(d) North Star BHP Steel

BHP Steel has a 50% interest in North Star BHP Steel, a steel mini-mill located in Delta, Ohio, US. The remaining 50% interest in the investment is held by a wholly owned subsidiary of Cargill Inc. North Star BHP Steel's facility was commissioned in 1996 and utilises leading steelmaking technologies and processes. The facility comprises two electric-arc furnaces operating at an annual steelmaking capacity of 1.5 million tonnes. Hot rolled coil is produced mainly from scrap metal using thin (90 mm) slab casting technology. Production is predominantly sold into the local Midwest US market.

The transfer of BHP Billiton's interest in North Star BHP Steel to BHP Steel is subject to certain consents (see Part 18.14.2(e) of this Scheme Booklet).

(e) Castrip LLC

BHP Steel has a 47.5% shareholding in Castrip LLC, a company formed to license and commercialise the Castrip® thin strip casting technology. The remaining equity interests are held by the US-based steel mini-mill operator, Nucor Corporation (47.5%) and Japanese-based equipment builder, Ishikawajima-Harima Heavy Industries (5%). Castrip® is a steel casting process that was initially developed by BHP Steel and allows direct production of thin (1.5 mm or less) hot rolled coil directly from liquid steel. The Castrip® process bypasses conventional slab casting and hot rolling, with the potential to also replace some products that currently require cold rolling.

Nucor Corporation is currently constructing the first commercial Castrip® facility at its Crawfordsville mini-mill plant located in Indiana, US. This technology is unproven but, if successfully commercialised, may in the future provide BHP Steel with the option of adopting a lower-cost steel production process and/or the possibility of generating fees through licensing of the technology to other steel producers.

4.3.4 BHP Steel's coated products businesses

In Australia and New Zealand, BHP Steel is the leading supplier of metallic coated and painted steel products, tinplate and blackplate packaging products. It also continues to build on its established presence in Asia and the Pacific. BHP Steel's coated products businesses are Coated Products Australia, New Zealand Steel and Coated Products Asia.

BHP Steel's coated products businesses' main products, the markets for those products and their applications are set out in the table below.

BHP Steel's coated products businesses: products, markets and applications

Product	Markets	Applications
Hot rolled coil	Manufacturing, mining, automotive and transport	Mine supports, agricultural equipment, automotive components, structural members and racking
Cold rolled coil	Automotive and transport, manufacturing	Goods drums and packaging, automotive components, office furniture, shelving and tubing
Tinplate and blackplate	Packaging	Containers for food, beverages, paint, oil and general packaging
Galvanised (including GALVASPAN® steel)	Building and construction, manufacturing, automotive and transport	Building structures, componentry and residential steel framing applications, automotive components, air conditioning ducting and structural decking
ZINCALUME® zinc/aluminium alloy-coated steel	Building and construction, manufacturing	Roofing, walling, guttering, steel house framing, kit garden sheds, whitegoods and garage doors
Special zinc finishes	Automotive and transport, manufacturing	Automotive components, whitegoods and switchboards
Painted (including COLORBOND® pre-painted steel, Clean COLORBOND® steel and COLORSTEEL®)	Building and construction	Roofing, walling, guttering, architectural panels, sheds and garages, whitegoods and hot water systems
Roll-formed LYSAGHT® products	Building and construction	High strength and lightweight roofing and walling, industrial/commercial roofing and cladding support system, premium residential products

4.3.5 Coated Products Australia

(a) Overview

Coated Products Australia markets a full range of products and material solutions to the Australian building and construction industry and is also a key supplier to the Australian automotive sector, major whitegoods manufacturers, general manufacturers and to the packaging industry. Coated Products Australia has three main businesses: Coated Steel Australia, Packaging Products and BHP Steel Lysaght Australia.

Coated Steel Australia is the largest supplier of metallic coated and pre-painted steel products in Australia. Coated Steel Australia's products are sold for applications in the building and construction, automotive and transport and general manufacturing industries. Outside Australia, Coated Steel Australia has established markets in over 70 countries and supplies in excess of 250 active customers through BHP Steel's network of international sales offices.

Packaging Products is the only producer of tinplate and blackplate in Australia. Tinplate and blackplate are used by the packaging industry in applications for food, beverages, paint, oil and other steel packaging. They are sold to customers in Australia, New Zealand and various overseas locations such as Europe, Asia and the US.

BHP Steel Lysaght Australia manufactures and distributes a wide range of roll-formed building and industrial steel products and accessories. Key applications include roofing, wall cladding and other residential, commercial and industrial products.

(b) Sales and distribution

An overview of Coated Products Australia's sales revenue by product category is presented in the figure below.


Coated Products Australia's sales revenue by product category
For the 12 months ended 30 June 2001
ZINCALUME® 12%
COLORBOND® steel 24%
Tinplate and backplate 15%
Roll-formed 12%
Custom processing 1%
Hot rolled coil 8%
Cold rolled coil 8%
Galvanised 15%
Special metallic finishes 5%

Coated Products Australia is focused on maintaining its market share by providing solutions tailored to meet the specific demands of its customers and markets. Coated Products Australia's estimated domestic market shares for each category of steel product are presented in the figure below. While Coated Products Australia has relatively high market shares in each product category, these products compete with substitutes in wider end-use markets.


Coated Products Australia's estimated domestic market shares
For the 12 months ended 30 June 2001
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Painted
Hot rolled coil
Tinplate and backplate
Metallic coated(1)
Cold rolled coil

(1) *Metallic coated products includes galvanised, ZINCALUME® steel and special zinc finishes.*

Coated Products Australia is the largest supplier of metallic coated and pre-painted steel products in Australia, supplying an estimated 80% of the total tonnes of such steel products sold in the Australian market. Coated Products Australia is also the largest supplier of tinplate and blackplate packaging products in Australia, supplying an estimated 80% of the Australian and New Zealand market in the year ended 30 June 2001. These products also face competition from substitutes such as plastics and aluminium in the automotive sector; timber, concrete, aluminium and tiles in the building sector; and plastics, aluminium and glass in the packaging sector.

Coated Products Australia markets a full range of steel material solutions to the Australian building and construction industry, with products available for most major building applications. Its strong market position is supported by its portfolio of well-established and highly recognised brands, targeted service packages and a strong level of technical expertise. For example, Coated Steel Australia's COLORBOND® pre-painted steel is one of the most recognised industrial brands in Australia, with a high level of awareness at both the industry and end-consumer level. Similarly, the LYSAGHT® brand name has a high level of recognition in the market and has enabled BHP Steel Lysaght Australia to secure a significant share in its targeted segments of the commercial and residential building, fabrication and construction markets. Coated Products Australia maintains a dedicated intellectual property group responsible for establishing and maintaining intellectual property protection, especially trademark and patent protection for core and emerging technologies and products.

Coated Products Australia has established itself as a leading supplier of steel to the Australian automotive industry, maintaining long-standing relationships with major car companies, demonstrating a commitment to new product development and enjoying a close developmental alliance with the Australian automotive parts manufacturing industry.

Coated Products Australia is well positioned within the manufacturing and packaging industry. The business has developed close ties with many of Australia's major manufacturers. Most major laundry and kitchen appliances and domestic hot water heaters manufactured in Australia utilise Coated Products Australia's pre-painted steel for their doors and wrappers and other steel products for associated componentry. Coated Products Australia has also established strong relationships with manufacturers of steel can components and other associated products. These products are typically used in the packaging of food, pet food and general, industrial and aerosol products. Other more diverse uses range from kitchen utensils to automotive components.

Coated Products Australia distributes approximately 60% of its domestic metallic coated and pre-painted steel product sales directly from Springhill Works and Western Port Works. The remaining 40% of these steel product sales are directed through a national network of seven customer service centres. These customer service centres act as hubs for state-based sales functions and provide custom slitting and shearing services. Coated Products Australia also utilises independent distributors to process and distribute its products. The business distributes direct to its domestic tinplate customers.

Coated Products Australia exported approximately 30% of its metallic coated steel and pre-painted steel production to markets in Europe, South Africa, Latin America, the Middle East and Asia for the year ended 30 June 2001. Export sales have been supported by a strategy of positioning Coated Products Australia at the premium end of export markets for a range of metallic coated and pre-painted steel products. This strategy has entailed building strong brand recognition and consumer awareness and supporting this with high levels of service and technical expertise. In Latin America, for example, a number of customers have modified their roll-forming equipment to utilise BHP Steel's superior high-strength grades. This trend has been supported by technical seminars held by Coated Products Australia to educate installers and improve cladding fixing practices. In some of these markets, Coated Products Australia is a leading supplier.

Coated Products Australia exports approximately 53% of its tinplate and blackplate production to markets in New Zealand, Asia, Europe and the US. The division has successfully developed relationships with core customers in higher margin general line products (oil can and aerosols) and with global can makers in the higher volume food can products. This strategy has allowed a wide geographic spread of its customer base and enabled good access to markets to be maintained.

All export sales are facilitated through BHP Steel's network of international offices managed by Market and Logistics Solutions, the specialist group marketing function.

(c) Facilities and processes

Coated Products Australia operates a range of hot and cold rolling mills, electro-tinning mills, metallic coating and paint lines, roll-forming facilities and service centres across Australia. Coated Steel Australia's two main production facilities are Springhill Works, located adjacent to Port Kembla Steelworks in New South Wales, Australia, and Western Port Works, located in Hastings, Victoria, Australia.

Springhill Works sources hot rolled coil from Port Kembla Steelworks and then processes it through various downstream mills to produce cold rolled coil, metallic coated and pre-painted steel products. Significant modernisation of the plant and infrastructure was undertaken during the 1990s. The primary facilities at Springhill Works consist of a coupled pickle cold mill, three continuous metallic coating lines and a wet paint line. Springhill Works has annual production capacities of 930,000 tonnes of cold-rolling, 660,000 tonnes of coating, and 140,000 tonnes of painting.

Western Port Works sources slab primarily from Port Kembla Steelworks with a small quantity obtained from OneSteel. Slab is transported from Port Kembla to Western Port Works on the *Iron Monarch*, a vessel owned by BHP Steel. Slab is processed through a series of downstream mills to produce hot and cold rolled coil, metallic coated and pre-painted steel products. The plant was constructed in the 1970s and underwent further development when additional metal coating and painting facilities were commissioned during the 1980s and 1990s. The primary facilities at Western Port Works consist of a hot strip mill, pickle line, five-stand cold rolled mill, batch annealing circuit and temper mill, three continuous metallic coating lines and two paint lines. Western Port Works has annual production capacities of 1.5 million tonnes of hot rolling, 1.1 million tonnes of cold rolling, 850,000 tonnes of coating and 330,000 tonnes of painting.

A further 110,000 tonnes of combined painting capacity is derived from Coated Steel Australia paint lines in customer service centre facilities located in Port Kembla, Sydney and Brisbane.

Facilities at Springhill Works and Western Port Works are of varying ages and types of construction but are generally in good condition, suitable for their present use and have sufficient capacity to meet expected production requirements for the foreseeable future. BHP Steel owns Springhill Works and Western Port Works and the land on which they are located.

Packaging Products has manufacturing facilities at Port Kembla Steelworks. The business undertook a major capital program between 1994 and 1999, investing $263 million to increase plant capacity and capability. The facility has sufficient capacity to meet expected production requirements in both tinplate and blackplate. To ensure a high level of customer support and service, laboratory facilities and expertise are maintained in key aspects of steel packaging manufacture technology.

BHP Steel Lysaght Australia operates a national network of 17 roll-forming facilities. BHP Steel Lysaght Australia's manufacturing facilities typically consist of roll-formers, purlin machines, metal presses and storage facilities. The manufacturing process entails a roll-forming process, whereby metallic coated and pre-painted cold steel feed is rolled and cut into specified profiles. The two main raw material requirements for the manufacturing facilities are metallic coated and pre-painted steel. These materials are sourced entirely from Coated Steel Australia. Other significant raw materials, including roof mesh, non-steel cladding and fasteners, are sourced externally.

4.3.6 New Zealand Steel

(a) Overview

New Zealand Steel supplies customers in the building and construction industries, as well as intermediaries such as roll-formers and an established merchant network. New Zealand Steel's products include hot and cold rolled coil, plate, welded hollow sections, metallic coated and painted steel products. New Zealand Steel exports more than half of its steel production through BHP Steel's network of international sales offices.

New Zealand Steel operates a steel plant located in Glenbrook, New Zealand, producing a full range of flat steel products for both domestic and export markets. It operates at an annual crude steel production capacity of approximately 0.6 million tonnes.

New Zealand Steel produces slab that is processed through its rolling mills into hot rolled coil and plate. Approximately two-thirds of the hot rolled coil produced is further processed at New Zealand Steel into cold rolled coil, plate and hollow sections. Of the balance, approximately 170,000 tonnes is exported to markets in North America, Asia and the Pacific. A limited quantity of plate is supplied to domestic and export markets for engineering construction, mining and other applications. Cold rolling mills process hot rolled coil to produce thinner gauges required for the metallic coating line. Cold rolled coil is either distributed locally, exported to select markets or used as feed for the metallic coating line which manufactures both galvanised and ZINCALUME® zinc/aluminium alloy-coated steel. The painting line uses metallic coated coil to manufacture New Zealand's leading brand of painted steel, COLORSTEEL®. The construction industry is the primary end user of these metallic coated and painted products. A hollow section mill is used to produce pipe and tube sections in both black and galvanised finishes.

(b) Sales and distribution

An overview of New Zealand Steel's sales revenue by product category is presented in the figure below.


New Zealand Steel's sales revenue by product category
For the 12 months ended 30 June 2001
Painted 17%
Hollow sections 5%
Zinc/aluminium alloy-coated 17%
Cold rolled coil 15%
Galvanised 18%
Plate 6%
Hot rolled coil 22%

New Zealand Steel supplies approximately 70% of the total tonnes of flat steel products sold in the New Zealand market. Imports, including fabricated structures and manufactured components from offshore suppliers, account for the balance. New Zealand Steel also faces competition from substitutes such as concrete, aluminium, plastics, glass and timber.

Fletcher Building Limited's subsidiary, Pacific Steel, is the only other New Zealand steel producer, but produces only long steel products. Another subsidiary of Fletcher Building Limited, Pacific Coil Coaters, manufactures painted steel, sourcing most of its steel inputs from New Zealand Steel. Steel & Tube Holdings (a subsidiary of OneSteel) and Fletcher Steel (a part of Fletcher Building Limited) are steel products distributors and roll-formers and do not compete directly with New Zealand Steel. New Zealand Steel's estimated domestic market shares for each of its steel products are presented in the figure below.


New Zealand Steel's estimated domestic market shares
For the 12 months ended 30 June 2001
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
Metallic Coated(1)
Cold rolled coil
Hot rolled coil
Painted
Hollow sections

(1) Metallic coated products includes galvanised and ZINCALUME® steel.

New Zealand Steel supplied 240,000 tonnes of steel products to the New Zealand domestic market in the year ended 30 June 2001 and exported 298,000 tonnes of steel products. New Zealand Steel's strong domestic market position is supported by an approach whereby solutions are tailored to meet specific demands of customers and markets. This approach is backed by technical support capabilities and well-established brand names such as COLORSTEEL® and ZINCALUME®. New Zealand Steel's products are distributed through both direct and merchant channels. Approximately 30% of both metallic coated and painted steel are sold directly to roll-formers. The majority of other products are distributed through Fletcher Steel and Steel & Tube Holdings.

In export markets, New Zealand Steel seeks to differentiate itself through long-standing customer relationships and has been successful at building a reputation for predictable product quality and a technical capability to meet a wide range of international standards.

The majority of export sales are coordinated through Market and Logistics Solutions, a specialist group marketing function.

(c) Facilities and processes

The New Zealand Steel facility includes a steel plant utilising a direct reduction process followed by electrical melting to produce high-purity molten iron from ironsands. The molten iron is then processed in a basic oxygen steelmaking vessel to produce liquid steel, which is then cast into slab. This slab is processed through various downstream mills to produce New Zealand Steel's full range of products. New Zealand Steel has annual production capacities of 600,000 tonnes of steelmaking, 600,000 tonnes of hot rolling, 400,000 tonnes of cold rolling, 200,000 tonnes of metallic coating and 60,000 tonnes of painting.

The facilities at the New Zealand Steel mill consist of four multi-hearth furnaces, four rotary kilns, two melters, a KOBM oxygen steelmaking vessel, a continuous slab caster, a hot rolling mill and two cold rolling mills, a metal coating line, a paint line and a pipe plant. A planned reline shutdown of one of its melters was successfully completed on 10 April 2002, with the melter commissioned following a successful second tap on 21 April 2002. BHP Steel has managed the lower production for the period by establishing stocks and managing export sales. Following this major maintenance and capital expenditure, estimated to total NZ$26 million, the expectation is that New Zealand Steel's facilities will be suitable for their present use and have sufficient capacity to meet production requirements for the foreseeable future. BHP Steel owns the New Zealand Steel facility and the land on which it is located.

Ironsands and coal are the main raw materials used in the steelmaking process, both of which are sourced locally. Ironsands are transported via a slurry pipeline from a mine operated by New Zealand Steel, located 18 kilometres from Glenbrook. Coal is transported by rail approximately 50 kilometres from a mine owned by the New Zealand Government. New Zealand Steel's single largest non-labour input cost is electricity, approximately 60% of which is generated onsite through a cogeneration plant owned by Duke Energy.

New Zealand Steel operates two ironsand mines. The major mine is located at Waikato North Head, which supplies approximately 1.2 million tonnes per annum of ironsand concentrate to the steel mill (processed from approximately 4.0 million tonnes of ironsand). A smaller mine is located at Taharoa, which mines and currently supplies approximately 700,000 tonnes of ironsand to export markets in Japan and China. As at 30 June 2001, the proven and probable reserves of ironsands at these mines were 109 million tonnes. These tonnages are sufficient to meet New Zealand Steel's production requirements at the current and projected rates of usage for the foreseeable future.

4.3.7 Coated Products Asia

(a) Overview

Coated Products Asia markets a range of metallic coated and painted steel products primarily to the building and construction industry and to some sections of the manufacturing industry across Asia and the Pacific. Coated Products Asia has two main businesses: Coated Steel Asia and BHP Steel Lysaght Asia.

Coated Steel Asia operates metallic coating and painting facilities in Thailand, Malaysia and Indonesia. These operations are majority-owned by BHP Steel, with minority interests being held by local strategic and financial partners. The businesses produce a range of well-established branded products to supply the building and construction industry and some segments of the appliance and general manufacturing markets. While the businesses supply both domestic and export markets, they are predominantly domestically focused.

BHP Steel Lysaght Asia produces and distributes steel roll-formed products and accessories for roofing and walling applications, as well as structural decking and light building sections. A growing proportion of the businesses' activities entails the packaging of total solutions to the building and construction industries, through the provision of packages such as pre-engineered buildings. Products are positioned within the commercial, industrial and residential segments of the building and construction industry. Roll-forming manufacturing centres are located in Thailand, Malaysia, Indonesia, Singapore, China, Taiwan, Brunei, Vietnam, Papua New Guinea, Fiji, New Caledonia, Vanuatu and Sri Lanka and are predominantly supplied from Coated Steel Asia. A number of these businesses have minority interests held by local strategic and financial partners.

Coated Products Asia has developed a reputation as a quality producer of flat steel products and building solutions throughout Asia and the Pacific. It has a network of metallic coating and painting lines and roll-forming facilities throughout the region, which is more extensive than any other steel producer. Through its long-term involvement in the region and its locally focused operations, Coated Products Asia is able to benefit from being a participant in the domestic markets. Its operations have an advantage over those of foreign producers by having shorter production lead times, lower handling costs, strong technical support capabilities, enhanced delivery performance, better access to customers and the ability to better respond to local product requirements. Coated Products Asia also benefits from preferential tax and duty concessions and generally favourable trade protection in its core domestic markets.

(b) Sales and distribution

An overview of Coated Products Asia's sales revenue by product category is presented in the figure below.

Coated Products Asia's sales revenue by product category
For the 12 months ended 30 June 2001


Other building products 22%
Cold rolled 6%
COLORBOND® steel 13%
Other painted 5%
ZINCALUME® steel 18%
Galvanised 4%
Other unpainted coil 4%
Non-prime/scrap coil 3%
Roofing & walling 25%

Coated Products Asia has strong market positions for its premium products, being ZINCALUME® zinc/aluminium alloy-coated steel, Clean COLORBOND® steel and the LYSAGHT® range of building products. However, these products represent a relatively small proportion of total tonnes of flat steel products sold in Asian markets. When all segments and materials are considered, Coated Products Asia holds a niche market share of the total building and construction industry and therefore has significant opportunities to grow.

Coated Steel Asia's domestic competition varies by country. Imported products represent the major competition. However, with a domestic focus, Coated Steel Asia is able to differentiate itself from imported products by offering superior service, technical support, market-specific products and shorter lead times. In Thailand, Coated Steel Asia maintains a market share of approximately 65% of the premium industrial steel construction segment. In Indonesia, Coated Steel Asia holds a market share of approximately 75% of the premium industrial construction segment. In Malaysia, Coated Steel Asia has a market share of approximately 50% of the premium industrial construction segment.

Coated Steel Asia utilises both direct and merchant distribution channels. Products from the coating lines for the building and construction industry are sold directly to BHP Steel Lysaght Asia and third party roll-forming companies in domestic and export markets. Marketing and sales functions are coordinated from offices located in Jakarta, Bangkok and Kapar.

BHP Steel Lysaght Asia generally operates in very competitive regional markets, with the market for roll-formed products in Asia and the Pacific tending to be relatively fragmented and regionally focused. This is largely a function of the nature of the roll-formed market which requires short lead times combined with small volumes. The business has been successful at gaining market share through the provision of innovative market solutions supported by a suite of high quality branded products. Examples of such solutions include pre-engineered buildings, steel roof trusses and residential roofing alternatives. BHP Steel Lysaght Asia has also increased its geographic spread with expansions into markets in China, Vietnam and Sri Lanka. The potential for future growth exists through selective geographic expansion within the region and increasing provision of construction solutions.

BHP Steel Lysaght Asia sells its products through a combination of direct sales to building contractors and through distributors, depending on market-specific needs. A network of 60 sales and marketing offices is maintained throughout the Asian and Pacific region.

(c) Facilities and processes

Coated Steel Asia's operations consist of a cold rolling mill in Thailand and metalling coating and paint lines in Indonesia, Malaysia and Thailand. BHP Steel Lysaght Asia operates roll-forming manufacturing facilities in the Asian and Pacific regions.

In Indonesia, BHP Steel has a 74% interest in a metallic coating and paint line in Cilegon, with the remaining interests held by three local investors. The facility was commissioned in 1995 and consists of a continuous hot dip metallic coating line and a continuous wet paint line. Cold rolled coil is sourced from Krakatau Steel domestically and various international suppliers. The facility has an annual metallic coating line production capacity of 100,000 tonnes and a paint line production capacity of 30,000 tonnes. The metallic coating line and paint line are currently operating at utilisation rates of approximately 65% and 90% respectively.

In Malaysia, BHP Steel has a 60% interest in a metallic coating and paint line in Kapar, with the remaining 40% interest held by a large local equity fund. The facility was commissioned in 1996 and consists of a continuous hot dip metallic coating line and continuous wet paint line. Cold rolled coil is sourced on a commercial basis from BHP Steel's Thailand facility, Coated Steel Australia, New Zealand Steel and external suppliers. The facility has an annual metallic coating line production capacity of 150,000 tonnes and a paint line production capacity of 60,000 tonnes. The metallic coating line and paint line are currently operating at utilisation rates of approximately 50% and 80% respectively.

In Thailand, BHP Steel has an 87.5% interest in a flat steel products facility in Map Ta Phut, with the remaining 12.5% interest held by a local investor. The facility was commissioned in 1998 and consists of a pickle line, cold rolling mill, dual-coating pot metallic coating line, and dual-oven coil paint line. Hot rolled coil is sourced primarily from a local supplier, Sahaviriya Steel Industries (which in turn imports slab from Port Kembla Steelworks), with the balance sourced from Coated Steel Australia, New Zealand Steel and external suppliers. The facility has a cold rolling capacity of 300,000 tonnes, a metallic coating line production capacity of 150,000 tonnes and a paint line production capacity of 60,000 tonnes, which are currently operating at utilisation rates of approximately 60%, 80% and 90% respectively.

BHP Steel Lysaght Asia operates 27 manufacturing facilities in 13 countries. The major materials used in roll-forming businesses are metallic coated and painted steel coil, which are predominantly sourced from BHP Steel's operations in Asia, Australia or New Zealand. A number of BHP Steel Lysaght Asia's operations have minority interests held by various local strategic and financial partners.

4.3.8 Corporate office and group functions

(a) Corporate office

BHP Steel's corporate office, located at Level 11, 120 Collins Street, Melbourne, Australia, comprises the office of the Chief Executive Officer and a small number of specialists in the areas of finance, strategy, marketing, information systems, human resources, corporate affairs, investor relations and legal.

BHP Steel has outsourced selected business support activities to an external provider, Cap Gemini Ernst & Young, which operates a shared business service centre in Adelaide, South Australia. These support services relate to payroll, accounting, supply and human resources.

(b) Market and Logistics Solutions

Market and Logistics Solutions, in conjunction with BHP Steel's businesses, is responsible for developing and delivering customer solutions into the various markets served by BHP Steel. The functions that report directly into Market and Logistics Solutions include Strategic Marketing, Export Marketing, Transport and Logistics and Information Technology.

The Strategic Marketing team is responsible for major marketing initiatives, such as the development of BHP Steel's e-commerce capability. A more detailed overview of BHP Steel's Information Technology and e-commerce capabilities are provided in Part 4.3.8(d) of this Scheme Booklet.

Export Marketing coordinates the sales and distribution of each business in export markets, handling customer relationships, export marketing, sales logistics and document processing. In addition, Export Marketing manages a network of sales offices in Hong Kong, India, Japan, the Philippines, Singapore, South Africa, South Korea, Taiwan, China, Vietnam, the United Arab Emirates, the United Kingdom and the US.

The Transport and Logistics group provides logistics services to BHP Steel, and other strategic third-party customers such as OneSteel. Transport and Logistics coordinates transport for approximately 1.5 million tonnes per annum of steel products by road and 2.0 million tonnes per annum of steel products by rail. In addition, the *Iron Monarch*, a vessel owned by BHP Steel, ships approximately 1.0 million tonnes per annum of slab from Port Kembla Steelworks to Western Port Works.

The Transport and Logistics team optimises supply chains through modal choice and route selection. Back-hauls are maximised by aggregating cargoes of BHP Steel, OneSteel and other complementary third-party cargoes. This approach ensures BHP Steel provides its customers with a flexible, low cost distribution solution. Transport and Logistics derives approximately 50% of its revenue from BHP Steel and approximately 40% of its revenue from OneSteel.

(c) Research and development

BHP Steel currently supports its businesses through its research and development function with 90 dedicated employees. Activities are coordinated from the Steel Research Laboratories located at Port Kembla. Three broad categories of research and development activities are maintained:

- customer products and service: focused on providing leading-edge product solutions in metallic coated and painted flat steel products and optimising technical support to customers. These activities enable BHP Steel to differentiate itself in the marketplace and forge strong customer relationships;
- manufacturing excellence: targeted towards the optimisation of operating performance. Activities encompass a wide range of applications including the development of new processes, the improvement of existing processes and equipment and the extension of the operating life of major fixed assets; and
- organisational learning: BHP Steel develops and utilises technical alliances to stay abreast of new developments. Research and development activities are responsible for these developments across the group and ensuring that acquired knowledge is shared across the group.

Through its iron and steel making research at Port Kembla, BHP Steel plans to retain collaborative technology links with BHP Billiton's Minerals Processing Laboratory based in Newcastle, Australia.

(d) Information technology

The majority of BHP Steel's information technology services are outsourced to Computer Sciences Corporation. BHP Steel's Information Systems function formulates information technology strategy and architecture, coordinates group-wide policies, security and standards, and manages external consultants and service providers to ensure the delivery of required business outcomes.

BHP Steel utilises extensive web and e-commerce capabilities to communicate with its customers and suppliers. BHP Steel operates a product information web site that is focused on the application of BHP Steel's products and has been developed for the benefit of architects, engineers, manufacturers and other end users. The website is integrated with "BHP Steel Direct", a product information call centre. E-commerce capabilities have been further enhanced following an agreement with US-based NewView Technologies. NewView Technologies (formerly e-Steel) provides software and services to support supply chain interactions. Under the terms of the agreement, NewView Technologies provides BHP Steel with a website that contains customer transaction processing capabilities and presents company and steel industry information. Associated systems enable customers to place orders, review dispatch information, monitor the status of orders and obtain copies of invoices.

BHP Steel currently shares much of its information technology infrastructure with BHP Billiton. There will be arrangements to ensure the secure separation of all infrastructure as part of the Steel Demerger.

(e) Environment

As part of BHP Billiton, BHP Steel has established and implemented environment management systems at operating sites incorporating policies, standards, procedures and monitoring and measurement regimes. BHP Steel currently intends to continue with these environment management systems and aims to have International Standards ISO 14001 (Environmental Management Systems) certification by December 2003. As part of its continued commitment to responsible environmental management, the BHP Steel Board will receive regular management reports on environmental regulatory issues and on actions and expenditures required to support environmental initiatives. This includes those actions required to address reasonable community expectations and amendments to the regulatory regime.

In preparation for the Steel Demerger, an environmental liability assessment was undertaken at BHP Steel sites. The purpose of the assessment was to identify material environmental issues across BHP Steel sites and to assess site management and corrective action plans against any issues identified as material. The issues included those requiring expenditure in the next five years to address current legal requirements, reasonable community expectations, reasonably anticipated future regulatory requirements and the potential for any off-site environmental impacts, as well as the existence of disclosed and discovered circumstances that may result in criminal prosecution under any environmental law.

To achieve the objectives of the assessment, a methodology was developed, and then implemented by an experienced team from BHP Billiton and BHP Steel. This methodology was then verified by independent environmental consultants, Egis Consulting Australia Pty Ltd ("**Egis Consulting**"), to ensure that the assessment process was robust and likely to identify material issues. The assessment methodology classified BHP Steel sites into five levels according to their historical operations and their potential to give rise to material environmental issues. The five categories of sites were major sites (with a history of large-scale manufacturing activity), medium, minor, non-operational sites and those being transferred to BHP Steel from BHP Billiton Transport and Logistics. Depending on the category, an appropriate assessment procedure was developed, involving site visits, interviews with management and questionnaires. Egis Consulting verified that the methodology was followed and that material environmental and health issues can be expected to have been identified by the assessment.

No material environmental issues were identified by the assessment at any of the medium, minor, non-operating or Transport and Logistics sites. No material environmental issues were identified at three of the four major sites, namely Coated Steel Australia's Springhill Works and Western Port Works and New Zealand Steel's Glenbrook steel plant. At the fourth major site, Hot Rolled Products' Port Kembla Steelworks, three material environmental issues were identified. The first related to upgrading the sinter plant to improve stack emission quality, which is already being implemented. Improvements may also be required in relation to the control of off-site discharges of waste waters and contaminated groundwater which may require the introduction of new water treatment facilities in the next three to five years. The third environmental issue relates to the possible future control of hydrogen sulphide emissions from blast furnace slag granulators. However, this requirement cannot be determined until reliable technical measurement of this emission is available. The environmental issue may not be material if the measurement indicates that emissions are below levels that warrant further reduction. Appropriate amounts will be provisioned for these items if the remedial actions are found to be required.

In respect of environmental issues beyond five years, the assessment disclosed a number of environmental issues relating to community expectations and reasonably anticipated future regulatory requirements, such as a possible carbon tax on greenhouse gas emissions. These issues will be addressed through BHP Steel's environmental management standards and resultant action plans and budgets in the future.

(f) Occupational health and safety

BHP Steel believes that it complies in all material respects with the local country and state government occupational health and safety regulations, Acts and other mandatory requirements relevant to the health and safety of employees, contractors and visitors to its operations.

BHP Steel has a goal of zero harm, which sets health and safety targets to continually reduce the risk of harm to employees, contractors and visitors to sites. An occupational health and safety management system is maintained that defines the guiding principles and standards for BHP Steel's occupational health and safety performance. Management is accountable for overall safety performance and is assisted by health, safety and risk experts who advise on relevant technical and regulatory issues.

BHP Steel's facilities are regularly audited to ensure continued legal compliance for the areas in which they operate, as well as for compliance with the safety management system. Health and safety incidents are investigated and corrective actions developed. In addition, there are regular reports to management on the health and safety performance of the organisation.

(g) Legal proceedings

BHP Steel is involved in various claims and law suits incidental to the ordinary course of its business, including claims for damages and commercial disputes relating to its products and services. BHP Steel is not currently party to any material legal proceedings nor is it aware of any likely material legal proceedings that have not already been provided for in the combined financial statements contained in this Scheme Booklet.

4.3.9 BHP Steel Directors, senior management and employees

(a) BHP Steel Directors and corporate governance

Composition of the BHP Steel Board

Graham Kraehe
Chairman
Age 59, BEc

Mr Kraehe will be Chairman of the BHP Steel Board. He has a strong background in manufacturing and was the managing director and chief executive officer of Southcorp Limited from 1994 to February 2001. Mr Kraehe is currently a board member of News Corporation, Brambles Limited and National Australia Bank Limited and was formerly a board member of Email Limited. Previously, he held positions as managing director of Pacifica Limited and WH Wylie Limited (now Monroe) and is a former chairman of NIES, former director of the Business Council of

Australia and former national president of the Metal Trades Industry Association.

Ron McNeilly
Deputy Chairman
Age 58, BCom, MBA, FCPA

Mr McNeilly joined BHP Billiton in 1962 and will be the Deputy Chairman of the BHP Steel Board. Mr McNeilly has over 30 years of experience in the steel industry and previously held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. He is the chairman of Melbourne Business School Limited, a director of Melbourne Storm Football Club Limited, a director of GH Michell & Sons Holdings Pty Limited and a former director of QCT Resources Limited and Tubemakers of Australia Limited. Mr McNeilly is also vice president of the Australia Japan Business Cooperation Committee and a member of the Council on Australia Latin America Relations.

Kirby Adams
Managing Director and Chief Executive Officer
Age 46, BSc (IndustEng), MBA

Mr Adams joined BHP Billiton in 1995 and was appointed Chief Executive Officer of BHP Steel in March 2000. Prior to this, Mr Adams has held positions with BHP Billiton including President BHP Services, Group General Manager and Chief Executive Officer BHP Service Companies, and Corporate General Manager Planning and Development. He is currently a director of the International Iron and Steel Institute and a former president and chief executive officer of Titanium Metals Corporation, the world's largest titanium metals company.

John Crabb
Non-executive director
Age 62

Mr Crabb has over 30 years of experience in the metals industry and was managing director and chief executive officer of Simsmetal Limited from 1988 until 2002. He joined the Simsmetal Group in 1965 and held a variety of line management positions with the group during his career. Mr Crabb is currently a director of MIM Holdings Limited and is chairman of Capral Aluminium Limited. He is a member of the National Executive Committee of the Australian Industry Group. Mr Crabb recently retired as chairman of Australian Refined Alloys Limited.

Diane Grady
Non-executive director
Age 53, BA (Hons), MA (Chinese Studies), MBA

Ms Grady has been a full time non-executive director since 1994. She is currently a director of Woolworths Limited, Wattyl Limited and the Lend Lease US Office Trust. She is also a trustee of The Sydney Opera House, a director of the Australian Institute of Management (New South Wales) and a governor of Ascham School. Previously, Ms Grady was a partner with McKinsey & Co where she spent 15 years consulting to clients in a broad range of industries on strategic and organisational issues.

Kevin McCann
Non-executive director
Age 61, BA LLB (Hons), LLM

Mr McCann is co-chairman of partners, Allens Arthur Robinson (formerly Allen Allen & Hemsley). He was appointed as a partner in 1970, and now specialises in mergers and acquisitions, mineral and resources law and capital markets transactions. Mr McCann is chairman of Healthscope Limited, Origin Energy Limited and the Sydney Harbour Federation Trust. He is a director of Macquarie Bank Limited and other listed companies and has served on the boards of Pioneer International Limited, Ampol Limited and the State Rail Authority of New South Wales. He is also a member of the Takeovers Panel.

Paul Rizzo
Non-executive director
Age 57, BCom, MBA

Mr Rizzo has broad experience in general management, finance and banking as a chief executive officer and director and is currently Dean, Director and Professorial Fellow of the Melbourne Business School. He is a director of NM Rothschild & Sons (Australia) Limited, NM Rothschild Australia Holdings Pty Limited and the Epworth Board of Management. Previously, Mr Rizzo held positions as group managing director – finance & administration of Telstra Corporation Limited, chief general manager – retail banking Commonwealth Bank of Australia, chief executive officer of State Bank of Victoria, and held a range of senior executive positions at ANZ Banking Group Limited. He has also previously served as chairman of Foxtel Management Pty Limited and as a director of IBM Global Services Australia Limited.

Role of the BHP Steel Board

The BHP Steel Board is responsible for overseeing the management and conduct of BHP Steel, and is committed to acting responsibly and ethically to create shareholder value.

Following the Steel Demerger, the BHP Steel Board will adopt a policy, set standards and oversee the development and implementation of systems relating to the corporate governance of BHP Steel. The main functions of the BHP Steel Board will be to:

- approve the budgets, policies and strategic direction of BHP Steel and monitor performance against these;
- appoint, and monitor the performance of, the Managing Director and Chief Executive Officer and the senior management team;
- oversee BHP Steel's risk management strategies and monitor the adequacy of internal controls implemented to identify, report on and manage BHP Steel's financial and business risks;

- approve major investments and monitor the return of those investments against projections;
- approve and oversee the implementation of remuneration and recruitment policies and practices;
- require the adoption and implementation of contemporary standards of ethical behaviour by BHP Steel representatives and in the activities and operations of BHP Steel;
- oversee the timely provision of continuous disclosure information to shareholders and the investment community; and
- promote the reputation of BHP Steel and oversee its commitment to the environment and the health and safety of its employees, contractors, customers and the community.

The BHP Steel Board will regularly review the corporate governance of BHP Steel, including its own performance and the performance of the BHP Steel Board committees and the authorities delegated by it to management.

BHP Steel Board processes

Following the Steel Demerger, the BHP Steel Board will meet regularly. If required, the BHP Steel Board will meet by telephone conference or other agreed means to deal with urgent matters. BHP Steel Directors will receive comprehensive board papers in advance of each meeting.

Resources available to the BHP Steel Board

The BHP Steel Board will have the right to access BHP Steel employees, advisers and records at any time.

BHP Steel Directors will also have access to the advice and counsel of the Chairman and the Company Secretary in relation to their duties and responsibilities. BHP Steel Board committees will have the right to seek independent professional advice at BHP Steel's expense if required.

Committees of the BHP Steel Board

As part of BHP Steel's corporate governance, the BHP Steel Board will, upon the listing of BHP Steel on ASX, establish the following committees:

- audit and risk committee;
- occupational health, safety and environment committee; and
- remuneration committee.

The committees will operate in accordance with terms of references established by the BHP Steel Board.

Review of the membership of the BHP Steel Board and consideration of potential BHP Steel Directors will be undertaken by the full BHP Steel Board.

Audit and risk committee

Following the Steel Demerger, the members of the audit and risk committee will be Mr Paul Rizzo (Chairman), Mr Kevin McCann and Mr Ron McNeilly. BHP Steel's audit and risk committee will develop a charter to be approved by the BHP Steel Board following the Steel Demerger, which sets out the committee's responsibilities. The role of the committee will be to assist the BHP Steel Board in fulfilling its responsibilities in relation to the areas of identification of significant business risks and the monitoring of:

- effective management of financial risk, including BHP Steel's internal audit controls;
- compliance with law and regulations;
- management of financial reporting, including the maintenance of appropriate accounting records, controls and financial systems.

The committee will establish and oversee processes for effective and efficient audit.

The audit and risk committee also will be responsible for reviewing the nomination and performance of a firm of independent external auditors for appointment by the BHP Steel Board. The committee will then regularly review the performance of the external auditors and make the necessary recommendations to the BHP Steel Board.

Occupational health, safety and environment committee

BHP Steel's occupational health, safety and environment committee will develop a charter to be approved by the BHP Steel Board following the Steel Demerger, which sets out the committee's responsibilities. The main items will be:

- benchmarking BHP Steel's health, safety and environmental responsibilities;
- establishing appropriate policies and standards and monitoring occupational health, safety and environmental performance;
- effective management of potential liabilities;
- compliance with laws and regulations;
- acknowledging and working with community expectations and technological changes.

The BHP Steel Board considers these issues to be of paramount importance and proposes to undertake the work of this committee as a full board.

Remuneration committee

Following the Steel Demerger, the members of the Remuneration Committee will be Ms Diane Grady (Chairman), Mr Graham Kraehe and Mr Ron McNeilly. BHP Steel's remuneration committee will develop a charter to be approved by the BHP Steel Board following the Steel Demerger, which sets out the committee's responsibilities. The main items will be:

- recruitment and termination of BHP Steel's senior executives;
- establishment of remuneration and recruitment policies and practices;
- performance monitoring of BHP Steel's employee directors, officers and other key employees;
- succession planning;
- employee incentive plans and other employee benefits;
- superannuation.

The remuneration committee will set remuneration levels competitively to attract the most qualified and experienced senior executives. Where necessary, the committee will seek independent advice on appropriate remuneration packages.

(b) Senior management executives

Michael Barron
Chief Legal Officer and Company Secretary
Age 47, BEc, LLB

Mr Barron joined BHP Steel in 2002. He is responsible for the legal affairs of BHP Steel and for Company Secretarial matters. Prior to joining BHP Steel, Mr Barron held the position of group general counsel of Orica Limited where he was employed for 16 years, holding a variety of legal positions in Australia and overseas. His responsibilities at Orica Limited included membership of the executive team and management of the company secretarial, corporate affairs and internal audit functions.

Cyril Benjamin
President, New Zealand Steel
Age 59, BCom

Mr Benjamin joined BHP Billiton in 1971. He was appointed President, New Zealand Steel in 1999 and is responsible for the performance of the New Zealand Steel businesses. Mr Benjamin previously held positions within the BHP Billiton group including, Manager, Western Port and General Manager Operations within the coated products business.

John Cleary
Retiring President, Coated Products
Age 55, BScTech (Metallurgy)

Mr Cleary will be retiring from BHP Billiton effective 1 July, 2002. Mr Cleary joined BHP Billiton in 1964. He was appointed President, Coated Products in 1999 and is responsible for the overall performance of the coated products businesses. Mr Cleary previously held numerous positions with BHP Billiton including Group General Manager, Coated Steel Australia, Group General Manager Mills and Coating, Assistant General Manager Slab, Plate and Strip Products, and General Manager Operations, New Zealand Steel.

Michael Courtnall
President, Asian Building and Manufacturing Markets
Age 53, BScEng (Metallurgy) (Hons)

Mr Courtnall joined BHP Billiton in 1985. He was appointed President, BHP Steel Asia in 2000 and is responsible for the performance of the Asian steel businesses. Mr Courtnall previously held positions within the BHP Billiton Group including President, Coated Steel Asia and Export, Group General Manager, BHP Steel Americas and General Manager Operations International Division. Prior to joining BHP Billiton, he worked for Fletcher Steel in New Zealand and British Steel Corporation in the United Kingdom. Mr Courtnall sits on the boards of BHP Steel's Asian coating businesses.

Noel Cornish
President, Australian Building and Manufacturing Markets
Age 52, BSc (Metallurgy), MEngSc

Mr Cornish joined BHP Billiton in 1969. He was appointed President, Packaging Products in 2000 and is responsible for all coated products businesses in Australia. Mr Cornish previously held positions within the BHP Billiton group, including Group General Manager, Whyalla Steelworks and President, North Star BHP Steel. Mr Cornish is a member of the Packaging Council of Australia Board and the International Iron and Steel Institute Packaging Committee.

Lee de Vryer
Executive Vice President, Strategy and Business Development
Age 38, BE (Hons), MBA

Mr de Vryer joined BHP Billiton in 1997. He was appointed Strategic Advisory Leader, Strategy and Business Development for BHP Steel in July 2000. Mr de Vryer previously held other strategy and business development positions with BHP Billiton including Global Practice Leader, Corporate Business Development and Manager, Group Strategy, Planning and Business Development. He was formerly employed by The Boston Consulting Group as a manager.

Kathryn Fagg
President, Market and Logistics Solutions
Age 40, BE (Hons - Chemical), MCom (Hons)

Ms Fagg joined BHP Billiton in 2000 as Vice President, Fulfilment and Market Solutions for BHP Steel. She is responsible for the overall marketing and sales capability including Strategic Marketing and the International Marketing Network, Transport and Logistics, Supply Chain Velocity, Information Systems and e-Commerce, and overseeing BHP Steel Lysaght Australia. Ms Fagg previously held a number of senior positions with ANZ Banking Group Limited including managing director, Banking Products, and general manager, Retail Banking, New Zealand. Her previous experience was with McKinsey & Co as an associate, and with Esso Australia Limited as a petroleum engineer. Ms Fagg is a member of the Board of Parks Victoria.

Ian Fraser
Executive Vice President, Human Resources
Age 50, BA (Psych), Grad Dip (OrgBehaviour)

Mr Fraser joined BHP Billiton in 2000 as Vice President, Human Resources for BHP Steel. He is responsible for the group management of human resources and industrial relations.

Mr Fraser previously held the position of general manager Human Resources with Pioneer International Limited. He has extensive experience in both human resources and general management across a number of manufacturing market sectors including the food, building products and chemical industries.

David Goodwin

Executive Vice President, Corporate Affairs

Age 38, LLB, Grad Dip (Commercial Law), MBus (Logistics)

Mr Goodwin joined BHP Billiton in 1994. He was appointed Strategic Advisory Leader, External Affairs for BHP Steel in September 2000 and is responsible for BHP Steel's employee and external stakeholder communication programs, including government, media and community relations. Mr Goodwin previously held various positions with BHP Billiton in legal management, government relations and external affairs management roles and was formerly Vice President, External Affairs for OneSteel prior to its demerger from BHP Billiton.

Lance Hockridge

President, Industrial Markets

Age 47, BCom (Hons)

Mr Hockridge joined BHP Billiton in 1978. He was appointed President, Flat Products in 2000 and is responsible for the overall performance of the Hot Rolled Products businesses, New Zealand Steel and is Chairman of North Star BHP Steel. Mr Hockridge previously held numerous positions in BHP Billiton including Group General Manager BHP Transport, Corporate General Manager International, Group General Manager Human Resources and External Affairs Steel, Group General Manager Rod Bar and Wire, and President Long Products. He is currently a director of internal companies, community organisations and the Australian Industry Group.

Brian Kruger

Chief Financial Officer

Age 40, BEc, ASCPA

Mr Kruger joined BHP Billiton in 1983. He was appointed Chief Financial Officer of BHP Steel in 2001 and is responsible for finance, treasury, taxation, supply, investor relations, investments, audit and insurance. Mr Kruger previously held positions with BHP Billiton including Practice Leader, Corporate Finance and Vice President Finance, North Star BHP Steel.

Col Weatherstone

President, Coated Steel Australia

Age 46, BEng (Mining) (Hons)

Mr Weatherstone joined BHP Billiton in 1977. He was appointed President, Coated Steel Australia in 1999. Mr Weatherstone previously held positions within the BHP Billiton Group, including President, BHP Illawarra Coal, Group Manager Safety & Risk Management, BHP Steel and Group Manager Strategic Planning, BHP Steel.

(c) Employees

As at 31 December 2001, BHP Steel had 12,204 employees. A breakdown of employees by operating division is set out below.

Employees by business reporting segment

	As at 30 June			As at 31 December	
	1999	2000	2001	2000	2001
Hot Rolled Products[1]	5,819	5,377	4,749	5,061	4,506
Coated Products Australia	4,586	4,508	4,392	4,440	4,170
New Zealand Steel	1,321	1,321	1,335	1,313	1,294
Coated Products Asia	1,936	1,788	1,876	1,847	1,774
Logistics and services	438	436	419	418	430
Head office	35	35	30	30	30
Total	**14,135**	**13,465**	**12,801**	**13,109**	**12,204**

[1] *Employees of Hot Rolled Products does not include employees of North Star BHP Steel.*

The majority of BHP Steel's production and maintenance employees are members of various trade unions and are covered by enterprise awards and/or agreements. In Australia, new site level agreements are currently being negotiated for the Hot Rolled Products and Coated Products Australia businesses. It is intended that these agreements will operate until at least March 2004.

The New Zealand Steel agreement was recently renegotiated and provides for the introduction of payments linked to productivity improvement. It will remain in force until 31 May 2003. Within the Coated Products Asia's businesses, enterprise specific agreements are generally renegotiated annually having regard to country specific legislative requirements.

BHP Steel management and administration staff are generally non-unionised and covered by individual employment arrangements that are underpinned by legislative safety net provisions. Under the Business Improvement Incentive Scheme introduced in July 2001, the majority of non-unionised staff will have the opportunity to earn an annual bonus payment subject to personal performance and BHP Steel's performance against business and financial improvement targets.

BHP Steel's Australian operations have generally experienced low levels of industrial disputation. Average lost time for the three years ended 30 June 1998 was 0.33% of available time and for the three years ended 30 June 2001, it was 0.64%. During the first half of 2001, average lost time increased to 2.69% due mainly to disputation over the implementation of major restructuring and outsourcing initiatives at Hot Rolled Products and Coated Products Australia's Packaging Products operation. These initiatives resulted in BHP Steel's Port Kembla-based workforce being reduced by 822 during 2001, with further planned reductions of 188 to be achieved by October 2002. A new award has been made with steel unions (AWU, AMWU and

ETU), detailing an agreed process for implementation of Hot Rolled Products' maintenance outsourcing initiatives without further disputation.

During the second half of 2001, average lost time was 1.19% and reflected disputation over enterprise bargaining negotiations. Disputation arose, in particular, as a result of BHP Steel's refusal to roll over security of employment arrangements previously applying to employees at Hot Rolled Products' and Coated Products Australia's Port Kembla sites and Western Port Works and BHP Steel's insistence on the introduction of continuity of operations arrangements at these locations.

At Port Kembla, the campaign of strike action over these issues ceased in January 2002 when these matters were referred to the NSW Industrial Relations Commission ("**Commission**"). The parties have since agreed to the Commission determining these matters by conciliation as they relate to Port Kembla sites. A decision in these proceedings is expected to be handed down in May 2002.

At Western Port Works, an agreement in principle about these matters has been reached with the AWU. This union represents the majority of award covered employees at that site. Discussions are continuing with the trades unions who represent other award covered employees at Western Port.

In principle agreements have also been reached at Coated Products Australia's CSA service centres and it is anticipated that these agreements will be submitted to the Federal Commission for certification progressively during May 2002. Discussions are continuing at BHP Steel Lysaght Australia's service centres.

No or minimal lost time due to industrial disputation has occurred in BHP Steel's operations in other countries over the same period.

4.4 RISKS ASSOCIATED WITH BHP STEEL

There are a number of risks associated with owning BHP Steel Shares. BHP Billiton Limited Shareholders should carefully consider the following risks, as well as the advantages, disadvantages and risks of the Steel Demerger Proposal set out in Part 2 of this Scheme Booklet and the other information contained in this Scheme Booklet.

4.4.1 BHP Steel's business is largely dependent on international steel prices, which are volatile, difficult to forecast and which have been depressed

Exports accounted for approximately 27% of BHP Steel's revenue in the year ended 30 June 2001. BHP Steel's revenues and earnings are therefore very sensitive to changes in international steel prices. Short-term price movements would typically have an immediate impact on BHP Steel's commodity product range (e.g. slab, hot rolled coil and cold rolled coil). Short-term price movements have a substantially lesser impact on BHP Steel's value-added domestic metallic coated and painted steel product range. These products will be impacted by the longer-term trends in steel prices.

International steel prices have historically been very volatile. For example, in the last five years, European export hot rolled coil FOB prices have sometimes varied by as much as US$140 per tonne in a 12-month period. BHP Steel's production accounts for only a very small part of global steel production and the factors that affect international steel prices, such as economic growth, exchange rate fluctuations, changes in global steel production capacity, changes in the cost of raw materials and trade barriers, are outside of its control.

The historical long-term trend of international steel prices has been downwards, with periods of significant increases above and decreases below this long-term trend. Forecasting the exact timing of increases and decreases in international steel prices, their level and their duration is difficult and often imprecise.

International steel prices have been depressed. For example, the FOB price of European exported hot rolled coil was US$195 per tonne as at February 2002, which is close to the lowest price for this product at any point during the last 15 years.

The recent trade actions in the US and elsewhere, while potentially increasing steel prices in some markets, could have the impact of reducing prices in other markets as steel trade flows are redirected depending on the level of protectionism.

4.4.2 BHP Steel relies on its coking coal supply contract with the BHP Billiton entities that own the Illawarra Collieries

BHP Steel relies on the coking coal supply contract it has with the BHP Billiton entities that own the Illawarra Collieries for 90% of its coking coal requirements for Port Kembla Steelworks (see the summary of coal supply arrangements in Part 8.14.1(f) of this Scheme Booklet). BHP Steel considers the supply under that coking coal contract as essential to its operations due to a lack of low-cost alternative sources of suitable coal. If coal ceases to be supplied to BHP Steel under this contract for any reason, this could be expected to have a material adverse impact on the costs of producing steel at BHP Steel's Port Kembla Steelworks and, hence, on the financial performance of BHP Steel.

4.4.3 The industries in which BHP Steel is involved are highly cyclical

BHP Steel's revenues and earnings are sensitive to the level of activity in the Australian and New Zealand construction, manufacturing and automotive industries. These industries are highly cyclical and sensitive to a number of factors outside of BHP Steel's control, including the general economic conditions in Australia and New Zealand.

BHP Steel is not able to predict the timing, extent and duration of the economic cycles in the markets in which it operates. Because many of BHP Steel's costs are fixed, if a downturn occurs, it may not readily be able to reduce its costs in proportion to the extent of the downturn. Any significant or extended downturn in the Australian and New Zealand construction, manufacturing or automotive industries will negatively affect BHP Steel's revenues, profits and financial condition, as would the permanent closure of manufacturing or automotive operations.

4.4.4 BHP Steel could be adversely affected by changes in the structure of the Australian steel industry

Although BHP Steel is the primary supplier of flat steel products in Australia and New Zealand, it faces increasing competition from imports. Historically, BHP Steel has enjoyed a strong market position relative to imports. However, there can be no assurance that BHP

Steel will be able to maintain this position. Increases in steel imports could result in less demand for steel manufactured in Australia, having a negative impact on BHP Steel's revenues, costs and profits.

In addition, there is a risk that existing customers may discontinue purchases from BHP Steel if they pursue closer ties with offshore flat steel producers or decide themselves to move into the production of flat steel products. Other Australian domestic producers of painted steel products are estimated to have capacity to supply 35,000 to 65,000 tonnes per annum. These producers supply product within the BHP Steel range and should they undertake a major expansion of facilities it may negatively affect BHP Steel.

There are also a number of projects currently being considered by new market entrants that envisage the development of additional flat steel production, coating capacity, or both, in Australia. If any such change in the industry structure were to occur, this could negatively affect BHP Steel's revenues, costs and earnings.

4.4.5 BHP Steel's exports are subject to new tariffs in the US and may be subject to other potential international trade barriers

Approximately 27% of BHP Steel's revenues were derived from export sales in the year ended 30 June 2001. In addition to the risks that ordinarily affect exporting companies, such as fluctuations in exchange rates, there is a risk that BHP Steel's export revenues and earnings could be adversely impacted by measures adopted by the governments of countries to which BHP Steel exports. Measures designed to protect the domestic steel industry of these countries could include, for example, the increase of import duties or tariffs, the imposition of quotas on steel imports or the provision of subsidies to their domestic steel industry.

On 5 March 2002, following recommendations from the US ITC, the President of the US announced the imposition of a 30% tariff (reducing over three years) on imports of slab (in excess of a quota), hot rolled coil and other selected steel products into the US for a period of three years. While approximately 80% of BHP Steel's Australian exports to the US are exempt from this tariff or are included within a tariff-free quota, BHP Steel's exports could be affected by retaliation by other steel-producing nations which, if they introduced similar measures in response to the US action, could limit BHP Steel's ability to compete in those markets. Steel producers may also redirect export sales into BHP Steel's domestic markets. These measures could be in retaliation to the US action and/or to protect other domestic steel industries from steel imports diverted away from the US. In late March 2002, the European Union announced that it would implement provisional measures under the form of tariff-quotas to limit imports of certain steel products as a result of the US President's decision to impose tariffs on these products, including hot rolled coil. These measures could limit BHP Steel's ability to compete in those markets. Further information on these tariff announcements is contained in Part 4.2.2 of this Scheme Booklet.

4.4.6 Industrial disputes between BHP Steel and unions could disrupt BHP Steel's operations

The majority of BHP Steel's production and maintenance employees are members of trade unions. These employees are generally covered by collective bargaining agreements, which periodically come up for renegotiation and renewal. In the recent past, BHP Steel has experienced industrial disputes at its Australian operations, particularly as a result of the outsourcing of some of its functions. BHP Steel will continue to restructure operations and pursue other workplace change initiatives designed to improve the performance of its businesses. Disputes with trade unions regarding these initiatives, and other business improvement initiatives, could lead to strikes or other forms of industrial action (e.g. bans and limitations) that could disrupt BHP Steel's operations, raise costs and reduce BHP Steel's revenues and profits. The outcome of these disputes could also limit BHP Steel's ability to implement these initiatives, resulting in a loss of relative global competitiveness.

4.4.7 BHP Steel's actual results may be worse than those contained in forecast financial information included in this Scheme Booklet

Included in this Scheme Booklet are the forecast financial performance and cash flow statements for the years ending 30 June 2002 and 30 June 2003. These forecasts have been prepared based upon an assessment of present economic and operating conditions and on a large number of assumptions regarding future events and actions. These assumptions are subject to a variety of significant business, economic and competitive uncertainties, many of which are outside the control of BHP Steel. The results are particularly sensitive to hot rolled coil prices and if the actual hot rolled coil prices in a period are materially lower than the forecast prices, this could cause the actual results to be worse than those contained in the forecast financial information. The forecast, including the extent of its sensitivity to hot rolled coil prices, is contained in Part 5.7 of this Scheme Booklet. Inclusion of the forecast financial information in this Scheme Booklet should not be regarded as a representation by any person that the results contained in the forecast financial information will be achieved.

4.4.8 The historical financial information included in this Scheme Booklet may not reflect BHP Steel's actual results, had it been a separate company

The historical financial information regarding BHP Steel that is included in this Scheme Booklet has been prepared by combining the results of operations, financial position and cash flows of each of the legal entities that have formed part of BHP Steel's operations in each of the historical periods. The combined amounts may not reflect BHP Steel's results of operations, financial position and cash flows had it been an independent company during the periods presented. This is because:

- BHP Steel did not in fact operate as an autonomous group during the historical periods;
- the historical financial information reflects the capital structure of BHP Steel following the capitalisation of certain inter-company loans from BHP Billiton under the terms of the Implementation Deed. It does not purport to represent what the capital structure of BHP Steel would have been had it operated as an independent company;
- BHP Steel's financial statements reflect allocations, primarily with respect to corporate and other expenses, for services provided to BHP Steel by BHP Billiton. These allocations are based upon estimates and assumptions made by BHP Steel and

BHP Billiton, and may not necessarily reflect the costs BHP Steel would have incurred for similar services as an independent company;

- the information may not reflect strategies or operations that BHP Steel would have followed or undertaken if it had operated as an independent steel company instead of being part of a diversified natural resources company;
- the terms of contracts between BHP Steel and its suppliers, customers and financiers, including BHP Billiton and OneSteel when it was wholly owned by BHP Billiton, may have been different if BHP Steel had been an independent company; and
- BHP Steel would have been exposed to different financial and business risks if it had been an independent company rather than a part of BHP Billiton. The effect of these different risks on BHP Steel's results may not be reflected in BHP Steel's historical financial statements.

4.4.9 BHP Steel's business is dependent on some key customer relationships

Globally, BHP Steel relies on a number of key customer relationships. For example, Steelscape and California Steel Industries in the US, Dongkuk Steel in South Korea and Smorgon Steel and OneSteel in Australia. The loss or impairment of significant relationships such as these could have a material adverse effect on BHP Steel's revenues and profitability.

4.4.10 BHP Steel's business is subject to extensive environmental regulation

BHP Steel's operations are subject to extensive environmental laws and regulations. Pursuant to an environmental indemnity for the benefit of BHP Billiton, BHP Steel will be responsible for past and future environmental liabilities relating to the BHP Steel businesses or operations, including environmental liabilities that are presently unforeseen or unquantifiable. This may require BHP Steel to carry out remedial work or install additional equipment at a substantial cost. It could also restrict the ability of BHP Steel to conduct its business economically or restrict some activities altogether. Environmental liabilities, if incurred, could be very large and could have a significant adverse impact on BHP Steel's operations and financial position. Further details regarding BHP Steel's environmental indemnity are contained in Part 8.14.1 of this Scheme Booklet.

4.4.11 BHP Steel is exposed to the effects of exchange rate fluctuations in the US dollar/Australian dollar exchange rate

BHP Steel's assets, earnings and cash flows are influenced by movements in exchange rates of other currencies against the Australian dollar, particularly movements in the US dollar. A material proportion of BHP Steel's revenues, and many of BHP Steel's costs, including the purchase of coal, iron ore and coating metals, various operating materials and capital equipment, are denominated in US dollars. During most periods, BHP Steel's US dollar denominated revenues exceed its US dollar denominated costs. Because BHP Steel's financial statements are in Australian dollars, an increase in the value of the Australian dollar relative to the US dollar could be expected to have an adverse effect on BHP Steel's profitability and financial position. .

In addition, as imports of flat steel products into Australia are typically denominated in US dollars, BHP Steel's competitive position in Australia may be adversely affected by an increase in the value of the Australian dollar relative to the US dollar.

4.4.12 BHP Steel will need to develop a new brand to replace the "BHP" name

Under the terms of a licence agreement with BHP Billiton, BHP Steel will have a licence to use the "BHP" trademark and acronym in its company, business and domain names until 30 June 2004, unless terminated earlier. Within that period, BHP Steel will be required to develop a new brand to replace the BHP name and brand. BHP Steel has enjoyed in the past, and is likely in the period following the Steel Demerger to continue to enjoy, benefits from the use of the "BHP" brand. BHP Steel will lose the benefit of the use of the "BHP" name and brand and any goodwill associated with that name and brand when it is no longer able to use "BHP" as part of its name or brand. The development of a new brand identity is expected to be a significant expense for BHP Steel.

4.4.13 BHP Steel would be significantly affected by a major operational failure at its Port Kembla Steelworks

The production of iron and steel products involves a number of inherent risks relating to the nature of the steelmaking process. BHP Steel's reliance on its Port Kembla facility, which accounts for approximately 85% of BHP Steel's production of flat steel, means that BHP Steel could be significantly affected by a major operational failure at that facility. Should a significant facility or process failure occur at Port Kembla Steelworks, BHP Steel may be required to suspend production at the facility for repairs. This could also lead to a shutdown at some or many of its downstream operations until the Port Kembla facility is again operational. If such a shutdown is not covered by BHP Steel's insurance arrangements, it could reduce BHP Steel's revenues, increase its costs and require it to make significant additional capital expenditures.

4.4.14 BHP Steel faces potential liability for defective products

Due to the nature of its operations, it is possible that claims against BHP Steel could arise from defects in material or products manufactured and/or supplied by BHP Steel. Purchasers and third parties could make claims against BHP Steel based on BHP Steel's delivery of defective materials or products, or for damage or loss arising from the use of these defective material or products. If any claims of this type are determined against BHP Steel and BHP Steel's existing insurance arrangements do not cover the liability, it could have an adverse effect on the financial performance of BHP Steel.

4.4.15 BHP Steel has a reduced level of control over some of its activities since they are operated through joint ventures

Some of BHP Steel's activities in Asia and the US are conducted through joint ventures. The governing documents for some of these entities provide that key matters and decisions require the agreement of BHP Steel's joint venture partners. BHP Steel may be unable to reach agreement with its joint venture partners concerning these matters and these disagreements may affect the ability of a joint venture to function properly. In some cases, BHP Steel's arrangements with its joint venture partners may require BHP Steel to make an additional investment in the venture or provide additional financing. Various provisions contained within the governing documents for some of these entities restrict BHP Steel's ability to sell or transfer its interests.

PART 5 FINANCIAL INFORMATION ON BHP STEEL

5.1 PRO FORMA HISTORICAL FINANCIAL INFORMATION

5.2 MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

5.3 PRO FORMA STATEMENT OF FINANCIAL POSITION

5.4 LIQUIDITY AND CAPITAL RESOURCES

5.5 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK SENSITIVE INSTRUMENTS

5.6 DIVIDENDS

5.7 FORECAST FINANCIAL INFORMATION

S5.1 PRO FORMA HISTORICAL FINANCIAL INFORMATION

5.1.1 Basis of preparation and presentation

The pro forma historical financial information is derived from pro forma combined historical financial information and the pro forma combined financial statements included as an appendix to the Investigating Accountant's Report in Annexure A of this Scheme Booklet.

The pro forma combined financial statements include BHP Steel Limited and its existing controlled entities, together with the entities for whom control is proposed to be transferred to BHP Steel as contemplated by the Implementation Deed and Demerger Deed. The transfer of control of certain entities will not occur until, amongst other things, the Steel Demerger is approved by BHP Billiton Limited Shareholders. The pro forma combined financial statements for the years ended 30 June 1999, 2000 and 2001 and for the six months ended 31 December 2001 have been subject to review by the Investigating Accountant, Arthur Andersen. The pro forma historical financial information set out below should be read in conjunction with the pro forma combined financial statements and the accompanying notes included as an appendix to the Investigating Accountant's Report. Further details on the basis of preparation are set out in note 1 to the pro forma combined financial statements.

The pro forma historical financial information provided for BHP Steel includes:

- pro forma statements of financial performance for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 set out below;
- pro forma results of operations for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 under "Management discussion and analysis of the financial condition and results of operations" in Part 5.2 of this Scheme Booklet;
- pro forma statement of financial position as at 31 December 2001 in Part 5.3 of this Scheme Booklet; and
- pro forma statements of cash flows for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 under "Liquidity and capital resources" in Part 5.4 of this Scheme Booklet.

The pro forma statements of financial performance have been provided only to EBIT and the pro forma statements of cash flows only to net operating and investing cash flows before borrowing costs and income tax. The assets and entities that comprise BHP Steel were previously part of BHP Billiton and operated under different corporate structures with different gearing, treasury, and tax profiles. Accordingly, reporting borrowing costs, income tax and net financing cash flows are not considered to be meaningful or appropriate and this information has not been included in the pro forma historical financial information.

5.1.2 Pro forma statements of financial performance

Table 5.1.2 below sets out the pro forma statements of financial performance for BHP Steel for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

5.1.3 Normalisation adjustments

Table 5.1.3 on the following page sets out a reconciliation between EBIT in the pro forma combined financial statements and profit from ordinary activities before borrowing costs and income tax expense (before normalisation adjustments) for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001. It also sets out a reconciliation between revenue in the pro forma combined financial statements and revenue from ordinary activities (before normalisation adjustments). Normalisation adjustments are made to the historical financial information to adjust for discontinued activities, to exclude the impact of certain

Table 5.1.2: Pro forma statements of financial performance

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Revenue (1)	4,849	4,898	4,941	2,463	2,299
EBITDA (2)	525	711	568	378	221
Depreciation and amortisation (3)	268	266	263	130	126
EBIT (4)	257	445	305	248	95

(1) Revenue means revenue from ordinary activities, including sales revenue and other revenue, excluding interest income and after the normalisation adjustments set out on the following page.

(2) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out on the following page. BHP Billiton believes EBITDA provides useful information because it enables a meaningful analysis of BHP Steel's underlying financial performance. EBITDA in this document may not be comparable to similarly titled measures reported by other entities.

(3) Depreciation and amortisation is after the normalisation adjustments set out on the following page.

(4) EBIT means profit from ordinary activities before borrowing costs and income tax expense excluding interest income and after the normalisation adjustments set out on the following page. BHP Billiton believes EBIT provides useful information because it enables a meaningful analysis of BHP Steel's underlying financial performance. EBIT in this document may not be comparable to similarly titled measures reported by other entities.

Table 5.1.3: Normalisation adjustments

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Revenue from ordinary activities (before normalisation adjustments)	5,226	5,890	4,937	2,460	2,341
Foreign exchange and commodity hedging (1)	39	37	29	7	11
Discontinued activities (2)	(383)	(1,010)	2	9	(41)
Interest income (3)	(33)	(19)	(27)	(13)	(12)
Revenue	**4,849**	**4,898**	**4,941**	**2,463**	**2,299**
Profit from ordinary activities before borrowing costs and income tax expense (before normalisation adjustments)	81	178	259	258	92
Foreign exchange and commodity hedging (1)	59	37	29	7	11
Discontinued activities (2)	7	207	-	-	(31)
Asset write-downs (4)	165	38	-	-	10
Restructuring provisions (5)	-	-	19	-	22
Workers compensation provisions (6)	-	-	27	-	-
Interest income (3)	(33)	(19)	(27)	(13)	(12)
Foreign exchange gains and losses (7)	-	23	(11)	(7)	(3)
Partial superannuation holiday (8)	(31)	(23)	-	-	-
Net corporate allocations (9)	9	4	9	3	6
EBIT	**257**	**445**	**305**	**248**	**95**
Depreciation and amortisation (before normalisation adjustments)	336	311	263	130	126
Discontinued activities and asset write-downs (4)	(68)	(45)	-	-	-
Depreciation and amortisation	268	266	263	130	126
EBITDA	**525**	**711**	**568**	**378**	**221**

(1) Hedging losses represent the expiry of foreign exchange and commodity price positions entered into during and prior to 1999. In 1999, BHP Steel ceased active hedging of its foreign exchange and commodity price exposures.

(2) Discontinued activities include the sale in 2000 by BHP Steel of its US coated and building products businesses. The proceeds from sale of $447 million, loss on sale of $227 million and the results of operations in 1999 and 2000 are treated as normalisation adjustments. The 1999 and 2000 EBIT adjustments also include $10 million and $12 million respectively in relation to product warranty provisions for discontinued operations. During the six months ended 31 December 2001, BHP Steel sold its strapping business. The proceeds from sale of $41 million and the profit on sale of $31 million are treated as normalisation adjustments. The results of operations for the strapping business are not considered material and have not been normalised.

(3) Interest income which is credited in arriving at profit from ordinary activities before borrowing costs and income tax expense is excluded from EBITDA and EBIT as defined for the purpose of this Scheme Booklet.

(4) Asset write-downs arose from regular reviews of the recoverability of the carrying value of assets. The write-downs in 1999 included a write-down of New Zealand Steel's production assets of $121 million. Other charges in 1999 and 2000 included the write-down of development expenditure and assets relating to thin strip casting.

(5) Restructuring provisions represent restructuring costs for outsourced operations. Due to their size and nature, these restructuring costs are considered distinct from other restructuring costs incurred during the periods presented.

(6) Workers compensation provisions relate to a one-off charge for self-insured risks.

(7) Foreign exchange losses relate to exchange losses on a New Zealand dollar denominated deposit. These losses are excluded from EBITDA and EBIT as defined for the purpose of this Scheme Booklet.

(8) Partial superannuation holiday represents a deduction of charges that would have been paid in 1999 and 2000 had BHP Steel not reduced contributions to its Australian defined benefit superannuation plan. The reduced contributions were to take advantage of a superannuation surplus on that plan identified during an actuarial review in 1999.

(9) Net corporate allocations represent the difference between the management charges allocated by BHP Billiton over the periods presented and the estimated costs for BHP Steel as an independent company. It is anticipated that $15 million of corporate costs will be incurred by BHP Steel in 2003 to operate as an independent company.

non-recurring items and to reflect the costs of operating as an independent company. BHP Billiton believes normalisation adjustments enable a meaningful analysis of BHP Steel's underlying financial performance. Many of these normalisation adjustments would not be permitted under US GAAP (see "Significant differences between Australian GAAP and US GAAP" set out as Annexure C to this Scheme Booklet).

5.2 MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

5.2.1 General factors affecting operating results of BHP Steel

BHP Steel is involved in the manufacture and distribution of flat steel products, including slab, plate, tinplate and blackplate, hot and cold rolled coil, metallic coated, painted and roll-formed steel products. BHP Steel is the major producer of flat steel products in Australia and New Zealand and continues to build on its established presence in Asia. It is a major exporter with significant sales to customers in the US, Asia, Europe, the Middle East, Africa and the Pacific. It also has a 50% interest in North Star BHP Steel, a steel mini-mill in the US.

BHP Steel provides its products, solutions and services to customers in the building and construction, automotive and transport, manufacturing and packaging industries. Its steel products are sold both directly to end-use customers and through independent distributors. In export markets, BHP Steel has developed long-standing supplier relationships with a core group of customers through its network of international sales offices.

Although BHP Steel's business is characterised by a diverse product range and high domestic market shares in Australia and New Zealand, it remains subject to both domestic and international macroeconomic factors and competition from other companies.

BHP Steel's domestic and export sales volume and revenue for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 are set out in Table 5.2.1(a) below. Australia is BHP Steel's largest domestic market. BHP Steel's other domestic markets include New Zealand, Thailand, Malaysia and Indonesia. The two key economic factors impacting BHP Steel's domestic business in Australia are the level of building and construction activity and the performance of the manufacturing sector.

BHP Steel's building and construction exposure is primarily through the provision of plate, hot rolled coil, painted and roll-formed steel products and accessories to the sector. The latest residential construction growth cycle commenced in calendar year 1996 and peaked in calendar year 2000 after surging prior to the introduction of the GST in Australia. It then declined sharply until the middle of 2001. Since then, residential construction activity has grown slightly. There was an overall steady increase in engineering construction activity in Australia from calendar year 1997 to 1999. Engineering construction activity was particularly high due to construction activity associated with the Sydney Olympic Games in September 2000. Activity fell sharply until March 2001 and has since recovered slightly.

BHP Steel's exposure to the domestic manufacturing industry in Australia is through its supply of plate, tinplate and metallic coated steel products to this sector. These products are mainly

Table 5.2.1 (a): Pro forma sales volumes and revenues

	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume(1) (thousands of tonnes)					
Domestic(2)	2,981	2,956	2,853	1,488	1,499
Export	2,685	2,554	2,720	1,217	951
Total	**5,666**	**5,510**	**5,573**	**2,705**	**2,450**
Revenue(1) ($ millions)					
Domestic(2)	3,007	3,049	3,141	1,573	1,675
Export	1,345	1,332	1,355	658	459
Corporate and Group(3)	497	517	445	232	165
Total	**4,849**	**4,898**	**4,941**	**2,463**	**2,299**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after this and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet. Sales volumes and revenues do not include North Star BHP Steel.

(2) Domestic sales volumes and revenues represent the combined external sales of all BHP Steel businesses into their respective domestic markets.

(3) Corporate and Group revenue relates primarily to external transport and logistics sales and trading activity by the export trading offices. The trading activity totalled $330 million, $362 million and $253 million in 1999, 2000 and 2001, respectively, and $121 million and $77 million in the six months ended 31 December 2000 and 2001 respectively.

used by manufacturers of packaging, whitegoods and other equipment. Australian manufacturing activity has grown at a low but steady rate over recent years, growing at a compound annual rate of approximately 2.5% over the five year period between calendar year 1996 and 2001.

The market conditions in the global steel industry are currently depressed. Current market conditions are characterised by production overcapacity, historically low prices and consolidation of key suppliers (e.g. iron ore) and customers (e.g. the automotive sector). The historically low steel prices have had a significant impact on the prices BHP Steel has received for its export sales and, to a lesser extent, its domestic sales as BHP Steel faces competition from imports in its domestic markets.

Over the last three years, export revenue has accounted on average for 27% of BHP Steel's total revenue. Slab and hot rolled coil are BHP Steel's highest volume export products. Movement in international steel prices, particularly for hot rolled coil, have the potential to materially impact the results of BHP Steel. Short-term hot rolled coil price movements would typically have an immediate and direct impact on BHP Steel's commodity product range (e.g. cold rolled coil, plate and slab) and a lesser indirect impact on BHP Steel's export value-added product range (e.g. metallic coated and painted products), as well as Australian domestic pipe and tube products, due to the existence of other market factors. In the year ended 30 June 2001, total sales of the commodity product range and pipe and tube products into the domestic and export markets represented approximately 27% of total revenue. Exported metallic coated and painted products represented approximately 14% of total revenue. Short-term price movements have a substantially lesser impact on BHP Steel's value-added product range sold in domestic markets. However, these products are impacted by the long-term underlying trends in international steel prices.

International steel prices are volatile as demonstrated by the movements in the European FOB exported hot rolled coil price set out in Figure 5.2.1(a). The average prices received by BHP Steel for export sales reflect a similar trend to the European exported hot rolled coil prices. However, BHP Steel tends to receive slightly lower average prices due to the mix of geographic markets into which its steel products are exported.

Figure 5.2.1(a): European export FOB price for hot rolled coil, US$ per tonne – July 1998 to December 2001



350
300
250
200
150
Jul 98
Sep 98
Dec 98
Mar 99
Jun 99
Sep 99
Dec 99
Mar 00
Jun 00
Sep 00
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01

Source: CRU Group

On 5 March 2002, following recommendations from the US ITC, the President of the US announced the imposition of a 30% tariff (reducing over three years) on imports of slab (in excess of a quota), hot rolled coil and other selected steel products into the US for a period of three years. Whilst an estimated 85% of BHP Steel's export volumes to the US are exempt from the US tariffs or are included within a tariff free quota, BHP Steel could be affected by retaliation from other steel producing nations which, if they introduced similar measures in response to the US action, could limit BHP Steel's ability to compete in those markets. Steel producers may also redirect export sales into BHP Steel's domestic markets. In late March 2002, the EU announced that it would implement provisional measures under the form of tariff-quotas to limit imports of certain steel products as a result of the US President's decision to impose import tariffs on these products, including hot rolled coil. Further information on those tariff announcements is provided in Part 4.2.2(a) of this Scheme Booklet.

International steel prices are usually quoted in US dollars. Consequently, through its export sales, BHP Steel's results are impacted by the Australian dollar/US dollar exchange rate. An appreciation of the Australian dollar relative to the US dollar would be expected to have an adverse effect on BHP Steel's results. BHP Steel's results are also impacted, but to a lesser extent, by changes in the exchange rate of the Australian dollar against the New Zealand dollar and Asian currencies through BHP Steel's operations in New Zealand and Asia. Changes in the Australian dollar exchange rate against other currencies

Table 5.2.1(b): Exchange rates

	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
AUD/USD (1)	0.6276	0.6292	0.5380	0.5537	0.5132
Year-on-year change		0.3%	(14.5%)		(7.3%)
AUD/NZD (1)	1.1809	1.2428	1.2588	1.2928	1.2187
Year-on-year change		5.2%	1.3%		(5.7%)

(1) Exchange rates are presented on the basis of the average rate realised by BHP Steel in each period.

also impact import competition and hence BHP Steel's Australian domestic sales. The average exchange rate of the Australian dollar against the US dollar and the New Zealand dollar for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 are set out in Table 5.2.1(b) on the previous page.

A significant percentage of BHP Steel's costs are also impacted by the Australian dollar/US dollar exchange rate, providing BHP Steel a partial natural hedge to any foreign currency fluctuations. The two most significant raw materials used in BHP Steel's steelmaking process are iron ore and coking coal, the prices for which are typically denominated in US dollars. In 2001, iron ore and coking coal accounted for approximately 15% of BHP Steel's total cash operating costs. Iron ore and coking coal prices for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 are set out in Table 5.2.1(c) below.

Employee costs were the largest single cost component in 2001 and accounted for approximately 22% of BHP Steel's total cash operating costs. Other major cash operating cost component categories and their respective share of total cash operating costs in 2001 included raw materials other than coal and iron ore (14%), consumables (8%), freight (8%), utilities (5%) and services and other expenses. BHP Steel has an ongoing programme of business improvement initiatives aimed at reducing costs. Labour restructuring has been a key element of these initiatives and has resulted in significant reductions in employee numbers. Restructuring costs associated with labour rationalisations have amounted to approximately $95 million over the three and a half-year period ended 31 December 2001. Of this total, $41 million related to outsourcing initiatives which have been treated as normalisation adjustments, the remainder being considered within normal operating conditions in a competitive industry. Despite their adverse initial cost impacts, these business improvement initiatives are expected to have significant long-term cost benefits for the business.

Employee numbers for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001 are set out in Table 5.2.1(d) below.

5.2.2 Pro forma combined results of operations

Table 5.2.2 on the following page sets out BHP Steel's pro forma combined results of operations for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Six months ended 31 December 2001 compared to the six months ended 31 December 2000

Revenue: BHP Steel's revenue of $2,299 million for the six months ended 31 December 2001 represented a $164 million, or 7%, decrease compared to the revenue for the six months ended 31 December 2000 of $2,463 million. This reflected lower international steel prices and lower export volumes, partially offset by higher domestic volumes resulting from an increase in demand compared with the previous corresponding period where there had been a downturn following the Sydney Olympics and the introduction of GST.

EBITDA: BHP Steel's EBITDA of $221 million for the six months ended 31 December 2001 represented a $157 million, or 42%, decrease compared to EBITDA of $378 million for the six months ended 31 December 2000. This was primarily due to lower sales revenue and the cost impact of lower production volumes as a result of industrial disputes and blast furnace operational issues at Hot Rolled Products and planned maintenance shutdowns at Coated Products Australia.

Table 5.2.1(c): Cost of raw materials

US$ per tonne, FOB	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Iron ore [1, 2]	35.27	34.68	34.34	34.34	35.02
Year-on-year change		(1.7%)	(1.0%)		2.0%
Coking coal [1, 3]	47.47	38.46	36.75	36.75	39.55
Year-on-year change		(19.0%)	(4.4%)		7.6%

(1) Iron ore and coking coal are presented on the basis of the average prices paid by Hot Rolled Products in each period.

(2) Iron ore prices reflect a combination of iron ore fines, lump and pellets.

(3) Coking coal reflects the price paid per wet tonne.

Table 5.2.1(d): Employee numbers

	As at 30 June			As at 31 December	
	1999	2000	2001	2000	2001
Employee numbers [1]	14,135	13,465	12,801	13,109	12,204
Year-on-year change		(670)	(664)		(905)

(1) Employee numbers represent full time equivalents for each period.

Table 5.2.2: Pro forma combined results of BHP Steel

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume [1] (thousands of tonnes)					
Domestic [2]	2,981	2,956	2,853	1,488	1,499
Export	2,685	2,554	2,720	1,217	951
Total	**5,666**	**5,510**	**5,573**	**2,705**	**2,450**
Revenue [1]					
Domestic [2]	3,007	3,049	3,141	1,573	1,675
Export	1,345	1,332	1,355	658	459
Corporate and Group [3]	497	517	445	232	165
Total	**4,849**	**4,898**	**4,941**	**2,463**	**2,299**
Share of net profit/loss of associates and joint ventures [4]	(38)	21	(26)	(6)	(14)
EBITDA [5]	**525**	**711**	**568**	**378**	**221**
Depreciation and amortisation [6]	268	266	263	130	126
EBIT [7]	**257**	**445**	**305**	**248**	**95**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after these and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet. Sales volumes and revenues do not include North Star BHP Steel.

(2) Domestic sales volumes and revenues represent the combined sales of all BHP Steel businesses into their respective domestic markets.

(3) Corporate and Group revenue relates primarily to external transport and logistics sales and trading activity by the export trading offices.

(4) Share of net profit/(loss) of associates and joint ventures relates to BHP Steel's investment in North Star BHP Steel accounted for under the equity method.

(5) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(6) Depreciation and amortisation are after normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(7) EBIT means profit from ordinary activities before borrowing costs and income tax expenses excluding interest income and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

EBIT: BHP Steel's EBIT of $95 million for the six months ended 31 December 2001 represented a $153 million, or 62%, decrease compared to EBIT of $248 million for the six months ended 31 December 2000. This was primarily due to the decrease in EBITDA, with depreciation and amortisation remaining relatively constant.

Year ended 30 June 2001 compared to the year ended 30 June 2000

Revenue: BHP Steel's 2001 revenue of $4,941 million represented a $43 million, or 1%, increase compared to the 2000 revenue of $4,898 million. This reflected higher export revenue associated with higher export volumes, a substantial depreciation of the Australian dollar relative to the US dollar, a buoyant agricultural sector in New Zealand and continued recovery in Asian markets. These factors were offset by a deterioration in international steel prices, a slowdown in building and construction activity in Australia after the Sydney Olympics and the introduction of the GST and lower exports from New Zealand.

EBITDA: BHP Steel's 2001 EBITDA of $568 million represented a $143 million, or 20%, decrease compared to the 2000 EBITDA of $711 million. The increase in revenue was more than offset by lower US domestic prices impacting North Star BHP Steel results, the reduction in demand for higher margin Australian coated and building products and the adverse impact of a depreciation in the Australian dollar on US dollar denominated iron ore and coking coal costs. This was partially offset by continued improvement in operating efficiencies at the Asian coating lines.

EBIT: BHP Steel's 2001 EBIT of $305 million represented a $140 million, or a 31%, decrease compared to 2000 EBIT of $445 million. This was primarily due to a decrease in EBITDA, with depreciation and amortisation remaining relatively constant.

Year ended 30 June 2000 compared to the year ended 30 June 1999

Revenue: BHP Steel's 2000 revenue of $4,898 million represented a $49 million, or 1%, increase compared to the 1999 revenue of $4,849 million. This reflected higher sales of Australian domestic coated products, together with an increase in international steel prices during 2000. These increases were partially offset by a reduction in overall volumes.

EBITDA: BHP Steel's 2000 EBITDA of $711 million represented a $186 million, or 35%, increase compared to the 1999 EBITDA of $525 million. The increase in EBITDA was attributable to higher revenue, higher US domestic prices impacting North Star BHP Steel results, significantly lower coal and iron ore costs and improved operating efficiencies from increased production through the Asian coating lines. This was partially offset by increased business restructuring and rationalisation costs for Hot Rolled Products during 2000.

EBIT: BHP Steel's 2000 EBIT of $445 million represented a $188 million, or a 73%, increase compared to a 1999 EBIT of $257 million. This was primarily due to the increase in EBITDA, with depreciation and amortisation remaining relatively constant.

5.2.3 Pro forma results from operations by segment

BHP Steel has four business reporting segments: Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia. In addition, corporate overhead costs and some group services, such as transport and logistics and the export trading offices, are reported separately as Corporate and Group.

A substantial amount of the crude steel product at Hot Rolled Products is sold to Coated Products Australia for further processing into higher value-added products. Transfer prices applied to internal feed for domestic sales between businesses are set annually based on an import parity formula incorporating actual and forecast international steel prices and exchange rates. Transfer prices applied to internal feed for export sales are set quarterly based on forecast international steel prices and exchange rates.

Table 5.2.3 below sets out BHP Steel's pro forma results of operations by financial reporting segment for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Table 5.2.3: Pro forma results of operations by segment

$ millions	**Year ended 30 June**			**Six months ended 31 December**	
	1999	**2000**	**2001**	**2000**	**2001**
Revenue (1)					
Hot Rolled Products	2,101	2,064	2,221	1,104	1,067
Coated Products Australia	2,484	2,572	2,436	1,260	1,194
New Zealand Steel	461	466	471	217	239
Coated Products Asia	420	450	556	283	266
Corporate and Group (2)	497	517	445	232	165
Inter-segment (3)	(1,114)	(1,171)	(1,188)	(633)	(632)
Total	**4,849**	**4,898**	**4,941**	**2,463**	**2,299**
Share of net profit/(loss) of associates and joint ventures (4)	(38)	21	(26)	(6)	(14)
EBITDA (5)					
Hot Rolled Products (4)	233	341	249	206	118
Coated Products Australia	234	282	196	122	78
New Zealand Steel	71	78	76	41	28
Coated Products Asia	19	37	81	39	48
Corporate and Group	(33)	(35)	(51)	(30)	(30)
Inter-segment (6)	1	8	17	-	(21)
Total	**525**	**711**	**568**	**378**	**221**

(1) Revenues are after normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Corporate and Group revenue relates primarily to external transport and logistics sales and external trading activity by the export trading offices.

(3) Inter-segment revenue is an elimination entry to adjust for the impact of internal sales.

(4) Share of net profit/(loss) of associates and joint ventures relates to BHP Steel's investment in North Star BHP Steel. This is included in the EBITDA for Hot Rolled Products.

(5) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet..

(6) Inter-segment EBITDA is an elimination entry to remove the impact of profit-in-stock associated with internal sales.

5.2.4 Pro forma results of operations for Hot Rolled Products

Table 5.2.4 below sets out the pro forma results of operations for the Hot Rolled Products reporting segment for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Six months ended 31 December 2001 compared to the six months ended 31 December 2000

Revenue: Hot Rolled Products' revenue of $1,067 million for the six months ended 31 December 2001 represented a $37 million, or 3%, decrease compared to the revenue for the six months ended 31 December 2000 of $1,104 million. This was primarily due to lower international steel prices and export sales volumes due to industrial disputes and blast furnace operational issues. This was largely offset by an increase in domestic and internal prices which was associated with stronger domestic demand for plate and a greater proportion of higher value product sales to Coated Steel Australia.

EBITDA: Hot Rolled Products' EBITDA of $118 million for the six months ended 31 December 2001 represented an $88 million, or 43%, decrease compared to EBITDA of $206 million for the six months ended 31 December 2000. EBITDA margins contracted primarily as a result of lower international steel prices, increased losses from BHP Steel's investment in North Star BHP Steel, and the adverse unit cost impact of lower volumes resulting from industrial disputes and blast furnace operational issues. This was partially offset by an increase in domestic and internal average prices.

Year ended 30 June 2001 compared to the year ended 30 June 2000

Revenue: Hot Rolled Products' 2001 revenue of $2,221 million, represented a $157 million, or 8%, increase compared to 2000 revenue of $2,064 million. The increase in revenue was primarily attributable to an improvement in export revenue following depreciation in the Australian dollar, an increase in transfer prices to Coated Products Australia and increased export volumes. Export volumes increased as a result of an increase in production following a planned ramp-down in production during 2000. This was partially offset by deterioration in international steel prices, and a decrease in internal and domestic sales volumes. Internal sales volumes to Coated Products Australia decreased as a consequence of a slowdown in building and construction activity following the Sydney Olympics and introduction of the GST. A decrease in domestic sales volumes was attributable to a softening in demand from Australian pipe and tube customers due to increased competition from imports and other materials. This was partially offset by an increase in plate sales.

Table 5.2.4: Pro forma results of operations for Hot Rolled Products

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume (thousands of tonnes) [1]					
Domestic [2]	853	813	762	399	400
Export	1,633	1,297	1,604	681	504
Internal [3]	2,340	2,565	2,404	1,262	1,262
Total	**4,826**	**4,675**	**4,770**	**2,342**	**2,166**
Revenue [1]					
Domestic [2]	592	536	596	283	288
Export	539	518	617	283	184
Internal [3]	970	1,010	1,008	538	595
Total	**2,101**	**2,064**	**2,221**	**1,104**	**1,067**
Share of net profit/(loss) of associates and joint ventures [4]	(38)	21	(26)	(6)	(14)
EBITDA [4] [5]	**233**	**341**	**249**	**206**	**118**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after these adjustments and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Domestic sales volumes and revenues represent the sales by Hot Rolled Products into the Australian domestic market.

(3) Internal sales volumes and revenues primarily represent sales from Hot Rolled Products to Coated Products Australia.

(4) Share of net profit/(loss) of associates and joint ventures relates to BHP Steel's investment in North Star BHP Steel accounted for under the equity method. This is included in EBITDA of Hot Rolled Products.

(5) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

Average domestic selling prices increased as a result of a greater proportion of higher price plate sales and a lower proportion of lower price pipe and tube product sales.

EBITDA: Hot Rolled Products' 2001 EBITDA of $249 million, represented a $92 million, or 27%, decrease compared to the 2000 EBITDA of $341 million. EBITDA margins deteriorated primarily as a result of a change in the sales mix from domestic and internal markets to lower margin exports, deterioration in international steel prices and an increase in costs at the Port Kembla Steelworks. Raw material costs increased as a result of the impact of depreciation in the Australian dollar on US dollar denominated iron ore and coal costs. Other cost increases included restructuring costs associated with labour rationalisation initiatives, the impact of a higher level of industrial action estimated at $27 million, wage increases and general cost escalations. EBITDA was also impacted by lower US domestic prices for North Star BHP Steel.

Year ended 30 June 2000 compared to the year ended 30 June 1999

Revenue: Hot Rolled Products' 2000 revenue of $2,064 million, represented a $37 million, or 2%, decrease compared to 1999 revenue of $2,101 million. The decrease in revenue primarily reflected a decrease in transfer prices to Coated Products Australia and lower export volumes in the first half of 2000 due to a deliberate ramp-down in production when international prices briefly fell to historically low levels. This was partially offset by a significant increase in international steel prices during the second half of 2000 and an increase in internal sales to Coated Products Australia.

EBITDA: Hot Rolled Products' 2000 EBITDA of $341 million, represented a $108 million, or 46%, increase compared to the 1999 EBITDA of $233 million. EBITDA margins benefited from a change in sales mix from low margin export sales to higher margin domestic internal sales, higher international prices and a significant decrease in iron ore and coal costs. EBITDA was also positively impacted by higher US domestic prices for North Star BHP Steel. These were partially offset by higher repair and maintenance costs, restructuring costs associated with labour rationalisation initiatives, wage increases and general cost escalations.

5.2.5 Pro forma results of operations for Coated Products Australia

Table 5.2.5 below sets out the pro forma results of operations for the Coated Products Australia reporting segment for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Six months ended 31 December 2001 compared to the six months ended 31 December 2000

Revenue: Coated Products Australia's revenue of $1,194 million for the six months ended 31 December 2001 represented a $66 million, or 5%, decrease compared to the revenue for the six months ended 31 December 2000 of $1,260 million. This was primarily due to lower export volumes and lower export coated steel prices, partially offset by a recovery in domestic volumes following the post-Olympics downturn in the six months ended 31 December 2000.

EBITDA: Coated Products Australia's EBITDA of $78 million for the six months ended 31 December 2001 represented a $44 million, or 36%, decrease compared to EBITDA of $122 million for the six months ended 31 December 2000. This was primarily due to lower average margins as a result of lower export prices and the adverse volume and cost impact associated with

Table 5.2.5: Pro forma results of operations for Coated Products Australia

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume (thousands of tonnes) (1)					
Domestic (2)	1,739	1,759	1,557	820	860
Export	614	754	755	376	274
Total	**2,353**	**2,513**	**2,312**	**1,196**	**1,134**
Revenue (1)					
Domestic (2)	1,991	2,026	1,786	921	977
Export	493	546	650	339	217
Total	**2,484**	**2,572**	**2,436**	**1,260**	**1,194**
EBITDA (3)	**234**	**282**	**196**	**122**	**78**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after these adjustments and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Domestic sales volumes and revenues represent the sales by Coated Products Australia into the Australian domestic market.

(3) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

planned maintenance shutdowns in the six months ended 31 December 2001.

Year ended 30 June 2001 compared to the year ended 30 June 2000

Revenue: Coated Products Australia's 2001 revenue of $2,436 million represented a $136 million, or 5%, decrease compared to the 2000 revenue of $2,572 million. The fall in revenue was primarily attributable to lower domestic sales volumes as a result of the significant slowdown in building and construction activity following the Sydney Olympics and introduction of the GST. The impact of this slowdown was more pronounced in the higher value painted product range resulting in a reduction in the average domestic selling price. This was partially offset by higher export revenue as a result of depreciation in the Australian/US dollar exchange rate and an increase in higher value painted product export sales.

EBITDA: Coated Products Australia's 2001 EBITDA of $196 million represented an $86 million, or 30%, decrease compared to the 2000 EBITDA of $282 million. The deterioration in EBITDA was primarily the result of lower average margins associated with lower domestic sales volumes and an increase in raw material costs in the form of higher steel feed, zinc and aluminium costs.

Year ended 30 June 2000 compared to the year ended 30 June 1999

Revenue: Coated Products Australia's 2000 revenue of $2,572 million represented an $88 million, or 4%, increase compared to 1999 revenue of $2,484 million. Revenue benefited from significantly higher export despatches of hot and cold rolled coil which was at the lower value end of the product range. An improvement in domestic revenue was largely attributable to higher building and construction activity preceding the Sydney Olympics and the introduction of the GST.

EBITDA: Coated Products Australia's 2000 EBITDA of $282 million represented a $48 million, or 21%, increase compared to the 1999 EBITDA of $234 million. This result benefited from increased sales volumes and higher EBITDA margins attributable to lower steel feed prices from Hot Rolled Products.

5.2.6 Pro forma results of operations for New Zealand Steel

Table 5.2.6 below sets out the pro forma results of operations for the New Zealand Steel reporting segment for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Six months ended 31 December 2001 compared to the six months ended 31 December 2000

Revenue: New Zealand Steel's revenue of $239 million for the six months ended 31 December 2001 represented a $22 million, or 10%, increase compared to the revenue for the six months ended 31 December 2000 of $217 million. This was primarily due to an appreciation of the New Zealand dollar relative to the Australian dollar and higher export volumes as a consequence of furnace repairs in the previous corresponding period, partially offset by lower domestic demand.

EBITDA: New Zealand Steel's EBITDA of $28 million for the six months ended 31 December 2001 represented a $13 million, or 32%, decrease compared to EBITDA of $41 million for the six months ended 31 December 2000. This result was primarily impacted by a decrease in margins as a result of lower international steel prices, higher spot electricity prices as a result of drought conditions in New Zealand and a change in the sales mix from higher margin domestic sales to lower margin export sales.

Table 5.2.6: Pro forma results of operations for New Zealand Steel

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume (thousands of tonnes)(1)					
Domestic(2)	198	184	240	129	117
Export	332	373	298	123	151
Total	**530**	**557**	**538**	**252**	**268**
Revenue(1)					
Domestic(2)	228	206	253	119	124
Export	233	260	218	98	115
Total	**461**	**466**	**471**	**217**	**239**
EBITDA(3)	**71**	**78**	**76**	**41**	**28**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after these adjustments and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Domestic sales volumes and revenues represent the sales by New Zealand Steel into the New Zealand domestic market.

(3) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

Year ended 30 June 2001 compared to the year ended 30 June 2000

Revenue: New Zealand Steel's 2001 revenue of $471 million represented a $5 million, or 1%, increase compared to the 2000 revenue of $466 million. The revenue increase was primarily attributable to the strength of the domestic agricultural sector. Export sales volumes were lower as a consequence of stronger domestic demand and the impact of furnace repairs which reduced production in the first half of 2001.

EBITDA: New Zealand Steel's 2001 EBITDA of $76 million represented a $2 million, or 3%, decrease compared to the 2000 EBITDA of $78 million. The fall in EBITDA was attributable to the adverse impact on margins of reduced overall volumes and additional costs associated with furnace repairs which more than offset the benefits of higher average prices.

Year ended 30 June 2000 compared to the year ended 30 June 1999

Revenue: New Zealand Steel's 2000 revenue of $466 million represented a $5 million, or 1%, increase compared to 1999 revenue of $461 million. The improvement in revenue was attributable to an increase in export volumes, partly offset by lower domestic sales.

EBITDA: New Zealand Steel's 2000 EBITDA of $78 million represented a $7 million, or 10%, increase compared to the 1999 EBITDA of $71 million. This was primarily due to higher production volumes which reduced average unit costs.

5.2.7 Pro forma results of operations for Coated Products Asia

Table 5.2.7 below sets out the pro forma results of operations for the Coated Products Asia reporting segment for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Six months ended 31 December 2001 compared to the six months ended 31 December 2000

Revenue: Coated Products Asia's revenue of $266 million for the six months ended 31 December 2001 represented a $17 million, or 6%, decrease compared to the revenue for the six months ended 31 December 2000 of $283 million. This was primarily due to lower sales volumes as Coated Products Asia withdrew from lower margin export business.

EBITDA: Coated Products Asia's EBITDA of $48 million for the six months ended 31 December 2001 represented a $9 million, or 23%, increase compared to EBITDA of $39 million for the six months ended 31 December 2000. This was primarily due to an improvement in margins which was associated with Coated Products Asia's withdrawal from low margin export business and its improved domestic market product mixes, together with a decrease in unit operating costs.

Year ended 30 June 2001 compared to the year ended 30 June 2000

Revenue: Coated Products Asia's 2001 revenue of $556 million represented a $106 million, or 24%, increase compared to the 2000 revenue of $450 million. The increase in revenue was due primarily to an increase in domestic sales volumes in Thailand and Malaysia and an improvement in product prices. Coated Products Asia also benefited from a higher value product mix by successfully launching new products in all its major markets at the expense of low margin export business.

EBITDA: Coated Products Asia's 2001 EBITDA of $81 million represented a $44 million, or 119%, increase compared to the 2000 EBITDA of $37 million. The increase in EBITDA was attributable to the combined impact of an increase in sales volumes and margins. The increase in margins was attributable to higher product prices and a decrease in average unit operating costs, partially offset by an increase in raw material costs and adverse currency movements. Higher volumes and

Table 5.2.7: Pro forma results of operations for Coated Products Asia

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Sales volume (thousands of tonnes) [1]					
Domestic [2]	191	199	294	139	121
Export	106	130	63	38	23
Total	**297**	**329**	**357**	**177**	**144**
Revenue [1]					
Domestic [2]	317	322	486	240	238
Export	103	128	70	43	28
Total	**420**	**450**	**556**	**283**	**266**
EBITDA [3]	**19**	**37**	**81**	**39**	**48**

(1) Sales volumes are after normalisation adjustments for discontinued activities and revenues are after these adjustments and other normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Domestic sales volumes and revenues represent the sales by Coated Products Asia into each of the domestic markets in which it operates.

(3) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

improved process controls increased operating efficiency and reduced overall production costs.

Year ended 30 June 2000 compared to the year ended 30 June 1999

Revenue: Coated Products Asia's 2000 revenue of $450 million represented a $30 million, or 7%, increase compared to 1999 revenue of $420 million. The increase in revenue was due to an increase in sales volumes, which was partially offset by a decrease in average unit prices. Sales volumes benefited from a partial recovery in major Asian markets after the 1997 financial crisis. Falls in average unit prices were a consequence of Coated Products Asia successfully broadening its product range by introducing lower priced coated products into its domestic markets.

EBITDA: Coated Products Asia's 2000 EBITDA of $37 million represented an $18 million, or 95%, increase compared to the 1999 EBITDA of $19 million. The movement in EBITDA was attributable to both an increase in sales volumes and an improvement in margins. The increase in margins was attributable to a decrease in average unit operating costs resulting from higher plant utilisation rates and significant process control gains in Thailand and Malaysia, which were partially offset by lower average unit prices and an increase in raw material costs.

5.3 PRO FORMA STATEMENT OF FINANCIAL POSITION

Table 5.3 on this page sets out BHP Steel's pro forma statement of financial position as at 31 December 2001.

Table 5.3: Pro forma statement of financial position[1]

$ millions	As at 31 December 2001
Current assets	
Cash assets	170
Receivables	433
Inventories	685
Other	18
Total current assets	**1,306**
Non-current assets	
Investments	144
Property, plant and equipment	3,219
Deferred tax assets	53
Other assets	87
Total non-current assets	**3,503**
Total assets	**4,809**
Current liabilities	
Payables	479
Interest-bearing liabilities	106
Tax liabilities	40
Other provisions	172
Total current liabilities	**797**
Non-current liabilities	
Interest-bearing liabilities	673
Deferred tax liabilities	416
Other provisions	185
Total non-current liabilities	**1,274**
Total liabilities	**2,071**
Net assets	**2,738**
Equity	
Total equity attributable to members of BHP Steel Limited	2,705
Outside equity interests	33
Total equity	**2,738**

(1) For a discussion of BHP Steel's off balance sheet arrangements, see "Capital Resources" in Part 5.4.2 of this Scheme Booklet. For a reconciliation between this pro forma statement of financial position and the combined statement of financial position (before balance sheet adjustments), see note 2(b) in the pro forma combined financial statements and accompanying notes included as an appendix to the Investigating Accountant's Report.

5.4 LIQUIDITY AND CAPITAL RESOURCES

5.4.1 Liquidity

Table 5.4.1 below sets out BHP Steel's pro forma statements of cash flows for the years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2000 and 2001.

Prior to the Steel Demerger, BHP Steel met its working capital needs and capital expenditure requirements through a combination of operating cash flows, external borrowings and inter-company loans from BHP Billiton. Following the Steel Demerger, it is anticipated that BHP Steel will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and, where necessary, borrowings available under the existing and proposed financing facilities described below.

Net operating cash flows before borrowing costs and income tax in the six months ended 31 December 2001 of $244 million represented a $77 million, or 24%, decrease compared to $321 million in the six months ended 31 December 2000. The decrease was primarily due to the fall in EBITDA. This was partially offset by a favourable change in working capital movements. BHP Steel's decrease in working capital was in part due to its continued focus on working capital management, which has entailed the introduction of initiatives such as the supply chain velocity program, which aims to reduce inventory levels and to better manage BHP Steel's working capital needs. In addition, working capital was favourably impacted by an increase in the level of receivables sold under BHP Steel's Receivables Securitisation Program in the six months ended 31 December 2001.

Net operating cash flows before borrowing costs and income tax in 2001 of $631 million represented an $84 million, or 12%, decrease compared with $715 million in 2000. This was primarily due to the large decrease in EBITDA after adjusting for North Star BHP Steel losses.

Net operating cash flows before borrowing costs and income in 2000 of $715 million represented a $10 million, or 1%, decrease compared with $725 million in 1999. Although EBITDA increased between 1999 and 2000, this was offset by a less favourable working capital reduction in 2000 compared with 1999. The movement in working capital for 1999 included a significant reduction in inventories.

BHP Steel's capital expenditure in recent years has been targeted at operational security, environmental and process improvements. Cash payments for capital expenditure in the six months ended 31 December 2001 of $57 million included $11 million for the

Table 5.4.1: Pro forma statements of cash flows

$ millions	Year ended 30 June			Six months ended 31 December	
	1999	2000	2001	2000	2001
Cash flows related to operating activities					
EBITDA[(1)]	525	711	568	378	221
Other non-cash items[(2)]	34	(22)	22	6	15
Working capital[(3)]	166	26	41	(63)	8
Net operating cash flows before borrowing costs and income tax	**725**	**715**	**631**	**321**	**244**
Cash flows related to investing activities					
Capital expenditure[(4)]	(191)	(90)	(105)	(33)	(57)
Proceeds from sale of property, plant and equipment[(5)]	14	10	9	2	1
Investment expenditure[(6)]	(34)	-	(15)	(3)	-
Net investing cash flows	**(211)**	**(80)**	**(111)**	**(34)**	**(56)**
Net operating and investing cash flows before borrowing costs and income tax	**514**	**635**	**520**	**287**	**188**

(1) EBITDA means profit from ordinary activities before borrowing costs and income tax expense excluding interest income, adding back depreciation and amortisation and after the normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Other non-cash items primarily relates to the share of profit/(loss) of associates and joint ventures accounted for using the equity method which is included in EBITDA.

(3) Working capital represents the movement in receivables, inventories, other current assets, payables other than for capital expenditure and provisions other than tax provisions. Working capital in this document may not be comparable to similarly titled measures reported by other entities.

(4) Capital expenditure means cash payments for the purchase of property, plant and equipment.

(5) Proceeds from the sale of property, plant and equipment excludes proceeds associated with discontinued activities that have been treated as a normalisation adjustment.

(6) Investment expenditure means purchases of investments and primarily relates to BHP Steel's investment in North Star BHP Steel.

continuation of work on sinter plant emission controls and a further $3 million for the hot strip mill upgrade at Port Kembla Steelworks, along with $4 million towards the re-line of the melter at New Zealand Steel. Capital expenditure in 2001 of $105 million included a range of smaller projects, together with the completion and commencement of some major capital expenditure programs. At Port Kembla Steelworks, the coke emission controls program and tin mill upgrade were finished and the sinter plant emission controls work was started. Capital expenditure in 2000 of $90 million included a further $11 million on expansion of slab production capacity at Port Kembla and $11 million on coke ovens emission controls. Capital expenditure in 1999 of $191 million included the bulk of the expenditure on three major projects, including $62 million on the tin mill expansion, $31 million on coke ovens emission controls and $14 million on the expansion of slab production capacity.

Investment expenditure over the period presented primarily relates to additional investments in North Star BHP Steel of $32 million in 1999 and of $13 million in 2001 to enable it to meet external debt commitments.

5.4.2 Capital resources

Prior to the Steel Demerger, BHP Steel's main source of funding has been inter-company loans from BHP Billiton. For the majority of BHP Steel's wholly owned businesses, funding was managed through BHP Billiton's central treasury function and therefore all cash transfers between BHP Steel and BHP Billiton were reflected in inter-company loans.

On or prior to the Legal Separation Date of the Steel Demerger, part of the inter-company loans with BHP Billiton will be refinanced through external borrowings on new facilities. BHP Steel has accepted an offer from various banks to arrange a three year $300 million and a five year $250 million syndicated unsecured revolving loan note facility. Further, a 364 day, $100 million unsecured working capital facility will be put in place with several of the banks from the same group.

Documentation for the facilities will be signed on or prior to the Legal Separation Date. It is expected that BHP Steel will draw down these facilities to $565 million to refinance the inter-company loans with BHP Billiton. The facility arrangements will contain conditions precedent, representations and warranties, financial covenants, undertakings, events of default and other terms and conditions customarily found in financing arrangements of this kind. Upon drawdown, BHP Steel will be required to comply with a consolidated net worth covenant at all times. Beginning 31 December 2002, BHP Steel will be required to comply with other key financial ratios, including EBITDA to interest expense and net financial indebtedness to EBITDA.

As at 31 December 2001, BHP Steel had various other external borrowings undertaken by and for BHP Steel's non-wholly owned operations. The majority of these borrowings are for BHP Steel's subsidiaries as well as a term loan for a wholly owned subsidiary in the US which is the investor in the North Star BHP Steel joint venture. The facilities consist of term loans, working capital, overdraft and standby facilities, with drawings in US dollars and other local Asian currencies. The total amount of external debt as at 31 December 2001 was $215 million.

BHP Steel also has the following off-balance sheet arrangements:

- Trade receivables generated from sales to Australian customers are sold to Corporate Receivables Securitisation Pty Ltd ("**CRS**"), a securitisation vehicle managed by Citibank. This program is a BHP Billiton program which has been operating since 1990. CRS has limits on the amount that can be purchased at any one time in respect of any one debtor. Further, BHP Steel carries the exposure in respect of the first 10% of payment defaults within the total pool sold. Monthly settlements with CRS normally involve the hand over of collections made by BHP Steel on behalf of CRS, offset by new sales into the program. As at 31 December 2001, BHP Steel had sold $130 million of receivables to CRS but also held in trust for CRS, $125 million of collections for receivables previously sold. North Star BHP Steel also participates in this program. As at the Legal Separation Date, BHP Steel will have a similar program in place with CRS and will no longer participate in any BHP Billiton programs of this nature.
- North Star BHP Steel, the 50% owned business with Cargill Inc, has various US dollar denominated borrowings. The major facilities are fully amortising term loans. Of these term loans, 50% are held by the ANZ Banking Group ("**ANZ**"). Currently, ANZ can put these loans back to BHP Billiton in the event of default by North Star BHP Steel. Following the Steel Demerger, BHP Billiton's obligations under this arrangement will be novated to BHP Steel, and BHP Steel will guarantee 100% of a US$12.5 million working capital facility held by North Star BHP Steel. Based on the pro forma statement of financial position as at 31 December 2001, BHP Steel's share of the North Star BHP Steel borrowings, at the Australian dollar/US dollar exchange rate of 0.5114, was $228 million. Of this, $197 million relates to the major loan facilities.
- BHP Steel's New Zealand operation currently deposits surplus funds with ANZ in New Zealand. There are two deposits, one in New Zealand dollars and the other in Australian dollars. As at 31 December 2001, the deposits together totalled $398 million. Of this amount, the New Zealand dollar deposit was NZ$404 million. In consideration of these deposits, ANZ in Australia makes advances available in Australian dollars up to an equivalent amount of both deposits. As at 31 December 2001, the advance had been drawn down by BHP Billiton (Finance) Limited to $380 million. BHP Steel's New Zealand operation indemnifies ANZ in New Zealand against the repayment of the funds advanced to BHP Billiton (Finance) Limited in the form of unfettered access to or set-off over the deposit

amounts. BHP Billiton Limited in turn guarantees to ANZ the payment of all amounts owing including any risk arising from exchange rate movements between the New Zealand dollar deposit and its equivalent Australian dollar loan. The deposit can only be applied to other purposes if the loan is reduced by an equal amount. Accounting set off of the deposit and the loan is permitted under Australian GAAP. Following the Steel Demerger, the advance to BHP Billiton (Finance) Limited will be novated to BHP Steel (Finance) Limited and the BHP Billiton Limited guarantee will be replaced with a BHP Steel Limited guarantee.

A summary of BHP Steel's contractual obligations, including debt service obligations as at 31 December 2001, is set out in Table 5.4.2 below.

5.5 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK SENSITIVE INSTRUMENTS

BHP Steel has various market price risks which include exposure to steel, coking coal, iron ore, zinc, aluminium, electricity, foreign currency and interest rates. Of these, the dominant price risk is the hot rolled coil price which is discussed further in Part 5.7.2 of this Scheme Booklet.

BHP Steel's policy to manage market price risk is to use the natural effects of diversification that exist in the total business portfolio as the primary means of managing such risks. Through statistical modelling, BHP Steel has been able to conclude that the various risks in the portfolio are expected to counter balance in a way that reduces, to a degree, the volatility likely in BHP Steel's cash flows. Notwithstanding this, the absolute level of volatility likely in BHP Steel's cash flows is still high, primarily because of BHP Steel's exposure to hot rolled coil prices. As there is currently no forward market or derivative instrument that can be used to manage hot rolled coil price risk, an active hedging program is unlikely to have a material impact on this potential volatility in cash flows.

Foreign currency exchange risk

BHP Steel is subject to the risk of exchange rate fluctuations related to anticipated revenues and operating costs, firm commitments for capital expenditures and existing assets or liabilities denominated in currencies other than Australian dollars. In recent years, BHP Steel has not entered into derivative instruments to manage this risk, rather it relies on the effects of diversification.

As at 31 December 2001, the net fair value of the outstanding forward exchange contracts was a loss of $21 million. All forward exchange contracts were with BHP Billiton and were entered into before 31 December 1999. The value of contracts to expire in the six months ending 30 June 2002 are estimated to be at a loss of $9 million and the balance of foreign exchange contracts will be unwound by the Effective Date and will impact the results in the year ending 30 June 2002. The impact on results of these hedging activities have been normalised out of the 30 June 2002 forecast for BHP Steel.

The sensitivity analysis in Part 5.7.2 quantifies the impact on the forecast EBIT for the year ending 30 June 2003 to a change in the Australian dollar/US dollar exchange rate.

Commodity price and related risks

BHP Steel is subject to the effects of fluctuations in commodity and energy prices for its raw materials, including iron ore, coking coal and, to a lesser extent, coating metals such as zinc and aluminium, and electricity. BHP Steel currently has no commodity hedging in place with the exception of an electricity hedging contract relating to a small portion of the electricity requirements of New Zealand Steel (with a value as at 31 December 2001 of NZ$38.7 million) and a small amount relating to outstanding aluminium and zinc forward contracts (with a value as at 31 December 2001 of US$3.2 million). The impact of these hedge contracts are included in the BHP Steel forecasts for BHP Steel.

The sensitivity analysis in Part 5.7.2 quantifies the impact on BHP Steel's EBIT for the year ending 30 June 2003 of a change in iron ore and coking coal prices.

Table 5.4.2: Contractual obligations

$ millions	Total	Less than one year	One to five years	After five years
Short-term debt [1,2]	91	91	-	-
Long-term debt [1,2]	688	15	620	53
Capital expenditure	85	75	10	-
Operating leases	197	55	131	11
Other commitments [3,4]	781	108	483	190
Total contractual cash obligations	**1,842**	**344**	**1,244**	**254**

(1) Contractual obligations do not include off balance sheet arrangements discussed above.

(2) Short and long-term debt has been adjusted to take into account the effect of the Steel Demerger.

(3) Other commitments represents commitments under long-term utility supply contracts at Port Kembla, Australia, and Glenbrook, New Zealand operations.

(4) BHP Steel also has contracts with entities controlled by BHP Billiton for the purchase and supply of an agreed percentage of coal and iron ore that do not include any take or pay component (see Part 8.14 of this Scheme Booklet). Consequently, the effect of these contracts are not included in these numbers.

Interest rate risk

BHP Steel is subject to the effects of interest rate fluctuations on its floating rate financing arrangements which make up the major portion of its borrowings. BHP Steel currently has no interest rate hedging in place.

5.6 DIVIDENDS

The payment of a dividend by BHP Steel, if any, is at the complete discretion of the BHP Steel Directors and will be a function of a number of factors, including the general business environment, the operating results and financial condition of BHP Steel, ongoing capital expenditure and future funding requirements, capital management initiatives, potential strategic growth opportunities, taxation considerations such as the level of franking credits available, any contractual, legal or regulatory restrictions on the payment of dividends by BHP Steel and any other factors the BHP Steel Directors may consider relevant. Therefore, no assurances can be given by any person, including the BHP Steel Directors, about the payment of any dividend and the level of franking.

Subject to these considerations, the dividend policy of BHP Steel will be to distribute approximately 60% of net profit attributable to BHP Steel Shareholders in the form of dividends. Dividends will be paid twice a year, with an interim dividend paid in April and a final dividend paid in October of each calendar year. It is intended that dividends will be franked to the extent possible given available credits.

For the year ending 30 June 2003, BHP Steel expects to pay an interim dividend of 9 cents per share in April 2003 and a final dividend of 11 cents per share in October 2003. Based on current projections that BHP Steel's Australian tax paying companies will incur tax losses in 2002 and the likely introduction of new tax consolidation laws in Australia from 1 July 2002, BHP Steel is expected to have zero franking credits at the time of its demerger from BHP Billiton. As a result, the interim dividend to be paid in April 2003 is expected to be unfranked, while the final dividend for 2003 is expected to be franked to approximately 40%. The extent to which future dividends will be franked is anticipated to increase over time, but will be dependent on the level of Australian tax paid by BHP Steel companies.

5.7 FORECAST FINANCIAL INFORMATION

In accordance with market practice in Australia, forecast financial information for the years ending 30 June 2002 and 30 June 2003 has been prepared in accordance with Australian GAAP. This information was prepared by the management of BHP Billiton and the management of BHP Steel for use in this Scheme Booklet. Subject to the continuous disclosure requirements imposed upon publicly listed companies, BHP Billiton and BHP Steel do not intend to update this information or to publish forecast financial information in the future.

The forecast financial information provided for BHP Steel includes:

- pro forma forecast statement of financial performance for the year ending 30 June 2002 and the forecast statement of financial performance for the year ending 30 June 2003; and
- pro forma forecast statement of cash flows for the year ending 30 June 2002 and the forecast statement of cash flows for the year ending 30 June 2003.

The pro forma forecast financial information for the year ending 30 June 2002 comprises pro forma historical financial information for the six months ended 31 December 2001 plus the forecast financial information for the six months ending 30 June 2002.

The forecast financial information was prepared based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions which, as at the date of this Scheme Booklet, are expected to take place, including the key assumptions set out in Part 5.7.1. The forecast financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to forecast financial information, but reflects the best currently available estimates, including BHP Billiton's and BHP Steel's best estimates as to steel prices, exchange rates, volumes and costs during the remainder of 2002 and during 2003. BHP Billiton and the managements of BHP Billiton and BHP Steel have used due care and attention in the preparation of this forecast financial information and consider the assumptions to be reasonable when viewed as a whole. However, this information is not fact and you are cautioned not to place undue reliance on the forecast financial information.

The forecast financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the forecast financial information, are by their very nature subject to significant uncertainties and contingencies, many of which will be outside the control of BHP Steel and are not predictable on a reliable basis. Accordingly, none of BHP Billiton, BHP Steel, nor any other person can give any assurance that the forecast financial information will be achieved. Events and outcomes might differ in quantum and timing from the assumptions, with material consequential impact on the forecast financial information. The sensitivity analysis in Part 5.7.2 is a summary of the sensitivity of the forecast EBIT for the year ending 30 June 2003 to changes in certain key variables. In particular, BHP Steel's forecast EBIT is highly sensitive to assumptions relating to hot rolled coil prices.

The forecast financial information, together with comparative historical financial information for the year ended 30 June 2001, is set out in Tables 5.7(a) and 5.7(b) on the following page. It should be read together with the key assumptions and sensitivity analysis, the risk factors described in Part 4 and other information contained in this Scheme Booklet. A Report on Forecast Financial Information by Arthur Andersen is provided in Annexure B to this Scheme Booklet.

5.7.1 Key assumptions

The forecast financial information is based on the following key assumptions:

Revenue assumptions

Revenue is forecast to decrease by 9% in the year ending 30 June 2002 to $4,489 million from $4,941 million in the year ended 30 June 2001 and then increase by 9% in the year ending 30 June 2003 to $4,913 million. The key assumptions in respect of revenue are:

- Average FOB price for hot rolled coil exported by BHP Steel decreases by 12% from US$230 per tonne in the year ended 30 June 2001 to US$203 per tonne in the year ending 30 June 2002 and then increases by 14% to US$232 per tonne in the year ending 30 June 2003. The price of hot rolled coil

Table 5.7(a): Forecast statements of financial performance

$ millions	Pro forma historical (1)	Pro forma forecast (2)	Forecast
	Year ended 30 June 2001	Year ending 30 June 2002	Year ending 30 June 2003
Revenue (3)	4,941	4,489	4,913
EBITDA	568	421	611
Depreciation and amortisation	263	254	268
EBIT	305	167	343
Net interest expense			27
Profit before tax expense			316
Tax expense			46
Net profit before outside equity interests			270
Outside equity interests			16
Net profit			254

(1) Pro forma historical financial information is after normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Forecast financial information is after normalisation adjustments in 2002 including those listed for the six months to December 2001 as set out in Part 5.1.3 of this Scheme Booklet as well as a further $32 million of favourable adjustments in the second half of 2002. The $32 million relates to the normalisation of a $14 million loss on the close out of foreign exchange hedges prior to the Steel Demerger, $13 million of corporate charges related to one-off transaction costs, and $5 million product warranty payments related to discontinued operations.

(3) Revenue includes external trading activity totalling $253 million in 2001, declining to $94 million and $35 million in 2002 and 2003.

Table 5.7(b): Forecast statements of cash flows

$ millions	Pro forma historical (1)	Pro forma forecast (2)	Forecast
	Year ended 30 June 2001	Year ending 30 June 2002	Year ending 30 June 2003
Net operating cash flows before borrowing costs and income tax	631	364	543
Net investing cash flows	(111)	(168)	(198)
Payment of income tax			(6)
Net financing cash flows (3)			(158)
Net increase in cash held			181

(1) Pro forma historical financial information is after normalisation adjustments set out in Part 5.1.3 of this Scheme Booklet.

(2) Forecast financial information is after normalisation adjustments in 2002 including those listed for the six months to December 2001 as set out in Part 5.1.3 of this Scheme Booklet as well as a further $34 million of favourable adjustments in the second half of 2002. The $34 million relates to the normalisation of a $14 million loss on the close out of foreign exchange hedges prior to Demerger, $15 million of corporate charges related to one-off transaction costs including fees related to the establishment of BHP Steel's new debt facilities, and $5 million product warranty payments related to discontinued operations.

(3) Net financing cash flows include interest, dividends and other financing costs.

varies between different geographic markets and customer specifications. The forecast average prices reflect the expected mix of hot rolled coil markets and customers.

- BHP Steel's forecast net profit is very sensitive to assumptions relating to hot rolled coil prices. The assumption of an increase in the hot rolled coil prices in the forecast for the year ending 30 June 2003 takes into account a number of factors. During the current trough in the steel price cycle, the price of European exported hot rolled coil has been US$195 per tonne as recently as February 2002, which is close to the lowest price for this product at any time in the last 15 years. The historical long-term trend for hot rolled coil prices is downwards, however, current prices are below this trend and recent market activity has seen an increase in prices.
- Forecast slab exports to the US of 350,000 tonnes will not be subject to the 30% tariff introduced by the US government in March 2002 due to the agreement by the US Government not to impose a tariff on Australian exports below 354,000 tonnes per annum.
- Forecast hot rolled coil exports of 250,000 tonnes to BHP Steel's US based customer, Steelscape, will not be subject to the 30% tariff introduced by the US Government in March 2002 due to an exemption on those products that has been agreed to by the US Government.
- Average domestic selling prices for metallic coated and painted steel products in Australia and New Zealand remain stable in the years ending 30 June 2002 and 2003 and at the same level as the year ended 30 June 2001.
- Total domestic sales volume in Australia and New Zealand increases by 1% from 2.56 million tonnes in the year ended 30 June 2001 to 2.59 million tonnes in the year ending 30 June 2002 and then decreases 3% in the year ending 30 June 2003 to 2.52 million tonnes.
- Total export sales from Australia and New Zealand decrease by 12% from 2.66 million tonnes in the year ended 30 June 2001 to 2.34 million tonnes in the year ending 30 June 2002 and then increases by 21% in the year ending 30 June 2003 to 2.84 million tonnes.
- Total sales from Coated Products Asia's three coating facilities decrease by 17% from 0.36 million tonnes in the year ended 30 June 2001 to 0.30 million tonnes in the year ending 30 June 2002 and then increases by 17% in the year ending 30 June 2003 to 0.35 million tonnes. The aggregate volume sold by Coated Steel Asia in its domestic markets as a percentage of total Asian sales volume remains above 60% in both the year ending 30 June 2002 and 30 June 2003.

EBITDA assumptions

EBITDA is forecast to decrease by 26% in the year ending 30 June 2002 to $421 million from $568 million in the year ended 30 June 2001, and increase by 45% in the year ending 30 June 2003 to $611 million. In addition to the revenue assumptions outlined, the key assumptions in respect of EBITDA are:

- Iron ore and coking coal prices are respectively 2% and 8% higher in the year ending 30 June 2002 compared to the year ended 30 June 2001. Prices for iron ore in the year ending 30 June 2003 are assumed to be in line with those in the year ending 30 June 2002, but coking coal prices increase by 14%.
- Total slab production in Australia and New Zealand decreases by 3% from 5.43 million tonnes in the year ending 30 June 2001 to 5.25 million tonnes in the year ending 30 June 2002 and then increases by 8% in the year ending 30 June 2003 to 5.66 million tonnes. Changes in slab production affect unit costs and hence EBITDA margin.
- Minimal level of industrial strikes or other industrial disturbances for the remainder of the year ending 30 June 2002 and in the year ending 30 June 2003.
- Average scrap to hot rolled coil margin spread in North Star BHP Steel increases to US$162 per tonne in the year ending 30 June 2003 from an average spread of US$134 in the year ending 30 June 2002 and US$143 in the year ended 30 June 2001. The benefit which North Star BHP Steel is assumed to derive from stronger US domestic prices is forecast to be partially offset by higher scrap prices.

Interest assumptions

Net interest expense includes borrowing costs and interest income. Borrowing costs, representing debt interest costs, are at an average rate of 5.6% per annum for the year ending 30 June 2003.

Taxation assumptions

Taxation assumptions reflect a forecast effective tax rate of 15% in the year ending 30 June 2003. This is lower than the rate of corporation tax within most jurisdictions in which BHP Steel operates primarily due to the utilisation of prior year income tax losses that have not previously been tax effected for statutory accounting purposes.

As at 30 June 2001, BHP Steel had estimated tax losses of $554 million in its New Zealand subsidiaries, $146 million in its Asian subsidiaries and $195 million in the US subsidiary through which it holds its interest in North Star BHP Steel. These tax losses are available to offset against future years' taxable income within these entities if the group continues to comply with the conditions for deductibility imposed by law.

A tax bill ("**Bill**") was introduced in the New Zealand Parliament in December 2001 to amend the tax legislation concerning the maintenance of the existing level of shareholder continuity required for recoupment of carry forward tax losses in the situation of a demerger. The amendment is in line with the underlying policy intent of the existing provisions. Royal Assent is anticipated in June 2002. The legislation is to be made effective from 1 March 2002. Once the Bill receives Royal Assent, BHP Steel will be able to utilise existing carry forward income losses in New Zealand against future years' taxable income in New Zealand. After the Steel Demerger, significant changes in the shareholders of BHP Steel could affect the carry forward of tax losses in New Zealand. There are some detailed rules affecting the satisfaction of the shareholder continuity test. However, BHP Billiton understands that, subject to some particular circumstances, the ability to carry forward losses should not be affected unless either a single shareholder, or alternatively two or more shareholders who each hold an interest of 10% or greater collectively, acquire greater than 51% of the shares in BHP Steel.

Capital expenditure assumptions

Capital expenditure is forecast to increase to $170 million in the year ending 30 June 2002 from $105 million in the year ended 30 June 2001 and then increase to $198 million in the year ending 30 June 2003. The increased expenditure is primarily attributable to reducing emissions at Port Kembla Steelworks' sinter plant, an upgrade of Port Kembla Steelworks' hot strip mill and the expansion of BHP Steel's roll-forming capacity in Asia.

General assumptions

The following general assumptions are relevant to the forecast financial information:

- Average Australian dollar/US dollar exchange rate of A$1/US$0.51 in the year ending 30 June 2002 and A$1/US$0.52 in the year ending 30 June 2003.
- No significant change in the economic conditions prevailing in Australia and the markets in which BHP Steel operates, other than those changes reflected in the key revenue assumptions.
- No significant change in the legislative regimes and regulatory environments in the jurisdictions in which BHP Steel or its key customers or suppliers operate, other than the trade sanctions noted in the key revenue assumptions.
- No change in applicable accounting standards that would have a material impact on BHP Steel's financial reporting or disclosure.
- No change in the taxation legislation that would have a material impact on BHP Steel's forecast financial position.
- No material environmental losses or material legal claims.
- No material adverse change in the competitive environment in the Australian steel industry.
- No material acquisitions or disposals.

5.7.2 Sensitivity analysis

The forecast financial information is based on certain economic and business assumptions about future events. Set out in Tables 5.7.2(a) and 5.7.2(b) on the following page is a summary of the sensitivity of the forecast EBIT to variations in a number of key variables. The sensitivity analysis is specific to the steel prices, exchange rates, volumes and costs forecast for the year ending 30 June 2003. The changes in the key variables set out in the sensitivity analysis are not intended to be indicative of the complete
range of variations that may be experienced.

Care should be taken in interpreting these sensitivities. The estimated impact of changes in each of the variables has been calculated in isolation from changes in other variables over the full year. In practice, changes in variables may offset each other or may be additive, and it is likely that BHP Steel's management would respond to any adverse change in one variable by taking action to minimise the net effect on BHP Steel's earnings.

Hot rolled coil price sensitivity

BHP Steel's forecast EBIT is very sensitive to assumptions relating to hot rolled coil prices. The assumption of an increase in the hot rolled coil prices in the forecast for the year ending 30 June 2003 takes into account a number of factors. During the current trough in the steel price cycle, the price of European exported hot rolled coil has been US$195 per tonne as recently as February 2002, which is close to the lowest price for this product at any time in the last 15 years. The historical long-term trend for hot rolled coil prices is downwards, however, current prices are below this trend and recent market activity has seen an increase in prices.

International steel prices are volatile and difficult to forecast. For example, in the last five years, the European exported hot rolled coil price has sometimes varied by as much as US$140 per tonne in a 12 month period. During this period, the average European exported hot rolled coil price was around US$270 per tonne and the standard deviation was US$52. The assumed increase in the year ending 30 June 2003 may therefore not occur in that period or may not be as large or as sustained as forecast. The business risks associated with the volatility of international steel prices and the difficulties in forecasting them are set out in Part 4.4.1 of this Scheme Booklet.

Table 5.7.2(a): Hot rolled coil price sensitivity

$ millions	Impact on forecast EBIT for the year ending 30 June 2003
Assumption	
+/- US$25/tonne movement in average hot rolled coil price[(1)]	104

(1) The sensitivity analysis assumes a US$25 per tonne equivalent impact on the price of export cold rolled coil and plate, and a US$19 per tonne impact on the price of export slab. Prices of export metallic coated and painted steel products as well as Australian domestic pipe and tube products are assumed to change by less than US$25 per tonne due to the existence of other market factors. The sensitivity excludes the impact on North Star BHP Steel which is separately considered in the sensitivity analysis in Table 5.7.2(b) below.

Table 5.7.2(b): Other significant sensitivities

$ millions	Impact on forecast EBIT for the year ending 30 June 2003
Assumption	
+/- US$10/tonne movement in North Star BHP Steel scrap to hot rolled coil price spread	16
+/- 2% movement in slab production in Australia and New Zealand	14
+/- 1c movement in Australian dollar/US dollar exchange rate[(1)]	10
+/- US$1/tonne movement in coking coal costs	7
+/- US$1/tonne movement in iron ore costs	14

(1) The movement in the Australian dollar/US dollar exchange rate includes a restatement of US dollar denominated receivables and payables.

THIS PAGE IS LEFT INTENTIONALLY BLANK

PART 6 BHP BILLITON (POST-STEEL DEMERGER)

6.1 BHP BILLITON STRATEGIES AFTER THE STEEL DEMERGER

For some time prior to the creation of the DLC between BHP Limited and Billiton Plc, the then BHP Limited board had been considering a range of initiatives aimed at maximising the value of each of its businesses, particularly BHP Steel, in the context of an asset portfolio focused on the growth of its minerals and petroleum businesses. The DLC merger in June 2001 and the consequent further re-weighting of the combined asset base towards natural resources crystallised the view that shareholder value would be maximised and the business performance of BHP Steel better assured through the separate listing of that company.

As a result of the Steel Demerger, the BHP Billiton Board and management team will be able to spend more time focusing on its core businesses of minerals and petroleum.

BHP Billiton aspires to be one of the world's premier companies. This will be accomplished by delivering upon its vision to earn superior returns for BHP Billiton Shareholders as the world's premier supplier of natural resources and related products and services. In addition to the delivery of superior returns and its focus on shareholder value, BHP Billiton recognises that its success as a global corporation depends, in large part, on how effectively it works with its customers, its employees and the communities in which it operates.

6.1.1 BHP Billiton business model

BHP Billiton's business model is designed to support the achievement of superior shareholder returns through the:

- maximisation of returns and the management of risk at the portfolio level;
- effective deployment of capital to new growth projects and merger and acquisition opportunities;
- efficient extraction of value from existing assets;
- facilitation of knowledge sharing and best practices procedures throughout the BHP Billiton group; and
- achievement of value through the marketing structure, as well as the identification of new business initiatives.

The main features of the BHP Billiton model are:

(a) Customer sector group structure

The customer sector groups ("**CSGs**") have been established based on natural customer-orientated groupings of commodities, consistent with BHP Billiton's approach of orientating the business from the customer to the mines, rather than simply on the extraction and delivery of product. Each of the CSGs is a substantial business in its own right, and has significant autonomy to optimise its business with clear accountability, based on its strategic plan, for EBIT performance and shareholder value-add. In addition to implementing corporate strategic initiatives in their own businesses, the CSGs are tasked with delivering sector-specific growth opportunities.

(b) Portfolio model

Key capital management, risk management and major portfolio decisions are taken at a group level. BHP Billiton utilises financial risk management techniques to quantify the value of portfolio diversification as well as quantify and manage portfolio risk. The portfolio model provides a number of advantages beyond that provided by the aggregation of business strategies at the CSG level, including greater stability of cash flows, the ability to invest throughout individual commodity business cycles, the ability to provide more customer focused solutions and the provision of critical mass in capital markets.

(c) Marketing structure

The marketing approach entails the adoption of a coordinated marketing function based around twin hubs in The Hague and Singapore, designed to augment and extend the product offering to customers and enhance value from a customer orientated approach to the delivery of product as well as selling more goods than the group itself produces. Marketing personnel from within the CSGs are located in one of the twin hubs and have a direct reporting line to both their CSG President and the group's Chief Marketing Officer.

(d) Common business processes

BHP Billiton seeks to adopt common business processes and practices in order to deliver operational improvements through the rigorous application of these proven best practices across the group. This has been termed the "BHP Billiton Way". The specific benefits which will be achieved from this include: cost reduction; production or yield increases; capital elimination or deferral; faster and more efficient project implementation; and health, safety, environmental and community improvements.

6.1.2 Strategic framework and performance measures

In April 2002, BHP Billiton set out its strategic framework and announced a series of performance measures by which shareholders and the market more generally could judge its progress. The value drivers, which are the key features that BHP Billiton believes distinguish it from its competitors, are set out below, along with the specific strategic imperatives and performance measures which flow from these.

Value Drivers (Organisational capabilities & distinguishing factors)	Strategic Imperatives	Performance Measures
I. Outstanding Assets	**1. Zero Harm** • BHP Billiton is committed to continued improvement in its HSEC performance towards its aspirational goal of zero harm to people and the environment	1. Improving HSEC Performance • Policy goal of zero harm (zero fatalities, zero significant environmental incidents, no transgressions of UN Declaration of Human Rights) • Expenditure of 1% of pre-tax profits (three year rolling average) on community development programmes
	2. Operating Excellence • 60% of the group's assets are in the first quartile of costs and 80% are in the lowest half of the cost curve • Improved unit cost performance • Improved capital efficiency • Systematic process to establish, benchmark and transfer best practices across the group ("The BHP Billiton Way")	**2. Cut Operating Costs** • Reduce operating costs for existing business by 2% in real terms per annum on average over the next three years (US$500 million in FY 2003-05). • Achieve US$270 million merger benefits by the end of FY 2003. • Improved EBIT & Free Cash Flow (normalised) **3. Return on Capital** • Return on capital - greater than 15% by 2006
II. Growth From Deep Inventory of Projects	**3. Project Evaluation & Execution** • The group has a deep inventory of high quality growth projects spread across its main Customer Sector Groups (CSGs) • Investment evaluation and project execution skills will be central to the efficient delivery of this growth potential • High value growth will be pursued through a combination of brownfield and greenfield projects, as well as appropriate M&A activities	**4. Evaluate/Implement Projects** • BHP Billiton has US$10 billion of mature identified growth potential in the current portfolio (approximately US$2.5 billion has been committed since the merger to April 2002) • The indicative split of expenditure by CSGs to 2006 is as follows - Aluminum 15% - Base Metals 15% - 20% - Carbon Steel Materials 10% - Energy Coal 10% - Petroleum 35% - 40% - Stainless Steel Materials & Others 10%

Value Drivers (Organisational capabilities & distinguishing factors)	Strategic Imperatives	Performance Measures
III. Customer-Centric Marketing	**4. Serving Customers Best** • BHP Billiton's marketing approach seeks to combine physical product handling skills with the flexibility and trading skills of a merchant, and the risk management skills of a financial institution • The combination of these skills will allow additional value creation and growth opportunities through the transformation of products from a purely physical, to an augmented offer	**5. Preferred supplier status & global marketing and trading**
IV. The Portfolio Effect	**5. Portfolio Management** • Key capital management, risk management and portfolio management decisions are taken at a group level. The major focus is on enhancing the performance of the existing portfolio of assets, and the management of portfolio risk	
	6. Funding & Capital Management • BHP Billiton will maintain an approach to funding and capital management to support delivery of its strategic imperatives. This includes maintaining a credit rating that will enable the Group to minimise its cost of debt within the constraints of optimising its gearing ratio and debt maturity profile to reduce its overall cost of capital	**6. Maintain a credit rating of "A" or better** • Generate positive cash flow after tax and investment every year • Maintain EBITDA to interest coverage ratio such that the ratio exceeds eight times over the cycle (gearing band of 35%-40%) • Cash Flow at Risk to Cash Flow ratio not greater that 25%
V. The Petroleum Customer Sector Group	**7. Value Adding Growth** • Petroleum provides the ability for BHP Billiton to pursue high quality growth opportunities in the E&P sector, without some of the regulatory and market constraints that may impact upon growth in some metals and mining sectors • Petroleum, in combination with the Group's other energy positions allows the pursuit of energy marketing and trading opportunities	**7. Low discovery costs & growth in reserves and production**

Value Drivers (Organisational capabilities & distinguishing factors)	Strategic Imperatives	Performance Measures
VI. Innovation	**8. Creative Thinking Commercial Judgement Transaction Execution** • Pursuit of selective growth opportunities based on accessing external and internal networks related to existing BHP Billiton activities (business development initiatives, BCAP - a group within BHP Billiton tasked with generating new growth options)	8. Dependent on opportunities

6.2 PRO FORMA FINANCIAL IMPACT OF THE STEEL DEMERGER ON BHP BILLITON

6.2.1 Introduction

This Part estimates what the impact of the Steel Demerger would have been on the financial performance of BHP Billiton for the six months ended 31 December 2001 had the Steel Demerger occurred on 1 July 2001, and the financial position of BHP Billiton as at 31 December 2001 had the Steel Demerger occurred on 31 December 2001. This pro forma financial information does not purport to represent the actual results of BHP Billiton had the Steel Demerger occurred on those dates, nor to project results of BHP Billiton for any future period. The financial performance is only reported for the six months to 31 December 2001 as Australian regulatory requirements do not allow the combination of the results of the BHP Billiton Limited Group with those of the BHP Billiton Plc Group for periods prior to the creation of the DLC in June 2001.

6.2.2 Use of proceeds

The Steel Demerger will release approximately $565 million in cash to BHP Billiton by the repayment of inter-company debt owed to BHP Billiton by BHP Steel. In addition, BHP Billiton is expected to receive approximately $124 million to $157 million (based on the Indicative Price Range) from the sale of its 6% holding of BHP Steel Shares under the Sale Facility. For the purposes of the financial information presented in this Part, the proceeds received from BHP Billiton's sale of BHP Steel Shares are estimated to be $140 million, which assumes a value of $2.95 per BHP Steel Share which is the mid-point of the Indicative Price Range.

The net proceeds will be applied to general corporate purposes, including the reduction of debt. The financial analysis described in this Part 6.2 assumes that the net proceeds received by BHP Billiton are used to repay debt. Therefore, this analysis does not allow for the impact of BHP Billiton investing the net proceeds in new projects which could earn more or less than its cost of debt.

6.2.3 Basis of preparation

The table in Part 6.2.4 sets out the impact of the Steel Demerger on BHP Billiton as outlined above. This financial information is prepared in accordance with Australian Generally Accepted Accounting Principles ("**Australian GAAP**") and presented in Australian dollars. Terms used in the table are described below.

BHP Billiton actual is prepared on a combined BHP Billiton Limited and BHP Billiton Plc basis and represents the financial performance for the six months ended 31 December 2001 and the financial position as at that date, as reported in BHP Billiton Limited's Interim Report issued with an Independent Review Report prepared by BHP Billiton's independent auditors.

Effect of Capital Reduction, debt reduction and share sale reflects the change in BHP Billiton Shareholders' equity as a result of the Capital Reduction and the change in BHP Billiton's interest bearing liabilities as a combined result of BHP Steel's repayment of inter-company debt and the proceeds from the sale of BHP Steel Shares under the Sale Facility. The debt reduction is also reflected as a proportional reduction of borrowing costs in the condensed Statement of Financial Performance.

BHP Steel actual is a summary of the actual BHP Steel financial performance for the six months ended 31 December 2001 and the financial position of BHP Steel as at 31 December 2001, as included in the actual results for BHP Billiton. The financial performance and financial position differ from the pro forma financial information of BHP Steel in Part 5 of this Scheme Booklet as the proforma financial information includes normalisation adjustments. The ***BHP Steel actual*** financial information also differs to the Steel segment financial information reported in the BHP Billiton Interim Report due to:

- certain assets and liabilities included in BHP Billiton's Steel segment will not form part of the assets and liabilities included in the Steel Demerger; and
- ***BHP Steel actual*** includes existing BHP Steel related debt whilst all debt for BHP Billiton's segment reporting is excluded from operating segments and included in Net Unallocated Interest.

Impact of the Steel Demerger includes the effects of:

- BHP Steel becoming an external customer of BHP Billiton's minerals and gas businesses, the effect of which is the reclassification of inter-company sales revenue and receivables to external amounts, with no impact on net profit; and
- transaction costs of the Steel Demerger estimated at $47 million ($33 million after tax). These primarily relate to the Sale Facility, advisers' fees, legal expenses and the printing and distribution of documents. These costs will be treated as an additional reduction in BHP Billiton Shareholders' equity.

BHP Billiton pro forma results are a summary of BHP Billiton's financial performance for the six months ended 31 December 2001 assuming that the Steel Demerger was effective from 1 July 2001 and a summary of BHP Billiton's financial position as at 31 December 2001 assuming that the Steel Demerger was effective at that date.

6.2.4 Comparison of BHP Billiton before and after the Steel Demerger

Prepared in accordance with Australian GAAP A$ million	BHP Billiton actual	Effect of Capital Reduction, debt reduction and share sale	Less BHP Steel actual	Impact of the Steel Demerger	BHP Billiton pro forma
Condensed Statement of Financial Performance for the half year ended 31 December 2001					
Sales revenue	15,730	-	(2,290)	316	13,756
Profit before depreciation and amortisation, borrowing costs and tax expense	5,239	-	(241)	-	4,998
Depreciation & amortisation	(1,724)	-	126	-	(1,598)
Borrowing costs	(503)	15	13	-	(475)
Share of net profit of equity accounted associates	292	-	-	-	292
Profit before tax expense	3,304	15	(102)	-	3,217
Tax expense	(967)	(5)	9	-	(963)
Net profit before outside equity interests	2,337	10	(93)	-	2,254
Outside equity interests	(44)	-	6	-	(38)
Net profit	2,293	10	(87)	-	2,216
Condensed Statement of Financial Position as at 31 December 2001					
Assets					
Cash	1,293	-	(235)	-	1,058
Receivables	5,297	-	(417)	22	4,902
Inventories	3,182	-	(746)	-	2,436
Property, plant and equipment	36,437	-	(3,219)	-	33,218
Other	7,823	-	(230)	13	7,606
Total assets	54,032	-	(4,847)	35	49,220

6.2.4 Comparison of BHP Billiton before and after the Steel Demerger (Continued)

Liabilities					
Payables	3,942	-	(469)	47	3,520
Interest bearing liabilities	15,690	(705)	(227)	-	14,758
Provisions and tax liabilities	8,992	-	(808)	-	8,184
Total liabilities	28,624	(705)	(1,504)	47	26,462
Net assets	25,408	705	(3,343)	(12)	22,758
Equity attributable to:					
Members of BHP Billiton	24,758	(2,605)	-	(12)	22,141
Outside equity interests	650	-	(33)	-	617
Total equity	25,408	(2,605)	(33)	(12)	22,758
Key ratios					
EBIT Margin (EBIT/sales)	24.2%				26.8%
EBITDA Margin (EBITDA/sales)	35.2%				38.5%
EBIT Interest Cover (times)(1)	7.2x				7.3x
EBITDA Interest Cover (times)(2)	10.4x				10.5x
Gearing(3)	38.2%				39.3%

(1) Calculated as operating profit before borrowing costs and income tax expense divided by total borrowing costs (including $29 million capitalised interest).

(2) Calculated as operating profit before borrowing costs, income tax expense, depreciation and amortisation divided by total borrowing costs (including $29 million capitalised interest).

(3) Total interest bearing liabilities as a percentage of total interest bearing liabilities plus shareholders' equity.

6.2.5 Discussion of the pro forma financial impact of the Steel Demerger Proposal

The financial impact of the Steel Demerger on BHP Billiton relates principally to the exclusion of the earnings and net assets of BHP Steel.

The Steel Demerger will result in the following:

- a reduction in BHP Billiton's sales, profit and net assets due to the loss of the sales, profit and net assets of BHP Steel;
- a reduction in BHP Billiton Shareholders' equity due to the Capital Reduction; and
- a reduction in BHP Billiton's net debt reflecting the inter-company debt repaid by BHP Steel to BHP Billiton and the assumed sale of BHP Billiton's 6% holding of BHP Steel Shares under the Sale Facility.

Changes to the key financial ratios include:

- increased EBIT and EBITDA margins reflecting the removal of the lower margin BHP Steel business over this period; and
- a marginal increase in the level of gearing due to the relatively lower level of gearing in BHP Steel upon demerger.

6.2.6 Financial impact on the creditors of BHP Billiton and BHP Steel

The BHP Billiton Board is of the opinion that the Steel Demerger will not affect either group's ability to pay creditors or to meet their debts as and when they fall due. As the Capital Reduction proceeds will be applied to the transfer of BHP Steel Shares, there will be no cash payment from BHP Billiton to BHP Billiton Shareholders.

All liabilities associated with the businesses that comprise BHP Steel, including liabilities to lenders, trade creditors and employees, will be assumed by BHP Steel entities. Any such liabilities will continue to be funded from the operating cash flows of the BHP Steel businesses.

Ernst & Young Corporate Finance, the independent expert, has also concluded that the Steel Demerger does not materially prejudice the interests of BHP Billiton's creditors. The report provided by Ernst & Young Corporate Finance is set out as Annexure D to this Scheme Booklet.

6.2.7 Comparison of BHP Billiton before and after the Steel Demerger prepared in accordance with UK GAAP and presented in US$

BHP Billiton also prepares financial statements in accordance with UK GAAP and presented in US dollars. The table below has been included in this document as it may be of interest to some users. It is prepared on a basis consistent with that described in Part 6.2.3, except that BHP Billiton actual is as presented in the BHP Billiton Plc Interim Report.

Comparison of BHP Billiton before and after the Steel Demerger prepared in accordance with UK GAAP and presented in US$

Prepared in accordance with UK GAAP US$ million	BHP Billiton actual	Effect of Capital Reduction, debt reduction and share sale	Less BHP Steel actual	Impact of the Steel Demerger	BHP Billiton pro forma
Condensed Profit and Loss Account for the half year ended 31 December 2001					
Group turnover	8,079	-	(1,263)	162	6,978
Profit before taxation	1,622	8	(51)	-	1,579
Taxation	(402)	(3)	4	-	(401)
Profit after taxation	1,220	5	(47)	-	1,178
Equity minority interests	(22)	-	3	-	(19)
Attributable profit	1,198	5	(44)	-	1,159
Condensed Balance Sheet as at 31 December 2001					
Fixed assets					
Intangible	9	-	-	-	9
Tangible	19,279	-	(1,698)	-	17,581
Investments	2,425	-	(75)	-	2,350
	21,713	-	(1,773)	-	19,940
Current assets					
Stocks	1,507	-	(329)	-	1,178
Debtors	3,257	-	(366)	18	2,909
Investments	175	-	(1)	-	174
Cash	661	-	(127)	-	534
	5,600	-	(823)	18	4,795
Current creditors	(3,738)	-	435	(24)	(3,327)
Net current assets	1,862	-	(388)	(6)	1,468
Total assets less current liabilities	23,575	-	(2,161)	(6)	21,408
Non-current creditors	(7,297)	360	63	-	(6,874)
Provisions	(3,777)	-	395	-	(3,382)
Net assets	**12,501**	**360**	**(1,703)**	**(6)**	**11,152**
Equity minority interests	(322)	-	17	-	(305)
Attributable net assets	12,179	360	(1,686)	(6)	10,847
Equity shareholders' funds	12,179	(1,326)		(6)	10,847

PART 7 TAXATION IMPLICATIONS

7.1 GENERAL

The intention of the following information is to provide a guide to the general taxation position of BHP Billiton Limited Shareholders in relation to the Capital Reduction and the Scheme, based on income tax legislation enacted as at the date of this Scheme Booklet. It does not purport to be a complete analysis or identification of all potential taxation consequences nor is it intended to replace the need for specialist taxation advice in respect of the particular circumstances of individual BHP Billiton Limited Shareholders.

Part 7.2 of this Scheme Booklet discusses the Australian taxation consequences of the Capital Reduction and the Scheme.

Parts 7.3, 7.4 and 7.5 of this Scheme Booklet discuss the taxation consequences for US, United Kingdom and New Zealand resident BHP Billiton Limited Shareholders. These jurisdictions have been selected because they are the jurisdictions in which the largest number of BHP Billiton Limited Shareholders are located whose registered addresses on the BHP Billiton Share Register are outside Australia. Except as regards the US, the United Kingdom and New Zealand, this Scheme Booklet does not contain a discussion of the possible taxation implications in foreign jurisdictions, of the Capital Reduction and the Scheme for BHP Billiton Limited Shareholders whose registered addresses on the BHP Billiton Share Register are outside Australia.

All BHP Billiton Limited Shareholders should consult their taxation advisers as to the taxation consequences of the Capital Reduction and the Scheme.

7.2 AUSTRALIAN TAXATION CONSEQUENCES OF THE CAPITAL REDUCTION AND THE SCHEME

7.2.1 General

The following is a summary of the current Australian taxation consequences of the Capital Reduction and the Scheme as well as the potential consequences of recently proposed demerger rules. This summary has been reviewed by Arthur Andersen, accountants.

This summary is not applicable to all BHP Billiton Limited Shareholders and, in particular, does not apply to:

- BHP Billiton Limited Shareholders who do not hold their BHP Billiton Limited Shares as capital assets (for example, BHP Billiton Limited Shareholders who hold their BHP Billiton Limited Shares as trading stock or revenue assets);
- non-resident BHP Billiton Limited Shareholders who own (or are deemed to own) less than 10% of the BHP Billiton Limited Shares on issue; and
- BHP Billiton Limited Shareholders who are not the beneficial owners of their BHP Billiton Limited Shares.

7.2.2 Australian resident BHP Billiton Limited Shareholders - treatment of return of capital

The return of capital by BHP Billiton Limited from its share capital account to Fully Paid BHP Billiton Limited Shareholders and Partly Paid BHP Billiton Limited Shareholders will not be treated (in whole or part) as a dividend for Australian taxation purposes. In this regard, BHP Billiton Limited has sought and obtained a class ruling from the Australian Taxation Office ("**ATO**") which confirms the treatment of the return of capital. The class ruling will be published by the ATO as Class Ruling CR 2002/26 and is expected to be available on the ATO's website.

Those BHP Billiton Limited Shareholders who acquired BHP Billiton Limited Shares before 20 September 1985 will have no Australian CGT consequences arising on the return of capital from BHP Billiton Limited's share capital account, other than those outlined in Part 7.2.3 of this Scheme Booklet, as these BHP Billiton Limited Shares do not fall within the Australian CGT regime.

BHP Billiton Limited Shareholders who acquired (or are deemed to have acquired) BHP Billiton Limited Shares on or after 20 September 1985 will not realise a capital gain or loss in respect of the receipt of the return of capital from BHP Billiton Limited's share capital account.

In relation to Partly Paid BHP Billiton Shareholders, the Interim Call will be made and the Reduction Amount will be applied to meet the Interim Call and should not be taxable. Partly Paid BHP Billiton Shareholders will not receive any BHP Steel Shares.

7.2.3 Cost base of BHP Billiton Limited Shares

For BHP Billiton Limited Shareholders who acquired BHP Billiton Limited Shares before 20 September 1985, those BHP Billiton Limited Shares will not fall within the Australian CGT regime. The concept of "cost base" for those BHP Billiton Limited Shares is irrelevant.

For BHP Billiton Limited Shareholders who acquired (or are deemed to have acquired) BHP Billiton Limited Shares on or after 20 September 1985, the cost base (indexed up to the September 1999 quarter if appropriate) of those BHP Billiton Limited Shares for Australian CGT purposes will change. Generally, it will be reduced by the Reduction Amount for each BHP Billiton Limited Share. Accordingly, the cost base of each BHP Billiton Limited Share will be the cost base less the Reduction Amount for that BHP Billiton Limited Share.

For example, if a BHP Billiton Limited Shareholder has a BHP Billiton Limited Share which has a cost base for Australian CGT purposes of $8.00 and receives a return of capital of $0.69 cents for each BHP Billiton Limited Share from BHP Billiton Limited as part of the Scheme, the BHP Billiton Limited Shareholder will not realise a capital gain or loss on receipt of the return of capital. The BHP Billiton Limited Shareholder will have an adjusted cost base for each BHP Billiton Limited Share after implementation of the Scheme of $7.31.

If the BHP Billiton Limited Shareholder subsequently disposes of their BHP Billiton Limited Share, the adjusted cost base (post the return of capital) will be used in the calculation of any Australian CGT liability. The method of calculation will depend on whether or not the BHP Billiton Limited Share was acquired before 21 September 1999 and on the nature of the BHP Billiton Limited

Shareholder (e.g. company, individual, complying superannuation fund or trust). Where the BHP Billiton Limited Share was acquired before 21 September 1999, the BHP Billiton Limited Shareholder may chose to index elements of the BHP Billiton Limited Share's cost base up to the September 1999 quarter, at which point indexation has been frozen. Alternatively, the gain may be eligible for the discount capital gain method (refer to Part 7.2.4 of this Scheme Booklet for an explanation of this method which is not available for companies). Where the BHP Billiton Limited Share was acquired on or after 21 September 1999 and is disposed of more than 12 months after its acquisition, no indexation is available and only the discount capital gain method may be available.

7.2.4 Cost base of BHP Steel Shares

Regardless of whether the BHP Billiton Limited Shares owned by a BHP Billiton Limited Shareholder were acquired before, on or after 20 September 1985, their BHP Steel Shares will fall within the Australian CGT regime. Generally, the cost base for Australian CGT purposes of the BHP Steel Shares acquired under the Scheme will be equal to the amount of the return of capital which the BHP Billiton Limited Shareholder is treated as receiving under the Scheme which was compulsorily applied to acquire the BHP Steel Share, namely $3.45 per BHP Steel Share.

If a BHP Billiton Limited Shareholder were to dispose of their BHP Steel Shares under the Sale Facility or immediately on ASX at a price greater than the BHP Steel acquisition price, the BHP Steel Shareholder would realise a capital gain equal to the difference (excess).

If the price received on ASX is less than the BHP Steel Share acquisition price, the BHP Steel Shareholder will realise a capital loss equal to the difference (shortfall).

7.2.5 Calculation of Australian CGT on disposal

As all BHP Steel Shares will be acquired after 21 September 1999, there will be no indexing of the cost base to adjust for inflation and only the discount capital gain method may be available (as mentioned in Part 7.2.2 of this Scheme Booklet).

Where the BHP Billiton Limited Shares or BHP Steel Shares are held by individuals, complying superannuation funds or trusts for more than 12 months, BHP Billiton Limited has received advice that those parties may be entitled to claim a CGT discount in calculating the amount of the capital gain.

For an individual, the CGT discount is worked out as follows:

- the individual must calculate the capital gain on the difference between the price received on the sale of the shares and the cost base of the shares (no indexation);
- if the individual has any capital losses they must be used to offset the capital gain; and
- of the remaining capital gain (if any), only one-half (50% discount) of the capital gain is then included in their assessable income.

For complying superannuation funds, the same general methodology as above is used, with the exception that two-thirds (33.3% discount) of the remaining capital gain after the offset of available capital losses (if any) is included in their assessable income. The methodology for trusts is complex and has not been outlined in this Part 7.2.5. Trustees should obtain specific taxation advice in this regard.

For BHP Billiton Limited Shares or BHP Steel Shares which are disposed of for a price less than their cost base, the BHP Billiton Limited Shareholder or the BHP Steel Shareholder (as the case may be) may incur a capital loss. This capital loss may be available to offset against capital gains in the same year of income or may be carried forward for future years of income. It cannot be used to offset other assessable income.

7.2.6 Non-resident BHP Billiton Limited Shareholders - treatment of return of capital

Consistent with the treatment of Australian resident BHP Billiton Limited Shareholders, the return of capital by BHP Billiton Limited from its share capital account should not be treated (in whole or in part) as a dividend for Australian taxation purposes.

For non-resident BHP Billiton Limited Shareholders that own (or are deemed to own) 10% or more of the BHP Billiton Limited Shares on issue, or whose BHP Billiton Limited Shares have been used in carrying on a trade or business (wholly or partly) at or through a permanent establishment in Australia, the Australian CGT consequences are the same as for those outlined for Australian resident BHP Billiton Limited Shareholders (refer to Part 7.2.1 of this Scheme Booklet). Non-resident BHP Billiton Limited Shareholders that own less than 10% of the BHP Billiton Limited Shares on issue are prima facie not subject to Australian CGT.

7.2.7 New proposed demerger rules

(a) General

Demerger relief ("**the relief**") was recommended in the Review of Business Taxation's final paper entitled "A Tax System Redesigned" (the "**Ralph Review**") in July 1999 and represents one of the initiatives which are proposed to be adopted by the Australian Government. As announced by the Treasurer on 22 March 2001, legislation providing the relief is proposed to have effect from 1 July 2002. The Capital Reduction and the Scheme addressed in this Scheme Booklet are expected to qualify for the relief.

However, at the time of the lodgement of this Scheme Booklet with ASIC, the bill introducing the relief has not yet been introduced into Parliament. It is currently expected to be introduced in June 2002. However, based on the Ministerial announcement of 6 May 2002 (Media Release C40/02 of the Assistant Treasurer), it is intended to apply as follows.

(b) Treatment of return of capital - proposed demerger rules

Consistent with current law, the return of capital by BHP Billiton Limited from its share capital account to Fully Paid BHP Billiton Limited Shareholders should not be regarded as a taxable dividend in the hands of Fully Paid BHP Billiton Limited Shareholders.

(c) Cost base of BHP Billiton Limited Shares - proposed demerger rules.

If the relief applies, this will impact the determination of the cost base of both BHP Billiton Limited Shares and BHP Steel Shares. Accordingly, its potential impact should be understood before making any decision regarding these shares.

For BHP Billiton Limited Shareholders who acquired BHP Billiton Limited Shares before 20 September 1985, those BHP Billiton Limited Shares will continue to remain outside the Australian CGT regime.

For BHP Billiton Limited Shareholders who acquired (or are deemed to have acquired) BHP Billiton Limited Shares on or after 20 September 1985, the cost base (indexed up to the September 1999 quarter if appropriate) of those BHP Billiton Limited Shares for Australian CGT purposes will change. Generally, it will be reduced by the amount of cost base allocated to their BHP Steel Shares (instead of the current methodology which reduces the cost base by the Reduction Amount). The reduction will be determined using that proportion as the relative market value of the BHP Steel business bears to the market value of the BHP Billiton Limited group as a whole (including BHP Steel).

For example, if a BHP Billiton Limited Shareholder has a BHP Billiton Limited Share which has a present cost base for Australian CGT purposes of $8.00 and it is determined that BHP Steel represents (say) 5% of the market value of the BHP Billiton Limited group, the cost base in the BHP Billiton Limited Share will decrease by 40 cents to $7.60. The rules for the precise determination of the relative market values are not yet available, but will be advised to shareholders following their finalisation.

(d) Cost base of BHP Steel Shares - proposed demerger rules.

For those BHP Billiton Limited Shareholders who acquired BHP Billiton Limited Shares before 20 September 1985, BHP Steel Shares acquired in connection with these BHP Billiton Limited Shares will also be considered to have been acquired before 20 September 1985 and will remain outside the Australian CGT regime.

For those BHP Billiton Limited Shareholders who acquired their BHP Billiton Limited Shares on or after 20 September 1985, their BHP Steel Shares will fall within the Australian CGT regime. Generally, the cost base for Australian CGT purposes of the BHP Steel Shares acquired under the Scheme will be determined using that proportion as the relative market value that the BHP Steel business bears to the market value of the BHP Billiton Limited group as a whole (including BHP Steel).

For example, if it is determined that BHP Steel represents (say) 5% of the market value of the entire BHP Billiton Limited group, and the BHP Billiton Limited Share was acquired by the shareholder for $8.00, the cost base of the BHP Steel Share received under the Scheme for every five BHP Billiton Limited Shares will be $2.00 (5 x 40 cents). The rules for the precise determination of the relative market values are not yet available, but will be advised to shareholders following their finalisation.

(e) Calculation of Australian CGT on disposal - proposed demerger rules

With two exceptions, the Australian CGT on disposal under the proposed demerger rules will be as currently applicable (see Part 7.2.5 of this Scheme Booklet).

The first exception is the determination of the relative cost bases of the BHP Billiton Limited Shares and BHP Steel Shares, as per Parts 7.2.7(c) and 7.2.7(d) above.

The second exception is that, under the proposed demerger rules (unlike existing law) BHP Billiton Limited Shareholders who acquired their BHP Billiton Limited Shares before 20 September 1985 will be exempt from CGT on the disposal of any BHP Steel Shares which emanate from such "pre 1985" BHP Billiton Limited Shares.

7.3 US RESIDENT BHP BILLITON LIMITED SHAREHOLDERS

7.3.1 General

This Part sets out the material US federal income tax consequences of the Scheme to US holders, as defined below. This description has been provided by Sullivan & Cromwell (lawyers, US). It applies only to US holders that hold BHP Billiton Limited Shares or ADSs (and will hold BHP Steel Shares, if any, distributed to them pursuant to the Scheme) as capital assets. It does not apply to US holders that are subject to special rules, such as US holders that hold BHP Billiton Limited Shares or ADSs as part of a straddle or a hedging or conversion transaction.

For purposes of this Part, a "US holder" is a beneficial owner of fully paid BHP Billiton Limited Shares or ADSs that is (i) a citizen or resident of the US, (ii) a corporation created or organised in the US or any political subdivision thereof, (iii) an estate whose income is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust.

The advice set out in this Part 7.3 is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. In addition, the advice is based upon certain customary factual representations made by BHP Billiton Limited and BHP Steel and customary assumptions.

The conclusions set out in this Part 7.3 are not binding on the Internal Revenue Service and no ruling has been or will be requested from the Internal Revenue Service concerning the US federal income tax consequences of the Scheme.

US holders are encouraged to consult their own tax advisers as to the US federal, as well as the US state and local and non-US, tax consequences to them of the Scheme in their particular circumstances.

7.3.2 US holders who are not Selling Shareholders

A US holder who is not a Selling Shareholder should not recognise any income or gain on the receipt of BHP Steel Shares pursuant to the Scheme if the sum of (i) the BHP Steel Shares retained by BHP Billiton Limited plus (ii) the BHP Steel Shares sold under the Sale Facility (including the BHP Steel Shares attributable to Ineligible Overseas Shareholders), represents 20% or less of the total number of BHP Steel Shares on issue. If this 20% threshold is exceeded, however, a US holder will be treated (as more fully described below) as receiving a taxable distribution equal to the US dollar value of the BHP Steel Shares distributed on the holder's BHP Billiton Limited Shares.

Tax-free distribution. A US holder that does not recognise income or gain on the receipt of BHP Steel Shares must allocate its tax basis in BHP Billiton Limited Shares or ADSs, determined immediately prior to the distribution of BHP Steel Shares, between the holder's BHP Billiton Limited Shares or ADSs on the one hand and the BHP Steel Shares distributed on the holder's BHP Billiton Limited Shares or ADSs on the other, in proportion to their relative fair market values on the date the BHP Steel Shares are distributed.

Accordingly, a US holder's tax basis in BHP Steel Shares will equal the holder's tax basis in its BHP Billiton Limited Shares or ADSs, determined immediately before the distribution of BHP Steel Shares, multiplied by (x) the fair market value of the BHP Steel Shares distributed on the holder's BHP Billiton Limited Shares or ADSs, determined as of the date of the distribution, and divided by (y) the fair market value, determined as of the date of the distribution of BHP Steel Shares, of (i) the holder's BHP Billiton Limited Shares or ADSs plus (ii) the BHP Steel Shares distributed on the holder's BHP Billiton Limited Shares or ADSs. In addition, the holder will have a holding period for the BHP Steel Shares received that includes the holder's holding period for the BHP Billiton Limited Shares or ADSs on which the BHP Steel Shares were distributed.

The US holder will recognise capital gain or loss on a subsequent sale or other disposition of BHP Steel Shares equal to the difference between the US dollar value of the amount realised and the holder's US dollar tax basis in the BHP Steel Shares. Capital gain of a non-corporate US holder is generally taxed at a maximum rate of 20% where the holder's holding period for the property exceeds one year.

Taxable distribution. If the 20% threshold described above is exceeded, a US holder will be treated as receiving a taxable distribution in an amount equal to the US dollar value of the BHP Steel Shares distributed on the holder's BHP Billiton Limited Shares or ADSs. The distribution will be treated as a dividend to the extent of the holder's share of BHP Billiton Limited's current and accumulated earnings and profits (as determined under US federal income tax principles), and any excess will be treated as a non-taxable return of capital to the extent of the holder's basis in BHP Billiton Limited Shares or ADSs and thereafter as capital gain. It is anticipated that the entire amount of the distribution will be treated as a dividend and therefore subject to tax as ordinary income at rates of up to 38.6% for non-corporate US holders.

The US holder will have a tax basis in the BHP Steel Shares equal to the US dollar value of those BHP Steel Shares on the date of the distribution and will have a holding period for the BHP Steel Shares that begins on the day after the date of the distribution.

7.3.3 US holders who are Selling Shareholders

A US holder who is a Selling Shareholder will be treated as receiving a taxable distribution equal to the US dollar value of the proceeds received by the holder from the sale of BHP Steel Shares. The distribution will be treated as a dividend to the extent of such US holder's share of BHP Billiton Limited's current and accumulated earnings and profits (as determined in accordance with US federal income tax principles), and any excess will be treated as a non-taxable return of capital to the extent of the US holder's basis in BHP Billiton Limited Shares or ADSs and thereafter as capital gain. It is anticipated that the entire amount of the distribution will be treated as a dividend and therefore subject to tax as ordinary income at rates of up to 38.6% for non-corporate US holders.

7.4 UNITED KINGDOM RESIDENT BHP BILLITON LIMITED SHAREHOLDERS

The following is a summary of current United Kingdom law and Inland Revenue practice. It has been provided by Linklaters (Solicitors, United Kingdom). The summary is intended as a general guide and is not exhaustive. It relates only to the position of BHP Billiton Limited Shareholders or BHP Steel Shareholders who hold their BHP Billiton Limited or BHP Steel Shares beneficially as an investment and who are resident or ordinarily resident in the United Kingdom for tax purposes. The comments below do not apply to certain classes of persons such as dealers, persons holding BHP Billiton Limited Shares or BHP Steel Shares in an individual savings account or trustees or certain trusts. Any BHP Billiton Limited Shareholders who are in any doubt as to their tax position should consult their professional advisers.

7.4.1 Treatment of the Capital Reduction

The Capital Reduction will not be treated as a dividend for United Kingdom tax purposes.

The Capital Reduction will not satisfy the condition of section 136 of the United Kingdom Taxation of Chargeable Gains Act 1992. Therefore, the Capital Reduction will constitute a part disposal by a BHP Billiton Limited Shareholder of his BHP Billiton Limited Shares for the purposes of the United Kingdom taxation of chargeable gains. The market value of the BHP Steel Shares on the Legal Separation Date will be treated as the consideration for the part disposal. In calculating the proportion of the base cost attributable to the part disposal, the formula $A/(A+B)$ is used where A is market value of the part disposed of and B is the market value of the remaining BHP Billiton Limited Shares on the Legal Separation Date.

The part disposal of BHP Billiton Limited Shares as a result of the Capital Reduction may, depending on each BHP Billiton Limited Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom taxation on chargeable gains.

A BHP Billiton Limited Shareholder who is resident or ordinarily resident in the United Kingdom but not domiciled in the United Kingdom will be liable to United Kingdom CGT only to the extent that chargeable gains made on the part disposal of the BHP Billiton Limited Shares are remitted or deemed to be remitted to the United Kingdom. As BHP Billiton Limited's principal share register is situated in Australia, the BHP Billiton Limited Shares are considered to be located abroad for CGT purposes.

After the part disposal of the BHP Billiton Limited Shares under the Capital Reduction, the base cost of the BHP Billiton Limited Shares for United Kingdom taxation of chargeable gains purposes will change. It will be reduced by the amount of base cost attributable to the part disposal under the formula A/(A+B) described above.

The base cost for United Kingdom taxation of chargeable gains purposes of the BHP Steel Shares acquired under the Scheme will be equal to the market value of the BHP Steel Shares on the Legal Separation Date.

7.4.2 Disposal of BHP Billiton Limited Shares

If a BHP Billiton Limited Shareholder subsequently disposes of his BHP Billiton Limited Shares, the adjusted base cost (post the return of capital) will be used in the calculation of any United Kingdom taxation on chargeable gains. A disposal of BHP Billiton Limited Shares may, depending on each BHP Billiton Limited Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom taxation on chargeable gains.

A BHP Billiton Limited Shareholder who is resident or ordinarily resident in the United Kingdom but not domiciled in the United Kingdom will be liable to United Kingdom CGT only to the extent that chargeable gains made on the disposal of BHP Billiton Limited Shares are remitted or deemed to be remitted to the United Kingdom. As BHP Billiton Limited's principal share register is situated in Australia, the BHP Billiton Limited Shares are considered to be located abroad for CGT purposes.

The United Kingdom Government has announced that it is undertaking a review of the residence and domicile rules as they affect the tax liability of individuals. This may affect the tax treatment of a future disposal of BHP Billiton Limited Shares.

7.4.3 Disposal of BHP Steel Shares

If a BHP Steel Shareholder subsequently disposes of his BHP Steel Shares, the base cost established on the acquisition of the BHP Steel Shares under the Scheme will be used in the calculation of any United Kingdom taxation on chargeable gains. A disposal of BHP Steel Shares may, depending on each BHP Steel Shareholder's individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to United Kingdom taxation on chargeable gains.

A BHP Steel Shareholder who is resident or ordinarily resident in the United Kingdom but not domiciled in the United Kingdom will be liable to United Kingdom CGT only to the extent that chargeable gains made on the disposal of the BHP Steel Shares are remitted or deemed to be remitted to the United Kingdom. As BHP Steel's principal share register will be situated in Australia, BHP Steel Shares will be considered to be located abroad for CGT purposes.

The United Kingdom Government has announced that it is undertaking a review of the residence and domicile rules as they affect the tax liability of individuals. This may affect the tax treatment of a future disposal of BHP Steel Shares.

7.5 NEW ZEALAND RESIDENT BHP BILLITON LIMITED SHAREHOLDERS

Chapman Tripp (Barristers and Solicitors, New Zealand) has advised that it is likely that the Capital Reduction will be treated as an assessable dividend for New Zealand resident BHP Billiton Limited Shareholders. As a consequence:

- individual New Zealand resident BHP Billiton Limited Shareholders will be required to include the amount of the Capital Reduction in their income tax return as gross income. No credits will be available to offset the income tax in respect of the Capital Reduction; and
- corporate New Zealand resident BHP Billiton Limited Shareholders will be required to make a foreign dividend withholding payment in respect of the Capital Reduction at the rate of 33%. No underlying foreign tax credit will be available (as it is unlikely that a corporate New Zealand resident BHP Billiton Limited Shareholder will have a sufficient interest in BHP Billiton Limited in order to obtain such a credit). The Capital Reduction will be exempt income of corporate New Zealand resident BHP Billiton Limited Shareholders.

For New Zealand resident BHP Billiton Limited Shareholders who use the Sale Facility to sell some or all of the BHP Steel Shares to which they are entitled, it is likely that the proceeds of sale will be included in gross income (on the basis that the BHP Steel Shares were acquired for the purpose of sale). A deduction from the proceeds of sale will be available for the cost base (being the amount of the Capital Reduction) of the BHP Steel Shares that are sold. If the deduction exceeds the gross proceeds of sale, the excess deduction will be deductible from other income.

For New Zealand resident BHP Billiton Limited Shareholders who continue to hold their BHP Steel Shares, the proceeds from the sale of those BHP Steel Shares in the future will be included in gross income if the New Zealand resident BHP Billiton Limited Shareholder is in the business of dealing in shares or acquired the BHP Steel Shares for the purpose of selling or otherwise disposing of them. New Zealand resident BHP Billiton Limited Shareholders in this situation may wish to seek taxation advice that is specific to their circumstances.

PART 8 ADDITIONAL INFORMATION

8.1 INTRODUCTION

This Part 8 sets out additional information required pursuant to section 412(1)(a)(i) and (ii) of the Corporations Act and Part 3 of Schedule 8 of the Corporations Regulations and additional information on BHP Steel that may be of interest to persons who become BHP Steel Shareholders.

8.2 BHP BILLITON DIRECTORS

The BHP Billiton Directors at the date of lodgment of this Scheme Booklet for registration by ASIC are listed below:

Name	Position
Mr Ben Alberts	Non-Executive Director
Mr Paul Anderson	Chief Executive Officer and Managing Director
Mr Don Argus	Chairman
Mr David Brink	Non-Executive Director
Mr Michael Chaney	Non-Executive Director
Mr John Conde	Non-Executive Director
Mr David Crawford	Non-Executive Director
Mr Brian Gilbertson	Deputy Chief Executive Officer
Mr Charles Goodyear	Executive Director
Mr Cornelius Herkströter	Non-Executive Director
Mr John Jackson	Non-Executive Director
Dr David Jenkins	Non-Executive Director
Mr Derek Keys	Non-Executive Director
Mr John Ralph	Non-Executive Director
Lord Renwick of Clifton	Non-Executive Director
Mr Barry Romeril	Non-Executive Director
Dr John Schubert	Non-Executive Director

8.3 BHP BILLITON DIRECTORS' RECOMMENDATION

The BHP Billiton Directors believe that, taking into account all relevant matters including the Matching Action, the Steel Demerger Proposal is in the best interests of BHP Billiton Limited Shareholders and BHP Billiton Limited, and will not materially prejudice the interests of BHP Billiton's creditors.

Each BHP Billiton Director recommends that you vote in favour of the resolutions required to implement the Steel Demerger Proposal, and intends to vote all BHP Billiton Shares controlled by them in favour of the resolutions required to implement the Steel Demerger Proposal.

8.4 PAYMENTS OR OTHER BENEFITS TO DIRECTORS, SECRETARIES OR EXECUTIVE OFFICERS

No payment or other benefit is proposed to be made or given to any director, secretary or executive officer of BHP Billiton, including BHP Billiton Limited, or of any related body corporate of BHP Billiton Limited, as compensation for loss of, or as consideration for or in connection with his or her retirement from office in BHP Billiton Limited or in a related body corporate of BHP Billiton Limited as a result of the Steel Demerger other than as set out below.

Up to 20 employees (which excludes any persons who will be BHP Steel Directors) who, after the Steel Demerger, will become employees of BHP Steel will be eligible to receive, in aggregate, an amount of approximately $720,000 to recognise their contribution in respect of the implementation of the Steel Demerger Proposal. Such amounts will be paid by BHP Billiton Limited following the Steel Demerger.

8.5 MARKETABLE SECURITIES HELD BY OR ON BEHALF OF BHP BILLITON DIRECTORS

No marketable securities of BHP Billiton are held by or on behalf of BHP Billiton Directors, or to which such persons are otherwise entitled, as at the time of lodgment of this Scheme Booklet for registration by ASIC other than as listed opposite.

No marketable securities of BHP Steel are held by or on behalf of BHP Billiton Directors as at the date of this Scheme Booklet. However, as BHP Steel is at that date a wholly owned subsidiary of BHP Billiton Limited, all of the BHP Billiton Directors collectively control all the BHP Steel Shares on issue.

BHP Billiton Directors who are BHP Billiton Limited Shareholders will be entitled to receive BHP Steel Shares under the terms of the Scheme. BHP Billiton Directors who are BHP Billiton Plc Shareholders will be entitled to receive bonus BHP Billiton Plc Shares as determined by the Matching Action.

	BHP Billiton Shares held by or on behalf of the BHP Billiton Director	Options over BHP Billiton Shares held by or on behalf of the BHP Billiton Director	Performance rights/ similar held by or on behalf of the BHP Billiton Director
Mr Ben Alberts	10,326*	-	-
Mr Paul Anderson	901,129*	1,000,000*(1)	450,000*(2)
Mr Don Argus	193,495*	-	-
Mr David Brink	37,000†	-	-
Mr Michael Chaney	4,338*	-	-
Mr John Conde	32,144*	-	-
Mr David Crawford	12,826*	-	-
Mr Brian Gilbertson	903,252†	-	369,765(5)†
Mr Charles Goodyear	41,302 ADRs*	700,000*(3)	210,733*(4)
Mr Cornelius Herskströter	10,000†	-	-
Mr John Jackson	12,500†	-	-
Dr David Jenkins	10,326*	-	-
Mr Derek Keys	70,000†	-	-
Mr John Ralph	29,190*	-	-
Lord Renwick of Clifton	2,066*	-	-
	6,000†	-	-
Mr Barry Romeril	10,000†	-	-
Dr John Schubert	23,675*	-	-

** BHP Billiton Limited Shares* *† BHP Billiton Plc Shares*

(1) *Upon exercise, these options entitle Mr Anderson to 2,065,100 BHP Billiton Limited Shares (where 1 option = 2.0651 BHP Billiton Limited Shares because of the adjustment to take into account the 2001 bonus issue).*

(2) *Upon exercise, these performance rights entitle Mr Anderson to 963,495 BHP Billiton Limited Shares (where 1 right = 2.1411 BHP Billiton Limited Shares because of the adjustment to take into account the demerger of OneSteel and the 2001 bonus issue).*

(3) *Upon exercise, these options entitle Mr Goodyear to 1,445,570 BHP Billiton Limited Shares (where 1 option = 2.0651 BHP Billiton Limited Shares because of the adjustment to take into account the 2001 bonus issue).*

(4) *Upon exercise, these performance rights entitle Mr Goodyear to 299,491 BHP Billiton Limited Shares (where: for 127,400 performance rights, 1 right = 1 BHP Billiton Limited Share; and for 83,333 performance rights, 1 right = 2.0651 BHP Billiton Limited Shares because of the adjustment to take into account the 2001 bonus issue).*

(5) *Includes 23,420 committed shares and 71,431 matching shares under the BHP Billiton Plc Co-Investment Plan and 274,914 Restricted Share Awards under the BHP Billiton Plc Restricted Share Scheme.*

8.6 NO AGREEMENTS OR ARRANGEMENTS WITH BHP BILLITON DIRECTORS IN CONNECTION WITH THE STEEL DEMERGER PROPOSAL

There are no agreements or arrangements made between any BHP Billiton Director and any other person in connection with or conditional upon the outcome of the Steel Demerger Proposal.

8.7 INTENTION OF BHP BILLITON DIRECTORS CONCERNING THE BUSINESS OF BHP BILLITON

It is the present intention of the BHP Billiton Directors following the implementation of the Steel Demerger Proposal:

- to continue the business of BHP Billiton, as set out in Part 6.1 of this Scheme Booklet; and
- not to make any major changes to the business of BHP Billiton, except as contemplated in Part 6.1 of this Scheme Booklet; and
- to continue the present policies of BHP Billiton relating to the employment of its employees.

8.8 MATERIAL CHANGES IN THE FINANCIAL POSITION OF BHP BILLITON

8.8.1 BHP Billiton Limited

Within the knowledge of the BHP Billiton Directors and other than as disclosed in this Scheme Booklet, the financial position of BHP Billiton Limited has not materially changed since 31 December 2001, being the date of the half-yearly accounts (including balance sheet and profit and loss accounts) for BHP Billiton Limited disclosed to ASX.

8.8.2 BHP Billiton Plc

Within the knowledge of the BHP Billiton Directors and other than as disclosed in this Scheme Booklet, the financial position of BHP Billiton Plc has not materially changed since 31 December 2001, being the date of the half-yearly accounts (including balance sheet and profit and loss accounts) for BHP Billiton Plc disclosed to the LSE and distributed to BHP Billiton Plc Shareholders.

8.9 IMPACT OF THE STEEL DEMERGER PROPOSAL ON BHP STEEL EMPLOYEES

8.9.1 Employment policies

The BHP Steel Directors intend to maintain the current strategies of BHP Steel relating to the employment of its employees. However, these arrangements will continue to be reviewed on an ongoing basis to ensure that the strategies reflect the needs of the business.

8.9.2 Employee incentive plan

After the Steel Demerger, BHP Steel intends to introduce a Long Term Incentive Plan. The Long Term Incentive Plan has been designed to align the interests of key employees of BHP Steel with those of BHP Steel Shareholders.

Under the Long Term Incentive Plan, employees nominated by BHP Steel may be awarded rights over BHP Steel Shares ("**Share Rights**") by the trustee of the Long Term Incentive Plan. These employees include the Managing Director and Chief Executive Officer, Mr Kirby Adams, and other key employees selected by the BHP Steel Board remuneration committee.

Generally, individuals will have no contractual right to participate in the Long Term Incentive Plan. Further, participation in one year will not guarantee participation in future years.

The BHP Steel Board has stated that it intends to consider the introduction of an employee share plan and a non-executive director share plan within the 12 months following the Listing Date.

Award on or shortly after the Listing Date

It is proposed that Mr Kirby Adams and other nominated employees will be allocated a specific number of Share Rights under the Long Term Incentive Plan on or shortly after the Listing Date. The awards will be in lieu of the awards that would otherwise have been made under BHP Billiton Limited's Long Term Incentive Plans in October 2001. In a similar manner to BHP Billiton Limited's Long Term Incentive Plans, the number of Share Rights to be awarded to nominated employees under the Long Term Incentive Plan on or shortly after the Listing Date will be determined by the BHP Steel Board. For this award, a once-only increase equivalent to an additional 50% of the value of the award will be made. This once-only increase will be to recognise that, but for the Steel Demerger, the nominated employees would have been eligible to an award made under BHP Billiton Limited's Long Term Incentive Plans in October 2001, and that the first performance period under the BHP Steel Long Term Incentive Plan will be shorter than the three year period usually adopted under BHP Billiton Limited's plans.

Future awards

It is proposed that another award of Share Rights will be made to Mr Kirby Adams and other nominated employees under the Long Term Incentive Plan in or about September 2002 on terms to be decided at the relevant time. It is expected that these terms will be generally similar to the terms attaching to the awards to be made on or shortly after the Listing Date, except for the performance periods (see below).

Thereafter, it is proposed that awards under the Long Term Incentive Plan will be made on a periodic basis (on terms to be decided at the relevant time) at the discretion of the BHP Steel Board. However, this proposal may change if remuneration policies are revised by the BHP Steel Board.

Consideration for awards

It is intended that Share Rights awarded under the Long Term Incentive Plan on or shortly after the Listing Date, and in or about September 2002, will be awarded for nil consideration.

The BHP Steel Board will determine what, if any, consideration will be payable for future awards.

Exercise price

The BHP Steel Board will determine the exercise price, if any, that will apply to Share Rights to be awarded under the Long Term Incentive Plan. It is proposed that the Share Rights to be awarded to Mr Kirby Adams and certain other key executives on or shortly after the Listing Date will have a nil exercise price.

For other nominated employees, an exercise price will apply to Share Rights awarded on or shortly after the Listing Date. When determining that exercise price, the BHP Steel Board will have regard to the value of BHP Steel Shares for the purposes of the Matching Action (namely, the VWAP of BHP Steel Shares sold under the Sale Facility and BHP Steel Shares traded on ASX during the first five trading days of BHP Steel Shares on ASX).

If the BHP Steel Board determines that an exercise price will apply to Share Rights awarded in or about September 2002, the BHP Steel Board will, when determining the exercise price that will apply to those Share Rights, have regard to the VWAP of BHP Steel Shares during the five trading days on ASX immediately preceding the date of the award or such other date or period as the BHP Steel Board considers appropriate.

Exercise of Share Rights

Subject to the relevant performance conditions being satisfied (see below), Share Rights to be awarded on or shortly after the Listing Date will be exercisable as follows:

- where the Share Rights have a nil exercise price - up until the date that is 12 months after the end of the first performance period (and where a second performance period applies, up until the date that is six months after the end of that second performance period); and
- where the Share Rights are subject to an exercise price - up until the date that is five years from the date of the award.

The exercise period for any future awards of Share Rights will be determined by the BHP Steel Board.

BHP Steel Shares acquired as a consequence of Share Rights being exercised may be sourced by the trustee of the Long Term Incentive Plan trust by way of a new issue or on-market purchase with funds provided by BHP Steel. Following the exercise of the Share Rights, BHP Steel Shares will be transferred to (or at the direction of) the relevant employee (or sold on their behalf).

Restrictions on exercise

Generally, Share Rights may only be exercised at the end of the relevant performance period (see below), subject to the performance conditions being satisfied.

Share Rights may become exercisable earlier in special circumstances, such as where:

- an employee dies;
- the employee's employment ceases as a result of becoming disabled or being injured; or
- a takeover bid is made for all BHP Steel Shares.

Performance periods

The performance periods for the Share Rights to be awarded on or shortly after the Listing Date will commence on the Listing Date and end on 30 September 2004 ("**first performance period**").

Within three months after the end of the first performance period, the BHP Steel Board may determine that there is to be a second performance period for the Share Rights awarded on or shortly after the Listing Date. This second performance period would overlap with the first performance period, in that it would also commence on the Listing Date, but it would end one year later than the first performance period, namely, 30 September 2005. If there is to be a second performance period, 50% of the Share Rights initially awarded will lapse, and the remaining 50% will only become exercisable subject to performance conditions being satisfied.

It is anticipated that the first performance period for the awards to be made in or about September 2002 will commence on or around 1 October 2002 and end on 30 September 2005 and (again, subject to the BHP Steel Board first determining that there is to be a second performance period) that the second performance period will commence on or around 1 October 2002 and end on 30 September 2006.

Performance conditions

Assuming the participant is continually employed by BHP Steel, a performance condition or hurdle must be met before they can exercise a Share Right. The performance hurdle is based on BHP Steel's total shareholder return over a performance period. Total shareholder return ("**TSR**") is broadly the BHP Steel Share price growth plus dividends reinvested. BHP Steel's TSR performance will be compared to a comparator group of companies, which will be the ASX100 as at the Listing Date.

BHP Steel's performance ranking against the comparator group at the end of the performance period will determine whether a participant may exercise their Share Rights. Threshold performance will be the 50th percentile or above and the number of Share Rights that may be exercised will be in accordance with the table below:

Vesting Schedule

Relative TSR Performance Percentile range	First performance period
80th - 100th percentile	100%
70th - < 80th percentile	90%
60th - < 70th percentile	70%
50th - < 60th percentile	50%

If the 50th percentile target is met or exceeded at the end of the first performance period, any Share Rights that do not vest in accordance with the above table will lapse.

If the 50th percentile target is not met at the end of the first performance period, 100% of the allocated Share Rights will lapse unless, within three months of the end of the first performance period, the BHP Steel Board determines that the second performance period is to apply. If the BHP Steel Board makes such a determination, 50% of the Share Rights initially awarded will lapse, and the remaining 50% will only become exercisable if the 50th percentile position or above is achieved at the end of the second performance period.

Early vesting and forfeiture

In the event of cessation of employment due to death, disability or injury, all Share Rights of an employee will vest without regard to the performance hurdles.

In the event of redundancy, retirement or mutual termination during a performance period, the number of Share Rights of an employee that may vest will be calculated on leaving, having regard to the number of days that elapsed during the performance period before the employment was terminated. This number of Share Rights may vest at the end of the first performance period subject to BHP Steel achieving the appropriate performance criteria. The balance will lapse.

In the event of resignation or termination for cause, no Share Rights of the employee will vest.

Additional information

Impact on issued capital

It is a term of the Long Term Incentive Plan that Share Rights cannot be awarded by way of subscription if the aggregate of:

- the number of BHP Steel Shares which underlie unvested Share Rights and vested Share Rights (other than vested Share Rights where the BHP Steel Shares are to be acquired by the trustee of the Long Term Incentive Plan trust by way of purchase);
- the number of BHP Steel Shares held by the share plan trustee and acquired by it by way of subscription; and
- the number of Share Rights proposed to be awarded, or the number of BHP Steel Shares proposed to be acquired by way of subscription,

would exceed 10% of the total number of BHP Steel Shares then on issue.

Executive and non-executive BHP Steel Director participation

Details of any Share Rights issued to executive BHP Steel Directors under the Long Term Incentive Plan will be published in each annual report of BHP Steel relating to the period in which they were issued. Non-executive BHP Steel Directors will not be eligible to participate in the Long Term Incentive Plan.

In addition, in accordance with the Listing Rules, BHP Steel will notify to ASX the interests that BHP Steel Directors acquire in BHP Steel Shares pursuant to the Long Term Incentive Plan.

Further, any additional BHP Steel Directors or other persons specified in listing rule 10.14 of the Listing Rules who are entitled to participate under the Long Term Incentive Plan and who have not been named in this Scheme Booklet will not participate until approval has been obtained in accordance with listing rule 10.14 of the Listing Rules.

Changes to the Long Term Incentive Plan

Subject to the Listing Rules and any applicable law, the BHP Steel Board and the trustee of the Long Term Incentive Plan trust may by agreement revoke, add to, or vary any or all of the provisions of the Long Term Incentive Plan (including the trust deed constituting the Long Term Incentive Plan), or all or any of the rights or obligations of the participants.

Details of executive BHP Steel Directors' Share Rights allocation

In accordance with the terms of Mr Kirby Adams' appointment as Managing Director and Chief Executive Officer of BHP Steel (as agreed between BHP Billiton Limited and Mr Adams), Mr Adams is to be allocated Share Rights under the Long Term Incentive Plan for an agreed dollar amount. The awards for the calendar year 2002 are as follows:

Award on or shortly after the Listing Date:

The number of Share Rights to be awarded will depend on the value of BHP Steel Shares ascribed for the purposes of the Matching Action (namely, the VWAP of BHP Steel Shares sold under the Sale Facility and BHP Steel Shares traded on ASX during the first five trading days of BHP Steel Shares on ASX). If the value of BHP Steel Shares so ascribed is $2.95 (the mid-point of the Indicative Price Range), Mr Adams will be granted 661,017 Share Rights. If the value is higher, the number of Share Rights awarded will be less. If the value is lower, the number of Share Rights awarded will be more. The exercise price for each Share Right will be nil.

Award in or around September 2002:

The number of Share Rights to be awarded will depend on the value of BHP Steel Shares at the time of the award, as determined by the BHP Steel Board, having regard to the VWAP of BHP Steel Shares during the five trading days on ASX immediately preceding the date of the award. If the value of BHP Steel Shares so determined is $2.95, Mr Adams will be granted 440,678 Share Rights. If the value is higher, the number of Share Rights awarded will be less. If the value is lower, the number of Share Rights awarded will be more. The exercise price for each Share Right will be nil.

8.10 EARLY EXERCISE OF OPTIONS AND PERFORMANCE RIGHTS FOR BHP BILLITON LIMITED EMPLOYEES

BHP Billiton Limited has received a waiver from ASX to allow for the early exercise of options granted under its Employee Share Plan ("**ESP Options**") and performance rights granted under its Performance Share Plan ("**Performance Rights**") in certain circumstances. The holders of ESP Options and Performance Rights will have the choices outlined below:

ESP Options

Every employee of BHP Billiton Limited (and its subsidiaries) who holds ESP Options, other than ESP Options issued in financial year 2002, that have not yet become exercisable and who BHP Billiton Limited determines will cease to be employed by BHP Billiton Limited (or its subsidiaries) as a consequence of the Steel Demerger through no fault or contribution of that employee will be offered the choice between:

- accepting a change to the term of the ESP Options so that such employee acquires an immediate right to exercise all of that employee's ESP Options, with no performance measures (in which case the ESP Options must be exercised within six months of that employee's termination date); and
- making no change to the terms of the ESP Options, in which case the employee will have to wait until the end of the relevant performance period and, depending upon the level of satisfaction of the relevant performance measures and

the length of employment of that employee during the relevant performance period, may then become entitled to exercise all, a proportion, or none, of the ESP Options as the case may be.

Performance Rights

Every employee of BHP Billiton Limited (and its subsidiaries) who holds Performance Rights, other than Performance Rights issued in financial year 2002, that have not yet become exercisable and who BHP Billiton Limited determines will cease to be employed by BHP Billiton Limited (or its subsidiaries) as a consequence of the Steel Demerger through no fault or contribution of that employee will be offered the choice between:

- accepting a change to the terms of the Performance Rights so that such employee acquires an immediate right to exercise all of that employee's Performance Rights, with no performance measures (in which case the Performance Rights must be exercised within six months of that employee's termination date); and
- making no change to the terms of the Performance Rights, in which case the employee will have to wait until the end of the relevant performance period and, depending upon the level of satisfaction of the relevant performance measures and the length of employment of the employee during the relevant performance period, may then become entitled to exercise all, a proportion, or none, of the Performance Rights as the case may be.

8.11 OFFICIAL QUOTATION OF BHP STEEL SHARES

The BHP Steel Shares have not currently been granted official quotation on a securities exchange. Within seven days after the date of this Scheme Booklet, application will be made for admission of BHP Steel to the ASX official list and for official quotation of all BHP Steel Shares on ASX. No securities of BHP Steel have been sold in the six months immediately before the date of lodgment of this Scheme Booklet for registration by ASIC except BHP Steel Shares issued by BHP Steel to implement the Steel Demerger Proposal as contemplated in this Scheme Booklet or as otherwise contemplated under this Scheme Booklet.

8.12 OTHER INFORMATION MATERIAL TO THE MAKING OF A DECISION IN RELATION TO THE STEEL DEMERGER PROPOSAL

Except as set out in this Scheme Booklet, there is no other information material to the making of a decision in relation to the Steel Demerger Proposal being information that is within the knowledge of any BHP Billiton Director, or any director of any related body corporate of BHP Billiton Limited, which has not been previously disclosed to BHP Billiton Limited Shareholders.

8.13 ASIC RELIEF AND ASX WAIVERS

Clause 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations requires an Explanatory Statement to disclose particulars of any payment or benefit that is proposed to be made or given to any director, secretary or executive officer of BHP Billiton Limited or a related body corporate of BHP Billiton Limited as compensation for loss of office, or as consideration for or in connection with his or her retirement from office.

ASIC has allowed BHP Billiton Limited to depart from complying with the requirements of clause 8302(d) of Part 3 of Schedule 8 of the Corporations Regulations. The effect of this relief is that:

- BHP Billiton Limited is not required to disclose particulars of payments or benefits that are proposed to be made or given to a director, secretary or executive officer of BHP Billiton Limited or a related body corporate of BHP Billiton Limited in relation to their loss of or retirement from office, unless the director, secretary or executive officer will lose office or retire from office in connection with the Steel Demerger;
- the name of any director, executive officer or secretary of BHP Billiton Limited or a related body corporate of BHP Billiton Limited who will lose office or retire from office in connection with the Steel Demerger is not required to be disclosed unless that person is a BHP Billiton Limited Director; and
- any payments or benefits that are proposed to be made or given to any director, executive officer or secretary of BHP Billiton Limited or a related body corporate of BHP Billiton Limited who will lose office or retire from office in connection with the Steel Demerger are only described on an aggregate basis.

Clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations requires the Explanatory Statement to set out whether, within the knowledge of the BHP Billiton Limited Directors, the financial position of BHP Billiton Limited has materially changed since the date of the last balance sheet laid before a BHP Billiton Limited annual general meeting or sent to BHP Billiton Limited Shareholders in accordance with section 314 or 317 of the Corporations Act.

ASIC has allowed BHP Billiton Limited to depart from complying with the requirements of clause 8302(h) of Part 3 of Schedule 8 of the Corporations Regulations on the basis that BHP Billiton Limited:

- has released half-yearly accounts for the year ended 31 December 2001;
- has disclosed all other material changes to BHP Billiton Limited's financial position since the half-yearly accounts in the Explanatory Statement and/or in announcements to ASX;
- will disclose any material changes to BHP Billiton Limited's financial position that occur after the date of the Explanatory Statement but prior to the Scheme being approved by the Court in announcements to ASX; and
- will provide, free of charge, copies of the half-yearly accounts for the year ended 31 December to anyone who requests them prior to the Scheme being approved by the Court.

ASX has granted waivers to BHP Billiton Limited and BHP Steel in relation to the following Listing Rules:

- Listing Rule 6.23 to allow the early exercise of options issued under the Employee Share Plan and Performance Share Plan of BHP Billiton Limited in specified circumstances without seeking shareholder approval;
- Listing Rule 7.24 to allow the treatment of the Partly Paid BHP Billiton Limited Shareholders in the manner provided for under the Scheme;
- Listing Rule 10.14 to allow the issue of Share Rights in BHP Steel to Mr Kirby Adams without shareholder approval on the basis of the disclosure in the Scheme Booklet; and
- Listing Rule Appendix 7A, Item 6 to allow the Record Date to be four business days after the Effective Date.

8.14 SIGNIFICANT CONTRACTS

Significant contracts or arrangements (or groups of contracts or arrangements) entered into, or to be intered into, by BHP Steel are divided below into three categories:

- the following contracts and arrangements between BHP Billiton and BHP Steel (summarised in Part 8.14.1 of this Scheme Booklet):
  - (a) Implementation Deed;
  - (b) Demerger Deed;
  - (c) Workers Compensation Deed;
  - (d) Environmental Deed;
  - (e) iron ore supply arrangements;
  - (f) coal supply arrangements;
  - (g) shared services arrangements (relating to the conduct by BHP Billiton Limited of its coal business at Port Kembla and at its Illawarra coal mines);
  - (h) electricity on-supply arrangements at Port Kembla (for the purposes of certain collieries of BHP Billiton);
  - (i) Technology Cooperation and Collaboration Agreement;
  - (j) BHP Trademark Licence Deed;
  - (k) BHP Trademark Assignment Deed;
  - (l) arrangements for the provision of marine transport services between BHP Billiton Limited and BHP Steel; and
  - (m) organisational restructuring:
    - (i) details of share transfers that have been or are being effected between BHP Billiton and BHP Steel;
    - (ii) summary of the transport and logistics restructure; and
    - (iii) summary of the collieries restructure;
- the following contracts and arrangements between BHP Steel and third parties (summarised in Part 8.14.2 of this Scheme Booklet):
  - (a) transport arrangements;
  - (b) electricity supply arrangements;
  - (c) the CSC Information Technology Service Delivery Agreement; and
  - (d) the North Star BHP Steel LLC joint venture; and
- the following financing arrangements for BHP Steel (summarised in Part 8.14.3 of this Scheme Booklet):
  - (a) loan facility agreement;
  - (b) receivables securitisation program; and
  - (c) cash advance facility.

In some cases, a general description is given to a group of contracts or arrangements which are significant to the operations of BHP Steel.

8.14.1 Contracts and arrangements between BHP Billiton and BHP Steel

The BHP Billiton Limited group of companies and BHP Steel have entered into or will enter into a number of new contracts to facilitate the Steel Demerger, each of which will be effective on or before the Legal Separation Date.

(a) Implementation Deed

Nature of deed

The Implementation Deed deals with the obligations of BHP Billiton Limited and BHP Steel Limited in respect of the implementation of the Steel Demerger.

Key terms

- **BHP Billiton Limited obligations**

BHP Billiton Limited agrees that it will do everything necessary to implement the Capital Reduction and the Scheme, so as to implement the Steel Demerger on the Legal Separation Date.

- **BHP Steel Limited obligations**

BHP Steel Limited agrees that it will do everything necessary to implement the Steel Demerger on the Legal Separation Date.

- **Transactions to be implemented**

The Implementation Deed provides for the following things, among others, to occur:

  - BHP Billiton Limited to obtain the Court orders convening the Scheme Meetings and approving the Scheme and to lodge the office copy of the Court order approving the Scheme with ASIC;
  - BHP Billiton Limited to reduce the capital of each BHP Billiton Limited Share on issue at the Close of Registers by the Reduction Amount (with effect from the Legal Separation Date);
  - BHP Billiton Limited to reduce the inter-company indebtedness of BHP Steel by an amount paid to BHP Billiton Limited by BHP Steel Limited (BHP Steel to draw down $565 million in external debt on or before the Accounting Separation Date to meet this repayment obligation);

- on or before the Listing Date, BHP Steel Limited to issue to BHP Billiton Limited a certain number (to be determined) of BHP Steel Shares and payment for those BHP Steel Shares to be effected by adjustment of the inter-company debt; and
- BHP Billiton Limited and BHP Steel Limited to work together for an application to ASX for admission of BHP Steel Limited to the ASX official list and for official quotation of all BHP Steel Shares on ASX and to do everything reasonably necessary to facilitate ASX approval of the application and the commencement of trading in BHP Steel Shares.

- **Adjustments after the Legal Separation Date**

The consideration for the issue to BHP Billiton of BHP Steel Shares will be estimated on the basis of the estimated inter-company loan balances on the Accounting Separation Date (after deduction of the repayment amount) and will be adjusted to reflect variations in certain items, including the values for any companies and assets being transferred by or to the BHP Steel group for the purposes of the organisational restructure.

BHP Billiton Limited and BHP Steel Limited will then calculate the remaining inter-company debt outstanding as at the Accounting Separation Date. If any inter-company debt is owed to BHP Billiton Limited at that date, BHP Steel Limited will be required to repay that amount to BHP Billiton Limited, and if any inter-company debt is owed to BHP Steel Limited, BHP Billiton Limited will be required to pay that amount to BHP Steel Limited.

A separate cash adjustment payment will be made by BHP Billiton Limited to BHP Steel Limited in respect of the net business value of BHP Stevedoring Pty Limited and BHP Transport and Logistics (New Zealand) Limited.

b) Demerger Deed

Nature of deed

The Demerger Deed deals with transitional and miscellaneous commercial and legal issues arising in connection with the legal and economic separation of BHP Steel from BHP Billiton.

Key terms

- **Fundamental Steel Demerger principle**

The fundamental principle of the separation of BHP Steel from BHP Billiton is that, following the Steel Demerger, BHP Steel will have the entire economic benefit and risk of all the BHP Steel businesses, companies and assets as if BHP Steel had owned and operated those businesses, companies and assets at all times. Similarly, where businesses, companies and assets (such as the Illawarra Collieries) are transferred to BHP Billiton by or from companies that will form part of BHP Steel after the Steel Demerger, BHP Billiton will have the entire economic benefit and risk of those businesses, companies and assets as if BHP Billiton had owned and operated those businesses, companies and assets at all times.

- **Acknowledgement**

Consistent with the fundamental Steel Demerger principle outlined above, BHP Billiton Limited and BHP Steel Limited acknowledge that once the Steel Demerger is complete, BHP Steel will not have any rights against BHP Billiton, and BHP Billiton will not have any rights against BHP Steel, except in specified circumstances. Neither BHP Billiton nor BHP Steel will have any right to make a claim for loss or damage arising directly or indirectly in relation to the Capital Reduction, the Scheme, the restructure of the BHP Steel businesses (summarised in Part 3.14 of this Scheme Booklet) and the operation of those businesses prior to the Steel Demerger unless expressly permitted by the Demerger Deed, any other transaction document or any other agreement between the parties (e.g. supply arrangements or other ongoing commercial arrangements).

- **Business restructure**

BHP Billiton's steel businesses, companies and assets have been or will be substantially restructured pursuant to a series of separate restructure agreements prior to the Steel Demerger so that an identifiable corporate group will come into existence comprising the companies that own the BHP Steel assets and constitute the BHP Steel businesses. The restructure is summarised below in this Part 8.14.1. The Demerger Deed makes provision for:

- the approach to be adopted by the parties to the restructure of BHP Billiton's steel businesses, assets and companies prior to the Steel Demerger;
- the practical, economic and legal effect of the separation of BHP Steel from BHP Billiton;
- the mechanism under which BHP Billiton and BHP Steel can transfer to the other group, any asset or contract which a group member owns or holds after the Legal Separation Date but which at the Legal Separation Date was most directly used in the other group's business or was incorrectly transferred as part of the restructure of BHP Billiton's steel businesses; and
- if any asset or share transfers required to establish the BHP Steel group have not been completed prior to the date of execution of the deed, the principles in accordance with which the parties will conduct their arrangements pending each transfer, so as to ensure that, to the extent possible, each transferee gets the benefit and all risks of the asset or company being transferred as from the Accounting Separation Date.

- **Accounting separation**

The Demerger Deed confirms that, for accounting purposes, BHP Billiton and BHP Steel will be treated as being demerged as from 1 July 2002.

- **Access to records**

Records held by each of BHP Billiton and BHP Steel at the Legal Separation Date that relate to the other must be maintained. Each of BHP Billiton Limited and BHP Steel Limited must allow the other to access those records and must notify the other prior to any destruction of those records so that they can be copied or retrieved.

- **Financial and tax assistance**

BHP Billiton Limited and BHP Steel Limited will assist each other in relation to future and past financial and tax matters, and each will allow the other access to financial and other records in connection with the preparation of tax returns or tax audits by the Australian Taxation Office of either BHP Billiton or BHP Steel.

- **Employees and superannuation**

The Demerger Deed addresses matters relating to the transfer of certain employees of BHP Billiton to BHP Steel and certain employees of BHP Steel to BHP Billiton. BHP Steel Limited and BHP Billiton Limited are each obliged to maintain certain employee entitlements and to indemnify the other against all costs and expenses (including claims) relating to the transfer or any redundancy, retrenchment or termination of a former BHP Billiton employee or BHP Steel employee (as applicable).

In accordance with the fundamental Steel Demerger principle, BHP Steel is required to meet all costs relating to the provision of retirement savings or retirement income benefits and other related benefits for the relevant steel business employees. The Demerger Deed sets out the general principles relating to the transfer of superannuation arrangements of these employees from BHP Billiton to new arrangements to be established by BHP Steel, but allows a limited class of employees to remain members in the relevant BHP Billiton fund on an ongoing basis.

The Demerger Deed also sets out the general principles regarding the calculation of the transfer amount in respect of superannuation entitlements for employees who are transferred.

- **Use of intellectual property**

The Demerger Deed sets out the general principles that determine ownership of intellectual property by BHP Billiton and BHP Steel (other than trademarks/business names, and the specific intellectual property dealt with in the Technology Cooperation and Collaboration Agreement which is summarised below in this Part 8.14.1). The Demerger Deed also sets out the restrictions on the use of jointly-owned intellectual property.

The arrangements regarding trademarks in respect of the "BHP" name, the use of the "BHP" acronym and the "Stylised Australia" logo in various countries and trademark classes (extending to BHP Steel being able to use the acronym "BHP" as part of its domain names, business names and company names in existence when the licence is granted) are documented in the BHP Trademark Licence Deed and the BHP Trademark Assignment Deed, which are summarised below in this Part 8.14.1.

- **Separation of information technology system**

The Demerger Deed contains provisions contemplating the separation of the information technology system currently used by BHP Billiton and BHP Steel. The terms of the arrangement with CSC Australia Pty Limited, the provider of IT services, are summarised in Part 8.14.2 of this Scheme Booklet.

- **Existing supply contracts and arrangements**

BHP Billiton and BHP Steel are party to contracts for the supply of goods or services with third parties (see Part 8.14.2 of this Scheme Booklet for further details). The Demerger Deed acknowledges that certain contracts required to be transferred pursuant to the restructure of the steel businesses may not yet have been transferred and obliges both BHP Billiton Limited and BHP Steel Limited to work together to effect:

- the assignment or novation of contracts from BHP Billiton to BHP Steel (where those contracts relate to the BHP Steel businesses) or from BHP Steel to BHP Billiton (where those contracts relate to BHP Billiton's businesses);
- the separation of contracts between BHP Billiton and BHP Steel where both parties benefit from a contract; and
- the sharing of certain contracts,

and BHP Billiton Limited and BHP Steel Limited agree to indemnify the other in relation to the performance of those contracts.

Each party is also required to use reasonable endeavours to ensure that BHP Steel obtains the full benefit and all risk of contracts relating to the BHP Steel businesses where such contracts are to be transferred to BHP Steel and that BHP Billiton obtains the full benefit and all risk of contracts relating to BHP Billiton's business where such contracts are to be transferred to BHP Billiton Limited or its subsidiaries.

The Demerger Deed also makes specific provision for electricity supply arrangements at BHP Billiton Limited's and BHP Steel's sites.

These arrangements are summarised in more detail in Part 8.14.2 of this Scheme Booklet.

- **Litigation management**

BHP Billiton Limited and BHP Steel Limited will assist each other in relation to the management of current and new litigation matters involving BHP Steel (other than in respect of litigation between BHP Billiton and BHP Steel). Each of BHP Billiton Limited and BHP Steel Limited indemnifies the other in respect of liability or loss suffered in connection with a claim where that liability relates to the business of the other.

- **Insurance**

BHP Steel will provide its own group business insurance and insurance for the BHP Steel Directors and its officers from the Legal Separation Date. However, BHP Steel will have access to existing policies of BHP Billiton where those policies have a period to run after the Legal Separation Date and must reimburse BHP Billiton the amount of relevant premiums and deductibles in respect of any period after the Accounting Separation Date during which BHP Steel utilises those policies.

- **Guarantees**

BHP Steel Limited must use its best endeavours to procure the removal of all BHP Billiton Limited parent guarantees of the BHP Steel businesses within two years from the Accounting Separation Date and will pay a guarantee fee (in most cases, to be charged in the two year period at the rate per annum charged by BHP Billiton Limited to its group companies for provision of a guarantee or indemnity from time to time to third parties) on guarantees not removed from the Accounting Separation Date. The guarantee fee increases after the two year period. The current rate is 0.35% per annum.

Indemnities

BHP Billiton Limited and BHP Steel each give certain indemnities to the other, including tax indemnities, consistent with the fundamental Steel Demerger principle outlined above, to ensure that the intended economic effect of the Steel Demerger is achieved.

The Demerger Deed also contains specific indemnities in relation to residual liabilities from previous transactions and asset and business sales and in respect of certain obligations under the Selling Agreements.

(c) Workers Compensation Deed

Nature of deed

The Workers Compensation Deed allocates liability for workers compensation claims as between BHP Billiton Limited, together with its subsidiaries, and BHP Steel and provides for indemnities in respect of workers compensation liabilities.

Key terms

Under the Workers Compensation Deed, BHP Steel is responsible, irrespective of when the liability arose, for:

- any workers' compensation claim (including any common law claim) arising out of or relating to the ownership or operation of any BHP Steel former asset or business (whether divested or closed); and
- any claim arising out of or relating to the ownership or operation of the steel businesses, assets or companies within BHP Steel as at the Legal Separation Date.

BHP Billiton is responsible, irrespective of when the liability arose, for:

- any workers' compensation claim (including any common law claim) arising out of or relating to the ownership or operation of any BHP Billiton former asset or business (whether divested or closed) that did not form an integral part of the steel businesses;
- any claim arising out of or relating to the ownership or operation of an asset, business or company transferred by BHP Steel to BHP Billiton as at the Legal Separation Date; and
- any claim arising out of or relating to any BHP Billiton retained business, asset or company as at the Legal Separation Date.

BHP Billiton and BHP Steel will share responsibility for any claim arising out of and relating both to the ownership or operation of the businesses, assets or companies of BHP Steel Group (including any BHP Steel former asset or business) and the ownership or operation of:

- an asset, business or company transferred by BHP Steel to BHP Billiton; or
- a BHP Billiton former asset or business; or
- a BHP Billiton retained business, asset or company.

Liability for the shared claim is to be apportioned between BHP Billiton and BHP Steel according to the respective contribution of each party to the worker's condition, incapacity or death.

BHP Billiton Limited must give 28 days' written notice to BHP Steel if it intends to surrender its self-insurance licence and discontinue the bank guarantee covering liabilities of BHP Steel in Victoria.

Indemnities

If a BHP Billiton group company suffers loss or expense as a result of a workers compensation claim which is the responsibility of BHP Steel, then BHP Steel will pay to the BHP Billiton group company the amount of that loss or expense.

Similarly BHP Billiton will pay to a BHP Steel group company any loss incurred as a result of a workers compensation claim which is the responsibility of BHP Billiton.

The party which has the obligation under an indemnity will be responsible for the administration, defence and payment of the relevant claim.

(d) Environmental Deed

Nature of deed

The Environmental Deed allocates potential environmental liabilities between BHP Billiton Limited and its subsidiaries and BHP Steel in relation to the businesses and assets that will be transferred to BHP Steel as part of the Steel Demerger and certain other businesses and assets that have been divested by companies forming part of BHP Steel but in respect of which BHP Billiton Limited has agreed to assume any residual liability. The key principle of the Environmental Deed is that BHP Steel is responsible for environmental liabilities arising from the businesses and assets that BHP Steel will own after the Steel Demerger, including the stevedoring business (being the business conducted by BHP Stevedoring Pty Limited and BHP Transport and Logistics (New Zealand) Limited), BHP Steel's land-based transport and logistics assets (formerly owned by BHP T&L) and BHP Steel's Port Kembla site (excluding the coal washeries site).

Key terms

The principles of the Environmental Deed in relation to the key businesses and sites are as follows:

- **BHP Steel indemnities**
BHP Steel indemnifies BHP Billiton in respect of all environmental liability arising from BHP Steel's business or assets, excluding contamination at Port Kembla that has been exacerbated by Illawarra Services Pty Ltd (a wholly owned subsidiary of BHP Billiton Limited) and contamination which has migrated from the washeries site and which emanated solely from coal washeries activities which are to be carried out by BHP Billiton.

The terms on which BHP Billiton Limited occupies the coal washeries at Port Kembla are summarised in more detail in Part 8.14.1(l) of this Scheme Booklet.

- **BHP Billiton Limited indemnities**
BHP Billiton Limited entities that will acquire the different elements of the Illawarra Collieries indemnify BHP Steel in respect of any potential past and future environmental liabilities arising from the Illawarra Collieries assets and businesses.

Illawarra Services Pty Limited and BHP Billiton Limited indemnify BHP Steel in relation to all past and future environmental liabilities on the washeries site at Port Kembla, except in relation to contamination that has migrated from the surrounding BHP Steel site or contamination that emanates from materials used to reclaim the land that is the coal washeries site.

- **Site sharing**
The Environmental Deed also sets out arrangements for the ongoing operation of the businesses at key sites where BHP Steel and BHP Billiton group companies are operating side by side. The Environmental Deed requires parties to consult in good faith in relation to any required amendments to licences and in relation to any shared services following the Steel Demerger.

(e) Iron ore supply arrangements
Nature of contract

The Sale and Purchase Agreement for Iron Ore dated 31 May 1999 is between Mount Newman Joint Venturers and BHP Iron Ore Pty Ltd as agent for the Mount Goldsworthy Mining Associates Joint Venturers and the Yandi Joint Venturers ("**Sellers**") and AIS ("**Buyer**"). BHP Billiton Limited has interests in the Mount Newman, Goldsworthy and Yandi joint ventures. AIS will become a wholly owned subsidiary of BHP Steel Limited as part of the Steel Demerger.

The agreement commenced on 1 June 1999 and will continue indefinitely with a right of termination by either party upon not less than one year's notice to terminate as of 31 May 2004 or any subsequent 31 May. The first date on which notice to terminate may be given is 31 May 2003.

Under the agreement, each of the Sellers severally agree to sell and deliver, and the Buyer agrees to buy and take delivery of, iron ore produced by the Sellers from mining properties in Western Australia.

Key terms

- **Price and quantities**
Every year, the quantities of iron ore are to be mutually agreed between the parties within a specified range. If the Buyer's configuration changes significantly then the parties must negotiate in good faith any required changes to the contract. The price is based upon the prices, in US dollars, settled between the Sellers and all major Japanese integrated steel mills that purchase iron ore from the Sellers for a specified unit of iron ore on a FOB basis. In the event that no price is established with the Japanese steel mills due to unforeseen circumstances, the parties are to determine a mutually agreed price for the particular contract year.

- **Specifications**
The guaranteed specifications apply to 31 May 2004. The guaranteed specifications applicable after 31 May 2004 must be agreed by 30 November 2003.

- **Failure to deliver**
In the event that one or more of the Sellers becomes unable to deliver iron ore pursuant to the agreement in whole or part for any reason, the Sellers will, as far as practicable, take all appropriate measures to enable the remaining Sellers to deliver the total tonnages of iron ore required under the agreement.

(f) Coal supply arrangements
Nature of contract

Illawarra Coal Holdings Pty Ltd, a wholly owned subsidiary of BHP Billiton Limited, will supply coking coal to BHP Steel for production of iron and steel at its Port Kembla Steelworks.

Key Terms

- **Term**
Commencing 1 July 2002, the contract has an initial term of 30 years, and will roll over indefinitely for further terms of five years unless either party gives a five year notice of non-renewal that will end the contract upon expiry of either the initial term or the five year period following the period in which the notice of termination is given.

- **Sale and purchase obligations**
Subject to certain agreed exceptions, BHP Steel must purchase, and Illawarra Coal Holdings Pty Ltd must supply, at least 90% of BHP Steel's annual Port Kembla Steelworks' coking coal requirements.

- **Coal price**
The price is set annually by reference to (i) the market price to an agreed basket of long-term stable customers under comparable sales contracts for hard coking coal and (ii) coking coal supply from a basket of coal mines in Australia in which BHP Billiton Limited has an interest producing similar quality coking coal to that to be supplied to BHP Steel. The prices of the basket contracts are then adjusted to take account of the differences in coal qualities, inventory levels, loading charges and terminal costs. The price under the contract is then determined by reference to those adjusted basket contract prices. The contract provides that the parties intend that export parity pricing and the benefits of the close location of Port Kembla Steelworks to the Illawarra Collieries are to be retained by BHP Steel.

- **BHP Steel's rights in relation to the purchase of the Illawarra Collieries**

BHP Steel has a right of first acquisition to purchase such of the Illawarra Collieries assets or the companies that own those assets as the BHP Billiton Group may determine to sell to a third party. Any assets sale must be accompanied by the novation of the relevant rights and obligations under the contract.

In addition, BHP Steel has an option to purchase the Illawarra Collieries at fair value (not to be less than zero) if:

- Illawarra Coal Holdings Pty Ltd does not renew the contract after the initial term or after any further five year term;
- BHP Steel terminates the contract due to Illawarra Coal Holdings Pty Ltd claiming force majeure in respect of a material part of its obligations for a continuous period of at least two years;
- Illawarra Coal Holdings Pty Ltd terminates the contract because the Illawarra Collieries business (on a consolidated basis) is uneconomic;
- BHP Steel terminates the contract due to specified defaults of Illawarra Coal Holdings Pty Ltd.

- **Termination**

Illawarra Coal Holdings Pty Ltd is entitled to terminate the contract if for three consecutive years BHP Steel fails to purchase from Illawarra Coal Holdings Pty Ltd at least 85% of Port Kembla Steelworks' coking coal requirements.

Illawarra Coal Holdings Pty Ltd has a right to terminate the contract if BHP Steel claims force majeure for a continuous period of two years or more.

Each party is entitled to terminate the contract on giving two and a half years' notice in the event that there are significant legislative changes, environmental requirement changes or other unforeseen changes beyond the respective party's reasonable control that makes that party's business (including in the case of Illawarra Coal Holdings Pty Ltd, the Illawarra Collieries business on a consolidated basis) uneconomical.

(g) Shared services arrangements

Nature of contracts

A subsidiary of BHP Billiton Limited and a subsidiary of BHP Steel Limited have entered into a Heads of Agreement under which BHP Steel will provide to BHP Billiton Limited and its subsidiaries a range of services required to enable BHP Billiton Limited to continue aspects of its coal business within Port Kembla Steelworks and at its Illawarra coal mines. The Heads of Agreement will be replaced by formal agreements.

Key terms

- **Services**
  The services include rail operations (including rail maintenance), provision of water, power and air, road maintenance, coal sampling and analysis, and medical services.
- **Price**
  The services will be provided on a full cost recovery basis.
- **Term**
  The contracts will have an effective date of 1 May 2002 and will, for each service, continue indefinitely until either party terminates a particular service, or the entire contract, in the event of non payment, insolvency or extended force majeure. For each service, a reasonable notice period has been determined to allow Illawarra Services Pty Ltd time to procure a replacement service.

(h) Electricity on-supply arrangements at Port Kembla

Electricity supplied to the Port Kembla site under the Delta Contract will be on-supplied by BHP Steel to Illawarra Services Pty Ltd, Dendrobium Coal Pty Ltd and Endeavour Coal Pty Ltd (each wholly owned subsidiaries of BHP Billiton Limited) for the purposes of the Illawarra Collieries operations pursuant to separate on-supply arrangements. The amounts payable by Illawarra Services Pty Ltd, Dendrobium Coal Pty Ltd and Endeavour Coal Pty Ltd under these on-supply arrangements are intended to be a pass-through of those costs payable by AIS under the Delta Contract in connection with the supply of electricity to the Illawarra Collieries. These are as follows:

- electricity prices at the rates payable by AIS under the Delta Contract;
- a proportion (based on the Illawarra Collieries' electricity consumption) of any fixed monthly charges or associated charges or new taxes imposed on AIS under the Delta Contract;
- depending on the amount of the Illawarra Collieries' consumption, part of any annual difference payment or excess energy charges that AIS is required to pay under the Delta Contract.

In addition, AIS is entitled to impose on Illawarra Services Pty Ltd, Dendrobium Coal Pty Ltd and Endeavour Coal Pty Ltd an administration charge and a charge for the use of its electricity distribution network located at Port Kembla.

(i) Technology Cooperation and Collaboration Agreement

Nature of contract

The Technology Cooperation and Collaboration Agreement between BHP Billiton Limited and BHP Steel Limited reflects the general principles for ownership of intellectual property rights and cross-licensing that are set out in the Demerger Deed.

Key terms

It specifies:

- principles for ongoing collaboration in relation to current and future joint projects;
- cooperation between the parties to enter into future fee-for-service arrangements;
- provisions regarding access to facilities, personnel, equipment, know-how and publications; and

- ownership and use of specified intellectual property relevant to the BHP Steel businesses existing as at the Legal Separation Date.

(j) BHP Trademark Licence Deed

Nature of deed

The BHP Trademark Licence Deed provides a two year licence for BHP Steel to use specified registered trademarks and pending trademark applications in respect of the name "BHP" in various countries. The licence extends to BHP Steel being able to use the acronym "BHP" in its company, business and domain names in existence at the date of execution of the licence. The licence is worldwide, non-exclusive and royalty-free. The licence expires on the earlier of 30 June 2004 and the date on which BHP Steel registers a change of its company name with ASIC. The licence may terminate early in a number of circumstances including if a person has a relevant interest in more than 20% of the issued share capital of BHP Steel.

Key terms

The deed sets out the guidelines, restrictions and rights of use relating to the trade marks, and sets out the roles of the parties when dealing with an infringement or suspected infringement of the trademarks. In particular, the deed restricts use of the trademarks to use only in conjunction with the word "Steel" and only in relation to the manufacture, sale and marketing of steel products which are the business of BHP Steel.

(k) BHP Trademark Assignment Deed

Nature of deed

The BHP Trademark Assignment Deed provides for the assignment to BHP Steel of specified registered trademarks and pending trademark applications in respect of the "Stylised Australia" logo in various countries and trademark classes.

Key terms

The deed provides for the assignment of the trademarks and any copyright subsisting in those trademarks.

(l) Provision of marine transport services

Pursuant to a series of contracts, BHP T&L will provide marine transport services as both principal and agent to BHP Steel to cover nearly all of BHP Steel's sea freight task for both import of raw materials and export of finished products.

The following marine transport arrangements are being implemented between BHP Billiton and BHP Steel:

- Australian Marine Services Agreement - this is a three year marine services agreement between BHP T&L and AIS under which BHP T&L will provide to AIS liner (export and import) and handy shipping management and logistics services;
- Handysize Contract of Affreightment - this is a one year contract of affreightment between BHP T&L and AIS under which BHP T&L will provide vessels for the transportation of various raw materials from specified loading ports to Port Kembla.
- Capesize Contract of Affreightment - this is an eight year contract of affreightment between BHP T&L and AIS under which BHP T&L will provide vessels for the transportation of 4.2 million wet metric tonnes per annum of iron ore lump and fine products from specified loading ports to Port Kembla. The contract will recognise BHP Steel's need for access to freight based on international market rates and will seek to preserve and utilise the capesize fleet owned by BHP Billiton. The contract will require AIS to share any fleet redundancy costs which may be incurred as a result of early termination.
- "Iron Chieftain" Contract of Affreightment - this is a one year contract of affreightment between BHP T&L and AIS under which BHP T&L will provide vessels for the transportation of iron ore lump and fine products from specified loading ports to Port Kembla.

In addition, under the AIS - BHPB Marine Services Sub-Contract (One-Steel), BHP T&L will provide marine transport and logistics services to AIS to enable AIS to meet its obligations to OneSteel under the OneSteel transport and logistics services contracts.

(m) Organisational restructuring

To facilitate the restructuring of the BHP Billiton Limited steel businesses, a number of share and asset transfers have been or will be implemented on or before the Legal Separation Date. The key transfers are summarised below.

(i) Share transfers

The key share transfer that will be implemented is the transfer by BHP Billiton Limited to BHP Steel Limited of the shares in AIS. AIS owns Port Kembla Steelworks and the New Zealand operations. That transfer will be effected only after the Effective Date has occurred (and subject to it occurring), but before the Legal Separation Date.

The table on page 107 summarises the main share transfers which have been or will be implemented (pursuant to a series of share transfer agreements) to give effect to the Steel Demerger. Unless otherwise stated, a 100% interest is being transferred in each entity specified.

ii) Transport and logistics restructure

BHP Steel is in the process of restructuring its transport and logistics arrangements with BHP Billiton Limited and its subsidiaries. The primary element of the restructure occurred under the Asset Transfer Agreement - T&L dated 31 December 2001 between BHP T&L, AIS and BHP Steel Logistics Co Pty Limited ("**Steel Logistics**"). Under that agreement, BHP Billiton's land based transport and logistics business was transferred, at fair value, with effect from 1 January 2002, to AIS and Steel Logistics, by way of the establishment of and adjustment to inter-company loan accounts between BHP Billiton and each purchaser.

The terms of the transfer are consistent with the key separation and risk allocation principles outlined in the Demerger Deed. AIS and Steel Logistics will assume all of the liabilities and benefits in connection with the transferred businesses and assets, regardless of whether such liabilities or benefits arose before or after the transfer. AIS and Steel Logistics are providing an indemnity in favour of BHP T&L for any losses BHP T&L incurs in relation to the businesses and assets transferred, and liabilities assumed, by each of AIS and Steel Logistics.

As part of the transport restructure, BHP Billiton Limited is also transferring to BHP Steel Limited two Malaysian companies (BHP Information Technology Sdn Bhd and BHP Engineering (Malaysia) Sdn Bhd) as noted in the table in Part 8.14.1(l)(i) above (subject to Malaysian Foreign Investment Committee approval on terms reasonably satisfactory to the parties). BHP Steel is also assuming all liabilities of the transferred companies in Malaysia and providing BHP Billiton with an indemnity for all liabilities arising in connection with the transferred companies.

The Demerger Deed contains a counter-indemnity by BHP Billiton in favour of BHP Steel. BHP Billiton indemnifies BHP Steel for liabilities arising in respect of any act or default by either of the transferred Malaysian companies prior to the effective date of their transfer to BHP Steel (which is 4 January 2002, subject to Malaysian Foreign Investment Committee approval on conditions reasonably satisfactory to the parties), except for liabilities or losses arising as a result of or in connection with:

- the provision of services to BHP Steel by those companies prior to the effective date of transfer (but, however, if a joint venture entity in which BHP Steel has an interest makes a claim against either of the Malaysian companies and liability is incurred as a result, BHP Billiton will only indemnify in respect of that proportion of the liability that corresponds to the proportionate interest of any third party in the joint venture); and
- the availability to BHP Steel of the tax losses in either company.

Transfers from BHP Billiton Limited to BHP Steel

Transferor	Entity being transferred
BHP Billiton Limited	PT BHP Steel Indonesia (74%)
	BHP Steel Building Products (Vietnam)
	BHP Steel Building Products (Shanghai)
	BHP Steel Building Products (Guangzhou)
	BHP Steel (AIS) Pty Limited
	Amari Wolff Steel Pty Limited
	New Zealand Steel (Australia) Pty Limited (60%)
	BHP Trading New Zealand Limited
	BHP Engineering (Malaysia) Sdn Bhd [(1)]
	BHP Information Technology Sdn Bhd [(1)]
	BHP Steel Logistics Co Pty Limited
	BHP Stevedoring Pty Limited [(2)]
BHP Nominees Pty Limited	BHP Steel N Asia Limited (1%)
	BHP Asia Sdn Bhd
BHP International Finance Corporation	BIEC International Inc
BHP Resources Inc	BHP Steel Technology Inc
BHP Holdings (Resources) Inc	BHP Steel Americas Inc
	BHP Steel Investments Inc
BHP Transport and Logistics Pty Limited	BHP Transport and Logistics (New Zealand) Limited [(2)]

[(1)] The transfer of these companies is subject to receipt of approval by the Malaysian Foreign Investment Committee on conditions reasonably satisfactory to the parties.
[(2)] These companies were on-sold to Toll Holdings Limited by BHP Steel immediately following completion of the transfers noted in this table.

Transfers from BHP Steel to BHP Billiton

Transferor	Entity being transferred
BHP Steel (AIS) Pty Limited	Port Kembla Coal Terminal Pty Limited (1/6th)
	BHP Steel-Coal Terminal Management Pty Limited
	Keithen Limited (one A26 Class Share)
BHP Steel	Keithen Limited (one A22 Class Share)

In addition, BHP Steel cannot claim under the counter indemnity until the aggregate liabilities in respect of which indemnity is sought exceed the value of the tax benefits actually realised by BHP Steel as a result of its ownership of the two companies.

Other transactions ancillary to the transport and logistics restructure are summarised in Part 8.14.2(a) of this Scheme Booklet.

(iii) Collieries restructure

(a) Sale and Purchase Agreement

Nature of contract

The Sale and Purchase Agreement provides the basis for the transfer of the Illawarra Collieries from AIS to subsidiaries of BHP Billiton Limited so that BHP Billiton will continue to own and operate the Illawarra Collieries.

Key terms

The price paid for the assets is anticipated to be $650 million and will be paid by way of adjustment to inter-company loan accounts.

(b) Coal washery buildings lease and easement arrangements

Nature of contract

AIS will grant a lease to a BHP Billiton Limited subsidiary, Illawarra Services Pty Limited ("**Illawarra Services**"), for up to 50 years of the coal washery plant buildings.

Key terms

In return for the payment of a small amount of rent and certain hire purchase payments, Illawarra Services will lease the buildings and own the washery plant and associated equipment and have the responsibility for their repair and maintenance.

Illawarra Services will also have a right to use additional areas (Core Areas, Licensed Areas and access routes) in connection with the washery plant and Illawarra Services' business (such as coal storage areas, truck compound, conveyors, roads and BHP Steel's railway network).

Illawarra Services' lease of the buildings (which will also include the usage rights for the additional areas) will be registered on the title to AIS's land. Its rights to use the Core Areas will be additionally registered by way of easement.

In addition, Illawarra Services will have an option under the lease in specified circumstances to purchase certain land within Port Kembla Steelworks to provide for continued operation of the coal washery.

8.14.2 Contracts and arrangements between BHP Steel and third parties

(a) Transport arrangements

As noted in Part 8.14.1 of this Scheme Booklet, BHP Steel is currently restructuring its transport arrangements with BHP Billiton Limited and certain of its subsidiaries. On completion of the restructure, BHP Steel will both provide and receive transport and logistic services in accordance with the following:

(i) Provision of transport and logistics services by BHP Steel to OneSteel and other third parties BHP Steel provides transport and logistic services to OneSteel under the following agreements:

- Global Transport and Logistics Services Contract ("**GSC**") and related services agreements and licenses; and
- three Rail Freight Distribution Services Agreements ("**RFDSAs**").

The term of the GSC is until 31 December 2003. There are eight separate service agreements with separate OneSteel businesses. The RFDSAs are supported by the linehaul (rail) service contracts between BHP T&L and National Rail Corporation Limited ("**NRC**") in relation to those rail corridors specified in each RFDSA.

In order to meet certain of the service requirements to OneSteel, BHP Steel has or will have the following arrangements in place:

- provision by BHP Billiton of marine services to BHP Steel;
- provision by BHP Stevedoring Pty Limited of stevedoring services to BHP Steel at Whyalla; and
- provision of rail and road haulage services and other services by third party service providers (including NRC).

BHP Steel, as a consequence of acquiring certain of the transport and logistics businesses, will also be providing transport and logistic services to other third parties.

(ii) Provision of transport and logistics services to BHP Steel

The following arrangements will be or are proposed to be implemented:

- provision by BHP Billiton Limited of shipping services required by BHP Steel;
- provision by a third party service provider of stevedoring and related services to BHP Steel in Australia and New Zealand (respectively) under long-term contracts; and
- provision by third party service providers of rail and road haulage services and other services.

(iii) Occupation of site at Acacia Ridge

AIS occupies property at 60 Gay Street, Acacia Ridge for the purposes of its land logistics business. AIS occupies this property on the basis of rights acquired from BHP T&L. BHP T&L has occupied the premises since 1 August 1996. The right to take a further lease for a term of three years now vests in AIS. As a result of transfers of the freehold title to the property and of transfers of a concurrent lease of the property, delays have occurred in documenting the lease for the current term. The party now required to grant the further lease is believed to be Patrick Port Services (No.2) Pty Ltd. AIS exercised the option for the further term of three years from 1 August 2002 to 31 October 2005 on 26 April 2002.

(b) Electricity supply arrangements

Delta Contract

Nature of contract

Delta Electricity currently supplies electricity to BHP Billiton Limited and OneSteel sites at Newcastle and BHP Steel sites at Port Kembla (together with the collieries) under a suite of contracts collectively known as the Delta Contract.

The Delta Contract provides for the joint and several liability of BHP Billiton Limited and AIS in connection with electricity supplied to their respective sites. The earliest date that the Delta Contract can be terminated by either party is 31 March 2007.

BHP Billiton Limited has also entered into arrangements with OneSteel, under which OneSteel has agreed that it is responsible to BHP Billiton Limited in respect of electricity supplied by Delta Electricity to OneSteel's sites at Newcastle.

BHP Billiton and BHP Steel intend to negotiate with Delta Electricity to split the current suite of contracts. This is expected to involve the separation of the joint and several obligations of BHP Billiton Limited and AIS under the Combined Supplementary Agreement (which forms part of the Delta Contract).

Pending negotiation of these new arrangements, the parties will continue to conduct the electricity supply arrangements on the basis of the Delta Contract and the provisions in the Demerger Deed.

(c) CSC Information Technology Service Delivery Agreement

Nature of contract

This agreement governs the provision of information technology service delivery functions by CSC Australia Pty Limited ("**CSC**").

Key terms

Under the current Information Technology Service Delivery Agreement between BHP Billiton Limited and CSC, express provision is made for divested BHP Billiton businesses, including BHP Steel, to continue to receive the full range of global IT services currently made available to BHP Billiton until 30 May 2007, on the same pricing structure available to BHP Billiton. That pricing provides for nominally "fixed" annual service charges (by reference to forecast baseline consumption) which are then adjusted by the application of additional resource charges and reduced resource credits to reflect actual usage levels.

Agreements between BHP Billiton Limited and CSC and CSC and BHP Steel Limited to extend the benefits of those IT arrangements to BHP Steel ("**clean break divestment**") are expected to be in place prior to the Legal Separation Date. After the clean break divestment, BHP Billiton will have no ongoing obligations to CSC in respect of the ongoing supply of IT services by CSC to BHP Steel or in respect of any of BHP Steel's obligations to CSC.

(d) North Star BHP Steel, LLC Joint Venture

Nature of joint venture

BHP Steel has a 50% interest in North Star BHP Steel LLC ("**North Star BHP Steel**"), which was established in 1995 to construct and operate a steel flat products facility for hot band product and market its products. The operations and facilities of North Star BHP Steel are located in Delta, Ohio, US. The remaining 50% interest in the investment is held by a wholly owned subsidiary of Cargill, Inc ("**Cargill**").

Two related contracts establish the North Star BHP Steel joint venture:

- the Limited Liability Company Agreement between BHP Steel Investments, Inc (a wholly owned subsidiary of BHP Holdings (Resources), Inc) and NSS Ventures, Inc (a wholly owned subsidiary of Cargill) ("**LLC Agreement**"); and
- the Shareholders Agreement between BHP Holdings (Resources) Inc and Cargill ("**Shareholders Agreement**").

The LLC Agreement and the Shareholders Agreement place different restrictions on the transfer of either party's joint venture interest or entity and the transfer of interests in parent companies of the joint venture entities.

Under the LLC Agreement, BHP Steel requires Cargill's consent to the transfer of its interest in the BHP Steel joint venture entity. If BHP Steel or Cargill wishes to sell its interest in its joint venture entity, the Shareholders Agreement grants the other party an initial right of first refusal and an option to purchase the party's interest in accordance with the fair market value offer procedures set out in the Shareholders Agreement.

Cargill consented to the transfer of ownership of the 50% of North Star BHP Steel held by companies owned or controlled by BHP Billiton Limited to BHP Steel and its subsidiaries. The transfer is still subject to the consent of the lenders who had provided NSS Ventures' share of the North Star BHP Steel debt. This consent is expected prior to the Legal Separation Date. In the event of any delay in this process, the Demerger Deed ensures that the full benefits and risks of BHP Billiton's share in this joint venture vests in BHP Steel as from the Accounting Separation Date.

Under the Shareholders Agreement, the parties and their related companies are limited in their ability to build or operate other steel manufacturing facilities according to geographical and production volume constraints.

Relationship with Worthington Industries, Inc

Worthington Industries, Inc ("**Worthington**") is a major customer of North Star BHP Steel, and accounts for approximately a third of North Star BHP Steel's sales of hot rolled coil. North Star BHP Steel has served notice to terminate its supply contract with Worthington on 31 December 2003 with the intent to negotiate a replacement supply arrangement on more favourable terms.

8.14.3 Financing arrangements for BHP Steel

(a) Loan facility agreement

Nature of contract

BHP Steel Limited and BHP Steel Finance Pty Limited, a subsidiary of BHP Steel, have together mandated a syndicate of banks as joint lead arrangers and underwriters of a revolving Loan Note Facility of A$550 million ("**Loan Facility**").

The Loan Facility will comprise a revolving credit facility under which loans are available in two tranches through the issue of loan notes. Tranche 1 has a limit of A$300 million. Tranche 2 has a limit of A$250 million. The purpose of the funds provided under the Loan Facility is to enable refinancing of inter-company loans owed to the BHP Billiton Limited group by BHP Steel and is guaranteed and subject to a negative pledge by BHP Steel and certain of its material subsidiaries.

Key terms

Tranche 1 will terminate on the third anniversary of the signing of the Loan Facility. Tranche 2 will terminate on the fifth anniversary of the signing of the Loan Facility.

The pricing of the Loan Facility is generally consistent with that which an investment grade company might obtain, given the amount and terms of the debt, BHP Steel Limited being an independent unrated entity, steel industry conditions and the current market.

The Loan Facility contains undertakings by BHP Steel Limited and its subsidiaries that are customary for a facility of this nature.

The Loan Facility contains events of default that are customary for facilities of this nature.

(b) Receivables securitisation program

Nature of contract

BHP Steel (Finance) Limited and Corporate Receivables Securitisation Pty Limited ("**CRS**") have agreed in principle to establish a trade receivables securitisation Program ("**Program**"). BHP Steel (Finance) Limited and CRS intend to conclude the formal documentation for the Program prior to or on the Effective Date.

The Program allows BHP Steel to securitise an amount of its receivables on a revolving or one off basis, through CRS.

The funds are provided under the Program for general corporate purposes.

Key terms

Under the Program, BHP Steel offers its outstanding receivables for purchase for a discounted cash amount. CRS may accept any offer at its discretion which is funded by the issuance of commercial paper by a wholly owned subsidiary of CRS. The discount applied to the face value of receivables sold into the Program depends on several factors including CRS's cost of funds and the collection profile of the receivables.

The Program is likely to have a term of five years.

The Program imposes certain collection responsibilities and other covenants on the BHP Steel Limited group which are customary for a program of this nature.

(c) Cash advance facility

Nature of contract

BHP Steel Limited intends to establish a cash advance facility of up to $100 million ("**Cash Advance Facility**") with a small number of banks providing its key loan facility.

It is expected that formal documentation for the Cash Advance Facility will be entered into prior to the Effective Date.

Key terms

The formal documentation for the Cash Advance Facility is expected to include:

- the funds to be provided under the Cash Advance Facility are for general corporate purposes and are guaranteed and subject to a negative pledge by BHP Steel Limited and certain of its subsidiaries;
- the Cash Advance Facility must be repaid 364 days after the signing of the Cash Advance Facility;
- the Cash Advance Facility will contain undertakings by BHP Steel Limited and its subsidiaries that are customary for a facility of this nature; and
- the Cash Advance Facility will contain events of default that are customary for a facility of this nature.

8.15 OVERVIEW OF BHP STEEL CONSTITUTION

8.15.1 Rights attaching to BHP Steel Shares

The rights attaching to the ownership of BHP Steel Shares are set out in the BHP Steel constitution, a copy of which may be obtained by calling the BHP Billiton Share Department on 1300 655 140 (within Australia only) or (61 3) 9609 3333 (International) weekdays between 9.00 am and 5.00 pm (Melbourne time).

BHP Steel's constitution describes many rights attaching to BHP Steel Shares and the following is a summary of the principal rights. The summary does not contain all of the information included in BHP Steel's constitution which should be read for a more complete description of BHP Steel Shareholders' rights.

8.15.2 Issue of further BHP Steel Shares

The BHP Steel Directors control the issue of BHP Steel Shares, subject to the Corporations Act, the Listing Rules and any special rights conferred on the holders of any shares or class of shares. There is no limit on the number of BHP Steel Shares that can be issued.

8.15.3 Transfer of BHP Steel Shares

BHP Steel Shares are transferable after the listing of BHP Steel on ASX, subject to the Listing Rules and to the BHP Steel constitution, by:

- the paperless system of transfer established by ASX known as CHESS, for CHESS approved securities;
- an instrument in writing in any usual or common form or in any other form approved by the BHP Steel Directors; or
- any other method of transfer of marketable securities which is recognised by the Corporations Act, the Securities Clearing House ("**SCH**") and ASX and is approved by the BHP Steel Directors.

The BHP Steel Directors may, if permitted to do so by the Listing Rules:

- request SCH to apply a holding lock to prevent a transfer of CHESS approved securities registered on the CHESS subregister; and
- refuse to register a transfer of other BHP Steel Shares.

The BHP Steel Directors are obliged to refuse to register a transfer of BHP Steel shares if:

- the Listing Rules require BHP Steel to do so; and
- the transfer is in breach of the Listing Rules or a restriction agreement.

8.15.4 Partial takeovers

BHP Steel's constitution contains provisions regulating proportional takeover offers for BHP Steel Shares in accordance with the Corporations Act.

These provisions cease to have effect three years after the later of their adoption or last renewal.

8.15.5 General meetings and notices

Each BHP Steel Shareholder is entitled to receive notice of, to attend and to vote at general meetings of BHP Steel and to receive all notices, accounts, reports and other documents required to be sent to BHP Steel Shareholders under the BHP Steel constitution, the Corporations Act or the Listing Rules.

BHP Steel may serve a notice on a BHP Steel shareholder:

- personally;
- by sending it by post to their registered address or an alternative address nominated by the BHP Steel Shareholder; or
- by sending it to a fax number or electronic address nominated by the BHP Steel Shareholder.

8.15.6 Voting

Subject to any rights or restrictions attaching to any class or classes of shares and to the BHP Steel constitution, each BHP Steel Shareholder who is entitled to vote may vote in person or by proxy, attorney or representative.

On a show of hands, each BHP Steel Shareholder present in person and each other person present as a proxy, attorney or representative has one vote. On a poll, each BHP Steel Shareholder present personally or by proxy, attorney or representative has one vote for each fully paid BHP Steel Share held. In either case, if there is an equal number of votes for and against a resolution, the matter is decided in the negative.

8.15.7 BHP Steel Directors

The BHP Steel Directors are subject to retirement by rotation and re-election by BHP Steel Shareholders in a general meeting. At each annual general meeting, one third of the BHP Steel Directors and any BHP Steel Director who has held office for three years or more must retire from office. The Managing Director is exempt from retirement by rotation. A BHP Steel Director appointed by the BHP Steel Directors (e.g. to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of BHP Steel but is eligible for election at that meeting. The maximum aggregate remuneration to be paid to the non-executive BHP Steel Directors will not be more than $1.75 million per annum (inclusive of superannuation) or any other amount decided by the company at a general meeting. The constitution provides that the remuneration may be provided in a non-cash form, including the issue or purchase of BHP Steel Shares or options over BHP Steel Shares. BHP Steel Directors are also entitled to be reimbursed for other incidental costs and expenses incurred as a BHP Steel Director.

8.15.8 Dividends

Subject to the Corporations Act, the BHP Steel constitution and the rights of persons (if any) entitled to BHP Steel Shares with special rights to dividend, the BHP Steel Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise that payment.

Subject to the rights of any persons entitled to BHP Steel Shares with special rights as to dividends and to the terms of any shares issued to the contrary, when a dividend is paid:

- all BHP Steel Shareholders receive the same sum on each BHP Steel Share; and
- partly paid BHP Steel Shareholders receive the proportion of the dividend for each BHP Steel Share that the amount paid up on their partly paid BHP Steel Share represents to a BHP Steel Share.

8.15.9 Reduction of capital

If BHP Steel reduces its capital, it may distribute the capital reduction by cash or by the issue or transfer of shares or other securities, the grant of options or the transfer of assets. If the distribution of capital includes an issue or transfer of shares, the BHP Steel Shareholder agrees, by the terms of BHP Steel's constitution, to become a member of the company in which shares are being issued or transferred.

8.15.10 Winding up

If BHP Steel is wound up, the liquidator may, with the sanction of a special resolution of BHP Steel, divide among any persons holding BHP Steel Shares in kind the whole or any part of the property of BHP Steel. The liquidator may set such a value as it considers fair on any property to be so divided and may determine how the division is to be carried out.

8.15.11 Indemnification

To the extent permitted by law, BHP Steel must indemnify each director and secretary, and may indemnify executive officers, of BHP Steel against liability incurred by them in their capacity as a director, secretary or executive officer of BHP Steel or a BHP Steel subsidiary or as a trustee, director or employee of another corporation at the request of BHP Steel or a BHP Steel subsidiary. An indemnity is also provided for legal costs incurred in connection with proceedings in which they become involved because of that capacity.

8.15.12 Small holdings

Subject to the Listing Rules, the directors of BHP Steel may in certain circumstances sell the BHP Steel Shares of a BHP Steel Shareholder if they hold a parcel of BHP Steel Shares that is less than a marketable parcel as defined in the Listing Rules.

8.16 DIVIDEND REINVESTMENT PLAN

BHP Steel has approved the terms of a dividend reinvestment plan ("**DRP**") which would provide BHP Steel Shareholders with a choice of reinvesting dividends paid on BHP Steel Shares rather than receiving dividends in cash. The DRP has not yet commenced operation. A commencement date will be determined by the BHP Steel Directors in their absolute discretion. However, it is not currently intended that the DRP would commence operating in the near future.

Further details in relation to the DRP will be sent to all BHP Steel Shareholders once the BHP Steel Directors determine that the DRP will commence operation.

The key terms of the DRP are set out below.

8.16.1 Participation

Participation in the DRP would be optional and would be open to all BHP Steel Shareholders, except those BHP Steel Shareholders whose registered addresses are in jurisdictions where, in the absence of the registration statement or other formality, participation would or might be unlawful.

8.16.2 Issue price of BHP Steel Shares

BHP Steel Shares allotted under the DRP would be issued at the volume weighted average market price of all BHP Steel Shares sold on ASX in the first five trading days immediately following the record date for the particular dividend, less such discount, if any, not exceeding 10%, as determined by the BHP Steel Board from time to time.

8.16.3 ASX quotation

BHP Steel would make application for official quotation on ASX of any BHP Steel Shares allotted under the DRP.

8.16.4 Costs

No brokerage, commissions or other transaction costs would be payable by a participant in respect of the allotment of BHP Steel Shares under the DRP. Under the present law, no stamp duty would be payable on the allotments of BHP Steel Shares under the DRP.

8.16.5 Dividends and other rights

All dividend shares allotted under the DRP would rank equally in all respects with all other BHP Steel Shares from the date of issue.

8.16.6 Modification, suspension, recommencement and termination of DRP

The operation of the DRP may be modified, suspended, recommenced or terminated at any time by the BHP Steel Board in its absolute discretion.

8.17 ASX LISTING

Within seven days after the date of this Scheme Booklet, application will be made to ASX for the admission of BHP Steel to the ASX official list and for official quotation of all BHP Steel Shares on ASX.

8.18 CHESS AND ISSUER SPONSORSHIP

BHP Steel will apply to participate in CHESS, pursuant to the Listing Rules. Following the Steel Demerger, BHP Steel will provide BHP Steel Shareholders with a holding statement which sets out the number of BHP Steel Shares transferred to each BHP Billiton Limited Shareholder under the Steel Demerger. This notice will advise BHP Steel Shareholders of either their holder identification number ("**HIN**") in the case of a holding on the CHESS subregister or securityholder reference number ("**SRN**") in the case of a holding on the issuer sponsored subregister.

Thereafter, if a holding of BHP Steel Shares changes during a month, BHP Steel Shareholders will receive a statement at the end of that month. BHP Steel Shareholders may also request statements at any other time (although BHP Steel may charge an administration fee).

8.19 AUDITOR

Arthur Andersen is BHP Steel's auditor. Assuming that the proposed merger between Arthur Andersen and Ernst & Young goes ahead, it is expected that Ernst & Young will conduct BHP Steel's audit for the year ended 30 June 2002.

8.20 BHP STEEL DIRECTORS' REMUNERATION

BHP Steel's constitution provides that the maximum aggregate remuneration of non-executive BHP Steel Directors will not be more than $1.75 million per annum (inclusive of superannuation) or any other amount decided by the company at a general meeting. The BHP Steel Directors may divide that remuneration among the non-executive BHP Steel Directors as they decide.

The BHP Steel Directors have resolved that, from their appointment, the Chairman, Mr Graham Kraehe, will be paid $280,000 per annum, and the Deputy Chairman, Mr Ron McNeilly, will be paid $140,000 per annum. Each of the other non-executive BHP Steel Directors will be paid $100,000 per annum. Non-executive BHP Steel Directors will also be paid $10,000 for each BHP Steel Board committee on which they sit as chair.

Compulsory superannuation contributions on behalf of each BHP Steel Director will be paid in addition to the fees set out above.

It is not intended that the non-executive BHP Steel Directors will be paid retirement benefits.

8.21 INDEMNITIES FOR BHP STEEL DIRECTORS

8.21.1 Deeds of access, insurance and indemnity for BHP Steel Directors

BHP Steel has entered into a Deed of Access, Insurance and Indemnity with each BHP Steel Director ("**Deed**"). In broad terms, the Deed:

- provides an ongoing indemnity to the fullest extent permitted by law against liabilities arising as a result of acting as a BHP Steel Director, an officer of a BHP Steel subsidiary or as a trustee, director or employee of another corporation at the request of BHP Steel or a BHP Steel subsidiary. An indemnity is also provided for related legal costs;
- requires BHP Steel to use its best endeavours to maintain a D & O insurance policy insuring against liability incurred by the BHP Steel Director in the BHP Steel Director's capacity as an officer of BHP Steel during the director's term of office and for seven years after that; and
- confirms the BHP Steel Director's statutory right of access both while in office and after ceasing to be a BHP Steel Director to BHP Steel Board papers and other BHP Steel documents relating to the BHP Steel Director's period of office for the purposes of legal proceedings in which the BHP Steel Director may become involved.

BHP Steel's constitution requires BHP Steel to indemnify the BHP Steel Directors and authorises BHP Steel to enter into these Deeds with the BHP Steel Directors. These Deeds have been entered into with each BHP Steel Director at the time of their appointment to the BHP Steel Board.

8.21.2 BHP Billiton Limited indemnity for the BHP Steel Directors

BHP Billiton Limited has agreed to indemnify the BHP Steel Directors to the maximum extent permitted by law against any liability to any person incurred by the BHP Steel Director in connection with the Steel Demerger. In addition, BHP Billiton is entitled to take control of any action against the BHP Steel Director that could lead to any payment to a BHP Steel Director under the indemnity and to seek reimbursement from the BHP Steel Director if any payment is subsequently found not to be authorised by law, under the indemnity or which the BHP Steel Director is insured for.

8.21.3 Indemnification under the BHP Steel constitution

The indemnification of the BHP Steel Directors by BHP Steel is summarised in Part 8.15.11 of this Scheme Booklet.

8.22 CONSENTS AND DISCLAIMERS OF RESPONSIBILITY

8.22.1 Consent to be named

The following parties have given and have not, before the time of registration of this Scheme Booklet by ASIC, withdrawn their written consent to be named in this Scheme Booklet and the Shareholder Prospectus in the form and context in which they are named:

- ABN AMRO Corporate Finance Australia Limited as financial adviser;
- ABN AMRO Equity Capital Markets Australia Limited and Rothschild Australia Securities Limited (trading as ABN AMRO Rothschild) as Joint Global Coordinator;
- ABN AMRO Corporate Finance Limited as acting for BHP Billiton Limited in connection with the Scheme;
- Credit Suisse First Boston Australia Limited as financial adviser and Joint Global Coordinator;
- Credit Suisse First Boston (Europe) Limited as acting for BHP Billiton Limited in connection with the Scheme; and
- Mallesons Stephen Jaques as legal adviser.

8.22.2 Consent to be named and to the inclusion of information

The following parties have given and have not, before the time of registration of this Scheme Booklet by ASIC, withdrawn their written consent to the inclusion of the following information in this Scheme Booklet and the Shareholder Prospectus in the form and context in which it is included and to all references in this Scheme Booklet and the Shareholder Prospectus to that information in the form and context in which they appear:

- Arthur Andersen - as to certain matters of Australian taxation, to be named as the auditor of BHP Billiton and BHP Steel and as being named as the investigating accountant and to the inclusion of the Investigating Accountant's Report set out as Annexure A to this Scheme Booklet and the Report on Forecast Financial Information set out as Annexure B to this Scheme Booklet;
- Ernst & Young Corporate Finance Limited - to be named as the independent expert and to the inclusion of the Independent Expert's Report set out as Annexure D to this Scheme Booklet;
- Egis Consulting Australia Pty Limited - to be named as independent environmental consultants, and to statements said to be based on statements made by it relating to the environmental liability assessment;
- International Iron and Steel Institute - to the inclusion of statements made by it relating to world steel markets, and to statements said to be based on statements made by it;
- CRU Group - to the inclusion of statements made by it relating to steel prices, and to statements said to be based on statements made by it;

- Sullivan & Cromwell - to the inclusion of statements made by it relating to US taxation considerations, and to statements said to be based on statements made by it;
- Linklaters - to the inclusion of statements made by it relating to UK taxation considerations, and to statements said to be based on statements made by it; and
- Chapman Tripp - to the inclusion of statements made by it relating to New Zealand taxation considerations, and to statements said to be based on statements made by it.

8.22.3 Disclaimers of responsibility

Each person named in Parts 8.22.1 and 8.22.2:

- does not make, or purport to make, any statement in this Scheme Booklet or the Shareholder Prospectus or any statement on which a statement in this Scheme Booklet or the Shareholder Prospectus is based other than, in the case of a person referred to under Part 8.22.2, a statement included in this Scheme Booklet or the Shareholder Prospectus with the consent of that party; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this Scheme Booklet or the Shareholder Prospectus, other than a reference to its name and, in the case of a person referred to under Part 8.22.2, any statement or report which has been included in this Scheme Booklet or the Shareholder Prospectus with the consent of that party.

8.23 INDEPENDENT EXPERT

Ernst & Young Corporate Finance has prepared the Independent Expert's Report set out as Annexure D to this Scheme Booklet advising as to whether the Steel Demerger Proposal is in the best interests of BHP Billiton Limited Shareholders. Ernst & Young Corporate Finance will be paid a total fee of $335,000 plus out-of-pocket expenses for the preparation of this report. Ernst & Young Corporate Finance warrants that it has not withdrawn its consent to the inclusion of the Independent Expert's Report in the form and context in which it is included and to the reproduction of the summary and conclusions of the Independent Expert's Report in the Letter from the Chairman and Parts 1.4, 2.5.3, 3.9 and 6.2.6 of this Scheme Booklet.

8.24 CAPITAL RAISING BY BHP STEEL

BHP Steel has not raised any capital for the three months before the date of lodgment of this Scheme Booklet for registration by ASIC and will not need to raise any capital in the three months after the date of lodgment of this Scheme Booklet for registration by ASIC (other than the issue of BHP Steel Shares to BHP Billiton Limited for the purpose of ensuring BHP Steel has sufficient issued BHP Steel Shares to implement the Steel Demerger Proposal as contemplated in this Scheme Booklet or as otherwise contemplated under this Scheme Booklet).

8.25 REGULATORY AND LEGAL

8.25.1 Foreign exchange controls

The Reserve Bank of Australia generally does not restrict the import and export of Australian dollars. There are currently no Australian exchange controls or other limitations, other than any applicable withholding of Australian tax, which restrict the remittances of any dividends, interest or other payment by BHP Steel to non-resident holders of BHP Steel Shares outside Australia, provided they are not nationals of or connected with Iraq, Libya, the Federal Republic of Yugoslavia (Serbia and Montenegro), the Taliban (also referred to as the Islamic Emirate of Afghanistan), or the National Union for the Total Independence of Angola (also known as UNITA), in which case remittance is prohibited.

8.25.2 Restrictions on foreign ownership

There are no limitations, either under the laws of Australia or under the constitution of BHP Steel, to the right of non-residents to hold or vote BHP Steel Shares other than the Commonwealth Foreign Acquisitions and Takeovers Act 1975 ("**FATA**"). The FATA may affect the right of certain persons, including US residents, to hold or control BHP Steel Shares. Acquisitions of shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of the Commonwealth of Australia under the FATA. The FATA applies to any acquisition by a foreign person or associated foreign persons which would result in a holding of 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company. Further, it applies to any acquisition by non-associated foreign persons which would result in a holding by those persons of 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

8.26 SUPPLEMENTARY INFORMATION

BHP Billiton Limited will issue a supplementary document to this Scheme Booklet if it becomes aware of any of the following between the date of lodgment of this Scheme Booklet for registration by ASIC and the Listing Date:

- a material statement in this Scheme Booklet is false or misleading;
- a material omission from this Scheme Booklet;
- a significant change affecting a matter included in this Scheme Booklet; or
- a significant new matter has arisen and it would have been required to be included in this Scheme Booklet if it had arisen before the date of lodgment of this Scheme Booklet for registration by ASIC.

Depending on the nature and timing of the changed circumstances and subject to obtaining any relevant approvals, BHP Billiton Limited may circulate and publish any supplementary document by:

- placing an advertisement in a prominently published newspaper which is circulated generally throughout Australia;
- posting the supplementary document on BHP Billiton's website; or
- making an announcement to ASX.

PART 9 SCHEME

9.1 SCHEME - EXPLANATORY STATEMENT

The Explanatory Statement for the Scheme incorporates all parts of the Scheme Booklet other than the notices of meetings on pages 127 to 137.

9.2 SCHEME

Pursuant to section 411 of the Corporations Act 2001 (Cwlth) between:

BHP Billiton Limited (ABN 49 004 028 077)

and holders of its **fully paid ordinary shares** and holders of its **partly paid ordinary shares**

1 Definitions and interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

BHP Billiton Board means the board of directors of BHP Billiton Limited.

BHP Billiton Limited means BHP Billiton Limited (ABN 49 004 028 077).

BHP Billiton Limited Share means an ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited Shareholder means a holder of Fully Paid BHP Billiton Limited Shares and/or Partly Paid BHP Billiton Limited Shares, as the case requires.

BHP Billiton Plc means BHP Billiton Plc (registered in England and Wales, registration number 3196209).

BHP Billiton Plc Share means a fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc Shareholder means a holder of BHP Billiton Plc Shares.

BHP Billiton Share Register means the register of BHP Billiton Limited Shareholders maintained under section 169 of the Corporations Act.

BHP Billiton Share Registry means the BHP Billiton Share Department, Level 28, 600 Bourke Street, Melbourne, Victoria 3000, Australia.

BHP Steel means BHP Steel Limited (ABN 16 000 011 058).

BHP Steel Entitlement Number has the meaning set out in clause 4.3.

BHP Steel Share means a fully paid ordinary share in the capital of BHP Steel.

Bonus Issue Resolution means an ordinary resolution of BHP Billiton Limited Shareholders relating to the issue of bonus BHP Billiton Plc Shares to BHP Billiton Plc Shareholders and in the form set out in the notice of general meeting contained in the Scheme Booklet sent to BHP Billiton Limited Shareholders.

Business Day means a business day as defined in the Listing Rules.

Capital Entitlement means, in relation to a Scheme Shareholder, so much of the amount allocated to the Scheme Shareholder under the Capital Reduction Resolution as is attributable to the Scheme Shares held by the Scheme Shareholder.

Capital Reduction means the reduction of the share capital of BHP Billiton Limited in accordance with the Capital Reduction Resolution.

Capital Reduction Resolution means an ordinary resolution of BHP Billiton Limited Shareholders in the form set out in the notice of general meeting contained in the Scheme Booklet sent to BHP Billiton Limited Shareholders.

Close of Registers means 5.00 pm (Melbourne time) on the Record Date.

Corporations Act means Corporations Act 2001 (Cwlth).

Court means the Federal Court of Australia.

Effective Date means the date on which the office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act is lodged with ASIC.

Final Price means the price at which BHP Steel Shares will be sold under the terms of the Sale Facility.

Fully Paid BHP Billiton Limited Share means a BHP Billiton Limited Share on which all amounts of capital are paid up.

Fully Paid BHP Billiton Limited Shareholder means a holder of Fully Paid BHP Billiton Limited Shares.

Fully Paid Scheme Shareholder means a Scheme Shareholder who holds Fully Paid BHP Billiton Limited Shares.

Implementation Deed means the agreement between BHP Billiton Limited and BHP Steel dated on or about 10 May 2002 and described in clause 2.3.

Ineligible Overseas Shareholder means a Fully Paid Scheme Shareholder whose Registered Address at the Close of Registers is in any jurisdiction other than:

- Australia, New Zealand, the United Kingdom and the Channel Islands, the United States of America, Singapore, Hong Kong or Canada; or
- a jurisdiction in which BHP Billiton Limited reasonably believes that it is not prohibited or unduly onerous or impractical to implement the Scheme and to transfer BHP Steel Shares to the Fully Paid Scheme Shareholder.

Interim Call means the call for payment of unpaid capital made by the BHP Billiton Board payable on each Partly Paid BHP Billiton Limited Share for the Reduction Amount.

Legal Separation Date means Monday, 22 July 2002 or such other date as determined by the BHP Billiton Board.

Listing Date means the date on which trading in BHP Steel Shares (on a deferred settlement basis or otherwise) commences on ASX.

Listing Rules means the official listing rules of ASX.

Non Eligible Shareholder means a Fully Paid BHP Billiton Limited Shareholder who is not permitted under applicable laws or regulations in certain countries to sell under the Sale Facility the BHP Steel Shares to which they are entitled under the Scheme.

Partly Paid BHP Billiton Limited Share means a BHP Billiton Limited Share on which there remains amounts unpaid.

Partly Paid BHP Billiton Limited Shareholder means a holder of Partly Paid BHP Billiton Limited Shares.

Partly Paid Scheme Shareholder means a Scheme Shareholder who holds Partly Paid BHP Billiton Limited Shares.

Record Date means the fourth Business Day after the Effective Date or such other date as permitted by ASX.

Reduction Amount means $0.69 for each BHP Billiton Limited Share on issue at the Close of Registers.

Registered Address means, in relation to a BHP Billiton Limited Shareholder, the address shown in the BHP Billiton Share Register.

Sale Agent means BHP Billiton Limited or such other person nominated by BHP Billiton Limited to sell or facilitate the transfer of the BHP Steel Shares attributable to Selling Shareholders and Ineligible Overseas Shareholders under the terms of the Scheme and the Sale Facility and who will hold those BHP Steel Shares as agent of those Selling Shareholders and Ineligible Overseas Shareholders.

Sale Facility means the facility to be established and implemented by BHP Billiton Limited under which BHP Steel Shares may be sold prior to the listing of BHP Steel on ASX, the terms of which are more fully described and contained in the Scheme Booklet and accompanying documents distributed with it.

Scheme means the scheme of arrangement between BHP Billiton Limited and the holders of BHP Billiton Limited Shares as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Booklet means the booklet containing the explanatory statement as required by Part 5.1 of the Corporations Act relating to the Scheme, notices of meetings in relation to the Capital Reduction Resolution, the Bonus Issue Resolution and the Scheme and other information (including any supplementary information) relating to any or all of the above matters and distributed to BHP Billiton Limited Shareholders.

Scheme Share means a Fully Paid BHP Billiton Limited Share or a Partly Paid BHP Billiton Limited Share on issue at the Close of Registers.

Scheme Shareholder means a person registered on the BHP Billiton Share Register at the Close of Registers as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 4.12 and after application of clause 4.3(d).

Selling Shareholder means a Fully Paid Scheme Shareholder (other than a Non Eligible Shareholder) who elects to sell under the Sale Facility some or all of the BHP Steel Shares that constitute the Fully Paid Scheme Shareholder's BHP Steel Entitlement Number.

Steel Demerger means the divestment by BHP Billiton Limited of its steel businesses to be implemented in the manner as more fully described in the Scheme Booklet including in accordance with the terms of the Scheme.

Steel Demerger Proposal means the proposal by BHP Billiton Limited to effect the Steel Demerger.

Steel Demerger Resolution means the ordinary resolution of BHP Billiton Plc Shareholders to approve the Steel Demerger Proposal.

Transaction Costs means any brokerage or other selling costs incurred in connection with the sale of BHP Steel Shares on ASX if the Sale Facility does not proceed.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes each other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given day or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later; and

(j) the interpretation of a substantive provision is not affected by any heading.

2 Preliminary

2.1 BHP Billiton Limited

(a) BHP Billiton Limited is a public company incorporated in Australia and is a company limited by shares. It has its registered office at Level 45, Bourke Place, 600 Bourke Street, Melbourne, Victoria 3000, Australia.

(b) BHP Billiton Limited is a company admitted to the ASX official list and Fully Paid BHP Billiton Limited Shares are quoted on the stock market conducted by ASX.

(c) On 29 June 2001, BHP Billiton Limited (formerly BHP Limited) and BHP Billiton Plc (formerly Billiton Plc) commenced operating under a dual listed companies structure. This structure provides amongst other things that the two companies operate under a unified management structure and the businesses of both BHP Billiton Limited and BHP Billiton Plc be managed on a unified basis.

2.2 BHP Steel

(a) BHP Steel is a public company incorporated in Australia and will be, until the Legal Separation Date, a subsidiary of BHP Billiton Limited. The address of BHP Steel's registered office is Level 11, 120 Collins Street, Melbourne, Victoria 3000, Australia.

(b) BHP Steel operates BHP Billiton Limited's flat and coated steel products divisions, details of which are contained in the Scheme Booklet.

2.3 Implementation Deed

BHP Billiton Limited and BHP Steel have entered into the Implementation Deed to facilitate, amongst other things, the implementation of the Capital Reduction and the Scheme. In particular, BHP Steel has agreed that it will observe all the provisions of the Capital Reduction and the Scheme which relate to it and to do everything within its power that is necessary to give full effect to the Capital Reduction and the Scheme.

2.4 End date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 December 2002.

2.5 Proper law

The proper law of the Scheme is the law of the Commonwealth of Australia.

3 Capital Reduction

On the Legal Separation Date, BHP Billiton Limited will reduce its share capital in accordance with the Capital Reduction Resolution.

4 Scheme

4.1 Conditions precedent to the Scheme

The Scheme is conditional upon the following conditions precedent:

(a) the passing of the Capital Reduction Resolution and the Bonus Issue Resolution;

(b) the approval of the Scheme by the requisite majority at the meetings of Fully Paid BHP Billiton Limited Shareholders and Partly Paid BHP Billiton Limited Shareholders convened by the Court pursuant to section 411 of the Corporations Act;

(c) the passing of the Steel Demerger Resolution;

(d) the approval of the Scheme, with or without modification, by the Court making an order under section 411(4)(b) of the Corporations Act;

(e) the approval of ASX for the admission of BHP Steel to the ASX official list and for official quotation of BHP Steel Shares on ASX, subject only to the Scheme taking effect and such other conditions acceptable to the BHP Billiton Board; and

(f) the lodgement with ASIC of an office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act.

4.2 Effective Date

The Scheme will take effect on and from the Effective Date.

4.3 BHP Steel Entitlement Number

(a) There shall be calculated in respect of each Fully Paid Scheme Shareholder, in accordance with the following paragraphs (b), (c) and (d), a number designated the BHP Steel Entitlement Number.

(b) Subject to paragraph (d) below, if the number of the Scheme Shares held by the Fully Paid Scheme Shareholder is one or two only, that person's BHP Steel Entitlement Number is also one.

(c) Otherwise, and subject always to paragraph (d) below, the Fully Paid Scheme Shareholder's BHP Steel Entitlement Number is the number produced by dividing the number of that person's Scheme Shares by five and:

(i) if a fraction of one-half or greater results, rounding up to the next whole number above; or

(ii) if a fraction of less than one-half results, rounding down to the next whole number below.

(d) If BHP Billiton Limited is of the opinion that several Fully Paid Scheme Shareholders, each of whom holds one, two or three Scheme Shares or a holding which results in a fractional entitlement of the type in paragraphs (b) or (c)(i) above have, before the Close of Registers, been party to shareholding splitting or division in an attempt to obtain unfair advantage by reference to the rounding up provided for in paragraphs (b) or (c)(i) above, BHP Billiton Limited may give notice to those Fully Paid Scheme Shareholders:

(i) setting out the names and Registered Addresses of all of them;

(ii) stating that opinion; and

(iii) attributing to one of them specifically identified in the notice, the Scheme Shares held by all of them, and, after the notice has been so given, the Fully Paid Scheme Shareholder specifically identified in the notice shall, for the purposes of clause 4.3(b) and (c), be taken to hold all those Scheme Shares and each of the others of the Fully Paid Scheme Shareholders whose names and Registered Addresses are set out in the notice shall, for the purposes of clauses 4.3(b) and (c), be taken to hold no Scheme Shares.

4.4 Entitlements of Scheme Shareholders

Until the Legal Separation Date, all BHP Steel Shares are beneficially owned by BHP Billiton Limited.

The Capital Entitlement of each Scheme Shareholder shall, on the Legal Separation Date (unless otherwise specified), be applied by BHP Billiton Limited as follows:

(a) for Fully Paid BHP Billiton Limited Shareholders the Capital Entitlement will be applied by BHP Billiton Limited as consideration for the sale and transfer by BHP Billiton Limited of that number of BHP Steel Shares which is equal to the Fully Paid Scheme Shareholder's BHP Steel Entitlement Number, the purchaser and the transferee of those BHP Steel Shares from BHP Billiton Limited being the Fully Paid Scheme Shareholder except that, in the case of a Selling Shareholder or an Ineligible Overseas Shareholder, the relevant BHP Steel Shares will be retained by BHP Billiton Limited or transferred to the Sale Agent (in either case as agent for the Selling Shareholder or Ineligible Overseas Shareholder) prior to or on the Legal Separation Date and sold or transferred by them in accordance with and subject to clauses 4.5 and 4.6;

(b) for Partly Paid BHP Billiton Limited Shareholders the Capital Entitlement will be applied by BHP Billiton Limited as payment of the Interim Call to be made against each Partly Paid BHP Billiton Limited Share (thereby reducing the amount remaining unpaid on each Partly Paid BHP Billiton Limited Share). Partly Paid Scheme Shareholders are not entitled to receive any BHP Steel Shares under the terms of the Scheme;

(c) BHP Billiton Limited will in transferring BHP Steel Shares to each transferee in conformity with paragraph (a) above be taken to warrant to each transferee that every such BHP Steel Share will be held and enjoyed by that transferee free from any right, interest or claim on the part of BHP Billiton Limited or any person claiming through, under or in trust for BHP Billiton Limited. BHP Billiton Limited also warrants that any BHP Steel Share to be transferred by the Sale Agent (who receives BHP Steel Shares under paragraph (a) above) to a third party will be held and enjoyed by that transferee free from any right, interest or claim on the part of BHP Billiton Limited or any person claiming through, under or in trust for BHP Billiton Limited; and

(d) if BHP Billiton Limited has given notice under clause 4.3(d), BHP Billiton Limited, in causing the Capital Entitlement to be applied in accordance with paragraph (a) above in respect of the Fully Paid Scheme Shareholder specifically identified in the clause 4.3(d) notice as the deemed holder of all the specified Scheme Shares, shall be taken to have satisfied and discharged its obligations to the other Fully Paid Scheme Shareholders named in the clause 4.3(d) notice and they will have no claim against BHP Billiton Limited for any Capital Entitlement they would have had but for the operation of clause 4.3(d).

4.5 Selling Shareholders

(a) Where the Sale Facility is implemented, BHP Billiton Limited will procure that it or the Sale Agent (subject to paragraph (b) below) sells under the Sale Facility and at the Final Price for the benefit of a Selling Shareholder the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) in respect of that Selling Shareholder and remit the proceeds of sale in accordance with the terms of the Sale Facility.

(b) It is acknowledged by a Selling Shareholder that only some or none of the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) may be sold under the Sale Facility.

(c) Where the Sale Facility is not implemented, or the Sale Facility is terminated by BHP Billiton Limited or only some or none of the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) are sold under the Sale Facility, all Fully Paid Scheme Shareholders (except Ineligible Overseas Shareholders) will receive their BHP Steel Shares (or the balance of their BHP Steel Shares not sold under the Sale Facility). Any BHP Steel Shares already transferred to the Sale Agent under clause 4.4(a) will be transferred back to the Fully Paid Scheme Shareholders on the Legal Separation Date or as soon as reasonably practicable after that date.

4.6 Ineligible Overseas Shareholders

(a) Where the Sale Facility is implemented, BHP Billiton Limited will procure that it or the Sale Agent (subject to paragraph (b) below) sells under the Sale Facility and at the Final Price for the benefit of an Ineligible Overseas Shareholder the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) in respect of that Ineligible Overseas Shareholder and remit the proceeds of sale in accordance with the terms of the Sale Facility.

(b) It is acknowledged by an Ineligible Overseas Shareholder that only some or none of the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) may be sold under the Sale Facility.

(c) Where the Sale Facility is not implemented, the Sale Facility is terminated by BHP Billiton Limited or only some or none of the BHP Steel Shares retained by BHP Billiton Limited or transferred to the Sale Agent under clause 4.4(a) are sold under the Sale Facility, then as soon as reasonably practicable (and in any event not more than 10 Business Days after the later of the Listing Date and the Legal Separation Date), BHP Billiton Limited will procure that it or the Sale Agent:

  (i) sells on ASX for the benefit of an Ineligible Overseas Shareholder all the BHP Steel Shares transferred to the Sale Agent under clause 4.4(a) (or the balance of their BHP Steel Shares not sold under the Sale Facility) in consideration of the application of the Fully Paid Scheme Shareholder's Capital Entitlement;

  (ii) accounts to the Ineligible Overseas Shareholder for the proceeds of sale (after deduction of Transaction Costs and on an averaged basis so that all Ineligible Overseas Shareholders receive the same price for each BHP Steel Share, subject to rounding to the nearest whole cent) and any income attributable to those BHP Steel Shares; and

  (iii) remits the net proceeds of sale in respect of the Ineligible Overseas Shareholders and any income attributable to the BHP Steel Shares sold under paragraph (c)(i) above under this clause 4.6, such proceeds and income to be dispatched by mail to the Ineligible Overseas Shareholder's Registered Address by cheque either in:

    (A) Australian currency drawn on an Australian bank; or

    (B) if BHP Billiton Limited so decides, the currency of the jurisdiction in which the Ineligible Overseas Shareholder's Registered Address is situated, being converted at the exchange rate between that currency and the Australian currency at a date not more than 15 Business Days after the sale of the last of the Ineligible Overseas Shareholders' entitlements.

4.7 Registration of transfers and beneficial ownership of BHP Steel Shares

BHP Billiton Limited must procure that Fully Paid Scheme Shareholders, other than Selling Shareholders and Ineligible Overseas Shareholders, are registered as the holders of the BHP Steel Shares to which they are entitled under the terms of the Scheme by 10.00 pm on the Legal Separation Date or as soon as possible thereafter. Up until the Legal Separation Date BHP Billiton will retain the beneficial ownership of all BHP Steel Shares.

4.8 Appointment of agent

Each Scheme Shareholder, without the need for any further act, irrevocably appoints BHP Billiton Limited as its agent for the purpose of executing any document or doing any other act necessary to give effect to the terms of the Scheme, including without limitation:

(a) the execution of any form required to effect the transfer of BHP Steel Shares to the Fully Paid Scheme Shareholder, the Sale Agent or any other person in accordance with the terms of the Scheme or the Sale Facility (in the case of a Selling Shareholder or Ineligible Overseas Shareholder); and

(b) the communication of the Scheme Shareholder's agreement under clause 4.9 and instructions under clause 4.10.

BHP Billiton Limited, as agent of each Scheme Shareholder, may subdelegate its functions under this clause 4.8 to all of its directors and secretaries (jointly and severally).

4.9 Agreement to become a member of BHP Steel

(a) Each Fully Paid Scheme Shareholder agrees to become a member of BHP Steel, to have their name entered in any register of members of BHP Steel and accepts the BHP Steel Shares on the terms and conditions of the constitution of BHP Steel (in respect of those BHP Steel Shares representing that Fully Paid Scheme Shareholder's BHP Steel Entitlement Number).

(b) Clause 4.9(a) does not apply to Selling Shareholders (in respect only of those BHP Steel Shares representing some or all of that Fully Paid Scheme Shareholder's BHP Steel Entitlement Number that are sold under the Sale Facility), Ineligible Overseas Shareholders or Partly Paid Scheme Shareholders.

4.10 Instructions to BHP Billiton Limited

Except for a Scheme Shareholder's tax file number, binding instructions or notifications between a Scheme Shareholder and BHP Billiton Limited relating to Scheme Shares or a Scheme Shareholder's status as a BHP Billiton Limited Shareholder (including, without limitation, any instructions relating to payment of dividends or communications from BHP Billiton Limited) will, from the Close of Registers, be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, BHP Steel in respect of BHP Steel Shares transferred to Fully Paid Scheme Shareholders until those instructions or notifications are, in each case, revoked or amended in writing addressed to BHP Steel at its share registry.

4.11 Dispatch of holding statements

As soon as practicable after the later of the Listing Date or the Legal Separation Date, BHP Billiton Limited will procure that BHP Steel, in accordance with the Listing Rules, forwards to the Fully Paid Scheme Shareholders, other than Selling Shareholders (in respect only of those BHP Steel Shares representing some or all of that Fully Paid Scheme Shareholder's BHP Steel Entitlement Number that are sold under the Sale Facility) and Ineligible Overseas Shareholders, holding statements for BHP Steel Shares to which they are entitled, by prepaid post to the Fully Paid Scheme Shareholder at their Registered Address at the Close of Registers, unless that Fully Paid Scheme Shareholder has directed otherwise.

4.12 Dealings in BHP Billiton Limited Shares by Scheme Shareholders

For the purpose of establishing who are Scheme Shareholders and their respective entitlements, dealings in BHP Billiton Limited Shares will be recognised by BHP Billiton Limited provided that:

(a) in the case of dealings of the type to be effected on the Clearing House Electronic Subregister System, the transferee is registered as the holder of the BHP Billiton Limited Shares on or before the Close of Registers; or

(b) in all other cases, if registrable transfers or transmission applications in respect of those dealings are received at the BHP Billiton Share Registry during its business hours on or before the Close of Registers.

4.13 Scheme Shareholders' consent

Scheme Shareholders consent to BHP Billiton Limited doing all things necessary, incidental or expedient to the implementation and performance of the Scheme and acknowledge that the Scheme binds BHP Billiton Limited and all of the BHP Billiton Limited Shareholders from time to time (including those who do not attend the meeting of BHP Billiton Limited Shareholders to approve the Scheme, do not vote at that meeting or vote against the Scheme).

4.14 Amendments to the Scheme

Should the Court propose to approve the Scheme subject to any alterations or conditions, BHP Billiton Limited may, by its counsel, consent to those alterations of conditions on behalf of all persons concerned (including a Scheme Shareholder).

4.15 Scheme binding

To the extent of inconsistency between the Scheme and BHP Billiton Limited's constitution, the Scheme overrides BHP Billiton Limited's constitution and binds BHP Billiton Limited and all BHP Billiton Limited Shareholders.

4.16 Further assurance

BHP Billiton Limited will execute all deeds and other documents and do all acts and things as may be necessary, incidental or expedient for the implementation and performance of the Scheme.

4.17 Costs

BHP Billiton Limited will pay any costs which are payable on or in respect of the Scheme or on any document referred to herein (excluding Transaction Costs referred to in clause 4.6(c)(ii)), including, without limitation, all costs and brokerage payable in connection with the transfer by BHP Billiton Limited to Scheme Shareholders or the Sale Agent of BHP Steel Shares in accordance with this clause 4.

GLOSSARY

ABN AMRO Rothschild
means ABN AMRO Equity Capital Markets Australia Limited and Rothschild Australia Securities Limited, trading as ABN AMRO Rothschild.

Accounting Separation Date
means Monday, 1 July 2002.

AIS
means BHP Steel (AIS) Pty Limited (ABN 19 000 019 625).

apparent steel consumption
means domestic steel production plus imports minus exports.

ASIC
means the Australian Securities and Investments Commission.

ASX
means Australian Stock Exchange Limited.

BHP Billiton
means BHP Billiton Limited and BHP Billiton Plc as a DLC and/or any or all of their controlled entities, as the case requires.

BHP Billiton Board
means the board of directors of BHP Billiton Limited and/or the board of directors of BHP Billiton Plc, as the case requires.

BHP Billiton Director
means a director of BHP Billiton Limited and/or a director of BHP Billiton Plc, as the case requires.

BHP Billiton Limited
means BHP Billiton Limited (ABN 49 004 028 077).

BHP Billiton Limited Meetings
means the General Meeting and the Scheme Meetings.

BHP Billiton Limited Share
means an ordinary share in the capital of BHP Billiton Limited.

BHP Billiton Limited Shareholder
means a holder of Fully Paid BHP Billiton Limited Shares and/or Partly Paid BHP Billiton Limited Shares, as the case requires.

BHP Billiton Plc
means BHP Billiton Plc (registered in England and Wales, registration number 3196209).

BHP Billiton Plc EGM
means the extraordinary general meeting of BHP Billiton Plc to be held on Wednesday, 26 June 2002 to consider and, if thought fit, to approve the Steel Demerger Resolution.

BHP Billiton Plc Share
means a fully paid ordinary share in the capital of BHP Billiton Plc.

BHP Billiton Plc Shareholder
means a holder of BHP Billiton Plc Shares.

BHP Billiton Share
means a fully paid ordinary share in the capital of BHP Billiton Limited and/or BHP Billiton Plc, as the case requires.

BHP Billiton Share Register
means the register of BHP Billiton Limited Shareholders maintained under section 169 of the Corporations Act.

BHP Billiton Shareholder
means a holder of BHP Billiton Limited Shares and/or a holder of BHP Billiton Plc Shares, as the case requires.

BHP Steel
means BHP Steel Limited and/or any or all of its controlled entities and/or the businesses to be operated by it after the Effective Date, as the case requires.

BHP Steel Board
means the board of directors of BHP Steel.

BHP Steel Director
means a director of BHP Steel.

BHP Steel Limited
means BHP Steel Limited (ABN 16 000 011 058).

BHP Steel Share
means a fully paid ordinary share in the capital of BHP Steel.

BHP Steel Shareholder
means a holder of BHP Steel Shares.

BHP T&L
means BHP Billiton Transport and Logistics Pty Limited (ABN 83 006 480 548), a wholly-owned subsidiary of BHP Billiton Limited.

Bonus Issue Resolution
means an ordinary resolution of BHP Billiton Limited Shareholders relating to the issue of bonus BHP Billiton Plc Shares to BHP Billiton Plc Shareholders and in the form set out in the notice of General Meeting dated 10 May 2002 sent to BHP Billiton Limited Shareholders.

Bookbuild
means the bookbuild process conducted as part of the Institutional Offer. Under the Bookbuild, participants in the Institutional Offer are able to specify numbers of BHP Steel Shares they wish to apply to buy or offer to sell at specified prices.

Buy Form
means the form of that name attached to the Instruction Guide.

Capital Reduction
means the reduction of the share capital of BHP Billiton Limited in accordance with the Capital Reduction Resolution.

Capital Reduction Resolution
means an ordinary resolution of BHP Billiton Limited Shareholders relating to the reduction of capital in BHP Billiton Limited and in the form set out in the notice of General Meeting dated 10 May 2002 sent to BHP Billiton Limited Shareholders.

CGT
means capital gains tax.

CHESS
means the Clearing House Electronic Subregister System.

Close of Registers
means 5.00 pm (Melbourne time) on the Record Date.

Corporations Act
means Corporations Act 2001 (Cwlth).

Court
means the Federal Court of Australia.

Demerger Deed
means the deed between BHP Billiton Limited and BHP Steel dealing with transitional and miscellaneous commercial issues arising in connection with the legal and economic separation of BHP Steel and BHP Billiton Limited.

Depositary
means JPMorgan Chase Bank.

DLC
means a dual listed company.

Effective Date
means the date on which the office copy of the Court order approving the Scheme pursuant to section 411(4)(b) of the Corporations Act is lodged with ASIC.

Employee Share Plan
means the employee incentive scheme of that name conducted by BHP Billiton Limited.

Ernst & Young Corporate Finance
means Ernst & Young Corporate Finance Pty Limited.

Explanatory Statement
has the meaning given to it in Part 5.1 of the Corporations Act.

Final Price
means the price at which BHP Steel Shares will be sold to successful bidders under the Institutional Offer and to successful applicants under the Retail Offer.

Fully Paid BHP Billiton Limited Share
means a BHP Billiton Limited Share on which all amounts of capital are paid up.

Fully Paid BHP Billiton Limited Shareholder
means a registered holder of Fully Paid BHP Billiton Limited Shares.

General Meeting
means the general meeting of BHP Billiton Limited to be held on Wednesday, 26 June 2002 to consider and, if thought fit, to approve the Capital Reduction Resolution and the Bonus Issue Resolution.

GST
means goods and services tax.

Illawarra Collieries
means the current and, as the case requires, future coal mines and related infrastructure located in the Illawarra region of New South Wales, Australia, owned by BHP Billiton Limited.

IISI
means the International Iron and Steel Institute.

Implementation Deed
means the deed between BHP Billiton Limited and BHP Steel to carry into effect the Steel Demerger.

Indicative Price Range
means $2.60 to $3.30 per BHP Steel Share.

Ineligible Overseas Shareholder
means a BHP Billiton Limited Shareholder whose registered address on the BHP Billiton Share Register at the Close of Registers is in any jurisdiction other than:

- Australia, New Zealand, the United Kingdom and the Channel Islands, the US, Singapore, Hong Kong or Canada; or
- a jurisdiction in which BHP Billiton Limited reasonably believes that it is not prohibited or unduly onerous or impractical to implement the Scheme and to transfer BHP Steel Shares to the BHP Billiton Limited Shareholder.

Institutional Offer
means the offer of BHP Steel Shares by BHP Billiton Limited to Australian institutional investors and participating member organisations of ASX, and to the extent permitted by applicable law, international institutional investors.

Institutional Selling Shareholder
means a Selling Shareholder who is or will be entitled under the Scheme to 125,000 or more BHP Steel Shares or such other BHP Billiton Limited Shareholder which BHP Billiton Limited considers should be treated as an institutional selling shareholder for the purposes of selling BHP Steel Shares under the terms of the Sale Facility.

Instruction Guide
means the document of that name accompanying this Scheme Booklet.

Interim Call
means the call for payment of unpaid capital made by the BHP Billiton Board payable on each Partly Paid BHP Billiton Limited Share for the Reduction Amount.

Joint Global Coordinators
means ABN AMRO Rothschild and Credit Suisse First Boston Australia Limited.

Legal Separation Date
means Monday, 22 July 2002 or such other date as determined by the BHP Billiton Board.

Listing Date
means the date on which trading in BHP Steel Shares (on a conditional and deferred settlement basis or otherwise) commences on ASX.

Listing Rules
means the official listing rules of ASX.

Long Term Incentive Plan
means the employee incentive plan intended to be introduced by BHP Steel after the Steel Demerger and described in Part 8.9

of this Scheme Booklet.

LSE
means London Stock Exchange plc.

Matching Action
means the bonus issue of BHP Billiton Plc Shares to BHP Billiton Plc Shareholders.

Non Eligible Shareholder
means a Fully Paid BHP Billiton Limited Shareholder who is not permitted under applicable laws or regulations in certain countries to sell under the Sale Facility the BHP Steel Shares to which they are entitled under the Scheme.

NYSE
means New York Stock Exchange.

Offer
means the Retail Offer and the Institutional Offer.

Partly Paid BHP Billiton Limited Share
means a BHP Billiton Limited Share on which there remains amounts unpaid.

Partly Paid BHP Billiton Limited Shareholder
means a holder of Partly Paid BHP Billiton Limited Shares.

Performance Share Plan
means the employee incentive scheme of that name conducted by BHP Billiton Limited.

Proxy Form
means the proxy form for the General Meeting and the Scheme Meetings attached to the Instruction Guide.

Record Date
means the fourth business day after the Effective Date or such other date as permitted by ASX.

Reduction Amount
means $0.69 for each BHP Billiton Limited Share on issue at the Close of Registers.

Retail Offer
means the offer of BHP Steel Shares by BHP Billiton Limited to retail investors resident in Australia and New Zealand, including BHP Billiton Limited Shareholders resident in Australia and New Zealand.

Retail Prospectus
means the prospectus of that name relating to the Retail Offer.

Sale Agent
means BHP Billiton Limited or such other person nominated by BHP Billiton Limited to sell or facilitate the transfer of the BHP Steel Shares attributable to Selling Shareholders and Ineligible Overseas Shareholders under the terms of the Scheme and the Sale Facility and who will hold those BHP Steel Shares as agent of those Selling Shareholders and Ineligible Overseas Shareholders.

Sale Facility
means the facility to be established and implemented by BHP Billiton Limited under which BHP Steel Shares may be sold prior to the listing of BHP Steel on ASX, the terms of which are more fully described and contained in this Scheme Booklet (including Annexure E) and accompanying documents distributed with it.

Sale Facility Circular
means the document of that name accompanying this Scheme Booklet sent to BHP Billiton Limited Shareholders who do not have registered addresses in Australia or New Zealand.

Scheme
means the scheme of arrangement between BHP Billiton Limited and BHP Billiton Limited Shareholders, subject to any alterations or conditions made or required by the Court pursuant to section 411 of the Corporations Act.

Scheme Booklet
means this booklet which includes the Scheme, the Explanatory Statement and the notices of meetings.

Scheme Meeting(s)
means the meeting of Fully Paid BHP Billiton Limited Shareholders and/or the meeting of Partly Paid BHP Billiton Limited Shareholders, as the case requires, both to be held on Wednesday, 26 June 2002 convened by the Court to consider and, if thought fit, approve the Scheme.

Sell Form
means the form of that name attached to the Instruction Guide or such other form as BHP Billiton may permit or agree in connection with the sale of BHP Steel Shares by an Institutional Selling Shareholder.

Selling Agreements
means the agreements to be entered into between BHP Billiton Limited, BHP Steel Limited and the Joint Global Coordinators relating to the sale of BHP Steel Shares under the Institutional Offer and the Retail Offer.

Selling Shareholder
means a Fully Paid BHP Billiton Limited Shareholder (other than a Non Eligible Shareholder) who elects to offer to sell under the Sale Facility some or all of the BHP Steel Shares to which they are entitled under the Scheme.

Share Rights
means rights over BHP Steel Shares awarded under the Long Term Incentive Plan.

Shareholder Prospectus
means the prospectus of that name relating to the Offer and the Sale Facility sent to BHP Billiton Limited Shareholders who have registered addresses in Australia or New Zealand.

Steel Demerger
means the divestment by BHP Billiton Limited of its steel businesses to be implemented in the manner as more fully described in this Scheme Booklet, including in accordance with the terms of the Scheme.

Steel Demerger Proposal
means the proposal by BHP Billiton Limited to effect the Steel Demerger.

Steel Demerger Resolution
means the ordinary resolution of BHP Billiton Plc Shareholders at the BHP Billiton Plc EGM to approve the Steel Demerger Proposal.

Transaction Costs
means any brokerage or other selling costs incurred in connection with the sale of BHP Steel Shares on ASX if the Sale Facility does not proceed.

US
means United States of America.

US ITC
means United States International Trade Commission.

VWAP
means volume weighted average price.

A$, $ or cents
means the lawful currency of Australia.

Sources

Australian Bureau of Statistics
means time series spreadsheets.

Commonwealth Department of Industry, Tourism and Resources
means a report entitled "The Australian Steel Industry in 2000" prepared by the Commonwealth Department of Industry, Tourism and Resources available at www.industry.gov.au.

CRU Group
means the "CRU Steel Monitor" report dated March 2002 prepared by CRU Group.

IISI
means the International Iron and Steel Institute:

- Booklet entitled "World Steel in Figures 2001" available at www.worldsteel.org;
- Release entitled "Short term outlook for steel demand - Spring 2002" available at www.worldsteel.org.

OECD
means the Organisation for Economic Cooperation and Development report entitled "Steel Market Statistics" available at www.oecd.org.

US ITC
means the United States International Trade Commission "Most recent data" relating to the Steel Global Safeguard Investigation available at www.usitc.gov.

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NOTICES OF MEETINGS

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO Box 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333

NOTICE OF GENERAL MEETING OF BHP BILLITON LIMITED

Notice is given that a general meeting of BHP Billiton Limited Shareholders will be held at the Savoy Ballroom, Grand Hyatt, 123 Collins Street, Melbourne, Victoria on Wednesday, 26 June 2002 at 6.30 pm (Melbourne time) for the purpose of transacting the following business.

Terms used in this notice have the same meaning as set out in the Glossary to the Scheme Booklet (of which this notice forms part).

BUSINESS OF THE GENERAL MEETING

BHP Billiton Limited Shareholders are invited to consider each of the items of business below and, if considered appropriate, pass each of items 1 and 2 as ordinary resolutions:

Capital Reduction Resolution

1 "That subject to and conditional on:

(i) the Bonus Issue Resolution being approved by BHP Billiton Limited Shareholders;

(ii) the Steel Demerger Resolution being approved by BHP Billiton Plc Shareholders;

(iii) the scheme of arrangement between BHP Billiton Limited (the "**Company**") and the holders of its fully paid ordinary shares and the holders of its partly paid ordinary shares this day (the "**Scheme**") being approved (with or without modification) by the Federal Court of Australia; and

(iv) an office copy of the order of the Court approving the Scheme being lodged with the Australian Securities and Investments Commission,

the following reduction of the Company's share capital is approved, namely, the reduction on the Legal Separation Date (as defined in the Scheme Booklet) by an aggregate sum equal to $0.69 multiplied by the number of shares (both fully paid and partly paid) on issue at the Close of Registers (as defined in the Scheme Booklet) with the reduction being effected and satisfied by appropriating that aggregate sum among members registered as such at the Close of Registers in proportion to the number of such shares then held by them respectively and so that the resultant individual appropriation of each such member is, subject to any stipulation for the time being binding between the Company and the member under section 411(4) of the Corporations Act, paid to the member on the Legal Separation Date in the manner provided by the Company's constitution for the payment of dividends."

Bonus Issue Resolution

2 "That subject to and conditional on:

(i) the Capital Reduction Resolution being approved by BHP Billiton Limited Shareholders;

(ii) the Steel Demerger Resolution being approved by BHP Billiton Plc Shareholders;

(iii) the scheme of arrangement between BHP Billiton Limited and the holders of its fully paid ordinary shares and the holders of its partly paid ordinary shares this day (the "**Scheme**") being approved (with or without modification) by the Federal Court of Australia; and

(iv) an office copy of the order of the Court approving the Scheme being lodged with the Australian Securities and Investments Commission, the issue of bonus BHP Billiton Plc Shares to BHP Billiton Plc Shareholders under or in connection with the Steel Demerger Proposal as contemplated and described in the Scheme Booklet is approved".

A member of the BHP Billiton group which is headquartered in Australia

Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia

ABN 49 004 028 077
Registered in Australia

VOTING

How to vote

BHP Billiton Limited Shareholders can vote in either of two ways:

- by attending the General Meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the Proxy Form attached to the Instruction Guide accompanying the Scheme Booklet or by recording their proxy voting instructions on the internet.

Voting in person (or by attorney)

BHP Billiton Limited Shareholders or their attorneys who plan to attend the General Meeting are asked to arrive at the venue 30 minutes prior to the time designated for the General Meeting, if possible, so that their shareholding may be checked against the BHP Billiton Share Register and attendances noted. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the General Meeting.

In order to vote in person at the General Meeting, a corporation, which is a BHP Billiton Limited Shareholder, may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the General Meeting evidence of their appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Department.

Voting by proxy

- A BHP Billiton Limited Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the General Meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the BHP Billiton Limited Shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.
- A proxy need not be a BHP Billiton Limited Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on any item of business, that person is directed not to vote on the BHP Billiton Limited Shareholder's behalf on the poll and the BHP Billiton Limited Shares the subject of the proxy appointment will not be counted in computing the required majority.
- BHP Billiton Limited Shareholders who return their Proxy Form(s) with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the General Meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the General Meeting, the chairman of the General Meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the General Meeting, the secretary or any BHP Billiton Director which do not contain a direction will be used to support the Capital Reduction Resolution and the Bonus Issue Resolution.
- A vote given in accordance with the terms of a proxy is valid despite the revocation of the proxy, unless notice in writing of the revocation has been received by BHP Billiton Limited by 8.00 am on Tuesday, 25 June 2002.
- Completed Proxy Form(s) should be sent to the BHP Billiton Steel Demerger Office or the registered office of BHP Billiton Limited using one of the reply-paid envelopes provided with the Scheme Booklet.

- To be effective, proxy forms must be received at either:

BHP Billiton Steel Demerger Office	or	Registered Office
Reply Paid 1654		BHP Billiton Limited
Melbourne Victoria 8060		Level 45, Bourke Place
Australia		600 Bourke Street
		Melbourne Victoria 3000
		Australia

by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. Proxy Forms received after this time will be invalid.

- Alternatively, Proxy Forms may be lodged by facsimile if received by the same time. The facsimile number is (61 3) 9609 4554.
- BHP Billiton Limited Shareholders may record their proxy voting instructions on the internet at www.bhpbilliton.com. Only registered BHP Billiton Limited Shareholders may access this facility, and will need their holder identification number ("**HIN**") and or securityholder reference number ("**SRN**").
- The Proxy Form must be signed by the BHP Billiton Limited Shareholder or the BHP Billiton Limited Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited at either of the above addresses or by facsimile transmission by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. If facsimile transmission is used, the power of attorney must be certified.

BHP BILLITON LIMITED SHAREHOLDERS WHO ARE ENTITLED TO VOTE

In accordance with section 1074E of the Corporations Act, the BHP Billiton Limited board has determined that a person's entitlement to vote at the General Meeting will be the entitlement of that person set out in the BHP Billiton Share Register as at 8.00 am (Melbourne time) on Tuesday, 25 June 2002.

All Fully Paid BHP Billiton Limited Shareholders and Partly Paid BHP Billiton Limited Shareholders are entitled to vote at the General Meeting. Partly Paid BHP Billiton Limited Shareholders are entitled to a fraction of a vote which is equivalent to the proportion which the amount paid bears to the issue price of the Partly Paid BHP Billiton Limited Share.

By Order of the Board

Karen J Wood
Company Secretary
10 May 2002

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO Box 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333

EXPLANATORY NOTES ON THE BUSINESS TO BE CONDUCTED AT THE GENERAL MEETING

These notes explain the items of business to be considered at the General Meeting. If you would like any more information, you are invited to contact the office of the Company Secretary in Melbourne.

The Capital Reduction Resolution is being put to BHP Billiton Limited Shareholders to obtain approval under section 256C of the Corporations Act to an equal reduction in BHP Billiton Limited's share capital under section 256B of the Corporations Act, of an amount of $0.69 for each BHP Billiton Limited Share on issue at the Close of Registers. The reduction is to be effected and satisfied by appropriating such sum to or for the benefit of BHP Billiton Limited Shareholders at the Close of Registers which will be applied in accordance with the Scheme.

The Bonus Issue Resolution is being put to BHP Billiton Limited Shareholders to obtain approval for the issue of bonus BHP Billiton Plc Shares to BHP Billiton Plc Shareholders as part of the Steel Demerger Proposal.

The Capital Reduction Resolution and the Bonus Issue Resolution are being proposed in connection with the Scheme and the Scheme is conditional on, amongst other things, the passing of the Capital Reduction Resolution and the Bonus Issue Resolution.

The impact, financial and otherwise on BHP Billiton and BHP Billiton Limited Shareholders if the Capital Reduction Resolution and the Bonus Issue Resolution are passed, together with all other factors which are material to the making of a decision by BHP Billiton Limited Shareholders whether to approve the Capital Reduction Resolution and the Bonus Issue Resolution, is set out in the Scheme Booklet in relation to the Scheme.

If the Capital Reduction Resolution and the Bonus Issue Resolution are passed by the requisite majority of BHP Billiton Limited Shareholders present and voting at the General Meeting (whether in person or by proxy), they will take effect provided the Steel Demerger Proposal is approved by the requisite majority of BHP Billiton Plc Shareholders, the Scheme is approved by the requisite majority of BHP Billiton Limited Shareholders and by the Court and all other conditions relating to the Scheme are satisfied.

The BHP Billiton Directors believe that, taking into account all relevant matters, the Steel Demerger Proposal (which includes the Capital Reduction, the bonus issue and the Scheme) is in the best interests of BHP Billiton Limited Shareholders and BHP Billiton Limited, and will not materially prejudice the interests of the creditors of BHP Billiton Limited.

Each BHP Billiton Director recommends that you vote in favour of the resolutions required to implement the Steel Demerger Proposal, and intends to vote all BHP Billiton Shares controlled by them in favour of the resolutions required to implement the Steel Demerger Proposal.

A member of the BHP Billiton group
which is headquartered in Australia

Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia

ABN 49 004 028 077
Registered in Australia

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO Box 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333

NOTICE OF COURT ORDERED MEETING OF HOLDERS OF FULLY PAID BHP BILLITON LIMITED SHARES

By an Order of the Federal Court of Australia made on 10 May 2002 pursuant to section 411(1) of the Corporations Act, a meeting of Fully Paid BHP Billiton Limited Shareholders will be held at the Savoy Ballroom, Grand Hyatt, 123 Collins Street, Melbourne, Victoria, on Wednesday, 26 June 2002 at 6.45 pm (Melbourne time) or as soon thereafter as the General Meeting of BHP Billiton Limited has concluded or been adjourned.

The Court has also directed that Don Argus act as chairman of the meeting or failing him John Ralph (unless the members at the meeting elect some other person to act as chairman of the meeting) and has directed the chairman to report the result of the meeting to the Court.

Terms used in this notice have the same meaning as set out in the Glossary to the Scheme Booklet (of which this notice forms part).

PURPOSE OF MEETING

The purpose of the meeting is to consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between BHP Billiton Limited and the holders of Fully Paid BHP Billiton Limited Shares and the holders of Partly Paid BHP Billiton Limited Shares ("**Scheme**").

To enable you to make an informed voting decision, further information on the Scheme is set out in the Scheme Booklet accompanying this notice of meeting. A copy of the Explanatory Statement for the Scheme is set out in Part 9 of the Scheme Booklet and its purpose and effect are discussed throughout that document.

RESOLUTION

To consider and, if thought fit, pass the following resolution:

"That pursuant to, and in accordance with, the provisions of section 411 of the Corporations Act, the arrangement proposed between BHP Billiton Limited and the holders of its Fully Paid BHP Billiton Limited Shares and the holders of its Partly Paid BHP Billiton Limited Shares, designated the "**Scheme**", as contained in and more particularly described in the Scheme Booklet accompanying the notice convening this meeting is agreed to (with or without modification as approved by the Federal Court of Australia)."

VOTING

How to vote

Fully Paid BHP Billiton Limited Shareholders can vote in either of two ways:

- by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the Proxy Form attached to the Instruction Guide accompanying the Scheme Booklet or recording their proxy voting instructions on the internet.

Voting in person (or by attorney)

Fully Paid BHP Billiton Limited Shareholders or their attorneys who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that shareholdings may be checked against the BHP Billiton Share Register and attendances noted. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the meeting.

A member of the BHP Billiton group
which is headquartered in Australia

Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia

ABN 49 004 028 077
Registered in Australia

In order to vote in person at the meeting, a corporation which is a Fully Paid BHP Billiton Limited Shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the meeting evidence of their appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Department.

Voting by proxy

- A Fully Paid BHP Billiton Limited Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the Fully Paid BHP Billiton Limited Shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.
- A proxy need not be a BHP Billiton Limited Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on any item of business, that person is directed not to vote on the Fully Paid BHP Billiton Limited Shareholder's behalf on the poll, and the Fully Paid BHP Billiton Limited Shares the subject of the proxy appointment will not be counted in computing the required majority.
- Fully Paid BHP Billiton Limited Shareholders who return their Proxy Forms with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the meeting, the secretary or any BHP Billiton Director which do not contain a direction will be used to support the resolution to approve the Scheme.
- A vote given in accordance with the terms of a proxy is valid despite the revocation of the proxy, unless notice in writing of the revocation has been received by BHP Billiton Limited by 8.00 am on Tuesday, 25 June 2002.
- Completed Proxy Forms should be sent to the BHP Billiton Steel Demerger Office or the registered office of BHP Billiton Limited using one of the reply-paid envelopes provided with the Scheme Booklet.
- To be effective, Proxy Forms must be received at either:

BHP Billiton Steel Demerger Office Reply Paid 1654 Melbourne Victoria 8060 Australia	or	Registered Office BHP Billiton Limited Level 45, Bourke Place 600 Bourke Street Melbourne Victoria 3000 Australia

  by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. Proxy Forms received after this time will be invalid.

- Alternatively, Proxy Forms may be lodged by facsimile if received by the same time. The facsimile number is (61 3) 9609 4554.
- Fully Paid BHP Billiton Limited Shareholders may record their proxy voting instructions on the internet at www.bhpbilliton.com. Only registered Fully Paid BHP Billiton Limited Shareholders may access this facility, and will need their holder identification number ("**HIN**") and or securityholder reference number ("**SRN**").

- The Proxy Form must be signed by the Fully Paid BHP Billiton Limited Shareholder or the Fully Paid BHP Billiton Limited Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited at either of the above addresses or by facsimile transmission by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. If facsimile transmission is used, the power of attorney must be certified.

FULLY PAID BHP BILLITON LIMITED SHAREHOLDERS WHO ARE ENTITLED TO VOTE

In accordance with section 1074E of the Corporations Act, the BHP Billiton Limited board has determined, and the Court orders, that a person's entitlement to vote at the Court ordered meeting to consider the Scheme will be the entitlement of that person set out in the BHP Billiton Share Register as at 8.00 am (Melbourne time) on Tuesday, 25 June 2002.

All Fully Paid BHP Billiton Limited Shareholders are entitled to vote at this meeting.

COURT APPROVAL

In accordance with section 411(4)(b) of the Corporations Act, the Scheme (with or without modification) must be approved by an order of the Court. If the resolution put to this meeting is passed by the requisite majority, the resolution is passed by the requisite majority at the separate meeting of Partly Paid BHP Billiton Limited Shareholders, the Capital Reduction Resolution and the Bonus Issue Resolution are passed at the General Meeting and the Steel Demerger Proposal is passed at the BHP Billiton Plc EGM, both being held on the same day, BHP Billiton Limited intends to apply to the Court on 1 July 2002 for approval of the Scheme.

bhpbilliton

BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000 Australia
GPO Box 86A
Melbourne Victoria 3001 Australia
Tel +61 3 9609 3333

NOTICE OF COURT ORDERED MEETING OF HOLDERS OF PARTLY PAID BHP BILLITON LIMITED SHARES

By an Order of the Federal Court of Australia made on 10 May 2002 pursuant to section 411(1) of the Corporations Act, a meeting of Partly Paid BHP Billiton Limited Shareholders will be held at the Savoy Ballroom, Grand Hyatt, 123 Collins Street, Melbourne, Victoria, on Wednesday, 26 June 2002 at 7.00 pm (Melbourne time) or as soon thereafter as the Scheme Meeting of Fully Paid BHP Billiton Limited Shareholders has concluded or been adjourned.

The Court has also directed that Don Argus act as chairman of the meeting or failing him John Ralph (unless the members at the meeting elect some other person to act as chairman of the meeting) and has directed the chairman to report the result of the meeting to the Court.

Terms used in this notice have the same meaning as set out in the Glossary to the Scheme Booklet (of which this notice forms part).

PURPOSE OF MEETING

The purpose of the meeting is to consider and, if thought fit, to agree (with or without modification) to a scheme of arrangement proposed to be made between BHP Billiton Limited and the holders of Fully Paid BHP Billiton Limited Shares and the holders of Partly Paid BHP Billiton Limited Shares ("**Scheme**").

To enable you to make an informed voting decision, further information on the Scheme is set out in the Scheme Booklet accompanying this notice of meeting. A copy of the Explanatory Statement for the Scheme is set out in Part 9 of the Scheme Booklet and its purpose and effect are discussed throughout that document.

RESOLUTION

To consider and, if thought fit, pass the following resolution:

"That pursuant to, and in accordance with, the provisions of section 411 of the Corporations Act, the arrangement proposed between BHP Billiton Limited and the holders of its Fully Paid BHP Billiton Limited Shares and the holders of its Partly Paid BHP Billiton Limited Shares, designated the "Scheme", as contained in and more particularly described in the Scheme Booklet accompanying the notice convening this meeting is agreed to (with or without modification as approved by the Federal Court of Australia)."

VOTING

How to vote

Partly Paid BHP Billiton Limited Shareholders can vote in either of two ways:

- by attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- by appointing a proxy to attend and vote on their behalf, using the Proxy Form attached to the Instruction Guide accompanying the Scheme Booklet or recording their proxy voting instructions on the internet.

Voting in person (or by attorney)

Partly Paid BHP Billiton Limited Shareholders or their attorneys who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that shareholdings may be checked against the BHP Billiton Share Register and attendances noted. Attorneys should bring with them original or certified copies of the power of attorney under which they have been authorised to attend and vote at the meeting.

A member of the BHP Billiton group
which is headquartered in Australia

Registered Office: 600 Bourke Street
Melbourne Victoria 3000 Australia

ABN 49 004 028 077
Registered in Australia

In order to vote in person at the meeting, a corporation which is a Partly Paid BHP Billiton Limited Shareholder may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the meeting evidence of their appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Department.

Voting by proxy

- A Partly Paid BHP Billiton Limited Shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on the poll and also to speak at the meeting.
- The appointment of a proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed, and if the appointment does not specify the proportion or number of the Partly Paid BHP Billiton Limited Shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.
- A proxy need not be a BHP Billiton Limited Shareholder.
- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.
- If a proxy is instructed to abstain from voting on any item of business, that person is directed not to vote on the Partly Paid BHP Billiton Limited Shareholder's behalf on the poll, and the Partly Paid BHP Billiton Limited Shares the subject of the proxy appointment will not be counted in computing the required majority.
- Partly Paid BHP Billiton Limited Shareholders who return their Proxy Forms with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a Proxy Form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the meeting, the secretary or any BHP Billiton Director which do not contain a direction will be used to support the resolution to approve the Scheme.
- A vote given in accordance with the terms of a proxy is valid despite the revocation of the proxy, unless notice in writing of the revocation has been received by BHP Billiton Limited by 8.00 am on Tuesday, 25 June 2002.
- Completed Proxy Forms should be sent to the BHP Billiton Steel Demerger Office or the registered office of BHP Billiton Limited using one of the reply-paid envelopes provided with the Scheme Booklet.
- To be effective, Proxy Forms must be received at either:

BHP Billiton Steel Demerger Office Reply Paid 1654 Melbourne Victoria 8060 Australia	or	Registered Office BHP Billiton Limited Level 45, Bourke Place 600 Bourke Street Melbourne Victoria 3000 Australia

  by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. Proxy Forms received after this time will be invalid.

- Alternatively, Proxy Forms may be lodged by facsimile if received by the same time. The facsimile number is (61 3) 9609 4554.
- Partly Paid BHP Billiton Limited Shareholders may record their proxy voting instructions on the internet at www.bhpbilliton.com. Only registered Partly Paid BHP Billiton Limited Shareholders may access this facility, and will need their holder identification number ("**HIN**") and or securityholder reference number ("**SRN**").

- The Proxy Form must be signed by the Partly Paid BHP Billiton Limited Shareholder or the Partly Paid BHP Billiton Limited Shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited at either of the above addresses or by facsimile transmission by 8.00 am (Melbourne time) on Tuesday, 25 June 2002. If facsimile transmission is used, the power of attorney must be certified.

PARTLY PAID BHP BILLITON LIMITED SHAREHOLDERS WHO ARE ENTITLED TO VOTE

In accordance with section 1074E of the Corporations Act, the BHP Billiton Limited board has determined, and the Court orders, that a person's entitlement to vote at the Court ordered meeting to consider the Scheme will be the entitlement of that person set out in the BHP Billiton Share Register as at 8.00 am (Melbourne time) on Tuesday, 25 June 2002.

All Partly Paid BHP Billiton Limited Shareholders are entitled to vote at this meeting. Partly Paid BHP Billiton Limited Shareholders are entitled to a fraction of a vote which is equivalent to the proportion which the amount paid bears to the issue price of the Partly Paid BHP Billiton Limited Share.

COURT APPROVAL

In accordance with section 411(4)(b) of the Corporations Act, the Scheme (with or without modification) must be approved by an order of the Court. If the resolution put to this meeting is passed by the requisite majority, the resolution is passed by the requisite majority at the separate meeting of Fully Paid BHP Billiton Limited Shareholders, the Capital Reduction Resolution and the Bonus Issue Resolution are passed at the General Meeting and the Steel Demerger Proposal is passed at the BHP Billiton Plc EGM, both being held on the same day, BHP Billiton Limited intends to apply to the Court on 1 July 2002 for approval of the Scheme.

THIS PAGE IS LEFT INTENTIONALLY BLANK

ANNEXURE A INVESTIGATING ACCOUNTANT'S REPORT AND PRO FORMA COMBINED FINANCIAL STATEMENTS

The Board of Directors
BHP Billiton Limited
Level 47
Bourke Place
600 Bourke Street
Melbourne Victoria 3000

Arthur Andersen
A Member Firm of Andersen Worldwide SC

363 George Street Sydney NSW 2000
GPO Box 4329 Sydney NSW 2001
Australia

Tel 61 2 9993 6000
Fax 61 2 9993 3300
DX 1340 Sydney

www.andersen.com

13 May 2002

Dear Sirs

Investigating Accountant's Report

1. Introduction

This report is prepared for inclusion in the Scheme Booklet and the Institutional Offer Memorandum to be issued in connection with the demerger of BHP Steel Limited from BHP Billiton Limited (the "**Steel Demerger**") and the listing of BHP Steel Limited on the Australian Stock Exchange.

Arthur Andersen has been requested to report whether anything has come to our attention which would cause us to believe that the pro forma Historical Financial Information disclosed in the appendix to this report is not properly drawn up in accordance with the basis of preparation and combination set out therein and with generally accepted practice as applied in Australia for presenting pro forma financial information in a scheme booklet or prospectus.

The directors of BHP Billiton Limited have prepared, and are responsible for the pro forma historical financial information included in Part 5 of the Scheme Booklet and in the appendix to this report.

Expressions defined in the Scheme Booklet have the same meaning in this report.

2. Pro Forma Historical Financial Information

The pro forma Historical Financial Information in the appendix to this report has been prepared for BHP Steel Limited and the entities that currently form part of the flat and coated steel operations of BHP Billiton Limited. Specifically, BHP Steel in this report includes BHP Steel Limited (the "**Company**") and its existing controlled entities together with the entities control of which is proposed to be transferred to the Company as contemplated by the Implementation Deed. The pro forma Historical Financial Information comprises:

- the pro forma combined statements of financial performance and combined statements of cash flows of BHP Steel for the 12 months ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2001;
- the pro forma combined statement of financial position of BHP Steel as at 31 December 2001; and
- accompanying notes information.

The pro forma Historical Financial Information has been derived from the financial records of BHP Billiton Limited (formerly The Broken Hill Proprietary Company Limited) in order to provide shareholders with details of the separate financial performance and financial position of BHP Steel for the periods presented.

BHP Billiton Limited's last statutory reporting periods have been:

- the 12 months ended 31 May 1999 (the "**First Period**");
- the 13 months ended 30 June 2000 (the "**Second Period**");
- the 12 months ended 30 June 2001; and
- the 6 months ended 31 December 2001.

The pro forma Historical Financial Information has been derived from the financial statements adjusted in the case of the First Period to include the results of the month of June 1999 and exclude the results of the month of June 1998, and in the case of the Second Period to exclude the results of the month of June 1999. The pro forma Historical Financial Information has also been adjusted to reflect certain one off transactions and the internal restructure required to give effect to the Steel Demerger. These adjustments are outlined in the normalisation and pro forma adjustments summarised below.

The pro forma combined statements of financial performance and combined statements of cash flows have been presented as if the Steel Demerger had been completed on 1 July 1998.

The pro forma combined statements of financial performance have been prepared to the level of "profit on ordinary activities before borrowing costs and income tax expense". The pro forma combined statements of financial performance exclude the impact of the existing capital structure (reflected in borrowing costs and income taxes), which is not considered relevant given anticipated changes in debt and equity structures as a result of the Steel Demerger and listing of BHP Steel.

Similarly, the pro forma combined statements of cash flows are presented for operating and investing activities only and do not include cash inflows or outflows relating to borrowing costs and incomes taxes.

The pro forma Historical Financial Information does not purport to represent what the results of operations and cash flows would actually have been if BHP Steel had been operating on a stand-alone basis for each of those financial periods, or to project results of operations or cash flows for any future period.

The pro forma and normalisation adjustments are summarised below and are more fully described in the accompanying appendix to this report.

Normalisation Adjustments

Normalisation adjustments have been made to the financial results included in the pro forma Historical Financial Information to give effect to:

- exclusion of results of discontinued operations and disposed businesses;
- exclusion of one off transactions including non-recurring gains and losses; and
- inclusion of estimated stand-alone and public company costs which would have been incurred by BHP Steel as an independent entity as if BHP Steel had existed as a stand-alone entity from 1 July 1998.

Pro forma Balance Sheet Adjustments

Pro forma adjustments have been made to the BHP Steel combined statement of financial position at 31 December 2001 to give effect to:

- the internal restructure required to consolidate the activities of BHP Steel under a single parent entity;
- conversion to equity of debt owing to BHP Billiton Limited and its subsidiary entities at 31 December 2001 of $2,124 million;
- repayment of debt of $565 million owing to BHP Billiton Limited, financed by $565 million loan facilities; and
- restructure of the Company's share capital.

The level of debt of BHP Steel as at 1 July 2002 (the "**Effective Date**") may differ from that shown in the pro forma financial information as a result of any of the following:

- changes to estimated transaction costs; and
- results from operations after tax between 31 December 2001 and the Effective Date.

3. Scope of Work

The pro forma Historical Financial Information has been extracted from the underlying financial records of BHP Billiton Limited.

We audited the financial statements of BHP Billiton Limited for the 12 months ended 31 May 1999, the thirteen months ended 30 June 2000 and twelve months ended 30 June 2001 in accordance with Australian Auditing Standards to provide reasonable assurance that the financial statements of BHP Billiton Limited were free of material misstatement. Our audit reports, which were unqualified, are not included herein. The financial performance and position of BHP Steel were reflected in those financial statements of BHP Billiton Limited.

Historical Financial Information for three 12 month periods ended 30 June 1999, 2000 and 2001

We have conducted an audit of the special purpose combined financial statements of BHP Steel Limited for the three 12 month periods ended 30 June 1999, 2000 and 2001 (comprising combined statements of financial performance and combined statements of cash flows together with related notes) in accordance with Australian Auditing Standards to provide reasonable assurance whether the Historical Financial Information is free of material misstatement.

Our procedures included examination, on a test basis, of the amounts and other disclosures in the combined financial statements and the evaluation of accounting policies and significant accounting estimates. These procedures were undertaken to form an opinion whether, in all material respects, the combined financial statements for the 12 month periods ended 30 June 1999, 2000 and 2001 are presented fairly in accordance with the basis of preparation and combination and accounting policies set out in the combined financial statements so as to present a view of BHP Steel which is consistent with our understanding of its results of operations and cash flows.

Historical Financial Information as at and for the 6 months ended 31 December 2001

We have reviewed the interim combined financial statements of BHP Steel for the 6 months ended 31 December 2001 (comprising a combined statement of financial position at that date and a combined statement of financial performance and a combined statement of cash flows for the 6 months then ended) in accordance with Australian Auditing Standards applicable to review engagements. This review consisted principally of:

- analytical review procedures to financial data;
- review of the basis of preparation of financial information for the 6 month reporting period;
- making enquiries in relation to financial and accounting matters of management of BHP Steel; and
- obtaining an understanding of the system for preparation of the interim combined financial statements.

Our review was undertaken to report whether anything has come to our attention which would cause us to believe that the interim combined financial statements are not properly drawn up in accordance with the basis of preparation and combination and accounting policies set out in the interim combined financial statements.

Pro Forma Historical Financial Information

As Investigating Accountants for the purpose of the public listing of BHP Steel, we have reviewed the pro forma Historical Financial Information in accordance with Australian Auditing Standards applicable to review engagements to report whether, on the basis of the procedures described, anything has come to our attention which would cause us to believe that the pro forma Historical Financial Information is not properly drawn up in accordance with the basis of preparation and assumptions set out therein and with generally accepted practice as applied in Australia for presenting pro forma financial information in a scheme booklet/prospectus.

The review procedures were substantially less in scope than an audit conducted in accordance with Australian Auditing Standards. The review was limited primarily to:

- enquiries of the senior management of BHP Billiton Limited and BHP Steel;
- review of relevant working papers, accounting records and other documentation supporting the pro forma and normalisation adjustments and the assumptions on which they are based; and
- review of the pro forma results, cash flows and balance sheet to determine that they are in accordance with BHP Steel's current accounting policies and the key assumptions underlying their preparation.

Having regard to the nature of the review, which provides less assurance than an audit, and to the nature of the pro forma financial information, we do not express an audit opinion on the pro forma Historical Financial Information.

4. Statement

Based on our review, which is not an audit, nothing has come to our attention which would cause us to believe that the pro forma Historical Financial Information does not present fairly:

- The pro forma combined financial performance of BHP Steel as represented by profit on ordinary activities before borrowing costs and income tax expense for the 12 months ended 30 June 2001, 2000 and 1999 and the 6 months ended 31 December 2001; and
- The pro forma combined financial position of BHP Steel as at 31 December 2001

in accordance with the basis of preparation and combination and assumptions set out in the accompanying notes to the pro forma Historical Information and with generally accepted practice as applied in Australia for presenting pro forma historical financial information in a scheme booklet or prospectus.

5. Subsequent Events

To the best of our knowledge and belief, there have been no material items, transactions or events subsequent to 31 December 2001 not otherwise disclosed in this report that have come to our attention during the course of our review which would cause the information included in this report to be misleading.

6. Independence

Arthur Andersen does not have any interest in the outcome of the Steel Demerger and listing of BHP Steel other than in connection with the preparation of this report, the Report on Forecast Financial Information, and participation in due diligence procedures for which normal professional fees will be received. Arthur Andersen also acts as the statutory auditor for BHP Billiton Limited.

Yours faithfully

Arthur Andersen

ARTHUR ANDERSEN

APPENDIX

PRO FORMA COMBINED STATEMENTS OF FINANCIAL PERFORMANCE

	Notes	12 months ending 30 June 1999 $m	12 months ending 30 June 2000 $m	12 months ending 30 June 2001 $m	6 months ending 31 December 2001 $m
Revenue from Ordinary Activities					
Sales revenue	3	4,813.1	4,864.7	4,913.1	2,290.3
Other revenue	3	36.2	32.9	27.8	8.7
		4,849.3	**4,897.6**	**4,940.9**	**2,299.0**
Deduct					
Expenses from ordinary activities, excluding depreciation and amortisation	3	4,286.4	4,206.8	4,346.9	2,063.8
Profit from ordinary activities before depreciation, amortisation and borrowing costs		562.9	690.8	594.0	235.2
Depreciation and amortisation	3	268.6	266.0	263.3	125.7
Share of net profit / (loss) of associated entities accounted for using equity method	11a	(37.6)	20.7	(26.1)	(14.2)
Profit from ordinary activities before borrowing costs and income tax expense (EBIT)	3	**256.7**	**445.5**	**304.6**	**95.3**
Outside equity interest share of profit/(loss) from ordinary activities before borrowing costs and income tax expense		(5.4)	3.3	12.6	8.2

The accompanying notes form an integral part of the Combined Statements of Financial Performance.

PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION

	Notes	31 December 2001 $m
Current assets		
Cash assets	21a	169.5
Receivables	6	433.4
Other financial assets		2.4
Inventories	7	684.8
Other assets	8	15.5
Total current assets		**1,305.6**
Non-current assets		
Receivables	10	12.1
Investments accounted for using equity method	11	143.8
Other financial assets	9	4.4
Inventories	12	60.8
Property, plant and equipment	13	3,218.8
Deferred tax asset	4a	52.8
Other assets	14	10.2
Total non-current assets		**3,502.9**
Total assets		**4,808.5**
Current liabilities		
Payables	15	478.3
Interest-bearing liabilities	16	106.4
Tax liabilities		40.3
Other provisions	17	171.9
Total current liabilities		**796.9**
Non-current liabilities		
Interest-bearing liabilities	18	673.3
Deferred tax liabilities	4a	415.9
Other provisions	19	185.1
Total non-current liabilities		**1,274.3**
Total liabilities		**2,071.2**
Net assets		**2,737.3**
Equity		
Total equity attributable to members of BHP Steel Limited	20	2,704.5
Outside equity interest	20	32.8
Total equity		**2,737.3**

The accompanying notes form an integral part of the Combined Statement of Financial Position.

PRO FORMA COMBINED STATEMENTS OF CASH FLOWS

	Notes	12 months ending 30 June 1999 $m	12 months ending 30 June 2000 $m	12 months ending 30 June 2001 $m	6 months ending 31 December 2001 $m
		Inflows/(Outflows)			
Cash flows related to operating activities					
Receipts from customers		4,881.7	4,914.7	5,184.0	2,632.5
Payments to suppliers and employees		(4,177.8)	(4,232.2)	(4,565.8)	(2,396.4)
Dividends received		1.1	2.0	1.1	1.5
Other income		19.9	30.0	12.3	6.9
Net operating cash flows before borrowing costs and income tax	21(b)	**724.9**	**714.5**	**631.6**	**244.5**
Cash flows related to investing activities					
Purchases of property, plant and equipment		(190.7)	(89.4)	(104.8)	(57.3)
Proceeds from sale of property, plant and equipment		13.4	9.9	5.3	0.9
Purchases of investments		(34.3)	-	(15.9)	-
Proceeds from other asset sales		0.7	-	3.9	-
Net investing cash flows		**(210.9)**	**(79.5)**	**(111.5)**	**(56.4)**
Net operating and investing cash flows before borrowing costs and income tax		**514.0**	**635.0**	**520.1**	**188.1**

The accompanying notes form an integral part of the Pro Forma Combined Statements of Cash Flows.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Statement of Significant Accounting Policies

Basis of Preparation and Combination

In March 2001, BHP Billiton Limited announced its intention to demerge its flat and coated steel products business to create an independent publicly-traded company. That company is BHP Steel Limited (formerly BHP Steel (JLA) Proprietary Limited), a company incorporated in Australia.

These pro forma combined financial statements have been prepared as a special-purpose financial report which, subject to this basis of preparation and combination, complies with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus views ("Australian GAAP").

There have been departures from the disclosure requirements of Australian accounting standards where they are not considered to be applicable given the pro forma nature of these combined financial statements. These departures include presenting the pro forma combined statements of financial performance to the EBIT level only and presenting cash flow information for operating and investing activities only. In addition, no comparative balance sheet information is presented.

These combined financial statements comprise pro forma combined statements of financial performance and cash flows for the three years ended 30 June 1999, 2000 and 2001 and a pro forma combined statement of financial position at 31 December 2001 for the entities to be included in the Steel Demerger that have formed part of the operations of the BHP Billiton Limited's flat and coated steel operations during the periods presented. The combined financial statements include BHP Steel Limited (the "Company") and its existing controlled entities, together with the entities control of which is proposed to be transferred to the Company (together "BHP Steel" or the "Group") as contemplated by the Implementation Deed. The transfer of control of certain entities will not occur until, amongst other things, the approval of the BHP Billiton Limited shareholders. A list of entities within the Group is contained in Note 27.

Note 1. Statement of Significant Accounting Policies (continued)

In preparing the combined financial statements the effects of all transactions between entities within the Group have been eliminated.

Pro Forma Combined Statement of Financial Position

The following principles have been used in the preparation of the combined statement of financial position.

- *Acquisition of Assets*

  The combined statement of financial position has been prepared following the rules of acquisition accounting which require assets acquired to be recognised at their fair values. The fair values of the entities which are to be acquired by the Company under the Implementation Deed have been estimated by BHP Billiton Limited as at the Effective Date. These estimated values are not materially different from the book values of these entities at 31 December 2001. For the purposes of the combined statement of financial position, the acquisitions are assumed to have taken place at 31 December 2001.

- *Capital Structure*

  The combined statement of financial position reflects the capital structure of BHP Steel after the conversion to equity of loans amounting to $2,124.0 million from BHP Billiton Limited to BHP Steel. These loans are to be converted pursuant to the Implementation Deed, subject to BHP Billiton Limited shareholder approval of the Steel Demerger. Total equity is presented as a single item in these combined financial statements reflecting the loan conversion outlined above.

- *Repayment of BHP Billiton Loans*

  The balance of loans from BHP Billiton Limited to BHP Steel is estimated to be $565.0 million at the Effective Date. BHP Steel will draw down on its loans facilities to fund the repayment of this loan and the draw down and the repayment of BHP Billiton loans are reflected in the combined statement of financial position.

Pro forma Combined Statements of Financial Performance and Cash Flows

The combined statements of financial performance and cash flows have been prepared as if the transactions required to give effect to the internal corporate restructure contemplated in the Implementation Deed took effect on 1 July 1998. The following principles have been used in the preparation of the combined statements of financial performance and cash flows.

- Exclusion of gains and losses on the disposal of businesses;
- Exclusion of revenues and costs of businesses disposed of during the period presented;
- Elimination of significant write-downs of fixed assets and other significant non-recurring expenses;
- Inclusion of estimated costs of operating as an independent listed company and exclusion of management charges from BHP Billiton Limited; and
- Elimination of benefit of superannuation contribution holidays enjoyed during the period.

Historical interest and income tax expenses have not been brought to account in the combined statements of financial performance as they are not indicative of what these expenses would have been had BHP Steel been operating as an independent entity, rather than as controlled entities of BHP Billiton Limited. However, the financial information included herein may not reflect the financial position, operating results or cash flows of BHP Steel had BHP Steel existed as a separate group during the periods presented.

Principles of Consolidation

Where the cost of the Company's interest in a controlled entity exceeds the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference, if any, is brought to account as goodwill. No significant goodwill is expected to arise on formal establishment of BHP Steel on the Effective Date.

Where the cost of the Company's interest in a controlled entity is less than the fair value of net identifiable assets of that controlled entity at the date of acquisition, the difference, if any, being a discount on acquisition, is accounted for by reducing proportionately the fair value of the non-monetary assets acquired. No discounts on acquisition are expected to arise on formal establishment of BHP Steel on the Effective Date.

Currency of Presentation

All amounts are expressed in Australian dollars unless otherwise stated.

Rounding of Amounts

Amounts in these combined financial statements have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

Foreign Currency Transactions

BHP Steel is Australian based with significant international operations.

Transactions

Transactions in foreign currencies are translated at rates of exchange which approximate those applicable at the date of each transaction. Foreign currency balances arising from these transactions are translated at the rates of exchange applicable at balance date. The effect of hedging is taken into account in the measurement of the relevant transactions. Exchange

Note 1. Statement of Significant Accounting Policies (continued)

fluctuations arising from foreign currency transactions and balances are included in the Statement of Financial Performance.

Foreign Operations

Each foreign operation is accounted for in its functional currency (i.e., the currency of its primary economic environment). All foreign operations are self-sustaining operations. As such, the financial statements of these operations are translated using the current rate method.

No material foreign operation of the BHP Steel Group is accounted for in a foreign currency having a high rate of inflation.

Net Foreign Assets and Foreign Currency Interest Bearing Liabilities

Exchange fluctuations arising from the translation of net assets of self-sustaining foreign operations are taken to the exchange fluctuation account.

Sales Revenue

Revenue from the sale of goods and disposal of other assets is recognised when the economic entity has passed control of the goods or other assets to the buyer.

Borrowing Costs

As noted in the basis of preparation and combination above, borrowing costs have not been included in the pro forma combined statements of financial performance.

In the future, borrowing costs will generally be expensed as incurred except where they relate to the financing of qualifying assets under construction, where they are capitalised up to the date of commissioning. Costs incurred in respect of obtaining finance, including loan establishment fees, will be deferred and written off over the term of the respective agreement.

Research and Development Expenditure

Expenditure for research is charged to profit and loss as and when incurred on the basis that continuing research is part of the overall cost of being in business, except to the extent that future benefits deriving from those costs are expected beyond any reasonable doubt to exceed those costs. In the latter case it is capitalised and amortised over the period of the expected benefit.

Taxation

As noted in the basis of preparation and combination above, income taxes have not been included in the pro forma combined statements of financial performance.

In the future, income tax will be calculated for each of the legal entities within BHP Steel after allowing for borrowing costs.

Deferred tax liabilities and deferred tax assets (non-current assets) represent the tax effect of timing differences which arise from the recognition in the pro forma combined Statement of Financial Performance of items of revenue and expense in periods different to those in which they are assessable or deductible for income tax purposes.

Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities. Future income tax and capital gains tax benefits in respect of losses incurred by BHP Steel are included in the pro forma combined Statement of Financial Position where realisation of the benefits is considered to be virtually certain. In so doing it is recognised that the realisation of the benefits will depend upon:

(a) an expectation that the legislation will not change in a manner which would adversely affect the ability of companies concerned to realise the benefits;

(b) the ability of the companies concerned to comply with the conditions for deductibility imposed by law; and

(c) the ability of the companies concerned to either derive future assessable income of a nature and of sufficient amount to enable the benefits to be realised, or to transfer tax losses to related companies.

Deferred tax assets and liabilities are carried at the rates that are expected to apply when the balances are settled.

Capital gains tax, if applicable, is provided for in establishing period income tax when the asset is sold.

Provisions for Employee Benefits

Provision is made in the accounts of all employee benefits, including on-costs.

BHP Steel recognises an expense for defined benefit pensions when contributions are paid.

BHP Steel includes in the Statement of Financial Performance the cost associated with BHP Billiton Limited Performance Rights issued to BHP Billiton employees at the time they are exercised. Costs associated with the exercise of options are not included in the Statement of Financial Performance.

Employee Ownership Plans

The Company does not have its own employee ownership plans, however, certain BHP Steel employees participate in the BHP Billiton Limited employee ownership plans.

Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least bi-annually to determine whether their carrying amounts require write-down to recoverable amount. Estimated recoverable amount is

Note 1. Statement of Significant Accounting Policies (continued)

determined using expected net cash flows discounted at the estimated weighted average cost of capital of the BHP Steel Group. For the current year the discount rate was 10%.

Joint Ventures

Interests in joint venture entities are brought to account using the equity method. Under this method the investment is initially recognised at its cost of acquisition and its carrying value is subsequently adjusted for increases or decreases in the investor's share of post-acquisition results and reserves of the joint venture. Investments in joint venture entities are decreased by the amount of dividends received or receivable.

Other Financial Assets

Interests in non-subsidiary, non-associated corporations are included in investments at the lower of cost and recoverable amount. Dividend income is brought to account when declared.

Inventories

Inventories, including work in progress, are valued at the lower of cost and net realisable value. With the exception of processed inventories, cost is determined primarily on the basis of average costs, while absorption costing is used for processed inventories incorporating fixed and variable overheads.

Property, Plant and Equipment

Valuation in Accounts

Property, plant and equipment has been recorded at deemed cost following adoption of revised AASB 1041: Revaluation of Non-Current Assets at 1 July 2000.

Current Values of Land and Buildings

The current value of land is determined mainly by reference to rating authority valuations, or cost for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used.

The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

Disposals

Disposals are taken in to account in profit from ordinary activities before borrowing costs and income tax and disclosed as significant items where they represent the sale or abandonment of a significant business, and are not considered to be of a recurring nature.

Depreciation of Property, Plant and Equipment

Depreciation is provided on buildings, plant, machinery and other items used in producing revenue, on a straight line basis at rates based on the following expected useful lives:

Buildings:	Up to 40 years
Property, plant and equipment:	Up to 30 years

Leased Assets

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised, and except as described below, rental payments are charged against operating profit in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Financial Instruments Included in Liabilities

Loans, debentures and notes payable are recognised when issued at the amount of the net proceeds received, with the premium or discount on issue amortised over the period to maturity. Interest will be recognised as an expense on an effective yield basis.

Financial Instruments Included in Assets

Trade debtors are initially recorded at the amount of contracted sales proceeds.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less likely. Any provision established is based on a review of all outstanding amounts at balance date. A specific provision is maintained in respect of receivables which are doubtful of recovery but which have not been specifically identified.

Derivatives

BHP Steel is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and uses, in some circumstances, derivative financial instruments to hedge some of these risks.

Hedge accounting principles are applied whereby derivatives undertaken for the purpose of hedging are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both matured and unmatured transactions. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been

Note 1. Statement of Significant Accounting Policies (continued)

designated as a hedge of that transaction will be recognised in the combined Statement of Financial Performance whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

- deferred and included in the measurement of the anticipated transaction when it occurs; or
- included in the combined Statement of Financial Performance where the anticipated transaction is no longer expected to occur.

When undertaking strategic financial transactions, all gains and losses are included in the combined Statement of Financial Performance at the end of each reporting period. The premiums paid on strategic financial transactions are included in the combined Statement of Financial Performance at the inception of the contract.

The BHP Steel Group's objectives for the use of the derivatives are stated in Note 23.

Note 2. Normalisation and Pro Forma Adjustments

(a) Statement of Financial Performance

The following normalisation adjustments have been made in arriving at the amounts included in the pro forma combined statement of financial performance:

$m	12 months ended 30 June 1999	12 months ended 30 June 2000	12 months ended 30 June 2001	6 months ended 31 December 2001
Operating revenue (before normalisation adjustments)	5,226	5,890	4,937	2,341
Foreign exchange and commodity hedging[1]	39	37	29	11
Discontinued activities[2]	(383)	(1,010)	2	(41)
Interest income[3]	(33)	(19)	(27)	(12)
Operating revenue (after normalisation adjustments)	**4,849**	**4,898**	**4,941**	**2,299**
Profit from ordinary activities before taxation and borrowing costs (before normalisation adjustments)	81	178	259	92
Foreign exchange and commodity hedging [1]	59	37	29	11
Discontinued activities[2]	7	207	-	(31)
Asset write-downs[4]	165	38	-	10
Restructuring provisions[5]	-	-	19	22
Workers compensation provisions[6]	-	-	27	-
Interest income[3]	(33)	(19)	(27)	(12)
Foreign exchange losses [7]	-	23	(11)	(3)
Partial superannuation holiday[8]	(31)	(23)	-	-
Net corporate allocations[9]	9	4	9	6
Profit from ordinary activities before taxation and borrowing costs (after normalisation adjustments) – EBIT	**257**	**445**	**305**	**95**
Depreciation and amortisation (before normalisation adjustments)	336	311	263	126
Discontinued activities[2] and Asset write-downs[4]	(68)	(45)	-	-
Depreciation and amortisation (after normalisation adjustments)	268	266	263	126
EBITDA	**525**	**711**	**568**	**221**

Note 2. Normalisation and Pro Adjustments (continued)

(1) *Hedging losses represent the expiry of foreign exchange and commodity price positions entered into during and prior to 1999. In 1999, BHP Steel ceased active hedging of its foreign exchange and commodity price exposures.*

(2) *Discontinued activities include the sale in 2000 by BHP Steel of its US coated and building products businesses. The proceeds from sale of $447 million, loss on sale of $227 million and the results of operations in 1999 and 2000 are treated as normalisation adjustments. The 1999 and 2000 EBIT adjustments also include $10 million and $12 million respectively in relation to product warranty provisions for discontinued operations. During the six months ended 31 December 2001, BHP Steel sold its strapping business. The proceeds from sale of $41 million and the profit on sale of $31 million are treated as normalisation adjustments. The results of operations for the strapping business are not considered material and have not been normalised.*

(3) *Interest income which is credited in arriving at profit from ordinary activities before taxation and borrowing costs is excluded from EBITDA and EBIT.*

(4) *Asset write-downs arose from regular reviews of the recoverability of the carrying value of assets. The write-downs in 1999 included a write-down of New Zealand Steel's production assets of $121 million. Other charges in 1999 and 2000 included the write-down of development expenditure and assets relating to thin strip casting.*

(5) *Restructuring provisions represent restructuring cost for outsourced operations. Due to their size and nature, these restructuring costs are considered distinct from other restructuring costs incurred during the periods presented.*

(6) *Workers compensation provisions relate to a one-off charge for self-insured risks.*

(7) *Foreign exchange gains and losses relate to exchange losses on a New Zealand dollar denominated deposit. The interest on this deposit is included in interest income. Consistent with interest income, these gains and losses are excluded from EBITDA and EBIT.*

(8) *Partial superannuation holiday represents a deduction of charges that would have been paid in 1999 and 2000 had BHP Steel not reduced contributions to its Australian defined benefit superannuation plan. The reduced contributions were to take advantage of a superannuation surplus on that plan identified during an actuarial review in 1999.*

(9) *Net corporate allocations represent the difference between the management charges allocated by BHP Billiton over the periods presented and the estimated costs for BHP Steel as an independent company. It is anticipated that $15 million of corporate costs will be incurred by BHP Steel in 2003 to operate as an independent company.*

(b) Statement of Financial Position

The following normalisation adjustments have been made in arriving at the amounts included in the pro forma combined statement of financial position at 31 December 2001:

	Combined[1] $m	Pro forma adjustments $m	Pro forma $m
Current assets			
Cash assets	169.5	-	169.5
Receivables[2]	813.4	(380.0)	433.4
Other financial assets	2.4	-	2.4
Inventories	684.8	-	684.8
Other assets	15.5	-	15.5
Total current assets	**1,685.6**		**1,305.6**
Non-current assets			
Receivables	12.1	-	12.1
Investments accounted for using equity method	143.8	-	143.8
Other financial assets	4.4	-	4.4
Inventories	60.8	-	60.8
Property, plant and equipment	3,218.8	-	3,218.8
Deferred tax asset	52.8	-	52.8
Other assets	10.2	-	10.2
Total non-current assets	**3,502.9**		**3,502.9**
Total assets	**5,188.5**		**4,808.5**

(b) Statement of Financial Position - continued

	Combined[1] $m	Pro forma adjustments $m	Pro forma $m
Current liabilities			
Payables	478.3	-	478.3
Interest-bearing liabilities [3]	3,160.4	(3,054.0)	106.4
Tax liabilities	40.3	-	40.3
Other provisions	171.9	-	171.9
Total current liabilities	**3,850.9**		**796.9**
Non-current liabilities			
Interest-bearing liabilities [4]	123.3	550.0	673.3
Deferred tax liabilities	415.9	-	415.9
Other provisions	185.1	-	185.1
Total non-current liabilities	**724.3**		**1,274.3**
Total liabilities	**4,575.2**		**2,071.2**
Net assets	**613.3**		**2,737.3**
Equity			
Total equity attributable to members of BHP Steel Limited [5]	580.5	2,124.0	2,704.5
Outside equity interest	32.8	-	32.8
Total equity	**613.3**		**2,737.3**

(1) *The Combined column represents the pro forma combined balance sheet of BHP Steel at 31 December 2001 as if the Company had acquired each of the entities, control of which is to pass to BHP Steel as part of the Steel Demerger.*

(2) *BHP Steel currently holds a deposit denominated in New Zealand dollars which secures an intercompany loan facility to BHP Billiton amounting to $380 million as at 31 December 2001. Following the Steel Demerger, the deposit will secure a loan from the ANZ Banking Group. The deposit can only be applied for other purposes if the loan is reduced by an equal amount.*

(3) *Combined current interest bearing liabilities at 31 December 2001 include $380 million payable to BHP Billiton in respect of the facility noted above, $2,124 million in respect of loans from BHP Billiton which are to be converted to equity as part of the demerger process and $565 million in respect of loans from BHP Billiton which will be refinanced by external borrowings subsequent to the demerger. Of the $565 million of external debt, $15 million is to be financed by a short term facility and $550 million by long term facilities.*

(4) *Pro forma non current interest bearing liabilities include external borrowings of $550 million.*

(5) *Pro forma total equity attributable to members of BHP Steel Limited includes $2,124 million in respect of loans from BHP Billiton which are to converted to equity as part of the Steel demerger.*

Note 3. Profit and Loss Items

	12 months ended 30 June 1999 $m	12 months ended 30 June 2000 $m	12 months ended 30 June 2001 $m	6 months ended 31 December 2001 $m
Profit from ordinary activities after crediting the following revenues:				
Sale of goods [a]	4,724.9	4,750.6	4,716.3	2,184.2
Rendering of services	88.2	114.1	196.8	106.1
Total sales revenue	**4,813.1**	**4,864.7**	**4,913.1**	**2,290.3**
Other revenue:				
Proceeds from sales of non-current assets	7.2	9.9	5.3	0.9
Dividend income	1.1	2.0	1.1	1.5
Other income	27.9	21.0	21.4	6.3
Total other revenues	**36.2**	**32.9**	**27.8**	**8.7**
Profit from ordinary activities is after charging the following expenses:				
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs [b]:				
Employee benefits expense			948.6	481.9
Raw materials and consumables used			1,845.6	970.8
Changes in inventories of finished goods and work in progress			(3.4)	(34.0)
Net book value of non-current assets sold			3.9	0.9
Diminution in value of non-current assets			0.4	0.3
Other expenses from ordinary activities			1,551.8	643.9
	4,286.4	**4,206.8**	**4,346.9**	**2,063.8**
Depreciation and amortisation:				
Depreciation of				
- Buildings	18.0	19.2	16.0	7.3
- Property, plant and equipment	250.1	246.8	247.3	118.4
	268.1	**266.0**	**263.3**	**125.7**
Amortisation of				
- Goodwill	0.5	-	-	-
Total depreciation and amortisation	**268.6**	**266.0**	**263.3**	**125.7**

(a) *Costs of goods sold for the Group for the period ended 31 December 2001 and 30 June 2001 were $1,793.0 million and $3,776.5 million respectively. Comparative data has not been provided as revised AASB 1018: Statement of Financial Performance does not require this disclosure for prior reporting periods.*

(b) *Comparative data has not been provided as revised AASB 1018: Statement of Financial Performance does not require this disclosure for prior reporting periods.*

Note 3. Profit and Loss Items (continued)

	12 months ended 30 June 1999 $m	12 months ended 30 June 2000 $m	12 months ended 30 June 2001 $m	6 months ended 31 December 2001 $m
Other expense/(revenue) items:				
Bad debts written off in respect of:				
- trade receivables	4.9	1.6	3.2	0.8
Net charge/(write-back) to provision for doubtful debts in respect of:				
- trade receivables	0.7	0.3	(0.7)	(1.0)
- sundry receivables	-	0.2	(0.1)	(0.1)
Diminution in value of:				
- non-current assets	1.6	0.9	0.4	0.3
- inventories	18.4	13.8	6.4	-
Research and development costs	24.5	15.9	9.8	(0.5)
Rental expense in respect of operating leases	63.0	66.1	50.8	25.0
Net (gain)/loss on sale of:				
- property, plant and equipment (a)	(2.2)	(1.6)	(1.4)	-
Net foreign exchange (gain)/loss	(11.0)	(18.2)	5.4	(6.9)
Material charges to provisions for:				
- employee entitlements	150.1	168.6	159.4	151.3
- restoration and rehabilitation	4.6	0.9	(0.9)	-
- other	3.2	2.6	3.0	0.8
(a) Specific disclosure items above:				
Revenue from sale of plant and equipment	(7.2)	(9.9)	(5.3)	(0.9)
Expense from sale of plant and equipment	5.0	8.3	3.9	0.9
(Gain)/loss on sale of plant and equipment	(2.2)	(1.6)	(1.4)	-

Note 4. Taxation

	31 December 2001 $m
(a) Deferred Tax	
Deferred Tax Assets (Non-Current)	
Future income tax benefit at period end comprises:	
Timing differences	
Depreciation	(1.6)
Provisions	
- doubtful debts	1.4
- other	0.9
Foreign exchange gains	(0.5)
Profit in stocks elimination	14.6
Other	19.2
Carry forward losses	18.8
Total deferred tax assets	**52.8**
Deferred Tax Liabilities (Non-Current)	
Provision for deferred income tax at period end comprises:	
Timing differences	
Depreciation	481.4
Provisions	
- employee benefits	(81.7)
- doubtful debts	(7.8)
- other	(10.5)
Foreign exchange gains	1.5
Other	33.0
Total deferred tax liabilities	**415.9**

(b) Benefit of Income Tax Losses Not Brought to Account

As at 30 June 2001, the date for which the last annual tax returns were prepared, the Group had estimated unconfirmed income tax losses of $829.9 million available to offset against future years' taxable income. The benefit of these losses of $262.8 million has not been brought to account as realisation is not virtually certain. The benefit will only be obtained if:

(i) the Group derives future assessable income of a nature and of an amount sufficient to enable the benefits from the deduction for the losses to be realised.

(ii) the Group continues to comply with the conditions for deductibility imposed by the law. In particular the recovery of $553.8 million (of which $493.1 million has not been brought to account) of tax losses relating to New Zealand steel operations is dependent on a change in legislation in New Zealand. A bill has been introduced to Parliament to affect the change but has yet to be passed; and

(iii) no changes in tax legislation adversely affect the Group in realising the benefit from the deductions for the losses.

Note 4. Taxation (continued)

(b) Benefit of Income Tax Losses Not Brought to Account (continued)

These tax loss carry-forwards expire as summarised below:

Year of expiry	30 June 2001 $m
2002	3.8
2003	34.6
2004	39.9
2005	12.9
2020	195.3
Unlimited	**543.4**
	829.9

Note 5. Segment Information

BHP Steel operates through four business reporting segments, Hot Rolled Products, Coated Products Australia, New Zealand Steel and Coated Products Asia. In addition, corporate overhead costs and some group services, such as Transport and Logistics and the export trading offices, are reported separately as Corporate and Group.

A substantial amount of the crude steel product at Hot Rolled Products is sold to Coated Products Australia for further processing into higher value added product. Transfer prices applied to internal sales between business units for product ultimately destined for domestic markets are set annually based on an import parity formula incorporating actual and forecast international steel prices and exchange rates. Transfer prices for product ultimately destined for export markets are set quarterly based on forecast international steel prices and exchange rates.

Industry Classification	External Revenue	Intersegment Revenue	Depreciation and Amortisation	Net Result[a]	Segment Assets Gross	Segment Assets Net	Capital Expenditure
6 months to 31 December 2001	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**
Hot Rolled Products	472.0	594.9	56.7	75.7	1,830.3	1,139.4	28.1
Coated Products Australia	1,194.0	-	38.1	39.6	1,478.6	1,025.0	14.4
Coated Products Asia	248.5	17.5	11.8	35.7	671.2	438.5	6.5
New Zealand Steel	238.8	-	16.3	12.0	560.5	510.3	6.2
Corporate and Group [b] [c]	145.7	20.1	2.8	(53.5)	124.1	(519.7)	2.1
Equity accounted investment [d]	-	-	-	(14.2)	143.8	143.8	-
BHP Steel Group	**2,299.0**	**632.5**	**125.7**	**95.3**	**4,808.5**	**2,737.3**	**57.3**

Note 5. Segment Information (continued)

Industry Classification	External Revenue	Intersegment Revenue	Depreciation and Amortisation	Net Result[a]	Segment Assets Gross	Segment Assets Net	Capital Expenditure
12 months to 30 June 2001	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**
Hot Rolled Products	1,213.4	1,007.2	119.6	155.5	1,914.2	1,241.5	56.2
Coated Products Australia	2,395.6	40.4	82.6	113.6	1,524.0	1,001.1	24.0
Coated Products Asia	532.2	23.5	26.4	54.3	670.3	404.8	5.8
New Zealand Steel	443.9	27.0	29.3	47.2	606.3	550.1	13.9
Corporate and Group [b] [c]	355.8	89.5	5.4	(39.9)	167.0	(473.4)	4.9
Equity accounted investment [d]	-	-	-	(26.1)	159.9	159.9	-
BHP Steel Group	**4,940.9**	**1,187.6**	**263.3**	**304.6**	**5,041.7**	**2,884.0**	**104.8**
12 months to 30 June 2000	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**
Hot Rolled Products	1,054.0	1,010.0	118.2	203.0	2,055.0	1,353.5	37.0
Coated Products Australia	2,552.1	19.9	88.6	193.9	1,590.1	1,107.2	45.8
Coated Products Asia	413.7	36.3	25.7	10.8	659.2	377.3	0.4
New Zealand Steel	411.8	54.2	30.3	47.4	482.0	441.2	5.4
Corporate and Group [b] [c]	466.0	50.8	3.2	(30.3)	189.1	(467.2)	0.8
Equity accounted investment [d]	-	-	-	20.7	145.5	145.5	-
BHP Steel Group	**4,897.6**	**1,171.2**	**266.0**	**445.5**	**5,120.9**	**2,957.5**	**89.4**
12 months to 30 June 1999	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**	**$m**
Hot Rolled Products	1,131.4	969.6	125.3	146.2	2,081.6	1,324.5	97.8
Coated Products Australia	2,452.1	31.9	80.1	153.6	1,447.4	1,034.3	78.3
Coated Products Asia	400.2	19.8	27.8	(9.1)	614.6	369.7	6.3
New Zealand Steel	422.2	38.8	31.0	40.2	515.2	484.7	8.2
Corporate and Group [b] [c]	443.4	53.6	4.4	(36.6)	437.0	(411.9)	0.1
Equity accounted investment [d]	-	-	-	(37.6)	113.7	113.7	-
BHP Steel Group	**4,849.3**	**1,113.7**	**268.6**	**256.7**	**5,209.5**	**2,915.0**	**190.7**

(a) Net result on a segment basis comprises revenue attributable to that segment less direct expenses. No deduction is made for corporate overheads, borrowing costs, income tax or outside equity interests.

(b) Includes consolidation adjustments.

(c) Corporate and Group revenue relates primarily to Transport and Logistics sales and sales by export trading offices.

(d) The equity accounted investment refers to North Star BHP Steel (see Note 11) which is a Hot Rolled Products operation.

Note 5. Segment Information (continued)

Geograhical Classification	External Revenue	Intersegment Revenue	Net Result	Gross Segment Assets
6 months to 31 December 2001	**$m**	**$m**	**$m**	**$m**
Australia	1,747.5	40.9	77.4	3,364.8
New Zealand	238.8	-	12.0	560.5
Asia	294.9	5.6	34.0	668.9
North America	11.9	1.9	-	62.1
Other countries	20.7	-	1.2	33.0
Corporate and Group	(14.8)	-	(15.1)	(24.6)
Equity accounted investment	-	-	(14.2)	143.8
BHP Steel Group	**2,299.0**	**48.4**	**95.3**	**4,808.5**
12 months to 30 June 2001	**$m**	**$m**	**$m**	**$m**
Australia	3,819.5	109.5	220.0	3,471.9
New Zealand	443.9	9.4	47.2	606.3
Asia	655.3	48.7	60.5	715.3
North America	9.0	5.0	-	93.7
Other countries	44.9	-	4.0	32.5
Corporate and Group	(31.7)	-	(1.0)	(37.9)
Equity accounted investment	-	-	(26.1)	159.9
BHP Steel Group	**4,940.9**	**172.6**	**304.6**	**5,041.7**
12 months to 30 June 2000	**$m**	**$m**	**$m**	**$m**
Australia	3,728.8	114.8	367.7	3,642.4
New Zealand	411.8	36.4	47.4	482.0
Asia	560.2	91.2	17.5	678.2
North America	138.3	-	-	132.0
Other countries	41.0	-	(1.6)	38.3
Corporate and Group	17.5	-	(6.2)	2.5
Equity accounted investment	-	-	20.7	145.5
BHP Steel Group	**4,897.6**	**242.4**	**445.5**	**5,120.9**
12 months to 30 June 1999	**$m**	**$m**	**$m**	**$m**
Australia	3,738.2	76.1	250.0	3,742.1
New Zealand	430.4	23.6	18.1	542.5
Asia	463.8	40.2	(12.2)	662.0
North America	133.1	1.6	-	114.0
Other countries	75.9	0.2	20.9	36.5
Corporate and Group	7.9	-	17.5	(1.3)
Equity accounted investment	-	-	(37.6)	113.7
BHP Steel Group	**4,849.3**	**141.7**	**256.7**	**5,209.5**

Note 6. Receivables (Current)

	31 December 2001 $m
Trade receivables due from other than related parties [(a)]	352.8
Deduct provision for doubtful debts	15.9
Total trade receivables	336.9
Sundry receivables	96.5
Total current receivables [(b)]	**433.4**

(a) *The value of trade receivables at 31 December 2001 would have been $130 million higher but for the sale of trade receivables. Collections of $125 million were held on behalf of the purchasers of the receivables at 31 December 2001, and have been classified as sundry creditors. An amount of $23 million is held in sundry receivables in relation to the sale of receivables program, representing retentions on the amount sold.*

(b) *Includes US$ denominated receivables to the value of A$41.2 million.*

Note 7. Inventories (Current)

	31 December 2001 $m
Raw materials and stores	
At cost	70.1
	70.1
Work in progress	
At net realisable value	11.9
At cost	316.2
	328.1
Finished goods	
At net realisable value	69.3
At cost	175.6
	244.9
Spares and other	
At cost	41.7
	41.7
Total current inventories	
At net realisable value	81.2
At cost	603.6
	684.8

Note 8. Other Assets (Current)

	31 December 2001 $m
Deferred charges and prepayments	15.5
Total current other assets	**15.5**

Note 9. Other Financial Assets (Non-Current)

	31 December 2001 $m
Securities not quoted on prescribed stock exchanges	4.2
Other	0.2
Total non-current other financial assets	**4.4**

Note 10. Receivables (Non-Current)

	31 December 2001 $m
Other	12.1
Total non-current receivables	**12.1**

Note 11. Investments Accounted for Using Equity Method

Details of material interest in joint venture entity are as follows:

Name and Principal activities	Reporting Date	Ownership Interest at Reporting Date
North Star BHP Steel – Steel Manufacturing	31 May	50%

Carrying Amount

	31 December 2001 $m
Shares in equity accounted investment	77.3
Loans to joint venture	66.5
Total equity accounted investment	**143.8**
(a) Share of net profits of joint venture entity for 6 months ended 31 December 2001	
Profit/(loss) from ordinary activities before income tax	(14.2)
Income tax expense	-
Share of net results of joint venture entity	**(14.2)**

Note 11. Investments Accounted for Using Equity Method (continued)

	31 December 2001 $m
(b) Share of joint venture entity assets and liabilities	
Current assets	83.2
Non-current assets	357.4
Current liabilities	(142.0)
Non-current liabilities	(219.9)
Net assets	**78.7**

(c) Composition of Carrying Amount of Investment in Joint Venture Entity

	31 December 2001			
	Retained Profits $m	Cost $m	Exchange Fluctuation $m	Carrying Amount $m
Balance at 31 December 2001	(137.0)	175.5	38.8	77.3

(d) Share of Joint Venture Entity Contingent Liabilities and Expenditure Commitments

	31 December 2001 $m
Other commitments – commitments under long term utility supply contracts	4.8
	4.8

Note 12. Inventories (Non-Current)

	31 December 2001 $m
Raw materials and stores	
At cost	0.8
	0.8
Spares and other	
At net realisable value	5.6
At cost	54.4
	60.0
Total non-current inventories	
At net realisable value	5.6
At cost	55.2
	60.8

Note 13. Property, Plant and Equipment

	31 December 2001 Gross Value of Assets $m	Accumulated Depreciation $m	Net Value $m
Land and buildings	593.2	(230.1)	363.1
Property, plant and equipment	5,498.0	(2,642.3)	2,855.7
Total property, plant and equipment [(a)]	**6,091.2**	**(2,872.4)**	**3,218.8**

(a) Following the adoption of Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets, all classes of property, plant and equipment previously carried at directors' valuation have reverted to a deemed cost basis of measurement.

Note 14. Other Assets (Non-Current)

	31 December 2001 $m
Deferred charges	10.2
Total non-current other assets	**10.2**

Note 15. Payables (Current)

	31 December 2001 $m
Trade creditors	
- related party - BHP Billiton group	22.2
- unrelated persons	196.2
Sundry creditors [(a)]	259.9
Total current accounts payable	**478.3**

(a) Collections of $125 million were held on behalf of the purchaser of receivables, under the sale of receivables program.

Note 16. Interest Bearing Liabilities (Current)

	31 December 2001 $m
Current portion of long term loans	
Secured	
- Bank loans	9.8
Unsecured	
- Bank loans	5.1
	14.9
Short term interest bearing liabilities	
Secured	
- Other	14.7
Unsecured	
- Other	75.6
Bank overdrafts	1.2
	91.5
Total current interest bearing liabilities [(a)]	**106.4**

(a) Refer Note 18 for additional disclosure details.

Note 16. Interest Bearing Liabilities (Current) (Continued)

	31 December 2001 $m
Current portion of interest bearing liabilities other than bank overdrafts classified by currency	
US dollars	81.8
Australian dollars	16.2
Other currencies	8.4
Total current interest bearing liabilities	**106.4**

Note 17. Other Provisions (Current)

	31 December 2001 $m
Deferred income	11.2
Employee entitlements (Note 19)	129.8
Other	30.9
Total current other provisions	**171.9**

Note 18. Interest Bearing Liabilities (Non-Current)

		31 December 2001 $m
Secured		
- Bank loans [(a)]		
- at average floating interest rates of 5.1%		39.1
Unsecured		
- Bank loans		
- at average fixed interest rates of 3.6%		51.5
- at average floating interest rates of 3.6%		5.2
- Other loans - at fixed interest of 6.5%		42.4
Other loans [(b)]	550.0	
		688.2
Less: long term loans repayable within twelve months (Note 16)		(14.9)
Total non-current interest bearing liabilities		**673.3**
The total of long term loans not currently payable classified by maturity dates:		
Later than one year but not later than five years		620.6
Later than five years		52.7
		673.3

Note 18. Interest Bearing Liabilities (Non-Current) (Continued)

The total of long term loans are classified by the following currencies:

Australian dollars	550.0
US dollars	123.2
Other currencies	0.1
	673.3

(a) *Secured by charges over assets of certain subsidiaries.*

(b) *Other loans represent external debt that will be raised to repay indebtedness to BHP Billiton Limited.*

(c) *BHP Steel currently holds a deposit denominated in New Zealand dollars which secures an intercompany loan facility from BHP Billiton Limited amounting to $380 million at 31 December 2001. Following the Steel Demerger, the deposit will secure a loan from the ANZ Banking Group. The deposit can only be applied for other purposes if the loan is reduced by an equal amount. Neither the loan nor the deposit are reflected in the combined statement of financial position.*

Note 19. Other Provisions (Non-Current)

	31 December 2001 $m
Employee entitlements (a)	184.0
Other	1.1
Total non-current other provisions	**185.1**
(a) Aggregate employee benefits liabilities	
Current (note 17)	129.8
Non-current	184.0
	313.8

Note 20. Total Equity Interests

Equity attributable to members of BHP Steel Limited	2,704.5
Outside equity interest	32.8
Total equity interests	**2,737.3**

Note 21. Notes to the Pro Forma Combined Statement of Cash Flows

For the purpose of the Pro Forma Combined Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.

	31 December 2001 $m
(a) Reconciliation of Cash	
Cash and cash equivalents comprise:	
Cash assets:	
- Cash	156.6
- Short term deposits	12.9
Total cash assets	**169.5**
Bank overdrafts (Note 16)	1.2
Total cash and cash equivalents	**168.3**

Note 21. Notes to the Pro Forma Combined Statement of Cash Flows (Continued)

	12 months ended 30 June 1999 $m	12 months ended 30 June 2000 $m	12 months ended 30 June 2001 $m	6 months ended 31 December 2001 $m
(b) Reconciliation of Net Profit After Income Tax to Net Cash Provided by Operating Activities				
Profit from ordinary activities before borrowing costs and income tax	256.7	445.5	304.6	95.3
Adjustments for non-cash income and expense items				
Depreciation and amortisation	268.6	266.0	263.3	125.7
Share of associated entities (profits)/losses less dividends	37.6	(20.7)	26.1	14.2
Profit on sale of non-current assets	(2.2)	(1.6)	(1.4)	-
Write-down of non-current assets	1.6	0.9	0.4	0.3
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations				
Decrease in inventories	169.4	34.2	44.8	(46.2)
Decrease/(increase) in deferred charges	3.6	(2.3)	(5.2)	(1.8)
(Increase)/decrease in trade receivables	87.5	15.0	4.8	195.1
Increase in sundry receivables	44.7	(25.1)	(34.5)	0.7
(Decrease)/increase in trade creditors	(77.0)	16.1	(14.1)	(119.4)
Increase in sundry creditors	(17.7)	6.1	27.7	(7.9)
(Decrease)/increase in other provisions	(29.8)	1.7	14.6	(14.9)
Other	(18.1)	(21.3)	0.5	3.4
Net cash from operating activities before borrowing costs and income tax	**724.9**	**714.5**	**631.6**	**244.5**

Note 22. Standby Arrangements, Unused Credit Facilities

	31 December 2001		
	Facility available $m	Drawn down $m	Unused $m
Revolving credit facilities	209.0	90.0	119.0
Bank overdraft facilities	67.0	1.0	66.0
Total financing facilities	**276.0**	**91.0**	**185.0**

Note 22. Standby Arrangements, Unused Credit Facilities (Continued)

Details of major standby and support arrangements are as follows:

Revolving credit facilities

The BHP Steel Group will be arranging for a bank syndicated term credit facility prior to separation, which will initially be drawn down upon separation. In addition to the term facility, it is anticipated that a short term facility will be arranged to support working capital and other short term cash requirements. Details of these facilities are not yet available.

Other revolving credit facilities are arranged for several non-Australian businesses and are with a number of banks. Terms and conditions are agreed to on a periodic basis appropriate to the needs of the relevant businesses.

Overdraft facilities

Bank overdraft facilities are arranged with a number of banks as required by operations. The general terms and conditions of such overdrafts are agreed on a periodic basis.

Note 23. Market Risk, Financial Instruments and Commodities

The BHP Steel Group operates within the risk management framework of the BHP Billiton Limited Group, which has Board approved risk management policies for managing the market risks associated with its business activities and with its financial instruments.

These risks are categorised under the following headings:

- Liquidity and Credit risk; and
- Price risk.

The nature of these risks, the policies the BHP Steel Group has for controlling them and any concentrations of exposure are discussed under each risk category.

The BHP Steel Group's accounting policies for financial instruments are set out in Note 1.

Liquidity and Credit Risk

Historically, BHP Steel has met its working capital needs and capital expenditure requirements primarily through a combination of operating cash flows, external borrowings and intercompany indebtedness to BHP Billiton. Following the Steel Demerger, it is anticipated that BHP Steel will satisfy its ongoing capital expenditure requirements and meet its working capital needs through cash generated from operations, together with cash on hand and borrowings made available under existing and proposed financing facilities.

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Steel Group within the normal terms of trade. To manage this risk the Steel Group periodically assesses the financial viability of counterparties.

Credit risk represents the risk of counterparties defaulting on their contractual obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Steel Group's combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effects of any netting arrangement with financial institution counterparties. Refer Notes 6 and 15.

These risks are categorised under the following headings:

Counterparties

The BHP Steel Group conducts transactions with the following major types of counterparties.

- Receivables counterparties

Sales to BHP Steel Group customers are made either on open terms or subject to independent payment guarantees. The BHP Steel Group has no significant concentration of credit risk with any single customer or group of customers.

- Payment guarantee counterparties

These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

- Hedge counterparties

Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Steel Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Steel Group does not generally require collateral in relation to the settlement of financial instruments.

Geographic

The BHP Steel Group trades in several major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Regions in which the BHP Steel Group has a significant credit exposure are Australia, the US, and others including China, South-East Asia and New Zealand.

Terms of trade are continually monitored by the BHP Steel Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Note 23. Market Risk, Financial Instruments and Commodities (continued)

Industry

The BHP Steel Group trades in the building and construction, automotive and transport, manufacturing and packaging industries.

Price Risk

The BHP Steel Group manages its exposure to price risk, including interest rates, exchange rates and commodity prices through a set of policies, procedures and limits approved by the BHP Billiton Limited Group Board of Directors.

During the year ended 30 June 2001, the BHP Billiton Limited Group conducted a comprehensive review of its strategy in relation to its market price risks, including the disclosure of hedging positions. As a result of this review, a new approach to market risk management, Portfolio Risk Management, was approved and announced in December 2000.

The strategy entails managing risk at the portfolio level through the adoption of a 'self insurance' model, by taking advantage of the natural hedges provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk. The BHP Steel Group operates within this policy framework and strategy.

The BHP Steel Group is reviewing its strategy in relation to managing market price risks, as a precursor to separation from the BHP Billiton Limited Group. Whilst principles and methodology similar to the BHP Billiton Limited Group strategy are being followed, the risk profile of the BHP Steel Group will be very different. On conclusion of the review, new policies, procedures and limits will require approval by the BHP Steel Group Board of Directors.

Interest Rate Risk

The BHP Steel Group is exposed to interest rate risk on its outstanding interest bearing liabilities and investments. Interest rate risk is managed as part of the BHP Billiton Limited Group Portfolio Risk Management strategy.

Interest rate details and maturity profiles of the BHP Steel Group's interest bearing liabilities are disclosed in Notes 16 and 18.

Foreign Exchange Risk – Interest Bearing Liabilities

In addition to transactional exposures related to sales and purchases, the BHP Steel Group has interest bearing liabilities denominated in foreign currencies. The BHP Steel Group has a partial natural hedge between net foreign assets and interest bearing liabilities in certain currencies.

Debt maturity profiles and currency analysis of the BHP Steel Group interest bearing liabilities are disclosed in Notes 16 and 18.

Foreign Exchange Risk – Transactional Exposures

The BHP Steel Group is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is the anticipated US dollar receipts of Australian based entities. Foreign exchange risk is managed as part of the BHP Billiton Limited Group Portfolio Risk Management strategy.

When required, hedging is undertaken through transactions entered into in foreign exchange markets. Forward exchange contracts have been used for hedging purposes under the previous policy.

The tables below provide information about the BHP Steel Group's outstanding foreign exchange contracts that have not been recognised in the accounts.

Forward contracts to sell US dollars have been designated as cash flow hedges of customer collections from US dollar denominated sales. Foreign currency gains and losses arising on forward contracts are recognised in net profit in the period corresponding with the recognition of the sale or purchase.

Note 23. Market Risk, Financial Instruments and Commodities

Forward Contracts - Sell US Dollars/Buy Australian Dollars

Term	Weighted Average A$/US$ Exchange rate 31 December 2001	BHP Steel Ltd Group contract amounts 31 December 2001 US$m
Not later than one year	0.5973	36.0
Later than one year but not later than two years	0.5968	15.0
Later than two years but not later than three years	-	-
Total	0.5972	51.0

Forward Contracts - Sell US Dollars/Buy New Zealand Dollars

Term	Weighted Average NZ$/US$ Exchange rate 31 December 2001	BHP Steel Ltd Group contract amounts 31 December 2001 US$m
Not later than one year	0.4854	22.5
Later than one year but not later than two years	0.4340	13.0
Later than two years but not later than three years	0.4000	3.0
Total	0.4594	38.5

Forward Contracts - Sell Japanese Yen/Buy New Zealand Dollars

Term	Weighted Average NZ$/Yen Exchange rate 31 December 2001	BHP Steel Ltd Group contract amounts 31 December 2001 NZ$m
Not later than one year	56.48	2.7
Later than one year but not later than two years	-	-
Total	56.48	2.7

Forward Contracts - Sell Australian Dollars/Buy New Zealand Dollars

Term	Weighted Average A$/NZ$ Exchange rate 31 December 2001	BHP Steel Ltd Group contract amounts 31 December 2001 A$m
Not later than one year	1.1874	1.2
Later than one year but not later than two years	-	-
Total	1.1874	1.2

Note 23. Market Risk, Financial Instruments and Commodities (continued)

Commodity Price Risk

The BHP Steel Group is exposed to price risk on steel that it produces and on the commodities that it utilises in its production processes. Commodity price risk is managed as part of the BHP Billiton Limited Group Portfolio Risk Management strategy.

There is no physical or derivative market for trading of steel that would provide appropriate liquidity for undertaking hedging of steel prices. Commodity input prices have been hedged under the previous policy.

The following table provides information about the BHP Steel Group's derivative contracts, which have not been recognised in the accounts. Contract amounts are used to calculate the contractual payments and quantity of inventory to be exchanged under the contracts.

BHP Steel Group	Volume 2001	Units	Average Rate 2001 US$	Term to maturity (months)	Notional amount [(a)] 2001 US$m
Aluminium					
Forwards (buy)	569	tonnes	1,532.9	0-12	0.9
Total	569	tonnes			0.9
Zinc					
Forwards (buy)	2,030	tonnes	1,154.7	0-12	2.3
Total	**2,030**	**tonnes**			**2.3**

(a) The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.

Other Financial Instruments

During 1999 a BHP Billiton Limited subsidiary entered into two amortising swap agreements with notional principals of US$95 million and US$71 million, which mature on 31 May 2005. Under the swap agreements, the BHP Billiton Limited subsidiary pays LIBOR plus 1% per annum to the counterparty and receives 9.02% per annum fixed and LIBOR plus 0.5% per annum respectively. As at 31 December 2001, the outstanding notional principals were US$58 million and US$43 million respectively. As part of the Implementation Deed, this swap is to be transferred to BHP Steel on or prior to the Effective Date.

Fair Value of Financial Instruments

Financial instruments are held to maturity in the normal course of business and accordingly are recorded at cost or redemption amount as appropriate. The recorded amount is described below as the carrying amount, otherwise known as book value.

Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties, other than in a forced or liquidation sale.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and Current Receivables

The carrying amount approximates fair value because of the short period to maturity of these instruments.

Other Current Financial Assets

Except as otherwise indicated, the carrying amount approximates fair value because of the short period to maturity of these investments.

Non-Current Other Financial Assets

The financial assets have been recorded at cost and have not been written down as the carrying value is considered recoverable.

Non-Current Receivables

The fair values are estimated based on the present value of anticipated future receipts.

Short Term Interest Bearing Liabilities

The carrying amount approximates fair value because of the short period to maturity of these instruments.

Long Term Interest Bearing Liabilities

Long term interest bearing liabilities are taken out under fixed and floating interest rates. The fair value of Group's long term interest bearing liabilities is not considered to be materially different from the carrying amount, after consideration of current and fixed interest rates.

Fair Value of Derivatives

The fair value of derivatives is based upon market valuations.

Note 23. Market Risk, Financial Instruments and Commodities (continued)

BHP Steel Group	Carrying amount 31 December 2001 $m	Fair Value 31 December 2001 $m
Items not included in the Pro Forma Combined Statement of Financial Position		
Foreign exchange contracts	-	(21.3)
Zinc	-	1.6

Note 24. Lease, Capital and Other Expenditure Commitments

	31 December 2001 $m
Capital expenditure commitments not provided for in the accounts	
- Due not later than one year	75.0
- Due later than one year but not later than five years	10.0
Total capital commitments	**85.0**
Lease expenditure commitments	
Operating leases [(a)]	
- Due not later than one year	55.0
- Due later than one year but not later than five years	131.0
- Due later than five years	11.0
Total commitments under operating leases	**197.0**
Other commitments [(b)]	
- Due not later than one year	108.0
- Due later than one year but not later than five years	483.0
- Due later than five years	190.0
Total other commitments	**781.0**

(a) Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options.

(b) Other commitments represent commitments under long term utility supply contracts at the Australia and New Zealand steel work operations.

(c) The Group has also entered into contracts with entities controlled by and related parties of BHP Billiton Limited to secure supplies of coal and iron ore. It is not possible to quantify specific exposures under these contracts.

The coal contract commences on 1 July 2002 and has an initial term of 30 years. Thereafter, the contract will roll over indefinitely for further terms of 5 years. BHP Steel is obliged to purchase 90% of Port Kembla Steelwork's coking coal requirements under the contract at prices set annually by reference to market prices. The iron ore contract commenced on 1 June 1999 and will continue indefinitely with a right of termination by either party upon not less than one year's notice. The first date on which notice may be served is 31 May 2003. Prices under the contract are to be mutually agreed between the parties within a specified range.

Note 25. Contingent Liabilities

	31 December 2001 $m
Contingent liabilities at balance date, not otherwise provided for in the combined financial statements, are categorised as arising from:	
- Unsecured [(a)]	45.1
Total contingent liabilities	**45.1**

(a) Including loan and performance guarantees.

(b) Prior to the Steel Demerger, BHP Steel will be required to put in place certain guarantees in respect of work cover obligations. The amount of these guarantees has yet to be determined. In the past, work cover obligations have been managed centrally by BHP Billiton Limited.

(c) North Star BHP Steel, a 50% joint venture entity, has various borrowings dominated in US dollars. The major facilities are fully amortising term loans. Of these loans, 50% are held by the ANZ Banking Group ("ANZ"). Currently, ANZ can put these loans back to BHP Billiton Limited in the event of default by North Star BHP Steel. Following the Steel Demerger, BHP Billiton Limited's obligations under this arrangement will be novated to BHP Steel. Following the Steel Demerger, BHP Steel will also guarantee 100% of a US$12.5 million working capital facility held by North Star BHP Steel. At 31 December 2001, BHP Steel's share of the North Star BHP Steel borrowings, at the Australian dollar/US dollar exchange rate of 0.5114, amounted to $228 million.

Note 26. Superannuation Commitments

BHP Steel contributes to a number of superannuation funds which exist to provide benefits for employees and their dependants on retirement, disability or death. The funds include a BHP Billiton Group sponsored fund and statutory retirement funds and are either defined benefit or defined contribution arrangements. The BHP Billiton Limited Group and employee members make contributions as specified in the rules of the respective funds.

The total amount of BHP Steel contributions to all funds was $80.2 million and $81.8 million for the years ended 30 June 2001 and 2000 respectively.

BHP Steel's contribution to retirement plans for all BHP Steel Group sponsored plans was $13.7 million and $12.4 million for the years ended 30 June 2001 and 2000 respectively.

BHP Steel contributed $66.5 million and $69.4 million for the years ended 30 June 2001 and 2000 respectively, for employees covered by various multi-employer industry and statutory retirement plans. Information from the plans' administrators which would permit the BHP Billiton Limited Group to determine its share of accumulated plan benefits or net assets available for benefits under all such plans is not available.

The contributions payable to the various funds are charged against earnings when payable. In addition, provision is made in the accounts for retirement benefits payable to non-executive Directors.

Independent actuarial reviews of BHP Billiton Limited Group sponsored defined benefit funds are generally undertaken every three years. The most recent actuarial review of the BHP New Zealand Steel Pension Fund conducted for the year ended 30 June 2001, indicated that the fund was in a deficit position. The pension fund trustee and BHP Steel has implemented a plan whereby the fund deficit is expected to be eliminated over a ten year period. This plan involves a combination of a series of lump sum payments, a change in the current investment portfolio and the maintenance of current contribution levels to the fund.

The following is a review of the major funds in which BHP Billiton Group participates.

Name of Fund	Fund Type	Last reporting Date	Accrued Benefits [(a)(b)] 2001 $m	Accrued Benefits [(a)(b)] 2000 $m	Plan Assets [(a)] 2001 $m	Plan Assets [(a)] 2000 $m	Net surplus/ (deficit) [(a)] 2001 $m	Net surplus/ (deficit) [(a)] 2000 $m	Vested benefits [(a)(b)] 2001 $m	Vested benefits [(a)(b)] 2000 $m
BHP Superannuation Fund [(b)(c)(d)]	Defined benefit/ Defined contribution	30 June 2001	2,609	3,143	2,818	3,404	209	261	2,798	3,370
BHP New Zealand Steel Pension Fund [(b)]	Defined benefit	31 March 2001	127	122	81	78	(46)	(44)	121	107

(a) Accrued benefits, plan assets, net surplus/(deficit) and vested benefits are measured as at the last reporting date of each fund listed above.

(b) Vested benefits are benefits which are not conditional upon continued membership of the respective fund or any other factor other than resignation from the fund. Accrued benefits are calculated by the actuary as the present value of future benefit payments in relation to membership up to the dates noted above. In respect of the BHP Superannuation Fund, the last actuarial review was undertaken as at 30 June 2001. The results of this review were made available after completion of the 2000 annual report, and comparative data presented above has been restated accordingly. The accrued benefits as at 30 June 2001 are estimated.

(c) There is an enforceable legal obligation on the BHP Billiton Limited Group to contribute. Contributions are made by the member and the BHP Billiton Limited Group based on a percentage of a member's salary or wage.

(d) The information included above reflects the aggregate position of the fund for all BHP Billiton employees, of which BHP Steel employees form a part.

Note 27. Controlled Entities

The following entities are controlled entities within the combined BHP Steel Group.

Entity	Place of incorporation	Principal activities	Beneficial interest(%)
BHP Steel Limited	Australia	Holding company, steel rolling and coating	-
BHP Steel Finance Ltd	Australia	Finance company	100
BHP Steel Logistics Co Pty Ltd	Australia	Transport company	100
BHP Steel (AIS) Pty Ltd	Australia	Iron and steel manufacture	100
Glenbrook Holdings Pty Ltd	Australia	Holds investment	100
Amari Wolff Steel Pty Ltd	Australia	Holds investment	100
New Zealand Steel (Aust) Pty Ltd	Australia	Trading	100
Australian Iron & Steel Pty Ltd	Australia	Holds name	100
John Lysaght (Australia) Pty Ltd	Australia	Holds name	100
BHP Steel Middle East Investments Pty Ltd	Australia	Holds investment	100
BHP Steel Building Products Sdn Bhd	Brunei	Roll-forming steel	60
Endeavour Industries Ltd	British Virgin Islands	Inactive	100
BHP Steel Building Products (Guangzhou) Ltd	China	Roll-forming steel	100
BHP Steel Building Products (Shanghai) Ltd	China	Roll-forming steel	100
BHP International Trading (Shanghai) Co Ltd	China	Trading	100
BHP Steel Building Products South Pacific	Fiji	Roll-forming steel	64
BHP Steel Building Products (Hong Kong)	Hong Kong	Roll-forming steel	100
BHP Lysaght (Hong Kong) Ltd	Hong Kong	Inactive	100
BHP Steel N Asia Ltd	Hong Kong	Trading	100
BHP Steel India Private Ltd	India	Trading	100
PT BHP Steel Indonesia	Indonesia	Steel rolling and coating	74
PT BHP Steel Building Products Indonesia	Indonesia	Manufacture and distribution of building products	100
PT BRC Lysaght Distribution	Indonesia	Inactive	80
BHP Information Technology (Malaysia) Sdn Bhd	Malaysia	Transport company	100
BHP Engineering (Malaysia) Sdn Bhd	Malaysia	Inactive	100
BHP Steel (Malaysia) Sdn Bhd	Malaysia	Steel rolling and coating	60
BHP Steel Building Products (Malaysia)	Malaysia	Roll-forming steel	60
BHP Building Products (Sabah) (a)	Malaysia	Roll-forming steel	49
BHP Asia Sdn Bhd	Malaysia	Administration services	100
BHP Steel Building Products New Caledonia SA	New Caledonia	Roll-forming steel	65
BHP Consulting Services (New Zealand) Ltd	New Zealand	Inactive	100
Tasman Steel Holdings Ltd	New Zealand	Holding company	100
BHP NZ Steel Holdings Ltd	New Zealand	Holding company	100

Note 27. Controlled Entities (continued)

The following entities are controlled entities within the combined BHP Steel Group.

Entity	Place of incorporation	Principal activities	Beneficial interest(%)
Glenbrook Representatives Ltd	New Zealand	Steel manufacturer	100
BHP New Zealand Steel Ltd	New Zealand	Iron and steel production	100
NZ Steel Development Ltd	New Zealand	Steel manufacturer	100
Towards Industries Ltd	New Zealand	Steel manufacturer	100
Steltech Structural Ltd	New Zealand	Steel building materials	100
BHP NZ Steel Mining Ltd	New Zealand	Ironsands mining	100
BHP Trading New Zealand Ltd	New Zealand	Trading	100
BHP Steel International Holdings SA	Panama	Holding company	100
BHP Steel Building Products PNG Ltd	PNG	Roll-forming steel	80
BHP Lysaght Rabaul Ltd	PNG	Inactive	80
BHP Titan Ltd	PNG	Property manager	80
BHP Steel Building Products Singapore Pte Ltd	Singapore	Manufacture and distribution of building products	100
BHP Steel Asia Pty Ltd	Singapore	Trading	100
BHP Steel Southern Africa Pty Ltd	South Africa	Trading	100
BHP Steel Building Products Lanka (Put) Ltd	Sri Lanka	Manufacture and distribution of building products	82
BHP Steel Building Products Taiwan	Taiwan	Roll-forming steel	80
BHP Steel (Thailand) Ltd	Thailand	Steel rolling and coating	75
Steel Holdings Co Ltd	Thailand	Inactive	100
BHP Steel Building Products (Thailand) Ltd	Thailand	Roll-forming steel	75
BHP Steel Europe Middle East Ltd	UK	Trading	100
BIEC International Inc	USA	Technology licensing and marketing	100
BHP Steel Technology Inc	USA	Holds investment	100
BHP Steel Americas Inc	USA	Trading	100
BHP Steel Investments Inc	USA	Holding company	100
BHP Steel Building Products (Vanuatu) Ltd (b)	Vanuatu	Roll-forming steel	39
BHP Steel Building Products Vietnam	Vietnam	Roll-forming steel	100

(a) The BHP Steel Group holds an ownership interest of 49% in BHP Steel Building Products (Sabah) Sdn Bhd, which is classified as a controlled entity pursuant to Australian Accounting Standard AASB 1024: Consolidated Accounts because the BHP Steel Group can exercise voting control.

(b) Ownership interest decreased from 54% in 2000. The BHP Steel Group's ownership of the ordinary share capital in this entity represents a beneficial interest of 39% represented by its 65% ownership in BHP Steel Building Products New Caledonia SA, which in turn has 60% ownership of this entity.

Note 28. Related Parties

Related parties of BHP Steel Limited are:

Directors

The following persons held the position of director of BHP Steel Limited during the past three financial years unless otherwise stated.

G M Day	(resigned 2 November 2000)
M Courtnall	
W G Johnston	(resigned 13 August 2000)
J W Cleary	
B L Carrasco	(appointed 9 April 1999, resigned 19 April 2000)
C Weatherstone	(appointed 28 September 1999)
W R Saxelby	(appointed 17 April 2000, resigned 19 October 2001)
G Warner	(appointed 24 October 2000)
B Kruger	(appointed 20 August 2001)

As these combined financial statements have been prepared on a pro forma basis and as the Board in place at 31 December 2001 is not representative of the Board after Steel Demerger, no information has been disclosed in relation to directors remuneration.

Subsequent to 31 December 2001, each of the directors in office at that date resigned and were replaced by:

G Kraehe
R McNeilly
K Adams
J Crabb
D Grady
K McCann
P Rizzo

Ownership Interests

The ownership interests in related parties in the wholly owned group are set out in Note 27. The ultimate controlling entity of the combined entity is BHP Billiton Limited.

Transactions with BHP Billiton Limited Group

Transactions and balances with the BHP Billiton Limited Group included throughout the combined financial statements are as follows. All transactions are on commercial terms.

	31 December 2001 $m	30 June 2001 $m
Interest received or due and receivable from related parties		
Associated entities	1.6	3.9
Dividends received or due and receivable from related parties		
Associated entities	1.5	1.1
Current trade receivables due from related parties		
Associated entities	1.1	1.0
BHP Billiton Group	0.2	-
	1.3	1.0
Current sundry receivables due from related parties		
BHP Billiton Group	1.3	1.4
Non-current trade receivables due from related parties		
Associated companies	0.5	0.5
Current trade creditors due to related parties		
BHP Billiton Group	22.2	66.7
Current sundry creditors due to related parties		
BHP Billiton Group	23.4	20.5
Associated companies	3.6	-
	27.0	20.5
Consideration received for tax loss transfers		
BHP Billiton Group	177.7	57.4
Raw material and energy purchases within the BHP		
BHP Billiton Group on commercial terms	315.9	656.4

ANNEXURE B REPORT ON FORECAST FINANCIAL INFORMATION

The Directors
BHP Billiton Limited
600 Bourke Street
Melbourne Victoria 3000

Arthur Andersen
A Member Firm of Andersen Worldwide SC

363 George Street Sydney NSW 2000
GPO Box 4329 Sydney NSW 2001
Australia

Tel 61 2 9993 6000
Fax 61 2 9993 3300
DX 1340 Sydney

www.andersen.com

13 May 2002

Dear Directors

Report on Forecast Financial Information

Introduction

This report has been prepared by Arthur Andersen for inclusion in the Scheme Booklet, to be issued in connection with the demerger of BHP Steel from BHP Billiton Limited and the proposed listing of BHP Steel Limited on the Australian Stock Exchange.

Arthur Andersen has been requested to:

- form an opinion on whether the forecast profit and loss and cash flow information for the years ending 30 June 2002 and 2003 ('Forecast Financial Information'), as set out in Part 5.7 of the Scheme Booklet, has been properly prepared on the basis of the stated assumptions and in accordance with the accounting policies of BHP Steel; and
- report whether anything has come to our attention which would cause us to believe that the assumptions underlying the Forecast Financial Information, when taken as a whole, do not provide a reasonable basis for the preparation of the Forecast Financial Information.

We disclaim any responsibility for any reliance placed on this report, or on the Forecast Financial Information to which it relates, for any purpose other than that for which it was prepared.

The terms used in this report have the same meaning as defined in the Scheme Booklet.

Forecast Financial Information

The Forecast Financial Information is set out in Part 5.7 of the Scheme Booklet and comprises the forecast profit and loss and cash flow information for the years ending 30 June 2002 and 2003 together with the assumptions on which they are based.

The management of BHP Billiton Limited and the management of BHP Steel are responsible for the preparation and presentation of the Forecast Financial Information, including the assumptions on which the Forecast Financial Information is based and the sensitivities of the Forecast Financial Information to changes in key assumptions. The Forecast Financial Information was prepared based on an assessment of present economic and operating conditions and on a number of assumptions regarding future events and actions which, at the date of this Scheme Booklet, are expected to take place, including the key assumptions in Part 5.7 of the Scheme Booklet. The Forecast Financial Information reflects the best currently available estimates, including BHP Billiton Limited's and BHP Steel's best estimates as to steel prices, exchange rates, volumes and costs during the remainder of 2002 and during 2003. The Forecast Financial Information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the Forecast Financial Information, are by their very nature subject to significant uncertainties and contingencies, many of which are outside the control of BHP Steel and are not predictable on a reliable basis. The events and outcomes might differ in quantum and timing from the assumptions, with material consequential impact on the Forecast Financial Information. In particular, BHP Steel's forecast financial information is highly sensitive to assumptions related to hot rolled coil prices.

The sensitivity of the Forecast Financial Information to changes in international steel prices and other key assumptions is set out in Part 5.7.2 of the Scheme Booklet and the risks to which the business of BHP Steel is exposed are detailed in Part 4.4 of the Scheme Booklet. The Forecast Financial Information should be considered in conjunction with the analysis in these sections.

The Forecast Financial Information has been prepared on a basis consistent with the accounting policies disclosed in the Pro Forma Combined Financial Statements included in Annexure A to the Scheme Booklet. The Forecast Financial Information is presented in an abbreviated form in so far as it does not contain all of the disclosures required by the accounting standards applicable to historical financial information.

Scope of procedures

We have reviewed the Forecast Financial Information for the years ending 30 June 2002 and 2003 in accordance with Australian Auditing Standards applicable to review engagements. Our review has been limited primarily to:

- enquiries as to the process used in preparing the Forecast Financial Information;
- consideration and discussion with the management of BHP Billiton Limited and BHP Steel and the evidence supporting the assumptions underlying the Forecast Financial Information;
- a review of the compilation of the Forecast Financial Information; and
- ensuring that the Forecast Financial Information is presented in accordance with the basis described above.

The Forecast Financial Information relates to events and actions that have not yet occurred and may not occur. While evidence may be available to support the assumptions on which the Forecast Financial Information is based, such evidence is generally future orientated and therefore not capable of independent substantiation. Given the nature of the evidence available in assessing the reasonableness of the assumptions, we are not in the position to obtain the level of assurance necessary to express a positive opinion on those assumptions. Accordingly, we provide a lesser level of assurance on the reasonableness of the assumptions.

Opinion

Opinion on preparation and presentation

In our opinion:

- the Forecast Financial Information has been properly prepared on the basis of the stated assumptions; and
- the Forecast Financial Information has been presented in accordance with the basis of preparation and presentation described above.

Opinion on the assumptions

Based on our review, as at the date of this report, nothing has come to our attention which causes us to believe that the assumptions, when taken as a whole, do not provide a reasonable basis for preparation of the Forecast Financial Information.

Actual results are likely to be different from those forecast since anticipated events frequently do not occur as expected and the variation may be material. Accordingly, we express no opinion as to whether the Forecast Financial Information will be achieved.

Independence

Arthur Andersen does not have any interest in the outcome of the demerger of BHP Steel or listing of BHP Steel Shares on Australian Stock Exchange other than in connection with the preparation of this report, the Investigating Accountant's Report set out as Annexure A to the Scheme Booklet and participation in due diligence procedures for which normal professional fees will be received.

Arthur Andersen also acts as statutory auditor of BHP Billiton Limited.

Yours faithfully

Arthur Andersen

Arthur Andersen

Chartered Accountants

THIS PAGE IS LEFT INTENTIONALLY BLANK

ANNEXURE C SIGNIFICANT DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

Background

BHP Steel Limited's pro forma combined financial statements have been prepared in accordance with Australian GAAP ("**A-GAAP**"), which varies in certain respects from US GAAP. The following paragraphs summarise certain differences between A-GAAP and US GAAP at the date of this Scheme Booklet that could be significant to BHP Steel's pro forma combined results of operations and pro forma combined financial position. In addition to the differences noted in this Annexure, the normalisation adjustments reflected in Part 5.1.3 of this Scheme Booklet would not have been reflected in the pro forma combined financial statements included in Annexure A of this Scheme Booklet had those financial statements been prepared in accordance with US GAAP.

BHP Steel has not prepared consolidated financial statements in accordance with or reconciled to US GAAP. The effect of the differences between A-GAAP and US GAAP outlined below may be material individually or in the aggregate. It should be noted that the following summary has not been audited and may not include all differences between A-GAAP and US GAAP. Further, the following summary does not contemplate presentational or future differences under A-GAAP or US GAAP that may arise as a result of changes in BHP Steel's business operations.

(a) Income taxes

(refer to discussion of recent changes in A-GAAP below)

Under A-GAAP, future income tax benefits (deferred tax assets) arising from timing differences are recognised only when the realisation of the benefits can be regarded as assured beyond any reasonable doubt while deferred tax assets arising from tax losses are recognised only when realisation of the benefits is virtually certain. Under US GAAP, deferred tax assets and liabilities are created for all temporary differences between the accounting and tax bases of assets and liabilities that will reverse during future taxable periods, including tax losses with a valuation allowance recognised against recorded deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realised.

Under A-GAAP, all deferred tax balances are classified as non-current. Under US GAAP, the classification between current and non-current is based on the balance sheet classification of the underlying asset or liability. Where there is no underlying asset or liability, the classification is based on when the temporary difference is expected to reverse.

Under A-GAAP, neither future income tax benefits (deferred tax assets) nor provisions for deferred income taxes (deferred tax liabilities) are recorded for differences between the assigned accounting values and the tax values of the net assets acquired in a business combination accounted for as an acquisition. Under US GAAP, deferred tax liabilities and deferred tax assets (and related valuation allowances, if necessary) are recognised for the tax consequences of differences between the assigned accounting values and the tax bases of the identifiable assets acquired and liabilities assumed in a business combination accounted for as a purchase. However, US GAAP prohibits the recognition of deferred taxes for the reported amount of good-will, or the portion thereof, when the amortisation is not deductible for income tax purposes.

Under A-GAAP, deferred tax liabilities and assets are not recognised for taxable temporary differences arising from the investments in subsidiaries, associates and joint venture entities. Additional taxes payable, if any, on distribution of profits retained in subsidiaries are brought to account when it is probable that the profits will be distributed. For associates and joint venture entities accounted for by the equity method, additional taxes are recognised when the dividends are due and payable. Where a dividend is franked, no additional tax will be payable by a corporate shareholder.

Under US GAAP, a deferred tax liability is generally recognised for taxable temporary differences arising from investments in consolidated subsidiaries, associates and corporate joint ventures, with certain exceptions. For example, US GAAP does not require the recognition of deferred taxes on investments in consolidated domestic subsidiaries when the tax law provides a means by which the reported amount can be recovered tax-free and the entity expects to use that means. Additionally, a deferred tax liability is not recognised for taxable temporary differences arising from investments in consolidated foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration.

US GAAP also requires the recognition of a deferred tax asset (subject to a valuation allowance) for deductible temporary differences arising from investments in associates. A deferred tax asset (subject to a valuation allowance) arising from the excess of the tax basis over the financial statement carrying amounts of investments in consolidated subsidiaries or corporate joint ventures (domestic or foreign) is recognised only if it is apparent that the deductible temporary difference will reverse in the foreseeable future.

(b) Purchase method acquisitions

Under A-GAAP, the minority interest is measured at its proportionate share of the fair value of the assets acquired and liabilities assumed. Goodwill is the difference between the cost of acquisition and the fair value of the identifiable net assets and does not include the minorities' proportionate share. Under US GAAP, the minority interest's share of the assets acquired and liabilities assumed is not stepped up to fair value butis measured at the pre-acquisition carrying amount in the subsidiary's accounts.

Under A-GAAP, goodwill is amortised on a straight-line basis over the period during which the benefits are expected to arise, not exceeding 20 years. US GAAP also requires the amortisation of goodwill over the period during which the benefits are expected to arise, usually on a straight line basis. The maximum period of amortisation is 40 years (refer discussion of Recent Changes in US GAAP).

Under A-GAAP, where the fair values of the identifiable net assets acquired by the entity exceed the cost of acquisition incurred by the entity (often referred to as negative good will), the difference must be accounted for by reducing proportionately the fair values of the non-monetary assets acquired. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a balance remains it must be recognised as revenue in the period of acquisition.

Under US GAAP, negative goodwill should be allocated to reduce proportionately the values assigned to noncurrent assets (except long-term investments in marketable securities). If the allocation reduces the non-current assets to zero value, the remainder of the excess over cost is classified as a deferred credit and amortised systematically to income over the period estimated to be benefited, but not in excess of 40 years.

The outside equity (minority) interest in consolidated subsidiaries is included as part of total shareholders' equity under A-GAAP. Under US GAAP, the minority interest is not included within shareholders' equity; rather, the minority interest is presented between liabilities and shareholders' equity on the balance sheet.

(c) Impairment of long-lived assets

Under A-GAAP, where the carrying amount of non-current assets is greater than their recoverable amount, the assets are required to be written down to the recoverable amount. The recoverable amount is the present value of the net cash flows expected from the continued use and subsequent disposal of the assets. Present value is calculated using a market determined, risk adjusted rate.

Under US GAAP, long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the asset to future undiscounted net cash flows expected to be generated by the asset.

If the asset is considered to be impaired, the impairment loss to be recognised is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is generally determined based on quoted market prices, discounted cash flows or appraisals.

During the year ended 30 June 1999, this difference resulted in a $105 million write down of Steel production assets in New Zealand under A-GAAP which would not have been recognised under US GAAP.

To the extent that an impairment is recognised under A-GAAP but not under US GAAP, depreciation and amortisation charges on the underlying non-current asset in subsequent accounting periods will be less under A-GAAP than under US GAAP.

(d) Derivative financial instruments

Under A-GAAP, where hedge transactions including derivatives are designated as and continue to be effective as the hedge of the purchase or sale of goods or services that are denominated in a foreign currency, exchange gains and losses on hedge transactions arising up to the date of purchase or sale are deferred and included in the measurement of the purchase or sale.

Under US GAAP, Statement of Financial Accounting Standard No. 133 "*Accounting for Derivative Instruments and Hedging Activities*" ("**SFAS 133**") as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities: An Amendment of FASB Statement No. 133" requires that all derivative financial instruments be recorded on the balance sheet at their fair value. If certain conditions are met, a derivative may be designated as a hedge of (1) the exposure to changes in the fair value of a recognised asset or liability or a firm commitment, (2) a forecasted transaction, or (3) net investment in a foreign operation. SFAS 133 precludes designating a non-derivative financial instrument, such as a foreign currency loan, as the hedge of a forecasted transaction, asset, liability or unrecognised firm commitment except that a non-derivative instrument denominated in a foreign currency may be designated as a hedge of the foreign currency exposure of an unrecognised firm commitment denominated in a foreign currency or a net investment in a foreign operation.

To qualify for US GAAP hedge accounting, derivatives must be specifically designated, with formal documentation, against the risk being hedged at inception of the hedging relationship. The effectiveness of each hedge must be formally evaluated (and any hedge ineffectiveness measured) at least quarterly. BHP Steel has not evaluated the effectiveness of its derivative instruments as hedges of underlying transactions on a quarterly basis in accordance with SFAS 133. Consequently, those derivative instruments, which are designated as hedges under A-GAAP, do not qualify for hedge accounting under US GAAP. Changes in the fair value of derivatives would therefore be recognised in earnings as a gain or loss in the period of change under US GAAP. In the years ended 30 June 2001 and 30 June 2000, this difference would have had reduced profits before taxation reported under US GAAP by approximately $37 million and $21 million respectively. SFAS 133 did not apply during the year ended 30 June 1999.

(e) Stock-based compensation schemes

Under A-GAAP, compensation expense is not recognised for shares or rights to shares issued to employees under stock-based compensation schemes.

Under US GAAP, the "cost" of providing shares or rights to shares to an employee under stock-based compensation schemes is generally charged to the income statement over the period to which the employee's performance relates. The cost of shares/options awarded to employees, whether conditional upon performance criteria or not, should be recognised over the period to which the employee's service relates. Entities have a choice of accounting methods for determining the costs of benefits arising from employee stock compensation plans. They may either follow the intrinsic value-based method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("**APB 25**") or the fair value based method under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("**SFAS 123**").

Under APB 25, the compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee/exercise price. The measurement date is the first date on which are known both (a) the number of shares that an individual employee is entitled to receive and (b) the stock option or purchase price, if any. Commonly this will be the date of grant, but if later then the cost should be measured using the market price at the end of each intervening period.

Under SFAS 123, the compensation cost is based on the fair value of the option at the date of grant. This is estimated using an option pricing model taking into account the following factors: the stock price at the grant date, the exercise price and expected life of the option, any expected price volatility, the expected dividend yield and a risk-free interest rate during the expected life of the option.

If an entity chooses to follow APB 25 then it must make pro-forma disclosures of net income and earnings per share as if SFAS 123 had been applied.

In the past BHP Billiton has chosen to apply APB 25. During the year ended 30 June 2001, changes in the exercise terms for certain shares and options arising from the OneSteel demerger (from BHP Billiton) caused a change in the accounting for these shares and options under APB 25. The result of these changes is that under US GAAP, BHP Steel would have an expense of $44 million before tax in that year.

Any future differences between A-GAAP and US GAAP relating to stock based compensation schemes will be dependent on the nature of schemes, if any, implemented by BHP Steel.

(f) Pension costs

Under A-GAAP, BHP Steel is required to recognise contributions to defined benefit pension plans as those contributions are made.

Under US GAAP, the net periodic expense for defined benefit pension plans, based on funding requirements, is expensed in accordance with Statement of Financial Accounting Standards No. 87 "Employers' Accounting for Pensions" ("**SFAS 87**").

(g) Earnings per share

In July 2001, the AASB issued revised Australian Accounting Standard AASB 1027, "Earnings per Share". BHP Steel will be required to adopt the revised standard in its first financial year. The revised AASB 1027 adopts a method of calculating diluted earnings per share similar to the "treasury stock" method required by US GAAP.

Under US GAAP, the "treasury stock" method is used for determining the effect of share options on diluted earnings per share. Under this method, the assumed proceeds from the issue of the options are considered to have been used to repurchase shares at fair value. The difference between the number of shares issued and the number of shares that would have been issued at fair value is treated as an issue of ordinary shares for no consideration and is factored into the denominator used to calculate the diluted earnings per share.

(h) Dividends (refer to discussion of recent changes in A-GAAP below)

Under current A-GAAP, dividends declared after the end of each financial year and before approval of the financial statements are currently recognised as a liability in those statements. Australian Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", which becomes effectives for accounting periods beginning 1 July 2002, requires that such dividends must not be recognised as a liability in the financial statements consistent with US GAAP treatment outlined below.

Under US GAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared by the Board of Directors before the end of the financial year.

(i) Restructuring costs

Under A-GAAP, provisions for redundancies associated with organisational restructures can be recognised where positions have been identified as surplus to requirements and the entity is demonstrably committed to making the redundancies.

Under US GAAP, provisions for redundancies involving voluntary severance are restricted to only those employees who have accepted redundancy offers.

(j) Other revenue

Under A-GAAP, proceeds from the sale of non-current assets are included as other revenue and the carrying value thereof is treated as an expense in the financial statements.

Under US GAAP, the net gain or loss is shown as a component of other revenue.

(k) Realised net exchange gains on sale of assets

Under A-GAAP, net exchange gains or losses reported in the exchange fluctuation account relating to assets that have been sold, closed or written down are transferred to retained earnings.

Under US GAAP, such exchange gains or losses are recognised as part of the profit or loss for the period.

During the year ended 30 June 2000, under US GAAP BHP Steel would have recognised exchange gains, previously taken to the exchange fluctuation account, amounting to $36 million relating to its US steel operations which were disposed in that year.

Recent changes in US GAAP

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No 14 "Business Combinations" ("**SFAS 141**") and Statement of Financial Accounting Standard No 142 "Goodwill and Other Intangible Assets" ("**SFAS 142**"). In August, the FASB also issued Statement of Financial Accounting Standards No 143 "Accounting for Asset Retirement Obligations" ("**SFAS 143**") and Statement of Financial Accounting Standards No 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("**SFAS 144**").

For the purpose of deriving US GAAP financial information for BHP Steel, SFAS 141 applies to purchase business combinations entered into after 30 June 2001, and is not available for application to earlier transactions. SFAS 142 will apply for the year ending 30 June 2003 (early adoption is permitted in certain circumstances) and SFAS 143 and SFAS 144 will apply for the year ending 30 June 2003 (early adoption is permitted).

SFAS 141 changes the accounting for business combinations to a single purchase accounting method. SFAS 141 also changes the recognition criteria for intangible assets other than goodwill, and expands disclosure requirements in relation to business combinations. SFAS 142 changes the accounting for acquired goodwill and other intangible assets by requiring that goodwill and intangible assets with indefinite useful lives not be amortised. Under SFAS 142, the carrying amount of such assets will be subject to impairment tests at least on an annual basis. SFAS 143 changes accounting for the retirement of tangible long-lived assets by requiring that the fair value of legal obligations associated with the retirement of such assets be recognised as a liability and capitalised as part of the cost of those assets. SFAS 144 requires one accounting model to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions.

BHP Steel has not evaluated the potential impact of any of these new standards on its future financial performance or financial position.

Recent changes in A-GAAP

In December 1999, the Australian Accounting Standards Board (AASB) issued revised Australian Accounting Standard AASB 1020, "Income Taxes". BHP Steel will be required to adopt the revised AASB 1020 with effect from 1 July 2003. AASB 1020 adopts a comprehensive balance sheet approach to accounting for income taxes that is similar to the requirements of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Differences relating to the classification of deferred tax balances will however still remain.

In October 2001, the AASB issued Australian Accounting Standard AASB 1044, "Provisions, Contingent Liabilities and Contingent Assets". BHP Steel will be required to adopt the new standard with effect from 1 July 2002. AASB 1044 imposes stricter criteria for the recognition of provisions in financial statements than presently exist under A-GAAP. BHP Steel has not yet conducted a review of its provisions in light of the new standard.

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ANNEXURE D INDEPENDENT EXPERT'S REPORT

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ANNEXURE E SALE FACILITY TERMS

SALE FACILITY TERMS

As a Selling Shareholder, you:

(a)

(i) agree that you are bound irrevocably to sell under the terms contained herein at the Final Price (subject to paragraph (ii) below):

(aa) the number of BHP Steel Shares specified in your Sell Form (or, where you have not specified a number but returned your signed Sell Form, all of the BHP Steel Shares to which you are entitled under the Scheme); or

(bb) in the case of an Institutional Selling Shareholder and where acceptable to BHP Billiton Limited in its discretion, the number specified in any verbal communication or other communication, Sell Form or other form from the Institutional Selling Shareholder or its authorised representative addressed to BHP Billiton Limited or the Joint Global Coordinators,

or such lesser number of BHP Steel Shares as BHP Billiton Limited may determine in its absolute discretion, and that such number of BHP Steel Shares will form part of the pool of BHP Steel Shares available for sale under the Offer; and

(ii) agree that an Institutional Selling Shareholder may withdraw any Sell Form or other communication referred to in paragraph (a) above prior to the close of the time for receipt of the Sell Form or other communication as specified by BHP Billiton Limited or the Joint Global Coordinators and may specify prices at which some or all of their BHP Steel Shares are to be sold under the terms of the Sale Facility and, if the Final Price is below the specified price, those BHP Steel Shares specified to be sold at prices above the Final Price will not be sold;

(b) acknowledge that none, some or all of your BHP Steel Shares may be sold under the Sale Facility;

(c) agree that BHP Billiton Limited in its absolute discretion after consultation with the Joint Global Coordinators may:

(i) determine the allocation of BHP Steel Shares to successful applicants under the Offer;

(ii) determine the number of your BHP Steel Shares to be sold under the Sale Facility; and

(iii) determine which of the BHP Steel Shares of Selling Shareholders or Ineligible Overseas Shareholders or the 6% of BHP Steel Shares held by it are sold under the Sale Facility and, in making that determination, treat Selling Shareholders, Ineligible Overseas Shareholders and itself differently;

(d) agree that BHP Billiton Limited may appoint any person as either its or your agent to assist it in the implementation and administration of the Sale Facility on the terms contained herein and that you give up any right to instruct BHP Billiton Limited or any agent appointed by BHP Billiton Limited in connection with the implementation and administration of the Sale Facility and the Joint Global Coordinators in respect of the sale of BHP Steel Shares under the Sale Facility;

(e) agree that you will only be entitled to receive the Final Price for each of your BHP Steel Shares sold under the Sale Facility;

(f) agree that the Final Price will be determined by BHP Billiton Limited in its absolute discretion after consultation with the Joint Global Coordinators;

(g) acknowledge that the Final Price may not be the highest price at which your BHP Steel Shares could be sold under the Sale Facility, or within any indicative price range announced by BHP Billiton Limited, and that the Final Price may be higher or lower than the price at which BHP Steel Shares trade on ASX on the Listing Date or at any later point in time;

(h) agree that BHP Billiton Limited may, in its absolute discretion, at any time determine that your Sell Form is a valid acceptance of these Sale Facility terms even if the Sell Form is incomplete, contains errors or is otherwise defective;

(i) agree that BHP Billiton Limited reserves the right (for any reason) not to proceed with, or to modify the timetable for, the Sale Facility in its absolute discretion;

(j) represent and warrant to any buyer of the BHP Steel Shares that you are entitled to those BHP Steel Shares under the Scheme, and authorise BHP Billiton Limited, each Joint Global Coordinator or any other person nominated by BHP Billiton Limited to make this representation and warranty on your behalf in connection with the transfer of BHP Steel Shares under the Sale Facility, and that the buyer will acquire good title to your BHP Steel Shares and full legal and beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions on transfer of any kind;

(k) agree that BHP Billiton Limited will:

(i) through the BHP Billiton Share Department or BHP Steel's share registry be obtaining and passing on to the Joint Global Coordinators or any other person nominated by BHP Billiton Limited the information and data that is necessary for the administration of the Sale Facility and for the sale of BHP Steel Shares by you; and

(ii) act as your sole authorised representative to give instructions in relation to these matters (including without limitation the sale of your BHP Steel Shares) to the Joint Global Coordinators or any agent or nominee appointed by BHP Billiton Limited in connection with the sale and settlement of your BHP Steel Shares under the Sale Facility;

(l) agree that you will have no recourse against BHP Billiton or the BHP Billiton Directors or BHP Steel or the BHP Steel Directors or the Joint Global Coordinators or their directors in respect of the determination of the Final Price or the number of your BHP Steel Shares sold;

(m) authorise BHP Billiton Limited, before or after registration of the transfer of your BHP Steel Shares to transmit the BHP Steel Shares to any register maintained by BHP Steel, which BHP Billiton Limited in its absolute discretion considers desirable;

(n) authorise BHP Billiton Limited, whether through the BHP Billiton Share Department or BHP Steel's share registry, any other agent or otherwise, to take such action on your behalf as is necessary to effect the sale and settlement of your BHP Steel Shares under the Sale Facility, including transferring to an appointed agent or nominee all of your BHP Steel Shares (to be held as bare nominee on your behalf) in order to facilitate the sale and settlement of your BHP Steel Shares under the Sale Facility and to do all things necessary to effect such a transfer;

(o) acknowledge that the Joint Global Coordinators may give advice to BHP Billiton Limited which is solely for the benefit of BHP Billiton Limited concerning the determination of the Final Price and which may or may not be followed by BHP Billiton Limited and which will not be disclosed to you;

(p) agree that these Sale Facility terms are governed by the laws in force in Victoria, Australia;

(q) agree that the maximum number of BHP Steel Shares to which your Sell Form may relate or which an Institutional Selling Shareholder may specify to be sold under clause (a)(i) above and which you can offer to sell under the Sale Facility are those to which you are entitled under the terms of the Scheme;

(r) agree to such other terms relating to participation in the Sale Facility set out in the Scheme Booklet, the Shareholder Prospectus, the Sale Facility Circular and the Sell Form or, in the case of Institutional Selling Shareholders, such other terms advised to them by BHP Billiton Limited or the Joint Global Coordinators;

(s) agree that in the case of an Institutional Selling Shareholder any verbal communication or other communication or form received as contemplated in paragraph (a)(i) above acts as an acceptance by an Institutional Selling Shareholder of the terms of the Sale Facility contained herein; and

(t) agree, for the purposes of these terms, that "you" or "your" means or refers to a Selling Shareholder, and any defined or capitalised term used in these terms has the same meaning as that term has in the Scheme Booklet, the Shareholder Prospectus or the Sale Facility Circular.

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ERNST & YOUNG
CORPORATE FINANCE PTY LIMITED

(Corporations Law)
ABN 87 003 599 844

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9650 5882
DX 293 Melbourne

13 May 2002

The Directors
BHP Billiton Limited
Level 45, Bourke Place
600 Bourke Street
Melbourne, Victoria 3000
AUSTRALIA

Dear Directors,

Steel Demerger Proposal

1. Introduction

On 29 June 2001, BHP Ltd and Billiton Plc formed a Dual Listed Company Structure ("the DLC Structure" or "BHP Billiton"). The DLC Structure comprises BHP Billiton Limited and BHP Billiton Plc. Under the DLC Structure, BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders enjoy equal dividend, capital and voting rights.

When the proposal to form the DLC Structure was put to shareholders, BHP Billiton Limited (then BHP Ltd) flagged the intention of BHP Billiton to:

- Demerge the flat and coated steel products businesses so that it could focus on the growth of the mineral and petroleum businesses;
- Distribute shares in BHP Steel Limited ("BHP Steel") to BHP Billiton Limited Shareholders; and
- Compensate BHP Billiton Plc Shareholders for the economic value of shares in BHP Steel ("BHP Steel Shares") distributed to BHP Billiton Limited Shareholders.

A demerger (also commonly referred to as a spin-out) is a pro-rata distribution of shares in a subsidiary company to the shareholders of the parent company. BHP Billiton Limited is proposing to demerge BHP Steel by transferring 94% of the BHP Steel Shares to Fully Paid BHP Billiton Limited Shareholders. BHP Billiton Limited will retain the remaining 6% of the shares, which it proposes to sell, prior to the listing of BHP Steel on the Australian Stock Exchange ("the ASX").

Unless otherwise stated, defined terms used in this letter and in the attached report are consistent with the defined terms set out in the Glossary contained in the Scheme Booklet.

2. **Principal outcomes should the Steel Demerger Proposal be implemented**

Should the Steel Demerger Proposal be implemented, the principal outcomes will be:

- **BHP Billiton Limited will reduce its capital**

  BHP Billiton Limited will reduce its capital by approximately A$2.57 billion or A$0.69 per BHP Billiton Limited Share, ("the Reduction Amount"). The Reduction Amount will be compulsorily applied on behalf of:

  - Fully Paid BHP Billiton Limited Shareholders, for the subscription of shares in BHP Steel for A$3.45 per share, (on the basis of one BHP Steel Share for every five BHP Billiton Limited Shares held);
  - Partly Paid BHP Billiton Limited Shareholders to meet a call of A$0.69 per share.

- **Fully Paid BHP Billiton Limited Shareholders will be entitled to BHP Steel Shares.**

  Fully Paid BHP Billiton Shareholders:

  - Will be allocated 94% of the shares in BHP Steel[1];
  - Will be entitled to one BHP Steel Share for every five BHP Billiton Limited Shares held;
  - Will not be required to make any payment for the BHP Steel Shares; and
  - May, subject to certain exceptions, elect whether or not to offer to sell their BHP Steel Share entitlements under a Sale Facility or apply to buy additional shares prior to the listing of BHP Steel.

- **Partly Paid BHP Billiton Limited Shareholders will not receive BHP Steel Shares but instead, the amount owing on their shares will be reduced by A$0.69 per share.**
- **BHP Billiton Limited will retain 6% of the BHP Steel Shares for sale.**
- **BHP Steel will repay BHP Billiton Limited approximately $565 million in intercompany loans.**
- **BHP Steel will become a separately listed entity on the ASX.**
- **BHP Billiton Plc Shareholders will receive a bonus issue of BHP Billiton Plc Shares ("The Matching Action").**

  BHP Billiton Plc Shareholders will not be entitled to BHP Steel Shares but will instead receive an entitlement to a bonus issue of BHP Billiton Plc Shares one week after the BHP Steel Shares are listed on the ASX. The exact number of bonus shares to be issued to BHP Billiton Plc Shareholders will be determined having regard to:

  - The value of the BHP Steel Shares transferred to BHP Billiton Limited Shareholders;

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[1] Certain Fully Paid BHP Billiton Limited Shareholders will have their share entitlements sold on their behalf. (Refer Section 1.3 of the attached report).

- The percentage interest of BHP Billiton Plc Shareholders in the DLC Structure relative to the percentage interest of BHP Billiton Limited Shareholders; and
- The price of BHP Billiton Plc Shares[2]

- **Reduction in the market capitalisation of BHP Billiton.**

The price of BHP Billiton Shares may fall on 2 July 2002, when the BHP Billiton Limited Shares trade ex the right to receive BHP Steel Shares and on 22 July 2002 when BHP Billiton Plc Shares trade ex the Bonus Issue of BHP Billiton Plc Shares under the Matching Action. If the Steel Demerger Proposal proves to be economically neutral, any reduction in the share price of either BHP Billiton Limited or BHP Billiton Plc should be respectively offset by the value of the BHP Steel Shares allocated to BHP Billiton Limited Shareholders or the issue of bonus shares to BHP Billiton Plc Shareholders.

3. Shareholder approval

The Steel Demerger Proposal is conditional upon the approval of:

- Fully Paid BHP Billiton Limited Shareholders;
- Partly Paid BHP Billiton Limited Shareholders; and
- BHP Billiton Plc Shareholders.

Each of the three groups of BHP Billiton Shareholders will be voting separately.

4. Purpose of the independent expert report

BHP Billiton has requested Ernst & Young Corporate Finance Pty Ltd ("Ernst & Young Corporate Finance") to prepare an independent expert report for BHP Billiton Limited Shareholders as to whether or not the Steel Demerger Proposal, (including the Matching Action):

- Is in the best interests of Fully Paid BHP Billiton Limited Shareholders.
- Is in the best interests of Partly Paid BHP Billiton Limited Shareholders.
- Would materially prejudice BHP Billiton's creditors.

Ernst & Young Corporate Finance has prepared the attached report for BHP Billiton Limited Shareholders. Ernst & Young Corporate Finance has not been asked to nor does it express any opinion as to whether the Steel Demerger Proposal is in the best interests of BHP Billiton Plc Shareholders.

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[2] The BHP Billiton Plc Shares will trade cum the entitlement to bonus shares until 19 July 2002. The price of BHP Billiton Plc Shares for the Matching Action will be determined in the five days up to an including 19 July 2002. Accordingly, the price of BHP Billiton Plc Shares traded on the London Stock Exchange will be adjusted to determine a theoretical ex bonus price. The bonus issue is to compensate BHP Billiton Plc Shareholders for the value, per BHP Billiton Limited Share, of BHP Steel Shares allocated to Fully Paid BHP Limited Shareholders. Accordingly, it is this value, which is deducted from the BHP Billiton Plc share price to determine the theoretical ex bonus price.

5. Opinions

For the reasons set out in the attached report and in particular Sections 10 to 13, Ernst & Young Corporate Finance has concluded that the Steel Demerger Proposal (including the Matching Action):

- **Is in the best interests of Fully Paid BHP Billiton Limited Shareholders.**
- **Is in the best interests of Partly Paid BHP Billiton Limited Shareholders.**
- **Does not materially prejudice BHP Billiton's creditors.**

In forming its opinions, Ernst & Young Corporate Finance notes that:

- The benefits of demergers may only emerge over time whereas the disadvantages, including additional costs for BHP Steel may be quantifiable in the short term; and
- Research into the effectiveness of demergers, particularly in the United States suggests that demergers can increase shareholder wealth. In view of the limited number of demergers involving major public companies that have occurred in Australia, the success or otherwise of demergers in Australia has yet to be demonstrated.

6. Other matters

Ernst & Young Corporate Finance has formed its opinions on the Steel Demerger Proposal based on the circumstances prevailing at the date of this letter.

In preparing its report for BHP Billiton Limited Shareholders, Ernst & Young Corporate Finance has conducted its work in accordance with the guidelines and practices for the preparation of independent expert reports in Australia. The report has not been prepared in accordance with guidelines or standards, which may be applicable for reports of this nature in the United Kingdom or in any other jurisdiction.

Accordingly, this report should not be relied upon as if it had been prepared in accordance with guidelines and standards applicable outside of Australia.

The opinions outlined above should not be construed as a recommendation to individual shareholders to vote in favour or against the resolutions for the Steel Demerger Proposal. The decision of BHP Billiton Limited Shareholders whether or not to support the Steel Demerger Proposal may be influenced by their particular circumstances, such as the taxation implications of the demerger. Shareholders who are in doubt as to the merits of the Steel Demerger Proposal should consult their own professional adviser.
The full report, which is attached, should be read in conjunction with this letter.

Yours faithfully,

Peter T Kempen	John Hope
Director	Director
Ernst & Young Corporate Finance	Ernst & Young Corporate Finance

MAY 2002

BHP Billiton Limited

Independent Expert Report in relation to the proposed demerger of BHP Steel Limited

Ernst & Young Corporate Finance Pty Limited

Contents

1 The Steel Demerger Proposal

1.1 Background to the Steel Demerger Proposal

On 29 June 2001, BHP Ltd and Billiton Plc merged to form a Dual Listed Company Structure ("the DLC Structure" or "BHP Billiton"). The DLC Structure comprises BHP Billiton Limited and BHP Billiton Plc.

At the time, BHP Billiton Limited (then BHP Ltd) flagged the intention of BHP Billiton to:

- Demerge the steel flat and coated steel products businesses so that it could focus on the growth of the mineral and petroleum businesses;
- Distribute shares in BHP Steel Limited ("BHP Steel")[1] to BHP Billiton Limited Shareholders; and
- Compensate BHP Billiton Plc Shareholders for the economic value of shares in BHP Steel ("BHP Steel Shares") distributed to BHP Billiton Limited Shareholders.

A demerger (also commonly referred to as a spin-out) is a pro-rata distribution of shares in a subsidiary company to the shareholders of the parent company. BHP Billiton Limited is proposing to demerge BHP Steel by transferring 94% of the BHP Steel Shares to BHP Billiton Limited Shareholders. BHP Billiton Limited will retain the remaining 6% of the shares, which it proposes to sell, prior to the listing of BHP Steel on the Australian Stock Exchange ("the ASX").

1.2 The Steel Demerger Process

1.2.1 Steps in the demerger process

The Steel Demerger[2] involves:

- **"The Capital Reduction"** BHP Billiton Limited undertaking a capital reduction of approximately A$2.57 billion or A$0.69 per BHP Billiton Limited share ("the Reduction Amount"). The Reduction Amount of A$0.69 per BHP Billiton Limited Share is equal

[1] BHP Steel has been created following a restructure within BHP Billiton Limited. Aspects of the restructure that have occurred or will occur are set out in Part 8.14.1 of the Scheme Booklet.

[2] For the purpose of the resolutions to be considered by BHP Billiton Limited Shareholders, the Steel Demerger Proposal includes the Capital Reduction, the Scheme and the Matching Action but not the Sale Facility and the Offer (comprising the Retail Offer and the Institutional Offer). In evaluating the Matching Action, Ernst & Young Corporate Finance has considered the impact of the Sale Facility and the Offer, which it believes are important elements in the Steel Demerger Proposal. (Part 3.2 of the Scheme Booklet sets out the outcome for Fully Paid BHP Steel Shareholders if the Steel Demerger proceeded but the Sale Facility did not proceed.) Although the demerger is not conditional on the implementation of the Sale Facility and the Offer, BHP Billiton Limited has advised Ernst & Young Corporate Finance that the Sale Facility and Offer will proceed in the absence of a major market shock.

to 94% of the fair value of BHP Steel's net assets, divided by the forecast number of BHP Billiton Limited Shares on issue as at 5 July 2002[3].

- **"The Scheme of Arrangement or Scheme"** A scheme of arrangement, whereby the proceeds of the Reduction Amount of A$0.69 per BHP Billiton Limited Share are compulsorily applied on behalf of:
  - Fully Paid BHP Billiton Limited Shareholders for the subscription of shares in BHP Steel for A$3.45 per share, on the basis of an offer of one BHP Steel Share for every five BHP Billiton Limited Shares.
  - Partly Paid BHP Billiton Limited Shareholders to reduce the amount unpaid on their BHP Billiton Limited Shares, by A$0.69 per share.
- **"The Sale Facility"** A sale facility, pursuant to which, prior to the listing of BHP Steel on the ASX:
  - BHP Billiton Limited proposes to dispose of the 6% holding in BHP Steel which it has not distributed to BHP Billiton Limited Shareholders;
  - BHP Steel Share entitlements of BHP Billiton Limited Shareholders resident in certain overseas jurisdictions ("Ineligible Overseas Shareholders") are able to be offered for sale;
  - Fully Paid BHP Billiton Limited Shareholders ("Selling Shareholders") are able to sell some or all of the their BHP Steel Shares to which they are entitled under the Steel Demerger Proposal.

  BHP Billiton Limited reserves the right not to sell some or all of the BHP Steel Shares offered for sale under the Sale Facility, even if there are available offers to purchase at the Final Price (refer below). BHP Billiton Limited will give priority to the sale of its 6% interest in BHP Steel under the Sale Facility. If the Sale Facility proceeds but some or all of the BHP Steel Shares of Selling Shareholders are not sold, then the Selling Shareholders will receive the remaining BHP Steel Shares to which they are entitled under the Scheme.
- **"The Retail Offer"** An offer of BHP Steel Shares to retail investors resident in Australia and New Zealand (including existing BHP Billiton Limited Shareholders).
- **"The Institutional Offer"** An offer to Australian institutional investors, participating members of the ASX and eligible international institutional investors, to apply to buy BHP Steel Shares prior to listing, using a bookbuild process ("the Bookbuild"). (Institutional shareholders selling their BHP Steel Share entitlements under the Sale Facility will sell the entitlements into the Bookbuild and therefore be able to nominate the price at which the share entitlements are offered for sale).
- **"The Final Price"** Determination of a price of BHP Steel Shares by BHP Billiton Limited, in consultation with the Joint Global Co-ordinators for all shares sold under the

[3] The 5 July 2002 is the record date for determining entitlements to BHP Steel Shares.

Sale Facility. The Final Price will be determined having regard to a range of factors including:

- The level of demand at various prices at which institutions bid for BHP Steel Shares under the Institutional Offer;
- The level of demand for BHP Steel Shares under the Retail Offer;
- The level of supply from Fully Paid BHP Billiton Limited Shareholders using the Sale Facility;
- An objective for an orderly secondary market for BHP Steel Shares;
- The level of supply at various prices at which institutions tender their BHP Steel Shares under the Sale Facility at the close of the Bookbuild; and
- The objective of getting the best price for BHP Steel Shares reasonably obtainable for the benefit of Fully Paid BHP Billiton Limited Shareholders selling under the Sale Facility, it being recognised that this will be assisted if investors have an expectation that there will be an orderly secondary market for BHP Steel Shares.

Having regard to each of the above factors, the Final Price may be set above, within or below the Indicative Price Range of A$2.60 to A$3.30 included in Part 3.2 of the Scheme Booklet. The Indicative Price Range has been determined by BHP Billiton after consultation with the Joint Global Coordinators and is based partly on preliminary indications from potential investors, which may bid for BHP Steel Shares under the Bookbuild.

- **Listing BHP Steel on the ASX on 15 July 2002** ("the Listing Date").
- **"The Matching Action"** A matching action whereby BHP Billiton Plc Shareholders will receive compensation, by way of a bonus issue ("the Bonus Issue") of BHP Billiton Plc Shares to match their interest in value of BHP Steel Shares allocated to Fully Paid BHP Billiton Limited Shareholders.

1.2.2 Shareholder approval

The Steel Demerger Proposal is conditional upon the approval of:

- Fully Paid BHP Billiton Limited Shareholders;
- Partly Paid BHP Billiton Limited Shareholders; and
- BHP Billiton Plc Shareholders.

Each of the three groups of BHP Billiton Shareholders will be voting separately.

Given that BHP Billiton will implement the Matching Action, there is no requirement under the DLC Structure, for BHP Billiton Plc Shareholders to separately approve the Steel Demerger Proposal. However, BHP Billiton has determined that the Steel Demerger Proposal is to be made conditional upon the approval of BHP Billiton Plc Shareholders.

Similarly, there is no requirement that BHP Billiton Limited Shareholders approve the issue of the bonus shares to BHP Billiton Plc Shareholders under the Matching Action. However,

BHP Billiton has determined that the Bonus Issue is to be made conditional upon the approval of BHP Billiton Limited Shareholders by ordinary resolution ("the Bonus Issue Resolution").

1.3 Position of certain categories of BHP Billiton Limited security holders

1.3.1 Overview

Partly Paid BHP Billiton Limited Shareholders will not be offered shares in BHP Steel but instead the amount owing on their shares will be reduced by the Reduction Amount of A$0.69 per Partly Paid BHP Billiton Limited Share.

Some overseas BHP Billiton Limited Shareholders will not receive BHP Steel Shares or may be prevented from selling their entitlements to BHP Steel Shares under the Sale Facility, due to the laws of the jurisdiction in which they live. ADR[4] holders will be required to make a positive election to receive BHP Steel Shares.

All BHP Billiton Limited Shareholders are able to vote in respect of the Scheme, even if they are not to be offered shares in BHP Steel.

The Steel Demerger Proposal also impacts other BHP Billiton Limited security holders who do not hold voting rights. The position of certain categories of security holders under the Steel Demerger is summarised below.

1.3.2 Partly Paid BHP Billiton Limited Shareholders

Security holder	Treatment under the Steel Demerger Proposal
Partly Paid BHP Billiton Limited Shareholders	Partly Paid BHP Billiton Limited Shareholders will not be offered BHP Steel Shares. Under the terms of issue for the Partly Paid BHP Billiton Limited Shares, BHP Billiton Limited will: ▪ Make an interim call equal to the Reduction Amount; and ▪ Require the Partly Paid BHP Billiton Limited Shareholders to apply the Reduction Amount to pay the call.

1.3.3 Fully Paid BHP Billiton Limited Shareholders

Security holder	Treatment under the Steel Demerger Proposal
Ineligible Overseas Shareholders	▪ BHP Steel Share entitlements will be sold under the Sale Facility (or on the ASX after BHP Steel is listed, if the Sale Facility is not implemented); ▪ Ineligible Overseas Shareholders will receive the proceeds of the sale; and ▪ Ineligible Overseas Shareholders will not be in a position to apply for additional shares under the Offer (unless they are an Institutional Qualifying Shareholder).
BHP Billiton Limited's ADR holders	▪ The holders of ADRs issued by BHP Billiton Limited are entitled to receive BHP Steel Shares, provided they notify JP Morgan Chase Bank ("the Depository"); or ▪ Their shares will be sold by the Depository under the Sale Facility or on the ASX after BHP Steel is listed and the proceeds remitted to them.

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[4] American Depository Receipts

Security holder	Treatment under the Steel Demerger Proposal
Non Eligible Shareholders	▪ Certain overseas shareholders, defined as Non Eligible Shareholders (refer to the Scheme Booklet glossary) will receive BHP Steel Shares but will not be able to sell them under the Sale Facility.

1.3.4 Other BHP Billiton Limited Security holders

Security holder	Treatment under the Steel Demerger Proposal
BHP Billiton Limited's option holders	▪ The exercise price for each BHP Billiton Limited Option issued since the formation of the DLC Structure will be reduced by the Reduction Amount of A$0.69. The impact of the Steel Demerger on options issued prior to the establishment of the DLC Structure is more complex and details are set out in Part 3.7 of the Scheme Booklet. Optionholders who cease to be employed by BHP Billiton Limited as a consequence of the Steel Demerger will be given the opportunity to exercise their options.
Holders of Performance Rights	▪ The number of BHP Billiton Limited Shares which result from the exercise of performance rights issued after the establishment of the DLC Structure and which have not been exercised, will be increased to reflect the impact of the capital reduction per share with reference to the Reduction Amount and the Volume Weighted Average Price ("VWAP") of BHP Billiton Limited Shares during the first five trading days after the BHP Billiton Limited Shares are quoted ex the Capital Reduction. The holders of performance rights who cease to be employed by BHP Billiton Limited as a consequence of the Steel Demerger will be given the opportunity to exercise their rights. The position for the holders of Performance Rights issued prior to the establishment of the DLC Structure is more complex. Details are set out in Part 3.8 of the Scheme Booklet.

2 Scope of the report

2.1 Purpose of the report

2.1.1 Fully Paid BHP Billiton Limited Shareholders

2.1.1.1 No regulatory requirement for an independent expert report

The Steel Demerger Proposal involves:

- A capital reduction under Section 256B of the Corporations Act;
- A members' scheme of arrangement under Section 411 of the Corporations Act; and
- The Bonus Issue under the Matching Action.

There is no requirement under the Corporations Act, the Corporations Regulations, ASX Listing Rules or the DLC Structure for an independent expert report to be included in the Scheme Booklet. Nevertheless, companies undertaking a scheme of arrangement in Australia typically seek a report from an independent expert.

2.1.1.2 Form of opinion

In certain circumstances, which are not applicable to the Steel Demerger Proposal, the Corporations Regulations do require a company to provide shareholders with an independent expert report on a scheme of arrangement. Where a report is required by the Corporations Regulations, the expert must state whether in his or her opinion a proposed scheme is in the best interests of members of the company and setting out the reasons for that opinion.

The Scheme of Arrangement requires the approval of BHP Billiton Limited Shareholders. Implementation of the Scheme is also conditional on BHP Billiton Limited Shareholders approving other key elements of the Steel Demerger Proposal, namely the Capital Reduction and the Bonus Issue to BHP Billiton Plc Shareholders under the Matching Action.

In view of the above, BHP Billiton has requested Ernst & Young Corporate Finance Pty Ltd ("Ernst & Young Corporate Finance") to prepare an independent expert report for Fully Paid BHP Billiton Limited Shareholders as to whether the Steel Demerger Proposal, including the Bonus Issue under the Matching Action is in their best interests.

2.1.2 Partly Paid BHP Billiton Limited Shareholders

As noted in Section 1.3, Partly Paid BHP Billiton Limited Shareholders will not be offered shares in BHP Steel. Instead the Reduction Amount of A$0.69 will be applied to meet an interim call on the Partly Paid BHP Billiton Limited Shares of an equivalent amount. As the effect of the Scheme will be different for Partly Paid BHP Billiton Shareholders, they will vote as a separate class at their own Scheme meeting.

Accordingly, BHP Billiton has requested Ernst & Young Corporate Finance to provide an opinion for Partly Paid BHP Billiton Limited Shareholders as to whether the Steel Demerger Proposal is in their best interests.

2.1.3 Whether the Steel Demerger will materially prejudice BHP Billiton's creditors

In accordance with the practice adopted for other demerger proposals in Australia, the Directors of BHP Billiton have also requested Ernst & Young Corporate Finance to provide an opinion as to whether the Steel Demerger Proposal will materially prejudice BHP Billiton's creditors.

2.2 Basis of evaluation

2.2.1 Fully Paid BHP Billiton Limited Shareholders

2.2.1.1 Meaning of "Best interests"

The Corporations Regulations do not define the meaning of the phrase "best interests of shareholders" in the context of an expert's opinion on the merits of a scheme of arrangement.

Members' schemes of arrangement encompass a wide range of transactions, including those, which are analogous to takeovers. Where a scheme is analogous to a takeover, an expert will compare the offer price with the value of the security to be acquired, in determining whether the scheme is in the best interests of shareholders.

In most other circumstances, an expert will weigh up the advantages and disadvantages of a scheme in arriving at an overall view as to whether shareholders are likely to be better off if the scheme is implemented. As part of this evaluation, the expert will also consider alternatives to a proposed scheme. This approach is consistent with some of the disclosure requirements contained in Policy Statement 142 "Schemes of arrangement and ASIC review" issued by the Australian Securities and Investments Commission ("ASIC").

The Steel Demerger Proposal, (including the Scheme) is not comparable to a takeover. Accordingly, in determining whether the proposal is in the best interests of Fully Paid BHP Billiton Limited Shareholders, Ernst & Young Corporate Finance has weighed up the advantages and disadvantages of the proposal in arriving at an overall view as to whether Fully Paid BHP Billiton Limited Shareholders are likely to be better off if the Steel Demerger Proposal is implemented.

2.2.1.2 Issues considered

The Steel Demerger Proposal is not a pure demerger. In a pure demerger, a holding company distributes 100% of the shares in a subsidiary to the holding company's shareholders. Accordingly, shareholders retain the same economic interest, but hold shares in two entities, in place of holding shares in a single holding company. A pure demerger is economically neutral, except to the extent that the demerger process itself has an impact on value.

The Steel Demerger Proposal differs from a pure demerger in two key respects:

- **The Matching Action** Under the DLC Structure, BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders have an economic interest in BHP Billiton (comprising BHP Billiton Limited and BHP Billiton Plc). The holder of a BHP Billiton Limited Share has dividend, capital and voting rights, which are equal to the rights enjoyed by the holder of a BHP Billiton Plc Share. Under the Steel Demerger Proposal, BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders will be treated differently. BHP Billiton Limited Shareholders will receive shares in BHP Steel. BHP Billiton Plc Shareholders will not receive BHP Steel Shares but will instead receive additional shares in BHP Billiton Plc under the Matching Action, thereby increasing their aggregate percentage interest in BHP Billiton.
- **The retention of BHP Shares for sale** BHP Billiton Limited will not distribute 100% of the shares in BHP Steel to Fully Paid BHP Billiton Limited Shareholders but will instead retain 6% of BHP Steel Shares to offer to retail and institutional investors prior to the listing of BHP Steel. The decision of BHP Billiton Limited to retain 6% of the BHP Steel Shares with the intention of disposing of all of those shares prior to the demerger is a key aspect of the marketing of BHP Steel Shares prior to any listing of BHP Steel.

These two aspects of the Steel Demerger Proposal, in addition to the demerger process itself, have the potential to impact the economic interests of Fully Paid BHP Billiton Limited Shareholders.

Accordingly, in assessing whether the Steel Demerger Proposal is in the best interests of Fully Paid BHP Billiton Limited Shareholders, Ernst & Young Corporate Finance has had regard to:

- The rationale for demergers and the experience of demergers in Australia and overseas;
- BHP Steel as a stand-alone entity;
- The impact of the Steel Demerger Proposal on BHP Billiton;

- The marketing of BHP Steel Shares (including an evaluation of the decision of BHP Billiton to retain 6% of BHP Steel's Shares);
- The Matching Action;
- Taxation implications;
- Alternatives to the Steel Demerger Proposal; and
- The advantages and disadvantages of the Steel Demerger Proposal.

2.2.2 Partly Paid BHP Billiton Limited Shareholders

As the effect of the Scheme will be different for Partly Paid BHP Billiton Shareholders, they will vote as a separate class, with their own Scheme meeting.

In assessing the Steel Demerger Proposal from the perspective of the Partly Paid BHP Billiton Limited Shareholders, Ernst & Young Corporate Finance has primarily considered:

- Whether a reduction of A$3.45 on the amount unpaid on five Partly Paid BHP Billiton Limited Shares is a fair alternative to being offered one BHP Steel Share; and
- Even if the reduction of A$3.45 is not a fair alternative, whether the Steel Demerger Proposal is still in the best interests of the Partly Paid BHP Billiton Limited Shareholders.

2.2.3 BHP Billiton's creditors

The Steel Demerger Proposal involves the Capital Reduction by BHP Billiton Limited of an amount equal to the fair value of the BHP Steel Shares transferred to BHP Billiton Limited Shareholders. (The fair value has been determined by BHP Billiton Limited with reference to the book value of BHP Steel's net assets.)

Pursuant to Section 256B of the Corporations Act, a company may reduce its share capital if the reduction:

- Is fair and reasonable to the company's shareholders as a whole;
- Does not materially prejudice the company's ability to pay its creditors; and
- Is approved by shareholders.

There is no requirement for a company to obtain an opinion from an independent expert as to whether a capital reduction materially prejudices a company's ability to pay its creditors.

However, in recent years where demergers have occurred in Australia an expert has provided an opinion as to whether the demerger proposal is likely to materially prejudice a company's creditors.

Under the DLC Structure, BHP Billiton Limited and BHP Billiton Plc have, subject to certain exceptions, guaranteed the contractual obligations of the other. Accordingly, Ernst & Young Corporate Finance has considered whether the Steel Demerger Proposal, involving a capital reduction, will materially prejudice the creditors of BHP Billiton (comprising BHP Billiton

Limited and BHP Billiton Plc.) Ernst & Young Corporate Finance has also considered the position of BHP Steel's creditors.

In considering this issue, Ernst & Young Corporate Finance has considered a range of factors including:

- The possible impact of the Steel Demerger on BHP Billiton's credit rating;
- The interest cover and gearing ratios of BHP Billiton, assuming the demerger had occurred; and
- The interest cover and gearing ratios of BHP Steel assuming the demerger had occurred.

3 Demergers

3.1 What is a demerger?

A demerger involves a pro-rata distribution of shares of a wholly owned subsidiary to the shareholders of the parent company. The demerger creates an entity that trades independently of its former parent.[5] A demerger is also referred to as a spin–out.

A pure demerger entails 100% of the shares in the subsidiary company being distributed to shareholders of the parent company. The distribution follows a reduction in capital by the parent company. No cash payment is required from the shareholders, who exchange an indirect equity interest for direct ownership in the subsidiary. Demergers can also involve a distribution of the majority of the shares in a company, coupled with the retention for sale of a minority percentage of the shares. The Steel Demerger Proposal entails the distribution of 94% of BHP Steel Shares to BHP Billiton Limited Shareholders and the retention for sale of the remaining 6% of BHP Steel Shares by BHP Billiton.

A demerger is to be distinguished from:

- A **divestment,** where a company divests itself of a business or entity for cash or other consideration. A divestment involving the sale or issue of shares as part of an initial public offering ("a divestment IPO") is comparable to a demerger, in that the shares, which are sold or issued under an IPO, are also widely distributed and the IPO vehicle achieves independence from the former parent company.
- A **carve-out,** where the parent company sells or issues a minority equity interest through an IPO in a subsidiary for cash. There is no capital reduction. Whilst a carve-out can deliver some of the benefits of a demerger or divestment IPO, other benefits can be foregone or compromised, as the subsidiary has not obtained independence from the parent company.

Demergers, divestment IPO's and carve-outs typically occur when the parent company identifies that the subsidiary no longer constitutes an appropriate "fit" and there is a need to disaggregate the subsidiary. Parent companies embarking on a demerger, divestment IPO or

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[5] H. Desai, P.C Jain, "Firm Performance and Focus: Long-Run Stock Market Performance Following Spin-Offs", *Journal of Financial Economics,* Vol.54, (1999) p.78.

carve-out would typically not be seeking a premium for the transfer of control of the subsidiary.

3.2 Why companies demerge

The key issue to be considered in evaluating the desirability of a demerger is whether the parent has ceased to be the natural owner of the business and is therefore no longer in the best position to create value through its skills, systems, and synergies.[6]

Affirmative answers to the following questions might indicate a need for a demerger:

- Do the parent and subsidiary operate in different industries?
- Is the subsidiary undervalued by the market by being wholly owned?
- Is management unable to dedicate sufficient time to the determination and delivery of strategy for the subsidiary?
- Do the strategic interests of the parent and subsidiary conflict, for example, over regulatory or other issues?
- Are the capital generation, investment and gearing requirements of the two companies conflicting?
- Is the subsidiary growing much faster or more slowly than its parent?
- Are high performing executives in the subsidiary, being lost to smaller competitors or is there a risk of this happening?
- Has the subsidiary ceased to represent a strategic fit? Are there insufficient synergies/linkages between the parent and subsidiary to justify continued common ownership?

3.3 Characteristics of successful demergers

3.3.1 Key outcome – creation of value for shareholders

The key outcome of a successful demerger is the creation of value for shareholders by unlocking the value of a subsidiary and potentially the parent company. A successful demerger entails the establishment of two viable entities that can succeed on their own. An increase in shareholder value may flow from:

- Organisational changes, such as improved focus, more investment, effective management incentives, more effective communication with the market; and/or
- Corporate control activity,[7] recognising that "pure plays" are likely to be more attractive as takeover targets than diversified companies.

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[6] Patricia L. Anslinger, Steve J. Klepper and Somu Subramaniam, "Breaking Up Is Good To Do", McKinsey Quarterley 1999, No.1, p.25.

3.3.2 Focus

Studies have suggested that demergers are more likely to create shareholder value where they involve a group, which operates in more than one industry.[8] The board and management of a diversified company may find it difficult to maximise shareholder value given the need to address the opportunities and challenges in more than one industry. In a diversified company, there is more likely to be a lack of a strategic fit or synergy between the parent and the subsidiary.

However, diversification can have benefits. For example diversification can reduce risk within a company because of the existence of more diverse revenue streams. In a small market such as Australia's, diversification can provide greater opportunities for growth. A well-managed diversified company focussed on creating shareholder wealth may still outperform a single focus company.[9] Nevertheless, demergers can be attractive even to diversified companies which seek to maintain some of the benefits of diversification, but simultaneously are looking to narrow their focus.

Accordingly, a significant driver for demergers is the prospect that both the parent and the subsidiary will benefit from focussing on their core operations. Following a demerger, companies are frequently better placed to operate, invest and fund themselves and to reach a level of growth more characteristic of a particular industry.

3.3.3 Investor choice

By demerging non – core businesses, companies are transferring the decision whether or not to maintain an investment in a demerged entity to their shareholders.

A core risk reduction strategy for investors is to own a portfolio of assets in key asset classes and over a range of industries. A demerger, involving an existing diversified company, increases investor choice and clarifies investment options. Investors are able to more readily adjust their portfolio weightings in specific industries.

Demerged entities may become attractive to investors who are not currently shareholders in the diversified group. The task for demerged entities in attracting investor support also becomes simpler. The demerged entities are no longer presented with the challenge of attracting two types of investor with different risks and reward profiles. Additional investor interest would tend to enhance the market price of securities.

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[7] Patrick J. Cusatis, James A. Miles and J Randall Woolridge, "Restructuring through spinoffs", *Journal of Financial Economics*, Vol. 33, (1993), p.294.

[8] Focus increasing demergers show statistically significant abnormal positive returns over a three year period. Non-focussing increasing spin outs show negative abnormal returns but these are not statistically significant – as found by Desai & Jain, op.cit., p.88.

[9] "Creating Value in Diversity", Boston Consulting Group, (1997) p.12.

3.3.4 Creating additional investor interest

Where a subsidiary and/or parent company is better able to explain its operating efficiency and prospects as a separately listed entity, then the value of the individual parts may be greater than the whole of an existing group of companies.

As a stand- alone listed entity, a company will generally provide the market with greater information about its performance and prospects than if it had remained as part of a diversified group. Furthermore, analysts with a specific industry focus are also likely to be better able to accurately review a single industry company, be it the subsidiary or the parent company, than companies with operations across a number of different industries. The availability of additional information, coupled with an increase in the accuracy with which the information is analysed, has the potential to lead to a re-rating by the market.

The possibility of a market re-rating is a compelling reason for proceeding with a demerger over other forms of divestment. A demerger, which unlocks value, will benefit existing shareholders.

3.3.5 Strategic flexibility

Demerged entities are able to access capital markets directly, instead of competing for capital with other divisions of the group with different risk and return profiles. Furthermore, the cost of capital for each entity is more readily determined by the market after a demerger.

Listed demerged entities are also able to offer their scrip as consideration for acquisitions.

Higher levels of investment may represent one of the factors in unlocking value for shareholders.

3.3.6 Incentives for management and greater accountability

Demergers also hold out the prospect of improvements in operating performance driven by incentives for management and greater accountability.

A demerged entity with a single industry focus may be more attractive to management with experience in that industry.

Management actions of the demerged entity are likely to have a direct impact on the company's share price. Demerged entities are therefore able to provide effective equity based incentives for improved operating performance.

The existence of external directors in the demerged entity can improve internal governance and control mechanisms thereby increasing the level/sense of accountability by management.

3.3.7 Corporate control – takeovers of demerged entities

Demergers can increase the prospect of a takeover because demergers isolate individual divisions, and create pure plays, which are attractive to bidders. This in turn allows shareholders to benefit from the higher prices typically paid by a company seeking to gain control of a takeover target. Overseas research suggests that demerged entities and their parent entities experience significantly more takeovers than control groups of similar firms.[10] Takeover premiums by bidders operating in the same industry can reflect synergies, which might not have been available to the former parent of the demerged entity.

3.3.8 Other characteristics of successful demergers

Other characteristics of successful demergers include:

- The use of a sale of a proportion of the demerged entity's capital in conjunction with a demerger, as a means of obtaining more coverage from analysts in the initial phase of the demerger; and
- The demerged subsidiary having a level of gearing, which facilitates investment.

3.4 Factors which may adversely impact the success of a demerger

The key outcome of a successful demerger is the creation of value for shareholders by unlocking the value of a subsidiary and potentially the parent company.

Neither mergers nor demergers necessarily create shareholder value. The benefits and the success of a merger are generally more easily quantified in the short to medium term. In the short term, demergers generally involve the additional costs of establishing the demerged company as a stand-alone entity and the loss of at least some synergies and the benefits of being part of a diversified company.

Factors, which may adversely impact on the success of a demerger, include:

- The loss of significant synergies;
- A failure to establish the demerged company as a viable stand alone entity;
- Loss of the benefits of being a diversified company, including greater vulnerability to adverse market conditions;
- An inappropriate capital structure – leading to under investment (i.e. debt levels inappropriate having regard to the additional risks of operating as a stand alone entity);
- Inexperience in operating in a listed company environment;
- A failure to attract new investors to replace shareholders who have no interest in maintaining an investment in the demerged entity; and
- The demerger not being carried out to increase focus but for other extraneous reasons.

3.5 Measuring the effectiveness of demergers

As noted above, the increase in shareholder value from a demerger may flow from:

- Organisational changes, such as improved focus, more investment and more effective management incentives; and

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[10] Cusatis, Miles & Woolridge, op.cit., p.294.

- Corporate control activity[11], recognising that "pure plays" are likely to be more attractive as takeover targets than diversified companies.

Accordingly, the success or otherwise of a demerger may only become apparent over time.

There have been a significant number of demergers in the United States, which has facilitated research into their effectiveness.

Measures that have been used in the United States have included:

- Event studies, including:
  - The impact on the share price of the parent entity following the announcement of the demerger. The research on large restructurings indicates that a parent company' share price rises approximately 2 – 3% on the announcement of a demerger[12];
  - The market capitalisation and the notional market capitalisation of the parent and subsidiary, pre and post demerger, respectively. The research shows that of a sample of over 155 parent companies and 162 demerged entities, there was an increase in the mean market capitalisation of 7% when comparing the market capitalisation one month prior to the announcement of the demerger with the combined market capitalisation, one month after the demerger.[13]
- Investment performance over a two to three year period following a demerger. Research indicates that demerger may produce superior long-term performance for both demerged entities and their parents, (particularly as these entities were more likely to be involved in takeovers) than their control groups of comparable firms.[14]

Other empirical studies have sought to:

- Compare the performance of focus increasing demergers with non- focus increasing demergers[15]; and
- Demonstrate that companies engaging in demergers have higher levels of information asymmetry compared to their industry and sized matched counterparts and the extent of the gains of a demerger correlate to the extent of the information asymmetry prior to the demerger.[16]

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[11] ibid.

[12] McKinsey Quarterly 1999, op.cit.

[13] Desai & Jain, op.cit., p.82.

[14] Cusatis, Miles & Woolridge, op.cit., p.309.

[15] Desai & Jain, op.cit.

[16] Sudha Krishnaswami & Venkat Subramaniam, "Information asymmetry, valuation, and the corporate spin-off decision", *Journal of Financial Economics*, Vol. 53, 1999, p.73.

3.6 Experience of Demergers in Australia

3.6.1 Overview

Set out below is a list of major Australian companies that have demerged (or announced their intention to demerge) a part of their operations, since 1998.

Year	Parent	Demerged business
1998	Coca Cola Amatil Limited	Coca Cola Beverages Plc[17]
2000	Boral Limited	Origin Energy Limited[18]
2000	Amcor Limited	PaperlinX Limited[19]
2000	BHP Limited	OneSteel Limited
2001	BHP Billiton Limited	BHP Steel Limited*
2001	WMC Limited	WMC Minerals*

**These demergers have been announced but are still subject to shareholder and other regulatory approvals.*

The number of demergers that have occurred in Australia, compared with countries such as the United States is limited. Accordingly, an analysis of the impact of demergers in Australia will not support any definitive conclusions about:

- The effectiveness of demergers in general; and
- Whether the Steel Demerger will be successful.

Nevertheless Ernst & Young Corporate Finance has considered the examples set out in the above table in order to illustrate some of the dynamics of demergers. Specifically Ernst & Young Corporate Finance has considered:

- The structure of the demergers; and
- The success or otherwise of the demerged entities, in particular OneSteel Limited ("OneSteel").

Our analysis of the structure of the demergers is relevant to our review of:

- The proposed marketing of BHP Steel Shares prior to listing (refer to Section 6 of this report); and
- The Matching Action (refer to Section 7 of this report).

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[17] Coca Cola Beverages was listed on the London Stock Exchange after being spun out of Coca Cola Amatil, which is listed on the ASX.

[18] In this transaction, Boral split into two companies of comparable size. The demerged entity took on the name of the old parent business "Boral", whilst the old parent company adopted the new name of "Origin". For the purposes of the analysis contained in this report, we have considered that the existing listed company (Origin) was effectively the demerged entity.

[19] In the Amcor /PaperlinX demerger, Amcor retained 18% of the PaperlinX shares for sale. In this respect, it is similar to the Steel Demerger Proposal, under which BHP Billiton will retain 6% of BHP Steel Shares for sale. In the other examples, all the shares in the demerged entities were distributed to the parent company's shareholders.

Our review of the performance of the demerged companies illustrates some of the immediate and longer-term consequences of demergers.

3.6.2 Structure of the demergers

3.6.2.1 Aspects of the Steel Demerger process

Key aspects of the Steel Demerger process are that:

- In order to create an "equity event"[20], 6% of the BHP Steel Shares will be retained by BHP Billiton Limited and these shares, together with other BHP Steel Share entitlements will be offered for sale under the Sale Facility, prior to the listing of BHP Steel;
- Forecasts for the 2002 and 2003 financial years have been included in the Scheme Booklet in order to facilitate the pricing of the BHP Steel Shares[21] and
- BHP Steel Shares will be extensively marketed prior to listing in order to establish BHP Steel's natural shareholding base and minimise share price volatility in the market after listing.

3.6.2.2 Comparison of the Steel Demerger process with other demergers

The table below sets out:

- The presence or absence of these aspects of the Steel Demerger process, in other demerger proposals;
- The percentage of shares traded in the first week after the listing of the demerged entity; and
- The price range in the first week of trading after listing.

Demerged entity	% of shares distributed	Forecasts provided	Equity marketing prior to listing[22]	% of shares traded in the first week	Price range in the first week
BHP Steel	94%	Yes	Yes	N/A*	N/A*
OneSteel	100%	No	No	28%	A$0.75 to A$1.09
Paperlinx	82%	Yes	Yes	14%	A$3.00 to A$3.36
Origin	100%	Yes	No	2%	A$1.12 to A$1.65

*Source – Bloomberg. *Not available*

[20] An equity event in this context means structuring the demerger so that it has some similarities, for example the Offer, with an initial public offering (for a limited number of shares), in generating investor interest. (Refer to Section 6.4.1 of this report.)

[21] BHP Billiton Limited Shareholders should have regard to the sensitivity of BHP Steel's forecasts to certain assumptions as set out in Part 5 of the Scheme Booklet.

[22] Equity marketing includes sale facilities, institutional bookbuilds and offers to the public to subscribe for shares.

The following comments are made in respect of the above data.

The OneSteel and PaperlinX examples are more comparable to BHP Steel

The OneSteel and PaperlinX demergers are more comparable with BHP Steel than the Origin and Coca Cola Beverages for the following reasons:

- OneSteel was demerged from BHP Limited (now BHP Billiton Limited), and therefore under the Steel Demerger process, BHP Steel Shares are likely to be distributed to a similar group of shareholders. Both OneSteel and BHP Steel operate in the same industry and accordingly the attitude of BHP Billiton Limited Shareholders to retaining or selling their shares in the two demerged entities may be similar.

  (One important point of difference is that BHP Steel is likely to have a significantly larger market capitalisation than OneSteel.)

- In the PaperlinX demerger, Amcor Limited retained 18% of the PaperlinX shares, which were then offered to investors by way of a retail offer and an institutional bookbuild. BHP Billiton Limited is retaining 6% of BHP Steel Shares, which will also be offered through a retail offer and an institutional Bookbuild.

  (The other demergers involved a distribution of 100% of the shares in the demerged entity to the shareholders of the "parent company".)

Volume of shares traded in the after market

There was a significant difference in the volume of shares traded in the aftermarket for OneSteel, as compared to PaperlinX, as follows:

- The volume of OneSteel shares traded in the first week of being listed was 28%. Furthermore, after three weeks approximately 48% of its shares had been traded. The absence of a sale facility, and a formal book build may have contributed to an overhang in the market, in addition to other factors such as its size relative to BHP Limited.

  (In the Coca Cola Beverages demerger there was also a significant volume of shares traded in the first week, notwithstanding the existence of a sale facility and a Bookbuild. However, in that instance, the level of trading may have reflected significant unsatisfied investor demand. On the first day of trading, 44% of the shares were sold at prices, which were at a premium to the price paid by institutions prior to the listing.[23])

- The volume of PaperlinX shares traded in the first five days was 14%, (approximately half that of OneSteel's level of trading). Furthermore, after three weeks trading, 19% of shares had been traded. The PaperlinX demerger involved a retail offer and an institutional bookbuild, which may have facilitated the transfer of shares to the natural shareholding base of PaperlinX, prior to its listing.

  (The PaperlinX demerger did not include a sale facility for Amcor shareholders to sell their PaperlinX entitlements. Accordingly, there may have still have been selling in the

[23] This percentage is sourced from Bloomberg. Other sources indicate the percentage may be less. Nevertheless, there was significant demand for the shares on listing.

aftermarket from Amcor investors who would have sold their shares prior to listing had there been a sale facility.)

Price

The price ranges in the first week of trading varied significantly in the above examples:

- OneSteel shares traded in a range of A$0.75 to A$1.09 in the first week, with a volume average weighted price of A$0.99. The absence of forecasts in the documentation provided to shareholders may have made it more difficult for investors to accurately price the OneSteel shares. The price range may have also reflected an overhang in the market.

  (The Origin demerger also experienced a wide trading range in the first week, notwithstanding the inclusion of forecasts. However, the Origin forecasts were only for a part of a financial year.)

- PaperlinX shares traded in a range of A$3.00 to A$3.36 in the first week, with a volume average weighted price of A$3.07. The narrower pricing range[24] may have reflected the inclusion of forecasts in the scheme documentation. The PaperlinX demerger provided forecasts for the year of the demerger and the following year. The narrower pricing range may also have reflected the equity marketing arrangements prior to listing.

  (BHP Steel has provided forecasts in the Scheme Booklet over a similar time frame to those contained in the PaperlinX booklet.)

Equity marketing

The equity marketing arrangements have varied:

- In the PaperlinX demerger, the PaperlinX shares retained by Amcor were sold pursuant to an institutional bookbuild and retail offer prior to the listing of PaperlinX. However, there was no sale facility for existing Amcor shareholders to sell their PaperlinX share entitlements prior to listing.

- The Coca Cola Beverages demerger included a clearing mechanism (analogous to a sale facility) and an institutional bookbuild. Being a 100% demerger, no shares were retained for sale prior to listing but shares did become available through the clearing mechanism. The supply of shares appears to have been insufficient to meet demand. [25]

3.6.2.3 Conclusion

The structure of the Steel Demerger process may assist in reducing some of the volatility associated with other demergers in that:

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[24] The difference between the high and low prices, as a percentage of the low price was 12%, as compared to 45% for OneSteel.

[25] The offer of shares prior to the listing was reported to have been 13 times oversubscribed.

- The Scheme Booklet includes forecasts for the current financial year and the 2003 financial year, thereby providing additional information for investors to price BHP Steel Shares.
- The equity marketing arrangements are more comprehensive than either the PaperlinX or Coca Cola Beverages demergers as the BHP Steel demerger involves:
  - Retention of BHP Steel Shares for sale prior to the BHP Steel's listing on the ASX;
  - The Sale Facility;
  - The Retail offer; and
  - The Institutional Offer incorporating the Bookbuild.

3.6.3 Longer term performance

Ernst & Young Corporate Finance has also reviewed the longer-term performance of the demerged companies as compared to peer group companies and/or relevant indices.

3.6.3.1 OneSteel

Set out below is a chart of OneSteel's performance since listing, benchmarked against Smorgon Steel Group Limited ("Smorgon Steel"), Simsmetal Limited and the All Industrials Index.



60%
40%
20%
0%
-20%
-40%
-60%
ASX ALL INDUSTRIALS INDEX
ONESTEEL
SIMSMETAL
SMORGON STEEL
23/10/2000
23/12/2000
23/02/2001
23/04/2001
23/06/2001
23/08/2001
23/10/2001
23/12/2001
23/02/2002

The chart above illustrates:

- A level of volatility in the OneSteel share price upon listing which may have reflected:
  - The time taken to establish a natural shareholding base in the absence of pre listing marketing arrangements;
  - Difficulties in pricing the OneSteel shares in the absence of forecasts;

- Perceived high gearing levels;
- Difficulties facing steel producers generally in that period; and
- Uncertainty as to OneSteel's ability to perform as a stand-alone entity.

- In the first year after OneSteel's listing, the share price performance of OneSteel and its competitors was depressed.
- More recent out performance of OneSteel when compared to its peers and the All Industrials Index can be attributed to:
  - Greater prospects for OneSteel's earning's growth as a result of business improvement initiatives and a general improvement in trading conditions;
  - OneSteel's results for the six months ended 31 December 2001, which exceeded analysts' forecasts and reflected the realisation of synergies associated with the integration of the Email business and reduced working capital levels; and
  - An equity placement in December 2001, albeit at a discount, for approximately 15% of the company's capital, the proceeds being used to retire debt and thereby reduce gearing from 40.6% to 35.4%[26].

Since the OneSteel demerger, BHP Billiton Limited has over most of the period outperformed the ASX 200 Index.

3.6.3.2 Other demergers

The performance of other demerged entities is briefly discussed below:

- After an initial period of under performing the ASX Paper and Packaging Index and the ASX 200 Index, PaperlinX has outperformed both indices since January 2001.
- Similarly, after an initial period of under performing the ASX All Industrial Index, Origin has since outperformed this index.
- Coca Cola Beverages initially outperformed FTSE 250 Index and FTSE 350 Beverages Indices but has since under performed the same indices.

The performance of the parent entities have followed a similar pattern:

- Amcor has generally outperformed both the ASX 200 Index and the ASX Paper and Packaging Index;
- Since June 2001, Boral has outperformed the All Industrials Index; and
- Coca Cola Amatil has underperformed the ASX 200 Index.

3.6.4 Conclusions

Whilst an analysis of the impact of demergers in Australia will not support any definitive conclusions about:

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[26] Based on pro-forma balance sheet as at 30 June 2001.

- The effectiveness of demergers in general; and
- Whether the BHP Steel demerger will be successful;

Ernst & Young Corporate Finance notes that the Steel Demerger process has been structured to facilitate the transition to BHP Steel's natural shareholding base and may overcome some of the perceived difficulties with earlier demergers. Ernst & Young Corporate Finance also notes that the most comparable example of a demerger, OneSteel, has begun to outperform its peer group companies after a period of underperformance following its listing on the ASX.

4 BHP Steel as a stand alone entity

4.1 Overview

Part 4 and Part 5 of the Scheme Booklet contain:

- A detailed overview of BHP Steel's business activities, Board and management; and
- Historical pro-forma and forecast financial information for BHP Steel.

Characteristics of successful demerged entities and factors, which may adversely impact the success of a demerger are set out in Sections 3.3 and 3.4, respectively of this report. Some of the strengths and risks for BHP Steel operating as a separately listed company are set out below.

4.2 Business operations

BHP Steel is the largest steel company in Australia and New Zealand supplying the construction, manufacturing, packaging and motor vehicle industries. BHP Steel also has an established presence in the Asian region, a joint venture in the United States and is a significant exporter to the US, Asia, Europe, the Middle East and the Pacific nations.

4.2.1 Strengths

Key features of BHP Steel's operations include:

Significant market share in Australia and New Zealand

BHP Steel supplies approximately 80% of flat steel to the Australian and New Zealand markets.

Coated Products Division

BHP Steel's steelworks at Port Kembla supplies slab and hot rolled coil for further processing to its other major operation, the Coated Products division, which is the market leader in Australia and New Zealand.

Low production costs

The Port Kembla steelworks ranks as a low cost steel producer, when compared to the world's major steel producers.

Strong cash flows

BHP Steel has generated strong operating cash flows over the last three financial years, notwithstanding that steel prices are at historically low levels.

Strong brands and a history of product innovation

BHP Steel's market position is supported by its brands and its history of technical innovation.

Experienced Board and Management

Members of BHP Steel's Board and its senior management have a diverse range of experience, including backgrounds in steel and manufacturing. The Board includes directors who also sit on the boards of other major Australian listed industrial companies.

Ongoing relationships with BHP Billiton

BHP Steel and BHP Billiton have entered a range of ongoing contractual relationships that are set out in Part 8.14.1 of the Scheme Booklet. These contractual relationships include:

- A 30-year coal supply agreement; and
- Iron ore supply arrangements.

The existence of these and other contractual arrangements preserves some of the key synergies currently available to BHP Steel and BHP Billiton.

4.2.2 Risks

Challenges facing the steel industry

The steel industry, worldwide is characterised by overcapacity and moves towards tariff protection. Accordingly, BHP Steel's leading market positions in Australia and New Zealand and its export markets could be impacted by increased competition from overseas steel makers and the imposition of tariffs[27].

The world steel industry is also fragmented with the 20 largest crude steel producers accounting for 37% of world production in the 2000 calendar year[28]. By way of contrast, the steel industry's suppliers, (iron ore and coal producers) and customers, (automobile producers) have tended to consolidate. There is evidence to suggest a correlation between the degree of consolidation and resulting returns.

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[27] In the 2002 calendar year to date, the United States, the European Union, Malaysia and Thailand have imposed tariffs on steel imports. The redirection of steel exports from those countries, which have imposed tariffs to other markets, could disrupt BHP Steel's domestic and international sales and may put downward pressure on steel prices

[28] International Iron & Steel Institute.

Volatile steel prices

BHP Steel's revenue and earnings are largely dependent on world steel prices.

World steel prices:

- Are volatile;
- Are at historically low levels; and
- Evidence a long-term downward trend (2% per annum over 25 years).

The steel industry is capital intensive and a largely fixed cost business. Volatile product prices lead to large swings in earnings and cash flows. The achievability of BHP Steel's forecasts, set out in Part 5 of the Scheme Booklet is particularly sensitive to hot rolled coil prices. Notwithstanding the uncertain outlook for the steel industry, BHP Steel is forecasting an increase in hot rolled coil prices for the 2003 financial year.

Limited long term growth opportunities

BHP Steel is in a mature business with limited long-term growth opportunities.

Cyclical markets

In Australia and New Zealand, BHP Steel supplies the construction, manufacturing, packaging and motor vehicle industries. These industries are sensitive to a range of factors particularly the general level of economic activity in Australia and New Zealand.

Accordingly, a downturn in general economic activity will impact BHP Steel (Conversely, any strengthening in these economies should benefit BHP Steel).

Loss of some synergies

BHP Steel has entered into a range of ongoing contracts with BHP Billiton, which preserve some of the existing synergies of BHP Steel being part of BHP Billiton Limited. However, BHP Steel will lose some of the benefits associated with being part of BHP Billiton, including loss of business relationships and the financial strength of BHP Billiton and will result in higher rates of interest being charged on borrowings.

Dependence on key customers

A significant proportion of BHP Steel's domestic sales are made to Smorgon Steel and OneSteel – the two largest steel distributors in Australia. The loss of sales to either of these two distributors would have an adverse impact on BHP Steel.

Strengthening Australian dollar

BHP Steel's performance is sensitive to movements in exchange rates, particularly movements in the US dollar against the Australian dollar. If the Australian dollar strengthens, against the US dollar then the overall impact on BHP Steel's performance is likely to be negative.

Adverse events will have a greater impact on BHP Steel

Adverse events will have a greater impact on BHP Steel's financial results as a stand-alone entity than as part of BHP Billiton because:

- BHP Steel will be less diversified than BHP Billiton; and
- BHP Steel will have a significantly smaller market capitalisation than BHP Billiton.

4.3 Financial performance

4.3.1 Historical financial performance

The following table sets out the pro forma statements of financial performance for BHP Steel for the three years ended 30 June 1999, 2000 and 2001 and the six months ended 31 December 2001 and 2000.

Pro forma statements of financial performance	Year ended 30 June			6 months ended 31 December	
A$ millions	1999	2000	2001	2000	2001
Revenue	4,849	4,898	4,941	2,463	2,299
EBITDA	525	711	568	378	221
Depreciation and amortization	268	266	263	130	126
EBIT	257	445	305	248	95

Source – Part 5.1.2 of the Scheme Booklet.

BHP Billiton has attributed the downturn in profitability in the six months ended 31 December 2001 when compared to the corresponding period in 2000 to the following factors:

- Lower international steel prices;
- Lower export volumes (partially offset by higher domestic volumes);
- Industrial disputes; and
- Blast furnace operational issues.

4.3.2 Forecasts

Part 5.7 of the Scheme Booklet sets out the forecast financial information for BHP Steel as a demerged entity for the years ending 30 June 2002 and 30 June 2003. An extract is set out below.

Forecast statements of financial performance	Pro forma historical	Pro forma forecast	Forecast
A$ million	**Year ended 30 June 2001**	**Year ending 30 June 2002**	**Year ending 30 June 2003**
Revenue	4,941	4,489	4,913
EBITDA	568	421	611
Depreciation and amortization	263	254	268
EBIT	305	167	343
Net interest expense			27
Profit from ordinary activities before taxation			316
Income tax attributable to profit from ordinary activities			46
Net profit			270
Profit Attributable to Minority Interests			16
Profit Attributable to Shareholders			254

Source – Part 5.7 of the Scheme Booklet.

KEY RATIOS	BHP Steel pro forma forecast 2002	BHP Steel pro forma forecast 2003
EBIT Margin[29]	3.8%	7.0%
EBITDA Margin	9.3%	12.4%
EBIT - Interest Cover (times)[30]	-	12.7
EBITDA- Interest Cover (times)[31]	-	22.6

The table above highlights that both EBITDA and EBIT Margins are expected to increase year on year after the demerger.

[29] Earnings before interest and tax ("EBIT") as a percentage of sales.

[30] Calculated as operating profit before borrowing costs and income tax expense divided by total borrowing costs.

[31] Calculated as operating profit before borrowing costs, income tax expense, depreciation and amortisation divided by total borrowing costs.

4.4 Pro forma statement of financial position

4.4.1 Pro-forma balance sheet

The following table sets out BHP Steel's abbreviated pro forma statement of financial position as at 31 December 2001.

Abbreviated pro forma statement of financial position A$ million	31 December 2001
Total assets	4,809
Total liabilities	2,071
Net assets	2,738
Net interest bearing liabilities[32]	609
Gearing Ratio	18%
Total equity	2,738

Source – Part 5.3 of the Scheme Booklet.

4.4.2 Fair value and book value of BHP Steel's assets

The Capital Reduction amount equates to 94% of the fair value of BHP Steel assets to be demerged, net of liabilities. The fair value of assets in this context means fair market value.[33] BHP Billiton Limited and its advisers have:

- Considered the possible market values of the assets that are to be demerged; and
- Concluded that the book value of the assets falls within the range of market values.

Accordingly, BHP Billiton Limited has adopted the book value of the net assets to be owned by BHP Steel as the basis for calculating the Capital Reduction.

The Capital Reduction of approximately A$2.57 billion is equal to A$0.69 per BHP Billiton Limited Share, and on a five for one offer for BHP Steel Shares is equivalent to A$3.45 per BHP Steel Share.

The Indicative Price Range for BHP Steel Shares for the purposes of the Offer and included in the Scheme Booklet is A$2.60 to A$3.30. The Indicative Price Range has been determined by BHP Billiton after consultation with the Joint Global Coordinators and is based partly on preliminary indications from potential investors, which may bid for BHP Steel Shares under the Bookbuild. Although the "fair value" of the net assets is above the mid-point of the

[32] "Net interest bearing liabilities" means interest-bearing liabilities less cash or cash equivalents.

[33] Fair market value means the amount for which an asset could be exchanged between a knowledgeable and willing buyer, and a knowledgeable and willing seller in an arms length transaction.

Indicative Price Range, it should be noted that the Indicative Price Range may be less than the longer-term value of BHP Steel shares[34].

The fair value of BHP Steel's net assets also drives:

- The calculation, for taxation purposes of the cost base for BHP Steel Shares and the corresponding reduction in the cost base of BHP Billiton Limited Shares. (Refer Section 8 of this report.)
- The Reduction Amount which will be equal to the interim call to be paid on the Partly Paid BHP Billiton Limited Shares;
- The amount by which the exercise price of the BHP Billiton Limited options is reduced; and
- An adjustment to the number of Performance Rights.

To the extent that the Reduction Amount for five BHP Billiton Shares of A$3.45 exceeds the Final Price or the price at which BHP Steel Shares initially trade on the ASX, security holders, other than BHP Billiton Limited Shareholders may be seen to have benefited. Whether or not they do benefit will depend on the value of BHP Steel Shares at the time the rights and options can be freely exercised.

The position of Partly Paid BHP Billiton Shareholders is discussed more fully in Section 12 of this report.

4.4.3 Gearing

One of the key factors, which may impact on the success of a demerger, is whether, the demerged entity has an appropriate debt/equity structure, having regard to the additional risks of operating as a stand-alone entity.

BHP Steel's gearing[35] level is lower than both other Australian steel companies and other Australian cyclical industrial companies as at 2 May 2002.

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[34] The Indicative Price Range reflects a range of factors, including the potential for short term selling which would exert a downward pressure on price and uncertainties about BHP Steel's performance as a newly listed entity.

[35] Assuming the demerger had occurred on 31 December 2001 and the book/fair value approximated market value.

Company	Market Capitalisation (A$ million)	Enterprise Value[36] (A$ million)	Net interest bearing debt[37] (A$ million)	Gearing
BHP Steel				
Fair Value	**2,738**[38]	**3,347**	**609**	**18%**[39]
Australian Steel companies				
Smorgon Steel	1,087	2,350	1,263	54%
OneSteel	732	1,494	762	51%
Simsmetal	639	735	96	13%
Average				**39%**
Australian cyclical industrial companies				
Boral	2,167	3,150	983	31%
CSR	5,861	7,961	2,100	26%
Orica	2,405	3,389	984	29%
PaperlinX	1,710	2,401	691	29%
Amcor	5,008	7,184	2,176	30%
Average				**31%**

Source -: Bloomberg, Annual Reports.

BHP Steel's moderate gearing level:

- Provides the company with additional financial flexibility; and
- Should allow the company to sustain its business during any prolonged downturn in the industry or the impact of a one off event.

4.5 Capital structure

BHP Steel will have approximately 792 million shares on issue, assuming:

- The Steel Demerger Proposal is implemented;
- BHP Steel issues one BHP Steel Share for every five Fully Paid BHP Billiton Limited Shares and there are approximately 3.72 billion BHP Billiton Limited Shares on 5 July 2002, being the record date for determining BHP Steel Share entitlements; and

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[36] Equals the sum of market capitalisation plus net interest bearing debt.

[37] Net interest-bearing debt is equivalent to interest-bearing debt less cash and cash equivalents.

[38] Assuming the net assets of BHP Steel in the pro-forma balance sheet approximate BHP Steel's market capitalisation.

[39] Alternatively, assuming the Indicative Pricing Range of A$2.60 to A$3.30, represented the range of prices at which BHP Steel Shares trade on listing, BHP Steel's market capitalisation would be between A$2.06 billion and A$2.61 billion and its gearing would be between 23% and 19%.

- BHP Steel issues additional shares to BHP Billiton Limited reflecting the 6% interest, which it will own.

5 Impact of the Steel Demerger Proposal on BHP Billiton

5.1 Ownership structure

Under the Steel Demerger Proposal, the number of BHP Billiton Limited Shares will remain the same. However, under the Matching Action BHP Billiton Plc Shareholders will be issued with bonus BHP Billiton Plc Shares. Accordingly, BHP Billiton Plc Shareholders, relative to BHP Billiton Limited Shareholders, will increase their percentage interest in BHP Billiton.

The actual number of bonus shares to be issued will depend on the elements of the Matching Action formula discussed in Section 7 of this report and set out in Part 3.1 of the Scheme Booklet. The information required for the Matching Action formula will be determined after the completion of this report. Accordingly, using as an example, the Base Case Scenario, described in Section 7.5 of this report, Ernst & Young Corporate Finance has assumed that BHP Billiton Plc Shareholders would be issued with 172 million bonus shares under the Matching Action. An issue of 172 million bonus shares would be equivalent to approximately 2.9% of the total number of shares on issue under the DLC Structure. If that were to happen, the percentage interest of BHP Billiton Limited Shareholders in BHP Billiton would fall by 1.7% to 59.9%.

5.2 Operations

BHP Steel is an important customer of the BHP Billiton Carbon Steel Materials Customer Sector Group.

The Steel Demerger Proposal could impact these and other ties between BHP Steel and BHP Billiton. However, some of the benefits of the existing relationships are preserved through contracts including a 30-year coal supply contract and iron ore supply arrangements.

5.3 Earnings and dividends

5.3.1 Earnings

Part 6.2.4 of the Scheme Booklet sets out the impact of the Steel Demerger Proposal on the earnings of BHP Billiton for the six months ended 31 December 2001, assuming the Steel Demerger had occurred on 1 July 2001. An extract is set out below:

Prepared in accordance with Australian GAAP A$ million	BHP Billiton actual	Impact of the Steel Demerger	BHP Billiton pro forma
Sales revenue	15,730	(1,974)	13,756
EBITDA[40]	5,239	(241)	4,998
Depreciation and amortization	(1,724)	126	(1,598)
EBIT	3,515		3,400
Borrowing costs (excluding capitalized expenses of A$29 million)	(503)	28	(475)
Share of net profit/(loss) of equity accounted associates	292	-	292
Profit before tax expense	3,304	(87)	3,217

Had the Steel Demerger Proposal occurred as at 1 July 2001, it would have resulted in an increase in profit margins (reflecting BHP Steel's lower margins relative to the other operations of BHP Billiton in the six months ended 31 December 2001), as follows:

KEY RATIOS	BHP Billiton actual	BHP Billiton pro forma
EBIT Margin[41]	22.3%	24.7%
EBITDA Margin	33.3%	36.3%
EBIT - Interest Cover (times)[42]	6.6	6.8
EBITDA- Interest Cover (times)[43]	9.8	10.0

** Note: The calculation of interest cover in this report differs to that in the Scheme booklet due to the non-inclusion of the share of profit in equity accounted associates, in calculating EBIT and EBITDA in this report.*

The following aspects of the Steel Demerger Proposal are likely to impact BHP Billiton's future earnings and earnings per share:

- A reduction in revenue and earnings reflecting the demerger of BHP Steel;
- A reduction in the level of external interest expense due to the repayment of approximately A$565 million in intercompany loans owed by BHP Steel to BHP Billiton;

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[40] Profit/(loss) before depreciation and amortisation, borrowing costs and tax expense ("EBITDA").

[41] Earnings before interest and tax ("EBIT") as a percentage of sales.

[42] Calculated as operating profit before borrowing costs and income tax expense divided by total borrowing costs (including $29 million capitalised expenses).

[43] Calculated as operating profit before borrowing costs, income tax expense, depreciation and amortisation divided by total borrowing costs (including $29 million capitalised expenses).

- A reduction in interest expense due to the receipt of the proceeds from the sale of 6% of the BHP Steel Shares prior to the listing of BHP Steel; and
- A dilution of earnings per share as a consequence of the loss of BHP Steel earnings and the Bonus Issue of BHP Billiton Plc Shares.

5.3.2 Dividends

As stated in Part 1.5 of the Scheme Booklet, BHP Billiton Limited does not believe that the Steel Demerger Proposal will impact the level of dividends to be paid in the 2003 financial year. However, Part 1.5 of the Scheme Booklet notes that the level of BHP Billiton's dividends following the Steel Demerger has not yet been determined.

5.4 Financial position

Part 6.2.4 of the Scheme Booklet sets out the impact of the Steel Demerger Proposal on the financial position of BHP Billiton as at 31 December 2001, assuming the demerger had occurred on that date. An extract is set out below:

Prepared in accordance with Australian GAAP A$ million	BHP Billiton actual	Impact of the Steel Demerger	BHP Billiton pro forma
Total assets	54,032	(4,812)	49,220
Total liabilities	28,624	(2,162)	26,462
Net assets	25,408	(2,650)	22,758
Interest bearing liabilities	15,690	(932)	14,758
Net interest bearing liabilities[44]	14,397	(697)	13,700
Total equity	25,408	(2,650)	22,758
Gearing ratio[45]	36.1%		37.6%

** Note: The gearing ratio in this report does not match that included in the Scheme Booklet as this report calculates gearing using net interest bearing liabilities rather than gross interest bearing debt.*

The principal impact of the Steel Demerger is likely to be a small increase in the gearing ratio, reflecting the lower level of gearing of BHP Steel.

6 The marketing of BHP Steel Shares

6.1 The marketing of BHP Steel Shares and the Matching Action

A key element in the Steel Demerger Proposal is the Matching Action (Refer to Section 7 of this report), whereby BHP Billiton Plc Shareholders are to be compensated for not receiving

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[44] Net interest bearing liabilities means interest-bearing liabilities less cash or cash equivalents.

[45] For the BHP Billiton Limited actual balance sheet as at 31 December 2001, the gearing ratio has been calculated as net interest bearing liabilities (A$14,397) divided by total shareholders equity plus net interest bearing debt (totalling A$39,805 million). For the pro forma balance sheet, net interest liabilities have been calculated after deducting cash and cash equivalents of A$1,058 million from interest bearing liabilities A$14,734 million.

BHP Steel Shares. Under the Matching Action, BHP Billiton Plc Shareholders will receive bonus BHP Billiton Plc Shares based on a range of factors contained in the formula[46], including the value of BHP Steel Shares distributed to BHP Billiton Limited Shareholders.

The Matching Action formula requires that the value of BHP Steel Shares be determined having regard to the VWAP[47] of BHP Steel Shares:

- Sold under the Sale Facility prior to listing; and
- Traded on ASX during the first five trading days commencing on the Listing Date.

The price at which shares will be sold under the Sale Facility is the Final Price, as determined by BHP Billiton Limited in consultation with the Joint Global Co-ordinators.

Both the Final Price and the VWAP for the first five days of trading on the ASX, will be largely determined by the demand and supply dynamics for BHP Steel Shares under the Sale Facility, the Retail Offer, Institutional Offer (and Bookbuild) and the volume of trading on the ASX.

The successful marketing of BHP Steel Shares prior to the listing of BHP Steel is therefore an important element in the Steel Demerger Proposal, as it will drive the demand for BHP Steel Shares and, therefore, impact:

- The value of BHP Steel Shares used in the Matching Action formula (Refer to Section 7 of this report); and
- The number of bonus shares in BHP Billiton Plc issued to shareholders in BHP Billiton Plc.

6.2 BHP Steel's natural shareholding base

6.2.1 The BHP Steel Demerger offers investors choice

One of the benefits of demergers is that by demerging non – core businesses, companies are transferring the decision whether or not to maintain an investment in a demerged entity to their shareholders. Demerged entities may also become attractive to investors who are not currently shareholders in the diversified group.

Existing investors in BHP Billiton Limited have invested in the world's largest diversified resources group as measured by market capitalisation.[48]

Under the Steel Demerger Proposal, BHP Billiton Limited Shareholders will receive shares in BHP Steel, which is the leading steel maker in Australia and New Zealand, and which also has operations in Asia and the United States and export markets in a range of other countries.

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[46] Refer Part 3.1 of the Scheme Booklet.

[47] VWAP stands for the Volume Weighted Average Price

[48] As at 10 April 2002, BHP Billiton had a market capitalisation of approximately A$69 billion.

6.2.2 BHP Steel's natural shareholding base

BHP Billiton is of the view that some institutions, particularly overseas institutions that have invested in BHP Billiton Limited may not be long-term holders of the BHP Steel Shares that they receive under the Steel Demerger.

However, BHP Billiton also believes that BHP Steel will be attractive to retail investors in Australia and New Zealand and some institutional investors, as BHP Steel:

- Is expected to pay a more attractive dividend yield when compared to BHP Billiton;
- Will be a blue chip company ranking in the top 100 companies listed on the ASX as measured by market capitalisation;
- Occupies a leading position in the Australian and New Zealand markets for flat and coated steel products;
- Has world class, low cost facilities;
- Has a strong management team;
- Has proven technological leadership;
- Has high free cash flow generation to support capital reinvestment;
- Is a cyclical stock with possible upside in the current economic cycle; and
- Will be included in major ASX indices and possibly in the FTSE and MSCI indices.

Accordingly, the composition of the BHP Steel Share register may differ from the BHP Billiton Limited Share register as follows:

- The percentage of shares held by retail shareholders is expected to increase; and
- The percentage of shares held by overseas institutional shareholders is expected to decrease.

The potential transfer of a significant volume of BHP Steel Shares:

- Poses a risk of an overhang of BHP Steel Shares in the secondary market, which could put downward pressure on the share price in the short to medium term; and
- Provides an opportunity for the value of BHP Steel Shares to be determined in a deep and liquid market, if BHP Steel Shares are actively marketed before and after listing.

The Sale Facility, the Retail Offer and the Institutional Offer (and Bookbuild) are designed to facilitate the transfer of a significant volume of BHP Steel Shares from the existing shareholder base to BHP Steel's natural shareholder base, prior to the listing of BHP Steel.

6.3 Marketing objectives

The objectives of BHP Billiton in marketing the Demerger prior to the listing of the Company on the ASX are to:

- Facilitate the transition to BHP Steel's natural shareholder base;

- Assist in a successful debut listing for BHP Steel;
- Assist in obtaining ongoing coverage of BHP Steel commensurate with its position as a company in the top 100 listed Australian companies by market capitalisation; and
- Establish valuation parameters.

6.4 Approach

6.4.1 Generating investor interest in BHP Steel Shares

In order to meet these objectives, BHP Billiton envisages that the Sale Facility and Offer be used so that the demerger:

- Attracts widespread investor attention on listing;
- Receives media coverage;
- Receives extensive research coverage; and
- Focuses and engages BHP Billiton Limited Shareholders.

The Sale Facility and the Offer will assist in generating investor demand for, and interest in, BHP Steel Shares prior to listing and provide an opportunity for the value of BHP Steel Shares to be determined.

In order to generate investor interest, BHP Billiton Limited proposes to establish a Sale Facility, which will comprise:

- BHP Billiton Limited Shareholders electing to offer to sell their BHP Steel Share entitlements.
- BHP Steel Shares to which Ineligible Overseas Shareholders are entitled under the Scheme[49]; and
- The 6% shareholding in BHP Steel retained by BHP Billiton Limited for sale prior to the listing of BHP Steel, effectively guaranteeing a base level supply to stimulate the level of demand.

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[49] Ineligible Overseas Shareholders hold approximately 1% of BHP Billiton Limited Shares.

6.4.2 Marketing of BHP Steel Shares

The shares made available under the Sale Facility will be marketed as follows:

- The Retail Offer – To retail investors in Australia and New Zealand, including BHP Billiton Limited Shareholders; and
- The Institutional Offer - using a Bookbuild for Australian and overseas institutional investors following the close of the retail offer. Australian and overseas institutional investors will be able to offer to buy and sell BHP Steel Shares in the Bookbuild.

The Scheme documentation and offer documentation contains information to assist investors to form an assessment of the value of BHP Steel Shares including:

- A detailed discussion of the prospects for the steel industry and the activities of BHP Steel;
- Pro-forma results for the three years ended 30 June 2001;
- Forecasts for BHP Steel for the years ending 30 June 2002 and 2003;
- Details of BHP Steel's dividend policies after it becomes a listed entity; and
- An Indicative Price Range of A$2.60 to A$3.30 for the Final Price.

The Retail Offer will establish the level of interest from what is expected to become the most significant shareholder group for BHP Steel, as compared with Australian institutional investors or overseas institutional investors. The Retail Offer requires the issue of a Prospectus to potential investors to invite them to apply for a dollar amount towards BHP Steel Shares (the number of shares to be calculated subsequently when the Final Price is determined).

Once the level of net demand has been established from retail investors, institutions will be invited to bid for or sell BHP Steel Shares in the Bookbuild. The demand for and supply of BHP Steel Shares in the Bookbuild will be a factor in determining the Final Price at which all shares will be sold under the Sale Facility prior to the listing of BHP Steel. (Refer Section 7 of this report).

6.5 Evaluation of the approach to marketing BHP Steel Shares

6.5.1 Benefits

The marketing approach for the sale of BHP Steel Shares has the following benefits:

- The Retail Offer and the Institutional Offer are designed to capture investor demand for BHP Steel Shares. The concentration of demand for BHP Steel Shares is designed to counter selling from BHP Billiton Limited Shareholders who do not intend to retain their BHP Steel Shares;
- By retaining 6% of BHP Steel Shares for sale under the Sale Facility, BHP Billiton Limited is effectively guaranteeing a base level of BHP Steel Shares for sale prior to

listing. In the absence of a guaranteed minimum number of shares for sale, it might be more difficult to generate investor interest in BHP Steel.[50] ;

- The Retail Offer is designed to help establish the extent of retail demand prior to the Institutional Offer;
- The Institutional Offer, incorporating the Bookbuild is designed to assist BHP Billiton Limited obtain clear valuation parameters for determining the Final Price;
- Investors who have not been allocated all the BHP Steel Shares applied for prior to listing may provide support in the secondary market; and
- The alternative to marketing of BHP Steel Shares prior to listing would be to allow the transfer of shares to BHP Steel's natural shareholding base to occur after listing. This approach was adopted for the OneSteel demerger. In the OneSteel demerger, 28% of shares were traded in the first week after listing and approximately 48% of the Shares were traded in the first three weeks, with a depressing effect on price. (However, it should be noted that significant volume trading in the first week would not necessarily lead to a fall in prices provided that there was sufficient offsetting demand, as occurred in Coca Cola Beverages.)

6.5.2 Risks

The marketing approach for the sale of BHP Steel Shares involves the following risks:

- By retaining 6% of BHP Steel's Shares for resale, BHP Billiton Limited is balancing
  - The objective of creating sufficient investor demand for BHP Steel Shares by guaranteeing a base level of supply; and
  - The risk of an overhang in BHP Steel Shares if there is insufficient demand to absorb the shares made available for sale under the Sale Facility, including the BHP Steel Shares offered for sale by BHP Billiton Limited[51].
- BHP Billiton has fixed the percentage of BHP Steel Shares to be retained on 16 April 2002 in order to finalise the Capital Reduction for the purpose of obtaining the tax ruling for the Steel Demerger (Refer Section 8 of this report and Part 7 of the Scheme Booklet). Accordingly, the percentage of BHP Steel Shares retained by BHP Billiton was determined without the benefit of knowing the extent of the supply of BHP Steel Shares under the Sale Facility or demand from the Retail Offer and the Institutional Offer.

  If the demand for BHP Steel Shares under the Offer is less than 6%, BHP Billiton will not dispose of the BHP Steel Shares which it still retains for a minimum period of six months from the Listing Date, other than with the prior approval of the Joint Global

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[50] The Coca Cola Beverages demerger was initially viewed favourably by the market, although shares were not retained to create "an equity event". Instead, marketing of the shares prior to listing comprised a clearing facility for existing shareholders and an institutional Bookbuild.

[51] Some of these shares may have been sold in any event, if 100% of the BHP Steel Shares had been distributed to BHP Billiton Limited Shareholders.

Coordinators, or pursuant to a takeover bid or scheme of arrangement under the Corporations Act relating to BHP Steel Shares.

- Given the process for setting the Final Price (refer Section 7 of this report), some institutions and retail investors entitled to BHP Steel Shares may choose to dispose of their BHP Steel Shares in the secondary market (potentially putting downward pressure on the BHP Steel Share price after listing).

6.5.3 Conclusion

The marketing of BHP Steel Shares prior to listing, though not without risks, is designed to minimize the possibility of a downward pressure on the BHP Steel Share price after listing caused by selling from BHP Billiton Limited Shareholders. Accordingly, a successful marketing of BHP Steel Shares prior to listing should benefit:

- BHP Billiton Limited Shareholders who are entitled to BHP Steel Shares under the Steel Demerger; and
- BHP Billiton Plc Shareholders who will receive bonus BHP Billiton Plc Shares based on the value of BHP Steel determined under the Matching Action.

7 The Matching Action

7.1 Purpose of the Matching Action

BHP Billiton aims to ensure, to the extent possible, that the relative economic rights attaching to BHP Billiton Limited Shares and BHP Billiton Plc Shares are maintained.

Accordingly, the Matching Action seeks to compensate BHP Billiton Plc Shareholders, (who will not receive BHP Steel Shares), with the Bonus Issue of BHP Billiton Plc Shares on a fair and equitable basis.

In order that the method of valuing BHP Billiton Plc Shares and BHP Steel Shares is consistent:

- The value of BHP Steel Shares and the value of BHP Billiton Plc Shares utilised under the Matching Action formula will as far as possible be derived from market activity; and
- The value of BHP Steel Shares and the value of BHP Billiton Plc Shares will be determined over a similar time period.

The number of bonus BHP Billiton Plc Shares to be issued will reflect the prices paid for BHP Billiton Plc Shares on the London Stock Exchange ("the LSE") adjusted for the bonus issue entitlement.

The value of BHP Steel Shares will be determined by calculating the volume of shares sold at the Final Price under the Sale Facility and the volume and prices at which BHP Steel Shares are sold in the first five days of trading after the listing of BHP Steel.

7.2 The Matching Action formula

The Matching Action formula is set out in Part 3.1 of the Scheme Booklet.

The number of bonus BHP Billiton Plc Shares to be issued to BHP Billiton Plc Shareholders, will be determined having regard to:

- The value of the BHP Steel Shares transferred to BHP Billiton Limited Shareholders;
- The price of BHP Billiton Plc Shares; and
- The percentage interest of BHP Billiton Plc Shareholders in the DLC Structure, relative to the interest of BHP Billiton Limited Shareholders.

Under the Steel Demerger Proposal, BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders will be offered shares based on their proportionate interests in the two companies. The shares that are issued are likely to constitute portfolio[52] interests in BHP Steel and BHP Billiton Plc respectively.

The BHP Billiton Plc VWAP[53]and BHP Steel VWAP used in the Matching Action formula are based on trading in portfolio interests in these companies. Similarly, the Final Price is to be determined having regard to bids for and offers to sell portfolio holdings in BHP Steel.

Portfolio share parcels generally trade at a discount to their pro-rata interest in the underlying value of a company. Holders of portfolio interests are typically only able to access the underlying value of their shares, which incorporates a premium for control, when there is a takeover bid for the company. The Matching Action formula does not measure the underlying value, (incorporating a premium for control) of BHP Billiton Plc Shares nor BHP Steel Shares.

7.3 Determining the Value of BHP Steel Shares

7.3.1 Overview

BHP Billiton considered three methods for determining the value of BHP Steel Shares under the Matching Action, namely, adopting a value having regard to:

- A book-building exercise;
- Post – demerger trading in BHP Steel Shares; or
- The opinion of an independent expert.

In order to determine the value of BHP Steel Shares, the Matching Action formula utilises a combination of the first two methods, namely the VWAP of BHP Steel Shares sold:

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[52] A portfolio shareholding is a term applied to small parcels of shares, which are regularly traded on the stock exchange. The returns to investors holding portfolio interests consist of dividend payments (and any other form of capital returns or distribution) and capital gains or losses due to increases or decreases in the share price. A portfolio investor has no control over a company's dividend policy or strategic direction.

[53] VWAP means Volume Weighted Average Price

- Under the Sale Facility at the Final Price (the Final Price being determined having regard to a range of factors considered under the Bookbuild); and
- In the first five days of trading on the ASX.

The application of these concepts is discussed in more detail below.

The reasons why BHP Billiton decided not to engage an independent expert to value BHP Steel Shares for the Matching Action or consider a bookbuild or share trading in isolation are set out in Section 7.3.4 of this report.

7.3.2 Final Price

7.3.2.1 Purpose

The Final Price has a dual function, namely:

- The Final Price is the price at which BHP Steel Shares will be sold under the Sale Facility and Offer prior to listing;[54] and
- The Final Price is a key element in the Matching Action formula for determining the number of bonus shares in BHP Billiton Plc to be issued to BHP Billiton Plc Shareholders.

7.3.2.2 Determining the Final Price

The Final Price will be determined after the close of the Bookbuild, by BHP Billiton Limited and the Joint Global Co-ordinators having regard to:

- The level of demand at various prices at which institutions bid for BHP Steel Shares under the Institutional Offer;
- The level of demand for BHP Steel Shares under the Retail Offer;
- An objective for an orderly secondary market for BHP Steel Shares;
- The level of supply from Fully Paid BHP Billiton Limited Shareholders using the Sale Facility;
- The level of supply at various prices at which institutions tender their BHP Steel Shares under the Sale Facility at the close of the Bookbuild; and
- The objective of getting the best price for BHP Steel Shares reasonably obtainable for the benefit of Fully Paid BHP Billiton Limited Shareholders selling under the Sale Facility, it being recognised that this will be assisted if investors have an expectation that there will be an orderly secondary market for BHP Steel Shares.

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[54] The Final Price is applicable to both retail and institutional investors. The Final Price may be attractive as compared to the potential longer-term value of BHP Steel shares, given that the demand for BHP Steel Shares in the Bookbuild is likely to reflect the additional uncertainties facing BHP Steel as a newly listed demerged entity.

The Final Price may not be the same as the market-clearing price (being the price at which buyers and sellers match in the Bookbuild) as the Final Price as determined will take into account, for example, the objective of encouraging an orderly aftermarket.

7.3.2.3 The Bookbuild process

Determining price by means of an institutional bookbuild process has typified larger share offers in Australia. A bookbuild can operate as a mechanism for price discovery and for limiting volatility in the aftermarket. A bookbuild process typically involves receiving bids for shares at specified prices and/or for specified volumes from institutional investors and members of the ASX prior to a company listing.

In pricing BHP Steel Shares, prior to the listing of BHP Steel, bidders in the Bookbuild may take into account:

- Selling pressure from BHP Billiton Limited Shareholders who do not want to retain their shares (some or all of the selling pressure may be absorbed by demand generated by the Retail Offer and the Institutional Offer);
- Lack of knowledge of the operations of BHP Steel, notwithstanding the level of information disclosed in the Scheme documentation;
- The uncertainties as to BHP Steel's capacity to operate successfully as a separately listed entity (for example, whether or not BHP Steel will achieve its forecasts); and
- Uncertainties confronting the steel industry generally.

However, in contrast to a bookbuild in an IPO, institutions entitled to BHP Steel Shares as BHP Billiton Limited Shareholders will also be invited to sell their BHP Steel Shares as part of the Bookbuild. As institutions will be able to nominate a sale price, (unlike retail investors selling under the Sale Facility), their offer prices may impact the parameters for the determination of the Final Price, and may offset, completely or in part the impact of uncertainties referred to above.

7.3.2.4 Potential benefits of using the Bookbuild in determining value

The principal benefits of using the Bookbuild in determining the portfolio value of BHP Steel Shares are that:

- The Bookbuild is to be based on testing the institutional demand and supply for BHP Steel Shares, after the level of retail demand has been established.
- The Bookbuild has the potential to facilitate an orderly secondary market for BHP Steel Shares following the listing of BHP Steel on the ASX[55].

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[55] An orderly aftermarket is desirable for companies making their debut on the stock market but has added significance under the Steel Demerger Proposal, given that the value of BHP Steel Shares for the Matching Action will be determined in part by the VWAP of the BHP Steel Shares in the first five days of trading on the ASX.

7.3.2.5 Potential limitations of the mechanism for determining the Final Price

There are a number of potential limitations in using the Bookbuild in determining the portfolio value of BHP Steel Shares, including:

- The depth of the Bookbuild on its own may not be sufficiently large to determine the portfolio value of BHP Steel Shares. The smaller the size of the Bookbuild, the greater scope for price distortion[56];
- The proposed mechanism for determining the Final Price is a combination of objective data, namely the demand and supply in the Bookbuild, and judgement;
- Some institutions may prefer to buy and sell into the aftermarket. Significant institutional selling in the after market would tend to put downward pressure on the BHP Steel Share price. (Equally, institutions intending to sell their BHP Steel Shares may prefer to do so in the Sale Facility, in order to tap the demand created by the Institutional Offer and the Retail Offer); and
- The Bookbuild provides institutional investors, not retail investors, with the opportunity to price BHP Steel Shares. It therefore, doesn't take into account price expectations of retail investors.[57]

7.3.2.6 Conclusion

Determining the Final Price through the Bookbuild provides an indication of the portfolio value of the BHP Steel Shares, based on the demand and supply of BHP Steel Shares prior to trading of BHP Steel Shares on the ASX.

7.3.3 Trading prices in BHP Steel Shares

7.3.3.1 Post demerger trading and the Matching Action

BHP Billiton is proposing that in addition to the VWAP of BHP Steel Shares sold under the Sale Facility, the value of BHP Steel Shares be determined by the VWAP of BHP Steel Shares sold in the first five days trading on the ASX.[58]

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[56] The Institutional Offer and the Bookbuild are the sole mechanisms to determine the Final Price at which BHP Steel shares will be sold prior to listing. Under the Matching Action, the Final Price is one of two mechanisms for establishing the value of BHP Steel Shares. The other mechanism is the VWAP in the five-day period following listing.

[57] The Scheme Booklet contains an indicative price range for the BHP Steel Shares. However the Final Price may be within, above or below this range.

[58] BHP Billiton reserves the right not to proceed with the Sale Facility. If this decision were taken, then the Final Price would be determined exclusively having regard to the VWAP of BHP Steel Shares sold on market in the first five days trading of BHP Steel on the ASX. However, BHP Billiton Limited has advised Ernst & Young Corporate Finance that the Sale Facility and Offer will proceed in the absence of a major market shock.

7.3.3.2 *Market price and value*

Price is an objective measure, being the amount realised in a transaction. The observed price at any point in time represents the equilibrium between parties that believe a share is worth less and those who believe it is worth more. Where there is a deep and liquid market for shares, the price at which shares are bought and sold is a strong indicator of the fair market value of portfolio interests at a point in time.

However, price, as a measure of value, has its limitations, given that:

- Observed prices on the stock exchange typically involve marginal trades and may not correspond with the price, for example, at which the majority of shareholders might be willing to sell their shares;
- Price may be distorted by the existence of an overhang or a significantly large trade; and/or
- Price is more variable where there is greater uncertainty about future earnings.

7.3.3.3 *Benefits of using the traded share price*

The potential benefits of using the VWAP of the BHP Steel Share price in the first five days of trading following the listing of BHP Steel include:

- Share market trading is an objective and transparent method of valuing a portfolio parcel of shares, as compared to the Final Price;
- Including the VWAP of the first five days trading in BHP Steel Shares on the ASX, may counter concerns that volumes traded in the Bookbuild on their own are insufficient to determine the portfolio value of BHP Steel Shares under the Matching Action; and
- One of the factors to be considered for determining the Final Price is the establishment of an orderly after market in BHP Steel Shares. Assuming the setting of the Final Price is successful in facilitating an orderly after market, the risk of share price volatility in the after market is reduced.

7.3.3.4 *Potential limitations of using the traded share price*

Potential limitations of using the VWAP of BHP Steel Shares traded in the 5-day period after the listing of BHP Steel include:

- The volume of shares traded and the prices paid for those shares could be impacted by the number of shares offered for sale under the Sale Facility and the number of shares applied for under the Offer. For example, the 5-day VWAP may reflect either:
  - A significant level of unsatisfied demand following the Offer; or alternatively
  - A potential overhang of shares if the demand is insufficient to meet the selling from BHP Billiton Limited Shareholders who do not want to retain their BHP Steel Shares.

However, it should be noted that one of the criteria used in setting the Final Price for shares sold under the Sale Facility is the objective of encouraging an orderly aftermarket.

- The potential for external events to impact the pricing of BHP Steel Shares in the five-day period thereby creating a mismatch with the Final Price. However, the ultimate impact will be determined by the timing of any such external events and volume of shares sold under the Sale Facility as compared with the volume of shares sold in the first five days of trading on the ASX.
- The creation of asymmetries between BHP Billiton Plc Shares and BHP Billiton Limited Shares as set out in Section 7.4.2 below.

7.3.3.5 Conclusion

The inclusion of the VWAP of BHP Steel Shares in the first five days of trading of BHP Steel Shares on the ASX in determining the value of BHP Steel Shares under the Matching Action formula provides an objective measure of value. The trading volume, being in addition to the volume of shares sold under the Sale Facility, also adds weight to the portfolio valuation of BHP Steel Shares.

There remains a risk that:

- The supply and demand for BHP Steel Shares under the Sale Facility and the Offer; or
- External events in the five-day period

could impact the value of BHP Steel Shares under the Matching Action thereby affecting the number of bonus shares issued to BHP Billiton Plc Shareholders.

7.3.4 Alternative mechanisms for valuing BHP Steel Shares

7.3.4.1 Opinion of an independent expert

BHP Billiton Limited considered the possibility of engaging an independent expert to value BHP Steel Shares for the purpose of the Matching Action.

An independent expert in assessing the value of BHP Steel would have regard to a range of valuation methodologies including those recommended by ASIC.[59] The methodologies explicitly or implicitly involve an attempt to ascertain market value, being the price which would be negotiated in an open and unrestricted market between a knowledgeable, willing but not anxious buyer and a knowledgeable, willing but not anxious seller.

A valuation prepared by an independent expert would constitute a simpler process than the valuation approach contained in the Matching Action formula. However, the independent expert would be in effect "second guessing" the market, particularly as:

- There is significant uncertainty in the steel industry world wide, arising from overcapacity, the imposition of tariffs and uncertain demand;

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[59] ASIC Practice Note 43:39

- There are no companies listed on the ASX, which are directly comparable to BHP Steel;
- Valuing BHP Steel at the time of its demerger is complicated by the possibility of significant selling by BHP Billiton Limited Shareholders who do not want to retain BHP Steel Shares;
- An independent valuation could prove to be inconsistent with market measures of value, arising from the Bookbuild and trading on the ASX; and
- The market based measures of value for BHP Steel Shares under the Matching Action formula are more consistent with the market-based approach to determining the portfolio value of the BHP Billiton Plc Shares under the formula.

7.3.4.2 Trading in BHP Steel Shares on the ASX without reference to the Bookbuild

The value of BHP Steel Shares could be determined solely having regard to trading in BHP Steel Shares on the ASX. Trading on the market is generally a more transparent and objective measure of portfolio value. However, trading in BHP Steel Shares in the after market may still be volatile in the short term whilst the natural shareholding base for the company is created.

An extension of the period over which the VWAP of BHP Steel Shares is measured might mitigate the impact of this volatility in the resulting VWAP. However, an extension of the VWAP period would exacerbate the risk that external market events could distort the value of the BHP Steel Shares used in the Matching Action formula to compensate BHP Billiton Plc Shareholders. Any such distortion could be to the detriment of either BHP Billiton Limited Shareholders or BHP Billiton Plc Shareholders. An extension of the five-day period would also lengthen the period between the dates for determining entitlements to BHP Steel Shares and entitlements to bonus BHP Billiton Plc Shares.

7.3.4.3 Bookbuild without reference to trading on the ASX.

The value of BHP Steel Shares could be determined having regard solely to the Bookbuild. However, the volume of shares sold under the Sale Facility may be insufficient to arrive at a market-based value for BHP Steel Shares. In addition, the Final Price under the Bookbuild is determined by BHP Billiton Limited in consultation with the Joint Global Co-ordinators and is not as transparent as the prices at which shares are traded on the ASX.

7.3.5 Conclusion

Determining the market value of BHP Steel Shares at the time of its demerger is complicated by the likely migration of shareholders to and from the BHP Steel share register.

The calculation of the value of BHP Steel Shares by determining the VWAP of BHP Steel Shares sold:

- Under the Sale Facility at the Final Price; and
- In the first five days of trading on the ASX.

represents a balanced attempt to determine the market value of BHP Steel Shares for the purpose of determining the compensation to BHP Billiton Plc Shareholders by way of the Bonus Issue.

7.4 Determining the value of BHP Billiton Plc Shares

7.4.1 Trading of shares in BHP Billiton Plc on the London Stock Exchange in the first five days after listing of BHP Steel on the ASX

In order to calculate the number of bonus BHP Billiton Plc Shares to be issued, it is necessary, under the Matching Action formula to determine the portfolio value of shares in BHP Billiton Plc, as well as the portfolio value of shares in BHP Steel.

BHP Billiton Plc is listed on the LSE and is an actively traded stock. As noted above, where there is a deep and liquid market for shares, the price at which shares are bought and sold is a strong indicator of the fair market value of minority (portfolio) interests at a point in time.

The BHP Billiton Plc Shares will trade cum the entitlement to bonus shares up until and including 19 July 2002. The price at which the BHP Billiton Plc Shares trade on the LSE is likely to be a reliable basis for determining the value of a portfolio interest of shares under the Matching Action formula, although the value of the bonus entitlement needs to be taken into account in determining the number of Bonus Shares to be issued.

Under the formula:

- The five-day VWAP period for determining the value of a BHP Billiton Plc Share (and for measuring the VWAP of a BHP Steel Share) is expected to commence on Monday 15 July 2002 and end on 19 July 2002.
- The price of BHP Billiton Plc Shares traded on the LSE in the five days between 15 July 2002 and 19 July 2002, inclusive will be taken and adjusted for the theoretical value of the bonus entitlement. The theoretical value of the bonus entitlement is determined having regard to the value, per BHP Billiton Limited Share, of the BHP Steel Shares allocated to BHP Billiton Limited Shareholders.

7.4.2 Asymmetries

In order to determine the number of bonus BHP Billiton Plc Shares to be issued, the Matching Action formula takes into account the market value of BHP Steel Shares traded on the ASX in the first five days after BHP Steel is listed. The benefits of including the market value of BHP Steel Shares traded in the first week after their listing on the ASX are set out in Section 7.3.3 of this report.

However, the inclusion in the Matching Action formula of the market value of BHP Steel Shares in this period creates a number of asymmetries.

7.4.2.1 External market events

Fully Paid BHP Billiton Limited Shareholders will be entitled to receive one BHP Steel Share for five BHP Billiton Limited Shares held on 5 July 2002, (being the record date for determining entitlements). Trading in BHP Steel Shares will commence on 15 July 2002.

BHP Billiton Plc Shareholders will know their entitlement to bonus shares in BHP Billiton Plc under the Matching Action after the 19 July 2002 and will be able to trade their BHP Billiton Bonus Shares from 22 July 2002.

Accordingly, there remains a risk that in the five days ending 19 July 2002 external market events may impact the number of Bonus Shares issued to BHP Billiton Plc Shareholders.

7.4.2.2 Prices at which BHP Billiton Shares trade

Under the DLC Structure, the economic interest attaching to each BHP Billiton Plc Share and each BHP Billiton Limited Share are intended to be the same. Accordingly, the prices at which BHP Billiton Plc Shares and BHP Billiton Limited Shares trade should also, in theory be the same. (Historically there has been a gap between the share prices of the two companies – refer Section 7.4.3 below).

However, under the Steel Demerger Proposal, BHP Billiton Limited Shares will go ex the entitlement to receive BHP Steel shares on 2 July 2002, whereas the BHP Billiton Plc Shares will go "ex" the entitlement to receive bonus BHP Billiton Plc Shares on 22 July 2002.

Accordingly, during this period, the economic rights attaching to the BHP Billiton Plc Shares and the BHP Billiton Limited Shares will differ.

The price of BHP Billiton Plc Shares may strengthen against the price of BHP Billiton Limited Shares in this period as:

- BHP Billiton Plc Shares will include the right to receive the Bonus Shares (i.e. trade cum the entitlement); and
- BHP Billiton Limited Shares will not include the right to receive BHP Steel Shares (i.e. trade ex the entitlement).

7.4.2.3 BHP Steel

As noted above, BHP Billiton Limited Shares will go ex the right to receive BHP Steel Shares on 2 July 2002. Trading in BHP Steel Shares will commence on 15 July 2002. Between these two dates, BHP Billiton Limited Shareholders will be prevented from dealing with their economic interest in BHP Steel, except through the Sale Facility and Institutional Bookbuild.

BHP Billiton Plc Shares will trade cum the right to receive the Bonus Shares, (reflecting compensation for their economic interest in BHP Steel) until Friday 19 July 2002. BHP Billiton Plc Shareholders will be able to trade the Bonus Shares from 22 July 2002. Accordingly, BHP Billiton Plc Shareholders will be in a position to trade BHP Billiton Plc Shares, which include the right to receive the Bonus Shares, until they are able to trade their Bonus Shares separately.

7.4.3 Pricing gap

The holders of shares in BHP Billiton Plc have the same voting rights and rights in relation to the underlying economic value of BHP Billiton, as the holders of shares in BHP Billiton Limited.

However, since the BHP Billiton dual listing structure was established, BHP Billiton Plc Shares have consistently traded at a discount to BHP Billiton Limited Shares as illustrated below.

Relative Trading Prices of BHP AU and BLT LN


BHP AU and BLT LN Share Prices (AUD$)
14.00
12.00
10.00
8.00
6.00
4.00
2.00
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
BHP AU Premium over BLT LN (%)
BHP AU Premium over BLT LN
BHP Billiton Limited (BHP AU)
BHP Billiton Plc (BLT LN)

Source: Bloomberg for the trading period 29 June 2001 (the effective day of the merger) to date.

The discount at which BHP Billiton Plc Shares have traded, compared to BHP Billiton Limited Shares has ranged from 1.3% to 10.7%. The average discount over this period was 6.4%. As at 2 May 2002, the BHP Billiton Plc Shares were trading at a discount of 5.4%.

Although BHP Billiton Plc Shares have historically traded at a discount, given that the matching action entails the issue of bonus shares in BHP Billiton Plc, it is appropriate that the value of the compensation be determined by reference to the BHP Billiton Plc Share price.

(As noted above in Section 7.4.2, the prices at which BHP Billiton Limited Shares and BHP Billiton Plc Shares trade will not be comparable between 2 July and 19 July 2002).

7.4.4 Conclusion

Ernst & Young Corporate Finance believes that it is appropriate in calculating the number of Bonus Shares to be issued under the Matching Action, to determine the value of BHP Billiton Plc having regard to the prices and volumes at which the shares trade on the LSE.

However, BHP Billiton Plc Shareholders will not know their entitlement to bonus BHP Billiton Plc Shares until a week after the BHP Steel Shares entitlements are determined. Accordingly, there is a risk that external events in this period, unrelated to the demerger could impact on the number of bonus shares issued under the Matching Action formula.

7.5 Sensitivity analysis

7.5.1 Overview

The number of Bonus Shares to be issued to BHP Billiton Plc Shareholders will be impacted by:

- The volume and price at which BHP Steel Shares are sold under the Sale Facility and traded on the ASX in the five day period after BHP Steel is listed on the ASX; and

- The volume and prices at which BHP Billiton Plc Shares are traded in the five-day period after the listing of BHP Steel.

These volumes and prices will be impacted by a range of issues including the demand and supply for shares under the Sale Facility and the trading in the five day period, external events and anyone attempting to influence the outcome for arbitrage or equity risk taking purposes.

Ernst & Young Corporate Finance has carried out a sensitivity analysis on the likely impact of an over/underestimation of the value of BHP Steel Shares and BHP Billiton Plc Shares on the number of Bonus Shares issued and the impact on the BHP Billiton Limited share price.

In view of the size of BHP Steel relative to BHP Billiton, any BHP Billiton Plc Bonus Shares issued as a consequence of the Steel Demerger are likely to constitute a small percentage of the issued capital of BHP Billiton.

For example, assuming that as a consequence of the Matching Action, 172 million bonus BHP Billiton Plc Shares were issued. The Bonus Shares would represent approximately 2.9% of the BHP Billiton issued capital.

Accordingly, the impact of an over or under estimation of the additional Bonus Shares to be issued is unlikely to be material.

The attached sensitivity analysis illustrates the impact of a variation in the valuation of the BHP Steel Shares or BHP Billiton Plc Shares under the Matching Action.

7.5.2 The Base Case Scenario

For the base case scenario, the sensitivity analysis assumes that:

- Prior to the Bonus Issue, there are a total of 6.04 billion BHP Billiton Shares on issue comprising 3.72 billion BHP Billiton Limited Shares and 2.32 billion BHP Billiton Plc Shares.
- The fair value of BHP Steel's net assets (used to determine the Reduction Amount of A$0.69 per BHP Billiton Limited Share) is the market value[60];
- The value of the Reduction Amount equates to the value of the BHP Billiton Plc Shareholders entitlement to the Bonus Issue;
- The value of a BHP Billiton Plc Share is equivalent to A$9.98 (based on the last sale prices on 2 May 2002). After deducting the value of the Bonus Issue entitlement, the value of a BHP Billiton Plc Share is equivalent to A$9.29; and therefore
- 172 million Bonus Shares in BHP Billiton Plc are issued under the Matching Action.

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[60] The fair value of BHP Steel's net assets for the purpose of the Capital Reduction is A$2.72 billion. The Indicative Price Range of A$2.60 to A$3.30 per share is based on an indicative price range for BHP Steel equity of A$2.06 billion to A$2.61 billion as determined by BHP Billiton Limited and its advisers.

7.5.3 Sensitivity of BHP Billiton Limited and BHP Billiton Plc Share price to the value of BHP Steel share under the Matching Action

7.5.3.1 *Undervaluation of BHP Steel*

If the value of BHP Steel Shares utilised in the Matching Action formula is under estimated by 20%, BHP Billiton Plc Shareholders would receive 136 million bonus shares (or 36 million fewer shares than under the Base Case scenario). The value of the 36 million shares foregone would be in the order of A$344 million.

Accordingly, the total number of BHP Billiton Shares would be less than under the Base Case scenario. However, the issue of 36 million fewer BHP Billiton Plc Shares would represent 0.6% of the issued capital base of BHP Billiton.

The positive impact on the share price of BHP Billiton Limited due to the issue of fewer Bonus Shares as compared to the Base Case scenario would be 0.6%.

7.5.3.2 *Overvaluation of BHP Steel*

If the value of BHP Steel Shares utilised in the Matching Action formula is over estimated by 20%, BHP Billiton Plc Shareholders would receive 210 million bonus shares (or 38 million more shares than under the Base Case Scenario). The value of the 38 million shares additional shares issue would be in the order of A$344 million.

Accordingly, the total number of BHP Billiton Shares would be more than under the Base Case scenario. However, the issue of 38 million more BHP Billiton Plc Shares would represent 0.6% of the issued capital base of BHP Billiton.

The theoretical negative impact on the share price of BHP Billiton Limited due to the issue of additional Bonus Shares, compared to the Base Case would be 0.6%.

7.5.4 Sensitivity of BHP Billiton Limited and BHP Billiton Plc Share price to the value of BHP Billiton Plc shares under the Matching Action

BHP Billiton Plc Shares are actively traded on the LSE. The risk of an under/over estimate of the value of a portfolio interest in BHP Billiton Plc is less than for an under/over estimate of the value of BHP Steel Shares. Accordingly, Ernst & Young Corporate Finance has halved the sensitivity range.

7.5.4.1 *Undervaluation of BHP Billiton Plc Shares*

If the value of BHP Billiton Plc Shares utilised in the Matching Action formula is under estimated by 10%, BHP Billiton Plc Shareholders would receive 193 million bonus shares (or 21 million more shares than under the Base Case scenario). The value of the 21 million additional shares would be in the order of A$172 million.

Accordingly, the total number of BHP Billiton Shares would be more than under the Base Case scenario. However, the issue of 21 million more BHP Billiton Plc Shares would represent 0.3% of the issued capital base of BHP Billiton.

The theoretical negative impact on the share prices on of BHP Billiton Limited due to the issue of additional Bonus Shares as compared with the Base Case scenario would be 0.3%.

7.5.4.2 *Overvaluation of BHP Billiton Plc Shares*

If the value of BHP Billiton Plc Shares utilised in the Matching Action formula is overestimated by 10%, BHP Billiton Plc Shareholders would receive 156 million bonus shares (or 17 million fewer shares than under the Base Case). The value of the 17 million shares foregone would be in the order of A$172 million.

Accordingly, the total number of BHP Billiton Shares would be less than under the Base Case scenario. However, the issue of 17 million fewer BHP Billiton Plc Shares would represent 0.3% of the issued capital base of BHP Billiton.

The theoretical positive impact on the share prices on of BHP Billiton Limited due to the issue of fewer Bonus Shares as compared to the Base Case would be 0.2%.

7.5.5 Impact of an under/over estimate of value

Ernst & Young Corporate Finance believes that the impact of an under/over estimate of value of BHP Steel Shares or BHP Billiton Plc Shares by up to 20% under the Matching Action is unlikely to have a material impact on the issued capital of BHP Billiton or the price of BHP Billiton Shares.

7.6 Conclusion

Ernst & Young Corporate Finance believes that the Matching Action is fair to BHP Billiton Limited Shareholders for the following reasons:

- In valuing the BHP Steel Shares and BHP Billiton Plc Shares, the Matching Action seeks to determine the market portfolio value of shares in the two companies over a similar time period;
- The market valuation of BHP Billiton Plc Shares over a specific time period is readily determined, given that the shares are actively traded on the LSE;
- The market valuation of BHP Steel Shares is more difficult to ascertain given that the company is being demerged;
- BHP Billiton proposes to undertake a range of measures to generate investment interest in BHP Steel to gauge the market value of BHP Steel Shares, prior to its listing on the ASX. These measures may also have the effect of reducing share price volatility in the after market:
- The mechanism for valuing BHP Steel Shares is a balanced mechanism, taking the VWAP of the of BHP Steel Shares sold under the Sale Facility and the VWAP of BHP Steel Shares in the first five days trading on the ASX;
- The alternatives to the proposed Matching Action, particularly the alternatives for valuing BHP Steel Shares are not as comprehensive as the Matching Action formula in determining a market value for BHP Steel Shares; and
- A significant under/over estimate of the value of either BHP Billiton Plc Shares or BHP Steel Shares is unlikely to have a material impact on the issued capital of BHP Billiton or the price of BHP Billiton Shares.

8 Taxation issues

8.1 Shareholders

The decision of BHP Billiton Limited Shareholders whether or not to support the Steel Demerger Proposal may be influenced by his or her particular circumstances, such as the taxation implications of the demerger. All shareholders should note that the information contained in the Scheme Booklet and set out below is general in nature and should not be substituted for specific advice. If a shareholder is in doubt he or she should consult an independent tax adviser.

The income tax implications of the Steel Demerger for shareholders resident in Australia, the United States of America, the United Kingdom and New Zealand (representing the majority of shareholders of BHP Billiton Limited) are summarized in the Taxation Implications in Part 7 of the Scheme Booklet.

Due to the complexity of the relevant tax provisions, the Scheme Booklet does not deal fully with the tax implications for shareholders who are Trustees or who hold fully paid BHP Billiton Limited Shares as trading stock or as a revenue asset. These shareholders should seek specific advice.

Ernst & Young has reviewed and agree with the content of Part 7 of the Scheme Booklet and provides the following comments.

8.1.1 Fully Paid BHP Billiton Limited Shareholders (Australian Residents)

While the taxation consequences of the proposed demerger will vary according to the individual circumstances of each shareholder, the following is a summary of the effect of the demerger. Furthermore, announced tax demerger relief (expected to take effect from 1 July 2002), may provide additional benefits to shareholders.

8.1.1.1 The Capital Reduction is not a dividend

A Class Ruling will be published by the Australian Taxation Office, CR 2002/26, which will confirm that the Reduction Amount will not be treated under current tax law as a dividend for Australian taxation purposes.

8.1.1.2 Capital Gains Tax

- The tax consequences for Australian shareholders who acquired their shares with a view to holding the shares as an investment and to earn dividend income (i.e. the shares are regarded as a capital asset) will be governed by the Australian capital gains tax regime.

- Under current tax law, for those Australian resident shareholders who acquired their BHP Billiton Limited Shares after 19 September 1985, the Reduction Amount will reduce the cost base in their BHP Billiton Limited Shares. Further, the aggregate cost base of their shares in both BHP Billiton Limited and BHP Steel Limited immediately after the demerger will be equal to the pre demerger cost base of their BHP Billiton Limited Shares (adjusted for the Reduction Amount).

  The calculation of the cost base for each BHP Billiton Limited Share and each BHP Steel Limited Share is set out in Part 7.2 of the Scheme Booklet. Any subsequent disposal of BHP Billiton Limited or BHP Steel Limited Shares will have capital gains tax consequences, to the extent that the sale price differs from the cost base of the shares that are sold.

If the Steel Demerger qualifies for the proposed tax demerger relief, the cost base for each BHP Billiton Limited Share and each BHP Steel Share is set out in Part 7.2 of the Scheme Booklet.

- Under current law, for Australian resident shareholders who acquired their BHP Billiton Limited Shares on or before 19 September 1985, the Reduction Amount will not have any taxation impact on those shares. Furthermore, a future sale of those BHP Billiton Limited Shares will not be subject to capital gains tax.

  If the Steel Demerger qualifies for the proposed tax demerger relief, the BHP Steel Shares received will be treated as having been acquired before 19 September 1985. As a consequence a future sale of the BHP Steel Shares will also not be subject to capital gains tax.

- Ernst & Young notes that no assurances are or can be given that the Steel Demerger will satisfy the requirements of the provisions ultimately enacted.
- The BHP Steel Limited Shares received in satisfaction of the Reduction Amount will, in the absence of the proposed tax demerger rules, be deemed to have been acquired post 19 September 1985, and therefore will be subject to capital gains tax on any subsequent sale. A disposal at a price greater than their cost base will result in a capital gains tax liability. Consequently, for shareholders who acquired their BHP Billiton Limited Shares prior to 19 September 1985, the proposed spin-out will have the effect of "converting" a portion of their pre-capital gains tax BHP Billiton Limited shareholding into a post capital gains tax holding.
- Under current law, shareholders who would otherwise currently face a capital gains tax liability on the sale of their BHP Billiton Limited Shares, may, post demerger, be able to realise a portion of their pre demerger investment partly free of capital gains tax by selling their BHP Steel Limited Shares (to the extent that the BHP Steel Shares can be sold without incurring a capital gains tax liability).

8.1.2 Partly Paid BHP Billiton Limited Shareholders (Australian residents)

For Partly Paid BHP Billiton Limited Shareholders the application of the Reduction Amount to meet the interim call should not be taxable. There will be no change to the cost base of the partly paid shares held.

8.1.3 US Resident BHP Billiton Limited Shareholders

The US federal income tax consequences of the demerger to US resident holders of BHP Billiton Limited Shares (American Depository Shares which are represented by ADR's) are described in Part 7.3. of the Scheme Booklet.

The tax consequences will differ depending on:

- Whether they sell or retain their BHP Steel Limited entitlements and

- Whether, in aggregate, the BHP Steel Shares sold by BHP Billiton Limited, the BHP Steel Shares sold by Selling Shareholders and shares of Ineligible Overseas Shareholders represent no more than 20% of the issued capital of BHP Steel Limited.

Ernst & Young note that no assurances are, or can, be given in respect of this matter. To this extent the US tax treatment must be considered as uncertain for US residents intending to retain their BHP Steel Limited Shares at the time of the demerger vote.

US residents should seek their own advice on state and local tax consequences.

8.1.4 UK Resident BHP Billiton Limited Shareholders

Part 7.4 of the Scheme Booklet describes the tax implications for UK resident BHP Billiton Limited Shareholders. Unless the shareholder qualifies for the "small disposal" exemptions, the Reduction Amount will be subject to UK tax and the cost base for the BHP Billiton Limited Shares and the BHP Steel Limited Shares will be as described in Part 7.4.

8.1.5 New Zealand Resident BHP Billiton Limited Shareholders

Part 7.5 of the Scheme Booklet describes the tax implications for New Zealand resident shareholders.

Individual New Zealand resident BHP Billiton Limited Shareholders will include the amount of the Reduction Amount in their income tax return as gross income. No credits will be available to offset the income tax in respect of the Capital Reduction.

Corporate New Zealand resident BHP Billiton Limited Shareholders will need to make a foreign dividend withholding payment in respect of the Capital Reduction at the rate of 33%. No underlying foreign tax credit will be available other than in the unlikely circumstance that a corporate New Zealand resident BHP Billiton Limited Shareholder has a sufficient interest in BHP Billiton Limited in order to obtain such a credit.

8.2 Corporate Tax

8.2.1 BHP Billiton Limited

BHP Billiton Limited management is of the view that the proposed demerger has limited consequences for BHP Billiton Limited's corporate tax position. Based on information provided to Ernst & Young, BHP Billiton Limited's ability to pay fully franked dividends should not be adversely effected by the demerger.

Any tax consequences arising from the internal restructuring of BHP Billiton Limited to facilitate the demerger have been, or will be, incurred by the BHP Billiton Limited group.

8.2.2 BHP Steel

Australia's tax consolidation laws, which are proposed to take effect from 1 July 2002, are likely to result in the transfer of the Australian carried forward tax losses and franking credits of the subsidiaries of BHP Billiton Limited to the parent company on or immediately after midnight of 30 June 2002. As it is likely that the BHP Steel Limited group of companies will form part of the BHP Billiton Limited consolidated tax group at least for the initial hours of

1 July 2002 any tax losses in the BHP Steel Group of companies will remain with BHP Billiton Limited.

Any franking credits in the BHP Steel Limited group of companies before the demerger will transfer to BHP Billiton Limited and accordingly will not be available for distribution to the shareholders of BHP Steel.

BHP Billiton Limited does not expect that the companies in the BHP Steel Group will have carried forward tax losses or franking credits at the time of the demerger.

It is not expected that BHP Steel will pay sufficient Australian income tax to enable it to pay fully franked dividends until the financial year ended 30 June 2004. The extent to which future dividends can be franked will also be a function of the amount of the dividend itself.

Based on representations by BHP Billiton Limited, no additional tax liabilities will arise to the BHP Steel Limited Group as a consequence of any internal restructuring of the BHP Billiton Limited group prior to demerger.

9 Alternatives to the Steel Demerger Proposal

9.1 Overview

In evaluating the Steel Demerger Proposal, Ernst & Young Corporate Finance has also had regard to some of the alternatives, including:

- Sale of BHP Steel to a third party;
- An IPO of BHP Steel Shares;
- A carve out; and
- Retention of BHP Steel.

If these alternatives were pursued, then some of the advantages of the Steel Demerger set out in Section 10.2 of this report would be foregone. Ernst & Young Corporate Finance has focussed on the potential advantages and disadvantages of the alternatives, which are distinct from the advantages and disadvantages of the Steel Demerger Proposal. The advantages and disadvantages of retaining BHP Steel are largely the reverse of proceeding with the Steel Demerger. Accordingly, the advantages and disadvantages of retaining BHP Steel are not discussed in this section.

9.2 Sale of BHP Steel to a third party

The potential advantages of a sale of BHP Steel to a third party include:

Control premium

By seeking to dispose of BHP Steel to a third party, BHP Billiton Limited may be in a position to realise a premium for passing a controlling interest to the purchaser.

However, due to the uncertain outlook facing the steel industry globally, a sale of BHP Steel in the current economic environment may not reflect the underlying value of the company.

One of the benefits of the Steel Demerger is that BHP Billiton Limited Shareholders who hold shares in BHP Steel will largely retain the potential benefits of an upturn in the steel industry. Furthermore, if BHP Steel was subject to a subsequent takeover offer, BHP Billiton Limited Shareholders who retained their BHP Steel Shares could receive a takeover premium.

Additional cash proceeds

If BHP Billiton Limited were to sell BHP Steel to a third party, the proceeds would be retained by BHP Billiton Limited for the benefit of BHP Billiton.

9.3 An IPO of BHP Steel Shares

An IPO for more than 50% of BHP Steel's Shares would generate additional cash for BHP Billiton and establish BHP Steel as a separately listed entity. However, an IPO would have the following disadvantages:

- It may be difficult for BHP Billiton to dispose of a significant percentage of BHP Steel Shares, through a divestment IPO, given the uncertain outlook for the steel industry and for IPO's in Australia;
- A divestment IPO of BHP Steel would mean that BHP Billiton Limited and its shareholders could forgo part of the premium for passing control to new shareholders.

  (Under the Steel Demerger Proposal, BHP Billiton Limited will retain 6% of BHP Steel Shares for sale, prior to listing in a process similar to an IPO. However, the retention of BHP Steel Shares for sale by BHP Billiton under the Steel Demerger Proposal is primarily designed to facilitate investor interest in BHP Steel Shares.)

9.4 A carve -out

As noted in Section 3.1 of this report, a carve-out is where a parent company sells or issues a minority equity interest in a subsidiary for cash through an IPO.

The principal advantage of a carve-out as compared to a demerger or a divestment IPO is that the parent company can support the subsidiary in its formative period as a stand-alone entity.

The listed subsidiary still enjoys many of the advantages achieved from a demerger or divestment IPO, including a degree of independence, added financial flexibility of having direct access to the capital markets, and the disciplines and incentives provide by the capital markets.

However, some of the principal benefits of a demerger or divestment IPO can either be compromised or foregone, for example:

- The holding company will still need to focus on the performance of its subsidiary as well as its own operations; and
- Investors will not be provided with the choices, which are available in a demerger or divestment IPO.

Studies have suggested that carve-outs which are not followed in due course by full independence can over time be value destroying[61].

BHP Steel will have a significant market capitalization in its own right, an experienced Board and senior management and a conservative level of gearing. Accordingly, the principal benefit of a carve-out, namely support for a subsidiary in its formative period as a separately listed entity is less compelling in BHP Steel's case.

In view of the above, Ernst & Young Corporate Finance does not believe that a carve-out is preferable to the Steel Demerger Proposal.

9.5 Conclusion

Ernst & Young Corporate Finance does not believe that the potential benefits of a sale of BHP Steel, a divestment IPO or a carve-out outweigh the benefits of the proposed Steel Demerger set out in Section 10.2 of this report.

10 Evaluation of the Steel Demerger Proposal

10.1 Overview

The key outcome of a successful demerger is the creation of value for shareholders by unlocking the value of a subsidiary and potentially the parent company. A successful demerger entails the establishment of two viable entities that can succeed on their own. An increase in shareholder value may flow from:

- Organisational changes, such as improved focus, more investment, effective management incentives, more effective communication with the market; and
- Corporate control activity[62], recognising that "pure plays" are likely to be more attractive as takeover targets than diversified companies.

10.2 Advantages of the Steel Demerger Proposal

10.2.1 Improved focus

10.2.1.1 Improved focus and value creation

Studies have suggested that demergers are more likely to create shareholder value where they involve a group, which operates in more than one industry.

Accordingly, a significant driver for demergers is the prospect that both the parent and the subsidiary will benefit from focussing on their core operations. Following a demerger, companies are frequently better placed to operate, invest and fund themselves and to reach a level of growth more characteristic of a particular industry.

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[61] McKinsey Quarterly 2002, "When Carve-Outs make sense", 2002, No. 2.

[62] Cusatis, Miles &l Woolridge, op.cit.

The demerger of BHP Steel will result in the creation of a separately listed company with a senior management team accountable to a board of directors and shareholders for the performance of the steel business. The demerger will also allow BHP Billiton to focus on its mineral and petroleum divisions.

10.2.1.2 Re weighting of the BHP Billiton asset base

BHP Steel is one of seven Customer Sector Groups within BHP Billiton. The other six groups are predominantly involved in minerals and energy. The seven key Customer Sector Groups of BHP Billiton as at 30 June 2001 consisted of:

Customer Sector Group	Description
Aluminium	Alumina and Aluminium
Base Metals	Copper, lead, zinc, gold, silver
Carbon Steel Materials	Iron ore, metallurgical coal, manganese ores, manganese alloys, hot briquetted iron
Stainless Steel materials	Nickel, chrome ores, chrome alloys
Energy coal	Thermal coal
Petroleum	Crude oil and condensate, natural gas, LPG
Steel	Raw steel (coated products)

Source: BHP Billiton 2001 Annual Report.

Following the establishment of the DLC Structure, there has been a re-weighting of the asset base towards other activities, principally minerals and petroleum, as is illustrated in the table set out below. The table indicates the position of BHP Steel relative to Minerals and Petroleum, as part of BHP Billiton Limited, as a stand-alone group and as part of the DLC Structure, BHP Billiton

	BHP Billiton Limited (1)		BHP Billiton (2)	
	Steel	Minerals and Petroleum	Steel	Minerals and Petroleum
	%	%	%	%
Percentage of revenue	28	73	20	80
Percentage of profit contribution	9	91	7	93
Capital and investment expenditure	6	94	1	99

(1) Based on the BHP Billiton Limited Preliminary Final Report for the year ended 30 June 2001 (Supplemental Information – Segment Results) and the BHP Billiton Limited 2001 Annual Report. The segment profit is before borrowing costs and tax and reflects inter segment transactions. The table does not reflect net unallocated interest nor Group and unallocated items. It includes the contribution from Onesteel, which was demerged in October 2000.

(2) Based on the 2001 the financial statements of BHP Billiton Plc, which show the financial results of the DLC Structure The segment profit is profit before interest and tax and reflect inter segment transactions. The table does not reflect exploration, technology and new business, other activities, net interest nor Group and unallocated items. It includes the contribution from Onesteel, which was demerged in October 2000. The percentage profit contribution excludes exceptional items

Notwithstanding that BHP Steel has been largely run on a stand-alone basis the significance of BHP Steel relative to the minerals and petroleum activities of BHP Billiton limits the ability of senior management of BHP Billiton to provide it with high level management focus and strategic direction.

10.2.1.3 Opportunities for improved focus

BHP Steel differs from BHP Billiton in some key respects, which may have limited the focus on maximising the value of BHP Steel.

Characteristic	BHP Steel	BHP Billiton
Activities	BHP Steel is primarily a producer of flat and coated steel products.	BHP Billiton is the largest diversified minerals group in the world (based on market capitalization).
Markets	BHP Steel's principal strength is as the leading supplier of flat and coated steel products for the Australian and New Zealand market. BHP Steel is also a significant exporter and has interests in operations in Asia and North America.	BHP Billiton is a world market leader or a leading producer of alumina and aluminium, energy coal, base metals, carbon steel materials, and stainless steel materials. BHP Billiton is also a significant oil and gas producer.
Industry outlook	Viewed primarily as an Australasian cyclical stock, BHP Steel is impacted by growth in the Australian and New Zealand economies, in particular the construction, manufacturing, packaging and motor vehicle industries. As a steel producer, BHP Steel is impacted by low steel prices, global overcapacity and the imposition of tariffs in its export markets.	BHP Billiton is primarily a commodity producer. One perspective of BHP Billiton is that of a mature diverse cash flow generator from long life assets with low risk to cyclical factors. However BHP Billiton will benefit from any upturn in the world economy.
Profitability	Notwithstanding record low prices for steel products internationally and the financial difficulties faced by other larger producers, BHP Steel has continued to be profitable. However, BHP Steel profitability was lower than all other key Customer Sector Groups of BHP Billiton. BHP Steel's earnings before interest and tax ("EBIT") as a percentage of revenue was 7% for the year ended 30 June 2001.	The combined EBIT margin for the remaining Customer Sector Groups of BHP Billiton in the year ended 30 June 2001 was 26%. Whilst BHP Steel has a significantly lower EBIT margin than BHP Billiton, BHP Billiton is required to invest heavily in the exploration for and development of resources projects.

Characteristic	BHP Steel	BHP Billiton
Gearing requirements	BHP Steel requires a lower level of gearing given the challenges likely to confront the steel industry over the short to medium term. Under the Steel Demerger Proposal, BHP Steel's gearing will be in the order of 18%.	Based on the pro-forma balance sheet set out in Section 5.4 of this report, BHP Billiton would have had a gearing level of 37.6%, assuming it had demerged BHP Steel as at 31 December 2001.
Capital expenditure requirements	In the 2001 financial year, capital expenditure and investment on BHP Steel of US$69 million. BHP Steel has not had access to all of the cash flow it generates for capital expenditure, which has been constrained due to higher returns in other Customer Sector Groups.	In the 2001 financial year, capital expenditure on the remaining six Customer Sector Groups was US$5.4 billion.[63]
Dividend yield/capital growth	As a profitable company in a mature industry, with a low level of gearing and a moderate need for ongoing capital expenditure, BHP Steel is able to offer its shareholders a high dividend yield.	BHP Billiton is a resources company focused on providing long-term capital growth to its shareholders. Going forward, BHP Billiton is likely to offer a lower dividend yield than BHP Steel.

10.2.1.4. BHP Billiton

BHP Steel no longer represents a strategic fit for BHP Billiton.

- BHP Billiton is a worldwide resources company:
  - Focussed on growth;
  - Requiring significant levels of ongoing capital reinvestment; and
  - Operating on high profit margins.
- BHP Steel is the largest producer of flat and coated steel products in Australia and New Zealand:
  - Operating in a mature industry;
  - Requiring limited capital reinvestment in the short to medium term; and
  - Operating on low margins.

Notwithstanding that BHP Steel is likely to remain a long term customer of BHP Billiton for its carbon steel products, there appear to be insufficient synergies/linkages between BHP Billiton and BHP Steel to justify continued common ownership.

The Steel Demerger Proposal should therefore benefit BHP Billiton Limited as:

[63] BHP Billiton Plc 2001 Annual Report.

- Management will be freed from the responsibility of dealing with BHP Steel's strategic and operational direction; and
- Management will be in a position to apply greater focus to its minerals and petroleum assets.

10.2.1.5 BHP Steel

BHP Steel generally operates on high volumes and low margins. Long-term success is in part dependent on its ability to make continuous improvements to its cost structure (investment in more efficient processes, economies of scale, efficiency in capital usage, optimising core competencies across domestic and international businesses).

As a separately listed, ASX Top 100 company, BHP Steel is likely to benefit from an improved focus derived from:

- Having an experienced Board of Directors and a senior management developing and implementing strategies to maximise the performance of the BHP Steel business;
- The disciplines and incentives provided by the market to enhance value, as:
  - The performance of the Board and the management team will directly impact the share price of BHP Steel; and
  - BHP Steel will be in a position to link the remuneration for senior management with its share price performance[64].

10.2.2 Possibility of increased dividends

10.2.2.1 BHP Billiton

BHP Billiton does not expect implementation of the BHP Steel Demerger Proposal to affect the amount of its dividend payments for the year ending 30 June 2003. The BHP Billiton dividend is fully franked. However, Part 1.5 of the Scheme Booklet notes that the level of BHP Billiton's dividends following the Steel Demerger has not yet been determined.

Notwithstanding its capacity to generate significant profits, BHP Billiton's dividend payout ratio reflects its status as a global growth stock, which uses its strong operational cash flows to fund exploration and development and other capital-intensive projects.

In the past, BHP Billiton has adopted a policy of maintaining or increasing the dividend paid on each share, rather than adopting a policy of distributing a percentage of profits as dividends over an earnings cycle.

10.2.2.2 BHP Steel

BHP Steel has a record of generating operating profits and positive operating cash flows.

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[64] BHP Steel is proposing to establish its Long Term Incentive Plan based on total shareholder return over the performance period relative to the performance of companies in the ASX 100. Details are contained in Part 8.9 of the Scheme Booklet. Having a single industry focus may therefore assist BHP Steel recruit and retain executives with steel industry experience.

BHP Steel intends to distribute approximately 60% of its operating profit after income tax over an earnings cycle in the form of dividends.

BHP Steel's proposed dividend payout ratio of 60% of its operating profit after tax reflects:

- Ability to generate operating profits and cash flows throughout an economic cycle; and
- The limited extent to which BHP Steel, operating in a mature industry, with a modest level of debt, needs to retain profits for debt servicing and reinvestment.

For the year ending 30 June 2003, BHP Steel expects to pay an interim dividend of 9 cents per share in April 2003 and a final dividend of 11 cents in October 2003. The interim dividend is expected to be unfranked and the final dividend is expected to be 40% franked.

BHP Steel also anticipates that the level of franking will increase for the year ending 30 June 2004 and onwards, as the company generates franking credits from taxes paid [65]. Adopting the Indicative Price Range of A$2.60 to A$3.30, BHP Steel investors would enjoy a dividend yield of approximately 6.1% to 7.7% on their shares.

10.2.2.3 Conclusion

Should the Steel Demerger Proposal be implemented, there is a possibility that BHP Billiton Limited Shareholders, who retain their BHP Steel Shares, should receive additional dividend payments in aggregate, for the 2003 financial year.

10.2.3 Greater investor choice

10.2.3.1 Investments with different risk/return profiles

If the Steel Demerger Proposal is implemented, BHP Billiton Limited Shareholders[66] will have the opportunity of owning:

- Shares in BHP Steel, a company operating in the steel industry, predominantly in Australia, New Zealand and the Asian region; and
- Shares in the world's largest diversified resources group (BHP Billiton) [67] by market capitalisation.

The risk/return profile of a global resources business is different from that of a steel business selling predominantly to the Australasian market. BHP Billiton and BHP Steel:

- Have differing cash flow attributes;
- Face different industry and competitive conditions;

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[65] BHP Steel does not have access to carry forward losses to offset the Australian tax payable on any future profits.

[66] Ineligible Overseas Shareholders, the holders of partly paid shares and the holders of performance rights will not be offered BHP Steel Shares under the Steel Demerger Proposal but are not precluded from acquiring BHP Steel Shares on market, after BHP Steel lists.

[67] Under the Steel Demerger Proposal the market capitalisation of BHP Billiton may fall, reflecting the value of BHP Steel Shares distributed to Fully Paid BHP Billiton Limited Shareholders.

- Are likely to experience different financial market conditions; and
- Have different geographical characteristics.

Section 4 of this report and Parts 4 and 5 of the Scheme Booklet contain details of BHP Steel as a stand-alone entity and the prospects for the steel industry.

Section 5 of this report and Part 6 of the Scheme Booklet contain details of BHP Billiton assuming that the Steel Demerger Proposal is implemented.

10.2.3.2 BHP Steel likely to be attractive to retail and some institutional investors

An investment in BHP Steel is likely to be attractive to:

- Retail investors, including existing BHP Billiton Limited Shareholders.

  An investment in BHP Steel may provide a dividend yield 6.1% to 7.7% based on the indicative price range contained in the Scheme Booklet of A$2.60 to A$3.30. BHP Steel's blue chip status as a top 100 ASX company should also appeal to retail investors.

- Some Australian institutional investors.

  BHP Steel will be a top 100 ASX company with potential upside in the current economic cycle.

- Australian and overseas index funds.

  BHP Steel is expected by BHP Billiton Limited's management to have a 100% inclusion in the ASX indices, (including the ASX 100 Index) and may be included in the MSCI and FTSE indices.

(Whilst the inclusion of BHP Steel in some key indices will make BHP Steel attractive to institutional investors, an investment in BHP Steel may still be unattractive to some institutions, particularly overseas institutions, given the size of BHP Steel and the outlook for the steel industry.)

10.2.3.3 Range of choices

The Steel Demerger Proposal allows BHP Billiton Limited investors to choose the extent and mix of their investment exposure in BHP Billiton and BHP Steel rather than this choice effectively being made for them. BHP Billiton Limited Shareholders will have a range of choices, depending on their investment priorities, including the following options:

- Retaining both their BHP Billiton Limited and the BHP Steel Shares (investments broadly equivalent in their investment attributes to an investment in BHP Billiton Limited prior to the implementation of the BHP Steel Demerger Proposal[68]);

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[68] However, the percentage economic interest in BHP Steel will be impacted by the retention of 6% BHP Steel Shares by BHP Billiton Limited for on sale instead of distribution to BHP Billiton Limited Shareholders. The percentage economic interest BHP Billiton will be impacted by the Bonus Issue to BHP Billiton Plc Shareholders as a result of the Matching Action.

- Retaining or reducing their BHP Billiton Limited Shareholding and increasing their holding of BHP Steel Shares, (for example to access higher dividend yields); and
- Disposing of some of their BHP Steel Shares and increasing their holding of BHP Billiton Limited Shares (for example to maintain their economic interest in the BHP Billiton DLC Structure given the dilution of their interest following the allotment of bonus BHP Billiton Plc Shares under the Matching Action).

10.2.4 Investor interest

The demerger has the potential to improve not only the focus of the BHP Steel Board and management on BHP Steel but also the focus of market participants and investors.

As a stand- alone listed entity, BHP Steel is likely to provide the market with greater information about its strategy, performance and prospects than if it remains as part of BHP Billiton. For example:

- BHP Steel will be required to report separately to the market in accordance with the ASX listing rules and the Corporations Act;[69] and
- As a stand-alone company with a market capitalisation of less than 10% of that of BHP Billiton, more information about BHP Steel will be considered price sensitive and therefore requiring disclosure to the market.

BHP Steel will not only be a Top 100 ASX listed company, it will be significantly larger than the existing steel companies on the ASX, namely OneSteel, Smorgon Steel and Simsmetal. Industrial analysts, with steel industry expertise may be better placed to review a single industry company such as BHP Steel, than if it remains part of BHP Billiton. BHP Billiton analysts will no longer need to analyse BHP Steel as a component of a diversified resources company.

The availability of additional information about BHP Steel, coupled with an increase in the depth with which the information is analysed, has the potential to create and sustain investor interest.

10.2.5 Greater financial flexibility and efficiency

BHP Steel has a different risk return profile to BHP Billiton and in particular has not needed to retain a high level of earnings for capital expenditure.

However, in view of the higher returns available from the Minerals and Petroleum businesses, BHP Steel has not had access to all the cash flows it generates for capital expenditure and other uses.

On listing, BHP Steel is expected to have a gearing of approximately 18% (refer Section 4.4 of this report), which is lower than the gearing levels of OneSteel, Smorgon Steel and other cyclical industrial companies in Australia.

As a separately listed company, BHP Steel would be able to:

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[69] However, unlike BHP Billiton Limited, BHP Steel will not be required to report quarterly.

- Fund growth from its own internal resources;
- Access debt and equity markets; and
- Form alliances and joint ventures,

without reference to criteria relevant to BHP Billiton.

10.2.6 Release of cash to BHP Billiton

BHP Billiton Limited is likely to receive an injection of cash if the Steel Demerger Proposal is implemented:

- On or before the Legal Separation Date , BHP Steel will repay to BHP Billiton approximately A$565 million of intercompany debt.
- BHP Billiton Limited may also receive the proceeds from a sale of all or part of its 6% stake in BHP Steel. Assuming BHP Billiton Limited sells its 47.5 million BHP Steel Shares within the Indicative Price Range set out in the Scheme Booklet, it would receive between A$124 million and A$156 million.

BHP Billiton Limited has indicated in the Scheme Booklet[70] that it would use the proceeds from the demerger for general corporate purposes, (which could include repayment of debt or investment into new projects).

10.2.7 Prospects for takeover of BHP Steel

One of the benefits of demergers is the likelihood of increased corporate control activity[71], recognising that "pure plays", such as BHP Steel are likely to be more attractive as takeover targets than diversified companies[72]. Where there is corporate control activity, such as a takeover offer, shareholders are typically able to realise a higher price for their shares than the price paid for portfolio interests traded on the stock exchange.

Whilst the prospect of increased corporate control activity may be a motivating factor for demergers, it does not appear to be a factor in the decision to demerge BHP Steel. Given the current state of the steel industry, it is possible that any bid in the near term would undervalue BHP Steel's longer term potential.

10.2.8 Matching Action is fair to BHP Billiton Limited Shareholders

For the reasons outlined in Section 7 of this report, Ernst & Young Corporate Finance is of the view that the Matching Action is fair to BHP Billiton Limited Shareholders.

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[70] Refer Part 6.2.2.

[71] Cusatis, Miles & Woolridge, op.cit.

[72] BHP Billiton's status as a dual listed group could further add to the difficulties likely to confront a bidder for either BHP Billiton Limited or BHP Billiton Plc or for both companies.

10.2.9 Alternatives

Ernst & Young Corporate Finance has considered alternatives to the Steel Demerger Proposal, including a sale of BHP Steel, divestment IPO or a carve-out. Ernst & Young Corporate Finance does not believe that these alternatives are preferable to the Steel Demerger Proposal.

10.3 Disadvantages of the Steel Demerger Proposal

10.3.1 Steel demerger transaction costs

10.3.1.1 BHP Billiton Limited

BHP Billiton Limited is expected to incur A$47 million in costs, implementing the Steel Demerger Proposal. The costs are primarily related to the Sale Facility, advisers' fees, legal expenses and the costs of distributing the Scheme Booklet and other documents.

At the time of the Scheme meeting, BHP Billiton Limited will have spent A$17 million, which will not be recoverable regardless of whether the Steel Demerger Proposal is approved by shareholders.

10.3.1.2 BHP Steel

BHP Steel is expected to incur A$18 million, (which includes A$5 million in debt raising costs), in implementing the Steel Demerger. The debt raising costs will be capitalised and amortised over the period of the loans.

At the time of the Scheme meeting to consider the Steel Demerger Proposal, BHP Billiton Limited management estimates that A$14 million of the A$18 million will have been spent.

10.3.2 Additional stand alone costs

As a separate entity, BHP Steel will incur additional ongoing costs. These costs are estimated to be in the order of A$15 million per annum.

10.3.3 Increased cost of borrowings for BHP Steel

Should BHP Steel seek a credit rating, it is likely to be lower that that enjoyed by BHP Billiton for a range of factors including:

- The non-diversified nature of BHP Steel's operations; and
- The challenges facing the steel industry, including excess capacity and depressed steel prices.

As a stand-alone entity, BHP Steel will no longer benefit from BHP Billiton's credit rating. Accordingly, BHP Steel's cost of borrowings is expected to be higher than BHP Billiton's and comparable to a company with a BBB investment grade credit rating. The additional borrowing costs are reflected in the BHP Steel forecasts.

BHP Billiton does not anticipate that its credit rating or cost of borrowings will change as a result of the Steel Demerger.

10.3.4 Potential loss of synergies

One of the potential disadvantages of a demerger is a loss of synergies.

The major relationships between BHP Billiton Limited and BHP Steel involve the supply of carbon steel products, principally metallurgical coal and to a lesser extent iron ore by BHP Billiton Limited to BHP Steel. Some of the benefits of these relationships are preserved in agreements between BHP Steel and BHP Billiton Limited set out in Part 8.14.1 of the Scheme Booklet.

Apart from the additional costs of being a stand-alone entity, including higher borrowing costs, BHP Billiton Limited does not believe that there would be any material loss of synergies, which can be readily quantified, as a result of the Steel Demerger.

Intangible synergies that may be foregone by BHP Steel as a consequence of the demerger include loss of market intelligence and business relationships and the loss of the benefits of being part of a group the size of BHP Billiton.

10.3.5 Loss of diversification and risk

Although investors do not generally reward diversification unless there are significant synergies, diversification can reduce the risk of earnings volatility. During the global economic downturn experienced during 2001 and 2002, BHP Billiton benefited by being a diversified resources company.

BHP Steel by contrast, will be a significantly smaller company involved in a single industry, albeit in a range of geographic locations. The steel industry is a cyclical industry, directly impacted by the level of economic growth in certain key sectors. For example, domestically BHP Steel would be impacted were there to be a downturn in the motor vehicle, manufacturing, packaging or construction industries.

There is risk of greater volatility in earnings given BHP Steel's size relative to BHP Billiton and given the outlook for the steel industry in Australia and globally.

10.3.6 Listing restricted to the ASX

BHP Steel will be listed only on the ASX. Accordingly, BHP Billiton Limited Shareholders who are resident overseas and who hold BHP Steel Shares may experience additional costs in dealing in their shares[73].

10.3.7 Taxation

The decision of BHP Billiton Limited Shareholders whether or not to support the Steel Demerger Proposal may be influenced by his or her particular circumstances, including taxation considerations. Section 8 of this report and Part 7 of the Scheme Booklet discuss the taxation implications of the Steel Demerger.

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[73] Some overseas shareholders will be ineligible to receive BHP Steel Shares under the Steel Demerger Proposal, for example, Ineligible Overseas Shareholders. Accordingly their share entitlements will be offered for sale under the Sale Facility prior to the listing of BHP Steel and the proceeds remitted to them.

BHP Billiton Limited Shareholders who:

- Acquired their shares prior to 19 September 1985, should note that whilst the BHP Billiton Limited Shares will not be subject to capital gains tax, in any future disposal, the BHP Steel Shares will be subject to capital gains tax in the absence of demerger relief; and
- Live in jurisdictions outside of Australia, may be subject to a range of tax consequences.

(Under the current tax law, for Australian resident shareholders who acquired their BHP Billiton Limited Shares with a view to holding them as an investment, the cost base for each BHP Billiton Limited Share will be reduced by the Reduction Amount of A$0.69. The Reduction Amount for five Fully Paid BHP Billiton Shares will be used to subscribe for one BHP Steel Share, which will have a cost base for taxation purposes of A$3.45. Accordingly, the aggregate cost base of shares held in BHP Billiton Limited and BHP Steel will equal the existing cost base of shares in BHP Billiton Limited, pre-demerger.)

10.3.8 Index weighting

BHP Steel is expected to be included in a range of key indices set out in Section 10.2.3.2 of this report.

However, BHP Steel's overall market capitalisation will be significantly less than that of BHP Billiton. Accordingly, for this and other reasons associated with the outlook for the steel industry, BHP Steel is expected to receive lower institutional support than BHP Billiton Limited.

10.3.9 Value leakage

The Steel Demerger Proposal is not a complete demerger. Instead BHP Billiton will retain 6% of the BHP Steel Shares for sale under the Sale Facility. To the extent that new shareholders benefit from any potential upside in the BHP Steel share price, the retention of 6% of BHP Steel Shares for sale under the Sale Facility may be to the detriment of existing BHP Billiton Limited Shareholders. Conversely, any new shareholders will suffer from any decline in the price of BHP Steel Shares.

10.3.10 Dilution of interest in BHP Billiton

Under the Steel Demerger Proposal, BHP Billiton Plc Shareholders will not be offered shares in BHP Steel. Instead they will receive a Bonus Issue of BHP Billiton Plc Shares under the Matching Action. BHP Billiton Limited Shareholders will therefore have their economic interest in the DLC Structure diluted to the extent of the bonus shares issued under the Matching Action. However, the dilution impact for BHP Billiton Limited Shareholders is expected to be immaterial. (Refer Section 7.5 of this report.)

10.3.11 Other risks

Other potential risks associated with the Steel Demerger Proposal include:

- A failure to establish BHP Steel as a viable, stand-alone, listed entity;

- A failure to attract new investors to replace shareholders who have no interest in maintaining an investment in BHP Steel, (thereby creating an overhang in the market for BHP Steel Shares);
- The loss of BHP Steel as a customer for BHP Billiton's carbon steel products;
- Failure of BHP Steel to achieve its publicly stated objectives, in particular its forecasts for the year ending 30 June 2003;
- The possibility that the Sale Facility and the Offer will not proceed.
- The Matching Action overvalues BHP Steel and undervalues shares in BHP Billiton Plc to the detriment of shareholders in the BHP Billiton Limited; and
- The failure of the Steel Demerger to create shareholder value.

Whether most of these risks eventuate will only become apparent over time. The immediate risks are:

- The value of shares in BHP Steel or BHP Billiton Plc utilised in the Matching Action formula is under/overestimated. However, as illustrated in Section 7.5 of this report, these risks are unlikely to have a material impact on the issued capital of BHP Billiton or the price of BHP Billiton Shares.
- A failure to attract new investors to replace shareholders who have no interest in maintaining an investment in BHP Steel (thereby creating an overhang in the market for BHP Steel Shares and depressing the price). To the extent that any overhang impacts the BHP Steel price in the first five days of trading, the Matching Action counterbalances the impact on Fully Paid BHP Billiton Limited Shareholders.

11 Is the Steel Demerger Proposal in the best interests of Fully Paid BHP Billiton Limited's Shareholders?

Ernst & Young Corporate Finance believes that the advantages of the Steel Demerger Proposal outweigh the disadvantages, (including the potential risks of the demerger) and accordingly is in the best interests of the Fully Paid BHP Billiton Limited Shareholders.

However, in reaching this conclusion, Ernst & Young Corporate Finance notes that:

- The benefits of demergers may only emerge over time whereas the disadvantages, including additional costs for BHP Steel are quantifiable in the short term;
- Research into the effectiveness of demergers, particularly in the United States suggests that demergers can increase shareholder wealth. In view of the limited number of demergers that have occurred in Australia, the success or otherwise of demergers has yet to be demonstrated;
- Ineligible Overseas Shareholders will not be able to take up their share entitlements in BHP Steel. Instead their share entitlements will be sold and the proceeds remitted to them;

- The taxation implications of the Steel Demerger for Fully Paid BHP Billiton Limited Shareholders may vary, for a range of reasons, including the residency of the shareholder; and
- Fully Paid BHP Billiton Limited Shareholders who are unsure as to how the Steel Demerger Proposal affects them should seek independent advice (including independent taxation advice).

12 Is the Steel Demerger Proposal in the best interests of Partly Paid BHP Billiton Limited Shareholders?

In accordance with the rules governing the issue of the Partly Paid BHP Billiton Limited Shares, the Partly Paid BHP Billiton Limited Shareholders will not be offered BHP Steel Shares, on a one for five basis under the Steel Demerger Proposal.

Instead, BHP Billiton Limited will:

- Make an interim call on each Partly Paid BHP Billiton Limited Share of A$0.69, (being equal to the Reduction Amount per BHP Billiton Limited Share under the Steel Demerger Proposal); and
- Apply the Reduction Amount to pay the call.

Accordingly, for Partly Paid BHP Billiton Limited Shareholders:

- The amount owing on five Partly Paid BHP Billiton Limited Shares will be reduced by A$3.45; and
- The potential benefits of owning BHP Steel Shares under the Steel Demerger Proposal, will be forgone.

In other key respects, the Steel Demerger Proposal will affect Partly Paid BHP Billiton Limited Shareholders in the same way as Fully Paid BHP Billiton Ltd Shareholders for example:

- The advantages and disadvantages of the Steel Demerger Proposal on BHP Billiton Limited; and
- The impact of the Matching Action on BHP Billiton Limited Shareholders.

In assessing the Steel Demerger Proposal from the perspective of the Partly Paid BHP Billiton Limited Shareholders, Ernst & Young Corporate Finance has also considered whether:

- A reduction of A$3.45 on the amount unpaid on five Partly Paid BHP Billiton Limited Shares is a fair alternative to being offered one BHP Steel Share; and
- Even if the reduction of A$3.45 is not a fair alternative, the Steel Demerger Proposal is still in the best interests of the Partly Paid BHP Billiton Limited Shareholders.

Ernst & Young Corporate Finance notes that:

- Partly Paid BHP Billiton Limited Shareholders will be better off compared with the Fully Paid BHP Billiton Limited Shareholders, if the Final Price for the BHP Steel Shares, or the price at which the shares trade immediately after listing, is less than A$3.45. Conversely, the Partly Paid BHP Billiton Limited Shareholders will be worse off, when compared to the fully paid shareholders if the Final Price or share price is above A$3.45[74].

- The Indicative Price Range for the Final Price included in the Scheme Booklet is A$2.60 to A$3.30 with a midpoint of A$2.95. The Indicative Price Range has been determined by BHP Billiton after consultation with the Joint Global Coordinators and is based partly on preliminary indications from potential investors, which may bid for BHP Steel Shares under the Bookbuild.

Although the Final Price may be greater than A$3.45, the Indicative Price Range suggests that there is an expectation that the Final Price will be below A$3.45

In view of the above, and having regard to the other benefits of the Steel Demerger Proposal for BHP Billiton Limited Shareholders, Ernst & Young Corporate Finance believes that the advantages of the Steel Demerger Proposal for Partly Paid BHP Billiton Limited Shareholders, outweigh the disadvantages and is therefore in their best interests.

13 Does the Steel Demerger Proposal materially prejudice BHP Billiton's creditors?

13.1 Position of BHP Billiton's ongoing creditors

Under the DLC Structure, BHP Billiton Limited and BHP Billiton Plc have guaranteed the contractual obligations of the other.

Creditors normally rank ahead of shareholders for the repayment of their capital. As the Steel Demerger entails a distribution of capital to BHP Billiton Limited Shareholders ahead of creditors, the Steel Demerger prima facie is to the disadvantage of:

- BHP Billiton Limited's creditors; and

- BHP Billiton Plc's creditors.

However, for the reasons set out below, Ernst & Young Corporate Finance does not believe that the Steel Demerger Proposal will materially prejudice BHP Billiton's creditors:

- BHP Billiton's credit rating is unlikely to change as a result of the BHP Steel Demerger

[74] In the OneSteel demerger BHP Limited partly paid shareholders benefited. The prices at which the OneSteel shares traded after the demerger were less than the reduction in the amount owing on the partly paid shares.

- BHP Billiton's gearing would have increased only marginally from 36.1% to 37.6% assuming that the Steel Demerger Proposal had been implemented on 31 December 2001[75];

- BHP Billiton's interest cover for the six months ended 31 December 2001would have improved marginally, assuming that the Steel Demerger had occurred on 1 July 2001[76];

- Most trade creditors are of a short term nature and can reassess from time to time whether it is appropriate to grant credit to BHP Billiton Limited; and

- BHP Billiton is likely to continue to generate significant operational cash flows from its existing activities.

13.2 Position of BHP Steel's creditors

Following the demerger, creditors of BHP Steel will be creditors of a separately listed entity, in most cases with no recourse against BHP Billiton.

However, for the reasons set out below, Ernst & Young Corporate Finance does not believe that the Steel Demerger Proposal will materially prejudice BHP Steel's creditors:

- BHP Steel's balance sheet gearing would have been 18% assuming that the Steel Demerger Proposal had been implemented as at 31 December 2001. Although based on the book value of BHP Steel's net assets, this level of gearing compares favourably with the gearing of other companies listed in Section 4.4.3 of this report;

- BHP Steel's interest cover for the 2003 financial year is expected to be 12.7 times,

- Most trade creditors are of a short term nature and can reassess from time to time whether it is appropriate to grant credit to BHP Steel; and

- BHP Steel has replaced its borrowings from BHP Billiton Limited with external borrowings of A$779 million. These lenders have formed their own assessments of the credit worthiness of BHP Steel as a demerged entity.

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[75] Refer to the pro-forma balance sheet contained in Section 5.4 of this report.

[76] Refer to the pro-forma statement of financial performance set out in Section 5.3 of this report.

Appendix A – Declarations, Qualifications and Sources of Information

The qualifications of the persons preparing this report and various declarations are set out below. In preparing this report, Ernst & Young Corporate Finance has had regard to the sources of information set out below. The attached letter dated 13 May 2002, and this appendix form part of this report.

1 Purpose and use of this report

This report has been prepared at the request of the Directors of BHP Billiton. The purpose of this report is to provide:

- Fully Paid BHP Billiton Limited Shareholders with an opinion as to whether or not the Steel Demerger Proposal (including the Matching Action) is in their best interests;
- Partly Paid BHP Billiton Limited Shareholders with an opinion as to whether or not the Steel Demerger Proposal (including the Matching Action) is in their best interests
- BHP Billiton Limited's directors with an opinion as to whether or not the Steel Demerger will materially prejudice BHP Billiton's creditors.

It is not intended that this report should serve any purpose other than as stated above. Accordingly, none of Ernst & Young Corporate Finance, Ernst & Young Australia, nor any member or employee thereof undertakes responsibility to any person in respect of the use of this report, other than those for whom the report was prepared and then only in respect of specified purposes, state above.

Ernst & Young Corporate Finance has had no involvement in the preparation of the Scheme Booklet and does not accept any responsibility for the contents of the booklet, except for this report, solely on the basis described above.

Neither the whole nor any part of this report may be included in any document without the prior written consent of Ernst & Young Corporate Finance to the form and context in which it appears.

Ernst & Young Corporate Finance has consented to the inclusion of this report in the BHP Billiton Limited Scheme Booklet, which is to be made available to BHP Billiton Plc Shareholders. As this report was prepared solely for the purposes of BHP Billiton Limited Shareholders as a whole, Ernst & Young Corporate Finance does not express any opinion as to whether the proposal is in the best interests of BHP Billiton Plc Shareholders and we accept no responsibility to BHP Billiton Plc or its shareholders or any other person (other than the BHP Billiton Limited Shareholders) in respect of, arising out of or in connection with this report.

In preparing this report for BHP Billiton Limited Shareholders, Ernst & Young Corporate Finance has conducted its work in accordance with the guidelines and practices for the preparation of independent expert reports in Australia. The report has not been prepared in accordance with guidelines or standards, which may be applicable for reports of this nature in the United Kingdom or in any other jurisdiction. Accordingly, this report should not be relied upon as if it had been prepared in accordance with guidelines and standards applicable in the United Kingdom or in any other jurisdiction.

Whilst Ernst & Young Corporate Finance has provided directors with an opinion as to whether the proposed Capital Reduction will materially prejudice BHP Billiton's creditors, it does not make any warranties or representations to lenders or creditors as to the recoverability of amounts owed by members of the BHP Billiton group or BHP Steel, as at the date of this report or at any time in the future.

2 Reliance on available information

The statements and opinions given in this report are given in good faith and in the belief that such statements and opinions are not false or misleading.

In the preparation of this report Ernst & Young Corporate Finance has relied upon and considered information believed after due inquiry to be reliable and accurate. Ernst & Young Corporate Finance has no reason to believe that any information supplied to it was false or that any material information has been withheld from it. However, Ernst & Young Corporate Finance does not imply and it should not be construed that it has audited or in any way verified any of the information provided to it, or that its inquiries could have verified any matter which a more extensive examination might disclose.

Ernst & Young Corporate Finance provided draft copies of this report to the directors and management of BHP Billiton Limited for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Corporate Finance alone. Changes made to this report as a result of this review by the directors and management of BHP Billiton Limited have not changed the methodology or conclusions reached by Ernst & Young Corporate Finance.

3 Forecasts

The financial forecasts used in the preparation of this report reflect the views of BHP Billiton management and the management of BHP Steel, based on present circumstances, as to both the most likely set of conditions and the course of action it is most likely to take. It is usually the case that some events and circumstances do not occur as expected or are not anticipated. Therefore, actual results during the forecast period will almost always differ from the forecast and such differences may be material. To the extent that our conclusions are based on forecasts, we express no opinion on the achievability of those forecasts.

4 Indemnity

ASIC recognises that an independent expert is reliant on information provided to it. Accordingly, ASIC envisages that an expert may seek an indemnity, should the information provided to it prove to be incorrect or where material information has not been supplied to the expert.

BHP Billiton Limited has agreed to indemnify Ernst & Young Corporate Finance, Ernst & Young Australia and their officers and employees from any claims arising out of any material misstatement or omission in any material or information supplied by or on behalf of BHP Billiton Limited or their respective advisers unless arising directly or indirectly from the wilful misconduct or negligence or breach of law by Ernst & Young Corporate Finance, Ernst & Young or their officers or employees. The indemnities will only apply to the extent permitted by law.

5 Independence

For the reasons set out below, Ernst & Young Corporate Finance believes that it is in a position to provide BHP Billiton Limited Shareholders with an independent evaluation of the Steel Demerger Proposal

5.1 Ernst &Young Corporate Finance

Ernst & Young Corporate Finance will receive a professional fee based on time spent in the preparation of this report, estimated at approximately $335,000 Ernst & Young Corporate Finance will not be entitled to any other pecuniary or other benefit whether direct or indirect, in connection with the making of this report.

Ernst & Young Corporate Finance and Ernst & Young in Australia have assisted BHP Billiton with the following matters over the last two years:

- Providing technical accounting and related advice from time to time, including advice in relation to:
  - BHP Billiton Limited's accounting and reporting requirements;
  - The establishment of BHP Billiton Limited's shared business organization; and
  - Accounting advice, due diligence and related services in respect of the proposed acquisition of Stramit Industries, a division of Amatek Limited by BHP Steel.
- Providing advice to OneSteel (when it was part of BHP Billiton Limited) and BHP Steel in relation to their corporate treasury requirements.
- Providing tax advice in relation to research and development grants.

Under the Corporations Regulations, where there is a requirement for an expert report for a scheme of arrangement, the expert preparing a report must not be an associate of the other party to the scheme (in this instance BHP Steel)[77]. Neither Ernst & Young Corporate Finance nor Ernst & Young are associates of BHP Steel (nor are they associates of BHP Billiton Limited).

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[77] The Corporations Regulations do not require that a report be prepared for the Steel Demerger Proposal, notwithstanding that the proposal involves a scheme of arrangement. However, in preparing this report, Ernst & Young Corporate Finance has had regard to the form of opinion required by the Corporations Regulations for Schemes of arrangement. (Refer Section 2.1.12 of this report)

Neither Ernst & Young Corporate Finance nor Ernst & Young have been involved in structuring the Steel Demerger Proposal.

Some of the personnel involved in this assignment hold small parcels of shares in BHP Billiton Limited. Furthermore, some of the partners of Ernst & Young in Australia hold shares in Cap Gemini Ernst & Young S.A., a French listed company, a subsidiary of which provides consultancy services in relation to the establishment and optimisation of BHP Billiton's shared services, and in the case of BHP Steel, has entered into a contract to operate the BHP Steel shared services centre for a period of five years. Ernst & Young Corporate Finance does not believe that these holdings could reasonably be viewed as affecting the ability of Ernst & Young Corporate Finance to provide an independent evaluation of the proposed demerger.

5.2 Transaction involving the operations of Arthur Andersen ("Andersen") in Australia and Ernst & Young

On 26 April 2002, Ernst & Young and Andersen in Australia signed an Implementation Agreement whereby Ernst & Young would:

- Acquire certain assets of Andersen;
- Make offers of partnership to certain Andersen partners; and
- Make offers of employment to certain Andersen staff.

The Implementation Agreement is subject to a range of conditions being satisfied, including:

- The completion of due diligence by Ernst & Young;
- The approval of the Australian partners of Ernst & Young;
- The approval of the Australian partners of Andersen; and
- Regulatory approvals.

Ernst & Young Corporate Finance understands that Andersen are not associates of BHP Steel (nor BHP Billiton Limited). BHP Billiton Limited has advised that Andersen have not been involved in structuring the Steel Demerger Proposal.

Andersen are one of the auditors of BHP Billiton, and are the auditor of BHP Steel and have prepared the Investigating Accountants Report for the Scheme Booklet. Guidelines issued by the ASIC note that an expert is not precluded from providing a report because, the expert has acted as auditors of the client or other interested parties in the preceding two years.

6 Qualifications

Ernst & Young Corporate Finance is wholly owned by Ernst & Young in Australia. Ernst & Young Corporate Finance holds a dealers' licence, pursuant to the Corporations Act, and its representatives are experienced in providing advice in relation to independent expert reports, valuations, mergers and acquisitions, capital raisings, corporate restructurings and general financial advice. Ernst & Young Corporate Finance believes that the experience of its representatives qualifies it to provide the independent expert opinions sought by BHP Billiton Limited.

Peter Kempen and John Hope, the co-signatories to this report are Directors of Ernst & Young Corporate Finance and partners of Ernst & Young in Australia. Peter McMaster, (an Authorised Representative of Ernst & Young Corporate Finance and a Principal in the Corporate Finance Division of Ernst & Young) assisted in the preparation of this report.

David Boymal, National Director, Auditing and Accounting Standards and Rodney Piltz, from the Assurance and Advisory Business Services (both partners of Ernst & Young Australia) provided accounting related assistance to Ernst & Young Corporate Finance in respect of the Steel Demerger.

David Blake and Patrick Broughan, both Partners, in the Taxation Division of Ernst & Young Australia provided assistance to Ernst & Young Corporate Finance in respect of the taxation implications of the Steel Demerger Proposal.

7 Sources of information

1. Discussions and correspondence with BHP Billiton Limited management.
2. Discussions and correspondence with BHP Billiton Limited's advisers.
3. Board papers
4. Scheme Booklet
5. Publicly available information and brokers reports in relation to BHP Billiton Limited and BHP Steel
6. Publicly available information and brokers reports in relation to other comparable listed companies
7. Publicly available information in relation to markets and relevant industries.
8. ASIC Policy Statements and Practice Notes.
9. Information attributable to Bloomberg, IBIS Business Information Pty Limited, IRESS, Multex Global Estimates and Primark.
10. Financial and other information provided by BHP Billiton Limited, BHP Steel Limited and its advisors.
11. Published articles in relation to demergers.

DIRECTORY

BHP BILLITON LIMITED REGISTERED OFFICE

Level 45, Bourke Place
600 Bourke Street
Melbourne VIC 3000
Australia

BHP BILLITON SHARE REGISTER

BHP Billiton Share Department

Level 28, Bourke Place
600 Bourke Street
Melbourne VIC 3000
Australia

GPO Box 782
Melbourne VIC 3001
Australia

FINANCIAL ADVISERS

ABN AMRO Corporate Finance Australia Limited

Level 27
367 Collins Street
Melbourne VIC 3000
Australia

Credit Suisse First Boston Australia Limited

Level 31, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia

LEGAL ADVISER

Mallesons Stephen Jaques

Level 28, Rialto
525 Collins Street
Melbourne VIC 3000
Australia

AUDITOR AND INVESTIGATING ACCOUNTANT

Arthur Andersen

363 George Street
Sydney NSW 2000
Australia

INDEPENDENT EXPERT

Ernst & Young Corporate Finance Pty Limited

120 Collins Street
Melbourne VIC 3000
Australia

JOINT GLOBAL COORDINATORS

ABN AMRO Rothschild

Level 29, ABN AMRO Tower
cnr Phillip and Bent Streets
Sydney NSW 2000
Australia

Credit Suisse First Boston Australia Limited

Level 31, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia

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